Filed Pursuant to Rule 424(b)(3)
Registration No. 333-147178

PROSPECTUS

UCI Holdco, Inc.

OFFER TO EXCHANGE

All Outstanding Floating Rate Senior PIK Notes due 2013
which have been registered under the Securities Act,
for any and all of its outstanding Floating Rate Senior PIK Notes due 2013

We are offering to exchange our Floating Rate Senior PIK Notes due 2013, or the “exchange notes,” for our currently outstanding Floating Rate Senior PIK Notes due 2013, or the “private notes.” The exchange notes are substantially identical to the private notes, except that the exchange notes have been registered under the federal securities laws and will not bear any legend restricting their transfer. The exchange notes will represent the same debt as the private notes and we will issue the exchange notes under the same indenture. We refer to the private notes and the exchange notes collectively in this prospectus as the “notes.”

The notes will mature on December 15, 2013. We may redeem all or part of the notes on or after December 15, 2007. Prior to December 15, 2007, we may redeem up to 35% of the aggregate principal amount of the notes from the proceeds of certain equity offerings. Redemption prices are set forth under “Description of the Exchange Notes — Optional Redemption.” In addition, at the end of the first accrual period ending after the fifth anniversary of the issuance of the private notes and at the end of each subsequent accrual period, we will be required to redeem for cash a portion of each note required to be redeemed to prevent such note from being treated as an applicable high yield discount obligation. The redemption price for the portion of each note so redeemed will be 100% of the principal amount of such portion plus any accrued but unpaid interest thereon on the date of redemption. See “Description of the Exchange Notes — Mandatory Redemption.”

The exchange notes will be our general unsecured obligations, will rank pari passu with our future senior indebtedness and will rank senior to our future subordinated indebtedness. The exchange notes will be effectively junior to all of our future secured indebtedness to the extent of the collateral securing that indebtedness. The exchange notes will not be guaranteed by any of our subsidiaries and will be structurally junior to the indebtedness and other liabilities of our subsidiaries.

The principal features of the exchange offer are as follows:

•	The exchange offer expires at 5:00 p.m., New York City time, on December 13, 2007, unless extended.

•	We will exchange all private notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tenders of private notes at any time before the exchange offer expires.

•	The exchange of private notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	We do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

Broker-dealers receiving exchange notes in exchange for private notes acquired for their own account through market-making or other trading activities must deliver a prospectus in any resale of the exchange notes.

Investing in the exchange notes involves risks. See “Risk Factors” beginning on page 14 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved of the notes or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 9, 2007.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal delivered with this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for private notes where such private notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date of the exchange offer and ending on the close of business one year after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

INDUSTRY AND MARKET DATA

Certain market, ranking and industry data included in this prospectus, including the size of certain markets and our size or position and the positions of our competitors within these markets, including our products relative to our competitors, are based on estimates of our management. These estimates have been derived from our management’s knowledge and experience in the markets in which we operate, as well as information obtained from surveys, reports by market research firms, our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate. Though we believe these estimates were reasonably derived, you should not place undue reliance on them, as estimates are inherently uncertain. Additionally, we have cited information compiled by certain industry sources and third parties. In particular, we used information from the 2006-2007 Automotive Aftermarket Factbook by the Automotive Aftermarket Industry Association (“AAIA”), which we refer to as the AAIA Report. The information contained in the AAIA Report is provided as a summary of market statistics. AAIA has told us that they express no opinion on the data, which have been compiled from the sources referenced therein. AAIA has also told us that they make no representation with respect to the accuracy or validity of the data and that they assume no responsibility for the use thereof. All statistics, estimates and calculations derived from the AAIA, as presented herein, exclude the tire segment of the automotive aftermarket.

Although we believe that these sources are generally reliable, we have not independently verified data from these sources or obtained third party verification of market share data and do not guarantee the accuracy or completeness of this information. In addition, these sources may use different definitions of the relevant markets. Data regarding our industry is intended to provide general guidance, but is inherently imprecise. Market share data is subject to change and cannot always be verified with certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market shares. In addition, customer preferences can and do change. As a result, you should be aware that market share, ranking and other similar data set forth herein, and estimates and beliefs based on such data, may not be reliable.

BASIS OF PRESENTATION

For periods after June 20, 2003, the historical consolidated financial statements included in this prospectus are of UCI Holdco, Inc. and its subsidiaries. For periods before June 21, 2003, the financial data is the combined data of the predecessor company of UCI Holdco, Inc.

On June 30, 2006, we sold our driveline components operation and our specialty distribution operation. On November 30, 2006, we sold our lighting systems operation. In the historical financial statements included in this prospectus, the results of these operations have been reflected as discontinued operations, and except as otherwise indicated they are not reflected in “Prospectus Summary — Summary Consolidated Financial Information,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Selected Financial Data” or “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

We completed the acquisition of ASC Industries, Inc. and its subsidiaries, or ASC, on May 25, 2006 (the “ASC Acquisition Date”). In connection with the acquisition of ASC, our subsidiary, United Components, Inc., amended and restated its credit agreement to provide for a total of $405.0 million in available credit facilities. We refer to our acquisition of ASC as the “ASC Acquisition.”

We used the net proceeds from the offering of the private notes, together with cash on hand, to pay a special dividend to our stockholders in the amount of $260.0 million. We refer to the offering of the notes and the payment of the dividend collectively herein as the “Transactions.”

Except as otherwise indicated herein or required by the context, the financial information identified in this prospectus as “pro forma,” in the case of the unaudited pro forma condensed combined income statement for the year ended December 31, 2006, reflects adjustments to our historical consolidated income statement for such period to give effect to:

•	the issuance of the private notes; and

•	the ASC Acquisition and the related financing,

as if such transactions had occurred at the beginning of such period.

The pro forma financial information contained in this prospectus is based on certain assumptions and adjustments and does not purport to reflect what our actual results of operations would have been had these transactions occurred as of or on January 1, 2006, nor are they necessarily indicative of the results of operations that we may achieve in the future. For additional information, you should refer to the “Prospectus Summary — Summary Consolidated Financial Information,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements, including the related notes, appearing elsewhere in this prospectus.

Unless the context otherwise requires, references in this prospectus to “Holdco,” “we,” “us,” “our” and “Company” refer to UCI Holdco, Inc., together with its subsidiaries; references to the “issuer” refer only to UCI Holdco, Inc., the issuer of the notes offered hereby; references to “UCI” refer to United Components, Inc., together with its subsidiaries; and references to “UCI Acquisition” refer to UCI Acquisition Holdings, Inc., a wholly owned subsidiary of Holdco and the parent company of UCI.

TRADEMARKS

Airtex, Champion, Wells, ASC, Master Parts, Airtex Engine Management and certain other trademarks and logos are trademarks or registered trademarks of ours in the United States and other countries. This prospectus also refers to the products or services of other companies by the trademarks and trade names used and owned by those companies.

PROSPECTUS SUMMARY

This summary highlights important information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. This prospectus includes specific terms of the exchange offer, as well as information regarding our business and detailed financial data. Please review this prospectus in its entirety, including the information set forth under the heading “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the financial statements and related notes and other financial data included herein, before making an investment decision. Unless otherwise noted, the terms “Holdco”’ “we,” “us,” “our” and “our company” refer to UCI Holdco, Inc. and its subsidiaries.

The Company

We are a leading supplier to the vehicle replacement parts market, or the aftermarket, with top three market positions in each of our product lines. We supply a broad range of filtration, fuel, cooling and engine management products to the automotive, trucking, industrial, construction, agricultural, marine and mining vehicle markets. Over 80% of our 2006 net sales were made to a diverse aftermarket customer base that includes some of the largest and fastest growing companies servicing the aftermarket. For the year ended December 31, 2006, our pro forma net sales for continuing operations were $948.0 million. For the six months ended June 30, 2007, our net sales were $498.4 million.

We have one of the most comprehensive product lines in the aftermarket, offering approximately 39,000 part numbers. We believe the breadth of our offerings in each of our product lines, combined with our extensive global manufacturing, sourcing and distribution capabilities, product innovations, diverse customer base and reputation for quality and service, make us a leader in our industry.

We design, develop, manufacture and distribute an extensive range of vehicle replacement parts across our four product lines:

•	Filtration Products: oil, air, fuel, hydraulic, transmission, cabin air and industrial filters and PCV valves.

•	Fuel Products: fuel pump assemblies, electric fuel pumps, mechanical fuel pumps and fuel pump strainers.

•	Cooling Products: water pumps.

•	Engine Management Products: caps and rotors, emission controls, sensors, ignition controls and coils.

We believe that the majority of our sales tend to track the overall growth of the aftermarket. Sales in the automotive aftermarket (excluding tires) have grown at an average annual rate of approximately 3.7% from 2000 through 2006, with the lowest year of growth in 2006 of approximately 2.5%. In addition, AAIA reported that annual miles driven in the United States by all types of wheeled vehicles increased every year between 1985 and 2005, though the increase was negligible in 2005 due to increased gas prices. We believe that the aftermarket will continue to grow as a result of increases in the average age of vehicles, average number of miles driven per year by passenger cars, number of vehicles registered in the United States and number of licensed drivers. Because we primarily supply the aftermarket, our sales do not correlate strongly with annual vehicle production.

We have significant expertise in global manufacturing and sourcing, particularly in China, due to our acquisition of ASC. We believe that the consolidation of our historical water pump facilities into ASC’s existing facilities, combined with our low-cost China manufacturing and sourcing capability positions us to realize meaningful cost savings over the next few years.

Through our emphasis on high order fill rates, customer service, product quality and competitive pricing, we have developed long-standing relationships with our customers, including leading aftermarket companies such as Advance Stores Company, Inc. (Advance Auto Parts), AutoZone, Inc. (AutoZone), CARQUEST

Corporation (CARQUEST), MDSA, Inc. (Mighty), O’Reilly Automotive, Inc. (O’Reilly), UAP, Inc., a wholly owned subsidiary of Genuine Parts Company (NAPA), and Valvoline Company, a division of Ashland Inc. (Valvoline), as well as a diverse group of original equipment manufacturers, or OEMs, such as DaimlerChrysler Corporation (DaimlerChrysler), Ford Motor Company, Inc. (Ford), General Motors Corporation (GM), Harley-Davidson, Inc. (Harley-Davidson), Mercury Marine Division of Brunswick Corporation (Mercury Marine) and Volkswagen of America, Inc. (Volkswagen).

Our Industry

According to the AAIA Report, the U.S. automotive aftermarket (excluding tires) is large and fragmented with an estimated $177 billion of aggregate sales in 2005. The vehicle replacement parts industry contains numerous suppliers and is characterized by one or two key competitors in each product line. We believe that customers within the aftermarket industry are increasingly focused on consolidating their supplier base, and therefore place a premium on suppliers with customized service and consistent and timely availability and delivery of products. Our industry is also characterized by relatively high barriers to entry, which include the need for significant start-up capital expenditures, initial part number breadth within a product line, proven product quality, distribution infrastructure and long-standing customer relationships.

The vehicle parts industry is comprised of five main sales channels: the retail sales channel, the traditional sales channel, the heavy-duty sales channel, the original equipment service, or OES, sales channel and the OEM sales channel. The retail, traditional, heavy-duty and OES sales channels together comprise the aftermarket, which has significantly different characteristics than the OEM sales channel. While product sales for use by OEMs are one-time sales for the production of new vehicles and are therefore tied to fluctuations in annual vehicle production volumes, product sales in the aftermarket are repeat sales of replacement parts for the entire base of vehicles on the road and are less susceptible to changes in production volumes for new cars.

Within the five main sales channels, the U.S. automotive aftermarket is primarily organized around two groups of end-users: the DIY, or do-it-yourself, group and the DIFM, or do-it-for-me, group. The DIY group, which is supplied primarily through the retail channel (e.g., Advance Auto Parts, AutoZone, O’Reilly and Wal-Mart), represented approximately 21% of industry-wide aftermarket sales in 2005, and consists of consumers who prefer to do various repairs on their vehicles themselves. The DIFM group is supplied primarily through the traditional channel (e.g., CARQUEST and NAPA) and the OES channel, which represented approximately 79% of industry-wide aftermarket sales in 2005, and consists of car dealers, repair shops, service stations and independent installers who perform the work for the consumer.

According to the AAIA Report, the automotive aftermarket (excluding tires) has grown at an annual average rate of 4.3% from 1997-2006. The historical sales and projected 2006 sales of the automotive aftermarket are shown in the following chart:

U.S. Automotive Aftermarket Sales (Excluding Tires) — 1997 to 2006E(1)

(1)	Source: Automotive Aftermarket Industry Association (AAIA).

This growth in aftermarket sales has been primarily driven by:

Increase in Miles Driven.  The demand for the majority of aftermarket products is tied to the regular replacement cycle or the natural wearing cycle of a vehicle part and, in turn, is heavily influenced by actual miles a vehicle is driven. Over the past decade, the average number of miles driven per passenger car has increased by approximately 12%. This development has resulted in increased wear and tear on vehicles, resulting in increased vehicle maintenance requirements. We expect that miles driven per vehicle will continue to increase over time and, as a result, the need for automotive component replacement parts will also increase.

Growing base of vehicles and registrants.  From 1996 to 2005, the number of registered passenger cars and light trucks, or light vehicles (defined as vehicles with gross vehicle weight of less than 14,000 lbs.), increased by approximately 21% and the number of licensed drivers increased by approximately 12%. In 2005, the U.S. light vehicle market achieved a strong level of sales with 17.0 million light vehicles sold. With more than 232 million light vehicles currently on the road, we expect there will be an increasing need for replacement parts and general maintenance.

Aging vehicle population.  From 1996 to 2005, the average age of passenger cars in use grew from 8.6 years to 10.0 years. The significant increase in the average age for passenger cars is expected to drive growth for aftermarket services due to the large number of vehicles entering the prime age for aftermarket maintenance (6 to 12 years old).

Our Competitive Strengths

We are well-positioned in the aftermarket as a result of our:

Leading Market Positions.  We are a leading supplier to the aftermarket, with top three market positions in each of our product lines. We have achieved these leading market positions as a result of our strong portfolio of quality products and focus on customer service.

Strong Customer Relationships.  We have successfully developed relationships with the largest and fastest growing aftermarket retailers and traditional customers, including Advance Auto Parts, AutoZone, O’Reilly, CARQUEST and NAPA. Our relationships with most of these aftermarket customers date back more than 20 years. We continue to expand our historically significant and stable business relationships in the retail channel. We have also diversified our customer mix over time and have made dedicated efforts to grow revenues in other channels.

Diversified Product Lines.  We service each of the sales channels in the aftermarket and offer a broad range of product numbers in each of our four product lines. Our diversification enables us to capitalize on the growth of the traditional channel, align ourselves with rapidly growing retailers, enhance our recognition in the aftermarket through original equipment sales and increase our ability to pursue sales in other growth areas, including the heavy-duty aftermarket. We also believe the non-discretionary replacement nature of many of our products lessens the impact of an economic downturn on our business. The charts below set forth our approximate pro forma net sales for the year ended December 31, 2006 by percentage of product and percentage of sales channel. These pro forma percentages are based on the total of historical Holdco sales plus the sales of ASC for the period before our May 2006 acquisition of ASC.

Pro Forma Net Sales for the Year Ended December 31, 2006

By Product	By Sales Channel

Strong Cash Flows and Proven Ability to Reduce Costs.  Through our continual focus on operational improvements, including the introduction of lean manufacturing and inventory management techniques, we have improved our cost structure at all of our facilities. These actions have enabled us to consolidate operations and rationalize our distribution and manufacturing facilities, including plant closures in Mexico and Canada. In addition, we have decreased the labor content in our ongoing manufacturing processes. Also, in the second quarter of 2007, we completed the integration of our previously existing water pump operations with those of ASC. We believe these completed operational improvements combined with our proven ability to reduce costs provides a solid foundation for continued profitable growth. Our ability to reduce costs has in part driven our strong free cash flow generation, which has enabled our subsidiaries to pay down $238.0 million in bank debt since June 2003.

Global Manufacturing and Sourcing Capability.  We have significant expertise in sourcing and production in low-cost countries, especially in water pumps. Over the past 16 years, ASC has developed a China sourcing strategy, supported by two manufacturing facilities and an engineering and procurement office in China. Components are manufactured in its Chinese facilities and then shipped to the U.S. for “Just-in-Time” assembly and distribution. This method has allowed ASC to minimize inventory requirements and reduce lead times, providing greater flexibility to respond to customer demands. Through this highly efficient sourcing model and its lean manufacturing capabilities, ASC has won numerous new customers and recorded significant sales and EBITDA growth since 2001. We believe our China manufacturing and sourcing capability will drive substantial margin improvement in our cooling products line, and we intend to leverage this capability across other of our product lines.

Experienced Management Team.  We are led by an experienced management team with an average of almost 20 years of industry experience. Our management team has been integral in leading our cost-savings initiatives and global expansion, resulting in our leading market positions in all of our product lines.

Our Strategy

Our strategic objective is to achieve profitable growth and maximize return on invested capital by:

Focusing on Key Product Lines.  By divesting three non-core operations, we have concentrated our focus on our four core product lines. In addition, our strategic acquisition of ASC increases our market share in water pumps, and we believe it has improved our cost structure through more efficient sourcing and manufacturing processes.

Improving Global Sourcing and Manufacturing.  We continually seek to lower our overall product costs by improving our sourcing and manufacturing processes. Through our acquisition of ASC, we have obtained proven global sourcing capabilities and a China manufacturing platform. We have completed the process of integrating our existing water pump business with ASC, which we expect will result in significant operational savings. We believe we have additional opportunities for meaningful cost savings opportunities by leveraging our China manufacturing and sourcing expertise across our other product lines.

Continuing to Grow Market Share.  We will continue to focus on increasing our market share and driving growth in each of our product lines by strengthening our existing customer relationships, expanding our sales force and entering new markets. As a result of these efforts, we have expanded our product lines with AutoZone and won business with CARQUEST and O’Reilly. Additionally, we recently completed water pump sales to our first customer in China and have penetrated the Canadian market with a new sales effort. Over the past few years, we have strengthened our position in the heavy duty channel and believe that this channel provides one of our best opportunities for growth. Also, we have increased our focus on international markets and believe there are growth opportunities in selected areas.

Implementing Cost Reduction Initiatives.  We have pursued and will continue to pursue opportunities to optimize our resources and reduce manufacturing costs through various initiatives. We have consolidated several of our distribution and manufacturing facilities since 2003 in order to maximize capacity utilization. We have implemented inventory management systems at our filtration products and fuel products facilities in order to reduce inventory while increasing our order fill rates. We are also utilizing centralized procurement for common raw material purchases across all of our plants in North America. We believe these and other initiatives will result in significant cost savings.

Our History and Structure

We were incorporated in the state of Delaware on March 8, 2006. We own all of the common stock of UCI through our wholly owned subsidiary, UCI Acquisition Holdings, Inc., or UCI Acquisition. All of our operations are conducted through UCI and its subsidiaries. UCI was incorporated on April 16, 2003, and on June 20, 2003, it purchased all of our operating units from UIS, Inc., and UIS Industries, Inc., or together with UIS, Inc., UIS. We refer to this transaction as the “Carlyle Acquisition.”

In connection with the ASC Acquisition, we were formed as a holding company for UCI Acquisition and UCI. All of the shares of common stock of UCI Acquisition were exchanged for an equal number of shares of our common stock. As a result, we became the direct parent company of UCI Acquisition and the ultimate parent company of UCI and its subsidiaries.

The following chart illustrates our current corporate structure and principal indebtedness as of June 30, 2007, after giving effect to the offering of the exchange notes:

(1)	As of June 30, 2007, after giving effect to the offering of the exchange notes, UCI Acquisition and its consolidated subsidiaries had approximately $730.1 million of indebtedness and other liabilities (not including intercompany indebtedness and liabilities), as adjusted for the pay down of the revolving credit borrowings to zero.

(2)	UCI Acquisition is a guarantor under UCI’s senior credit facilities. UCI Acquisition is not a guarantor of UCI’s senior subordinated notes or the exchange notes.

(3)	UCI is the obligor under the senior credit facilities, which consist of $225.0 million of Tranche D Term Loans and a $75.0 million revolving credit facility as of June 30, 2007. As of June 30, 2007, approximately $65.6 million was available to our subsidiaries for additional borrowing under the senior credit facilities, as adjusted for the pay down of the revolving credit borrowings to zero.

(4)	As of June 30, 2007, UCI had issued $230.0 million aggregate principal amount of 9 3/8% Senior Subordinated Notes due 2013, or the senior subordinated notes.

(5)	All of UCI’s wholly owned domestic subsidiaries are guarantors of the senior credit facilities and the senior subordinated notes. Neither UCI nor any of its subsidiaries will guarantee the notes offered hereby.

The Carlyle Group

We, UCI Acquisition and UCI are corporations formed at the direction of The Carlyle Group, which we refer to as Carlyle. As of June 30, 2007, affiliates of Carlyle own approximately 91.7% of our common stock. The Carlyle Group is a global private equity firm with over $75.6 billion under management. Carlyle invests in buyouts, venture and growth capital, real estate and leveraged finance in Asia, Europe and North America. Since 1987, the firm has invested $32 billion of equity in 686 transactions for a total purchase price of $132 billion. Carlyle employs more than 900 people in 21 countries and has a dedicated team of investment professionals focused on the automotive, transportation and defense sectors.

Our principal executive offices are located at 14601 Highway 41 North, Evansville, Indiana 47725. The telephone number of our principal executive offices is (812) 867-4156. UCI’s Internet address is http://www.ucinc.com. The contents of UCI’s website are not part of this prospectus.

The Exchange Offer

The Exchange Offer	We are offering to exchange the exchange notes for the outstanding private notes that are properly tendered and accepted. You may tender outstanding private notes only in denominations of $2,000 and integral multiples of $1,000. We will issue the exchange notes on or promptly after the exchange offer expires. As of the date of this prospectus, $257.0 million principal amount of private notes is outstanding.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on December 13, 2007, unless extended, in which case the expiration date will mean the latest date and time to which we extend the exchange offer.

Conditions to the Exchange Offer	The exchange offer is not subject to any condition other than that it not violate applicable law or any applicable interpretation of the staff of the SEC. The exchange offer is not conditioned upon any minimum principal amount of private notes being tendered for exchange.

Procedures for Tendering Private Notes	If you wish to tender your private notes for exchange notes pursuant to the exchange offer you must transmit to Wells Fargo Bank, National Association, as exchange agent, on or before the expiration date, either:

• a computer generated message transmitted through The Depository Trust Company’s Automated Tender Offer Program system and received by the exchange agent and forming a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal; or

• a properly completed and duly executed letter of transmittal, which accompanies this prospectus, or a facsimile of the letter of transmittal, together with your private notes and any other required documentation, to the exchange agent at its address listed in this prospectus and on the front cover of the letter of transmittal.

If you cannot satisfy either of these procedures on a timely basis, then you should comply with the guaranteed delivery procedures described below. By executing the letter of transmittal, you will make the representations to us described under “The Exchange Offer — Procedures for Tendering.”

Special Procedures for Beneficial Owners	If you are a beneficial owner whose private notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your private notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must either:

• make appropriate arrangements to register ownership of the private notes in your name or

• obtain a properly completed bond power from the registered holder before completing and executing the letter of transmittal and delivering your private notes.

Guaranteed Delivery Procedures	If you wish to tender your private notes and time will not permit the documents required by the letter of transmittal to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, you must tender your private notes according to the guaranteed delivery procedures described in this prospectus under the heading “The Exchange Offer — Guaranteed Delivery Procedures.”

Acceptance of the Private Notes and Delivery of the Exchange Notes	Subject to the satisfaction or waiver of the conditions to the exchange offer, we will accept for exchange any and all private notes that are validly tendered in the exchange offer and not withdrawn before 5:00 p.m., New York City time, on the expiration date.

Withdrawal Rights	You may withdraw the tender of your private notes at any time before 5:00 p.m., New York City time, on the expiration date, by complying with the procedures for withdrawal described in this prospectus under the heading “The Exchange Offer — Withdrawal Rights.”

Material U.S. Federal Income Tax Consequences	The exchange of notes will not be a taxable event for U.S. federal income tax purposes. For a discussion of material U.S. federal income tax considerations relating to the exchange of notes, see “Material U.S. Federal Income Tax Consequences.”

Exchange Agent	Wells Fargo Bank, National Association, the trustee under the indenture governing the notes, is serving as the exchange agent.

Consequences of Failure to Exchange	If you do not exchange your private notes for exchange notes, you will continue to be subject to the restrictions on transfer provided in the private notes and in the indenture governing the private notes. In general, the private notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently plan to register the private notes under the Securities Act.

Registration Rights Agreement	You are entitled to exchange your private notes for exchange notes with substantially identical terms. This exchange offer satisfies this right. After the exchange offer is completed, you will no longer be entitled to any exchange or registration rights with respect to your private notes.

Broker-Dealers	Each broker-dealer that receives exchange notes for its own account in exchange for private notes, where such private notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

We explain the Exchange Offer in greater detail beginning on page 28.

Terms of the Exchange Notes

The summary below describes the principal terms of the exchange notes. The financial terms and covenants of the exchange notes are the same as the private notes. Some of the terms and conditions described below are subject to important limitations and exceptions. You should carefully read the “Description of the Exchange Notes” section of this prospectus for a more detailed description of the exchange notes.

Issuer	UCI Holdco, Inc.

Notes Offered	$257.0 million aggregate principal amount of Floating Rate Senior PIK Notes due 2013.

Maturity Date	December 15, 2013.

Interest	The exchange notes bear interest at a rate per annum, reset quarterly, based on three-month LIBOR plus the applicable spread payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, which commenced on March 15, 2007. The spread was initially 700 basis points and will increase by 50 basis points on December 15, 2007 and will increase by a further 50 basis points on December 15, 2008. We will pay interest on the exchange notes through December 15, 2011 by issuing new exchange notes for the entire amount of the interest payment. After December 15, 2011, all interest on the exchange notes will be payable in cash.

Ranking	The exchange notes will be our general unsecured senior obligations. Accordingly, they will rank:

• pari passu in right of payment with all of our future senior indebtedness, if any;

• senior in right of payment to our future subordinated indebtedness, if any;

• effectively subordinate to our future secured indebtedness, if any, to the extent of the value of the collateral securing such indebtedness; and

• effectively subordinate to all existing and future indebtedness and other liabilities of our subsidiaries (other than indebtedness and other liabilities owed to us).

As of June 30, 2007, after giving effect to the offering of the exchange notes, (i) we (excluding our subsidiaries) would have had total senior indebtedness of $257.0 million and no indebtedness contractually subordinated to the exchange notes and (ii) the exchange notes would have ranked effectively junior in right of payment to $730.1 million of indebtedness and other liabilities of our subsidiaries (not including intercompany indebtedness and liabilities), as adjusted for the pay down of the revolving credit borrowings to zero.

Mandatory Redemption	At the end of the first accrual period ending after the fifth anniversary of the private notes’ issuance and at the end of each subsequent accrual period, we will be required to redeem for cash a portion of each exchange note required to be redeemed to prevent such exchange note from being treated as an applicable high yield discount obligation. The redemption price for the portion of each exchange note so redeemed will be 100% of the principal amount of such portion plus any accrued interest thereon on the date of redemption.

Optional Redemption	On and after December 15, 2007, we may redeem all or part of the exchange notes at the redemption prices set forth under “Description of the Exchange Notes — Optional Redemption.”

At any time prior to December 15, 2007, we may redeem up to 35% of the aggregate principal amount of notes with the net cash proceeds of certain equity offerings at the redemption price set forth under “Description of the Exchange Notes — Optional Redemption.”

Mandatory Offer to Repurchase	If we experience specific kinds of changes in control, we must offer to repurchase the notes at the redemption price set forth under “Description of the Exchange Notes — Repurchase at the Option of Holders — Change of Control.”

Covenants	We will issue the exchange notes under an indenture among us and Wells Fargo Bank, National Association, as trustee. The indenture will, among other things, restrict our ability and the ability of our restricted subsidiaries to:

• make investments;

• incur or guarantee additional indebtedness;

• pay dividends or make other distributions on capital stock or redeem or repurchase capital stock;

• create liens;

• incur dividend or other payment restrictions affecting subsidiaries;

• sell assets;

• merge or consolidate with other entities; and

• enter into transactions with affiliates.

These covenants are subject to a number of important exceptions and qualifications.

Use of Proceeds	We will not receive any cash proceeds from the exchange offer.

Summary Consolidated Financial Information

The summary consolidated financial data have been derived from the Company’s financial statements. The financial data as of June 30, 2007 and for the six months ended June 30, 2007 and 2006 have been derived from the unaudited condensed consolidated financial statements included in this prospectus. In the opinion of the Company, such unaudited condensed consolidated financial information includes all adjustments considered necessary for a fair presentation of this information. The summary financial information for the six months ended June 30, 2007 is not necessarily indicative of the results of operations that can be expected for the full year. The financial data as of December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006 have been derived from the audited consolidated financial statements included in this prospectus. The balance sheet data as of June 30, 2006 have been derived from unaudited consolidated financial statements that are not included herein. The balance sheet data as of December 31, 2004 have been derived from audited consolidated financial statements that are not included herein.

The summary consolidated financial data includes the results of operations of ASC beginning on May 25, 2006, the date of the acquisition of ASC by the Company.

The operating results of the Company’s driveline components and specialty distribution operations, which were sold on June 30, 2006, and the Company’s lighting systems operation, which was sold on November 30, 2006, are presented as discontinued operations for all periods presented.

The summary consolidated financial data presented below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the related notes, included in this prospectus.

	(unaudited)
	Six Months Ended June 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(Dollars in millions)

Income Statement Data:
Net sales (1)	$498.4	$445.1	$906.1	$812.7	$834.3
Cost of sales (2)(3)	389.5	353.2	728.6	657.9	653.1

Gross profit	108.9	91.9	177.5	154.8	181.2

Operating expenses:
Selling and warehousing	31.0	30.5	60.0	57.3	57.0
General and administrative	26.2	21.5	42.9	37.9	34.6
Amortization of acquired intangible assets	3.6	2.9	6.7	5.9	6.8
Costs of integration of water pump operations and resulting asset impairment losses (3)	0.5	4.6	7.0	—	—
Costs of closing facilities and consolidating operations and gain from sale of assets (4)	(1.6)	5.5	6.4	—	—
Asset impairments and other costs (5)	3.6	—	—	21.5	—

Total operating expenses	63.3	65.0	123.0	122.6	98.4

Operating income	45.6	26.9	54.5	32.2	82.8
Interest expense, net	(36.5)	(19.9)	(44.2)	(36.1)	(35.9)
Write-off deferred financing costs (6)	—	(2.6)	(2.6)	—	—
Other expense, net	(2.1)	(1.0)	(2.1)	(3.2)	(2.0)

Income (loss) before income taxes	7.0	3.4	5.6	(7.1)	44.9
Income tax expense	2.6	1.4	0.2	0.5	17.8

Net income (loss) from continuing operations	4.4	2.0	5.4	(7.6)	27.1
Net income from discontinued operations, net of tax	—	1.9	2.1	3.1	3.7
Loss on sale of discontinued operations, net of tax	—	(18.3)	(16.9)	—	—

Net income (loss)	$4.4	$(14.4)	$(9.4)	$(4.5)	$30.8

Other Financial Data:
Capital expenditures	$14.7	$10.3	$22.8	$26.7	$38.7
Depreciation and amortization	18.1	16.5	35.3	33.2	36.7

Balance Sheet Data (at period end):
Cash and cash equivalents of continuing operations	$4.8	$54.6	$31.5	$23.8	$8.3
Total assets	1,001.4	1,125.5	1,005.1	984.8	966.9
Debt (including current maturities)	707.7	566.9	727.4	442.5	456.9
Total shareholders’ equity	26.3	278.0	19.3	280.3	287.9

	(unaudited)
	Six Months Ended June 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(Dollars in millions)

Other Data:
Net cash provided by operating activities of continuing operations	$16.2	$9.6	$74.1	$57.1	$65.4
Net cash provided by (used in) operating activities of discontinued operations	—	(0.9)	(1.5)	5.7	12.9
Net cash used in investing activities of continuing operations	(7.2)	(93.6)	(79.7)	(26.5)	(44.9)
Net cash used in investing activities of discontinued operations	—	(2.1)	(2.9)	(5.3)	(5.9)
Net cash provided by (used in) financing activities of continuing operations	(35.6)	117.7	15.5	(15.7)	(63.0)
Net cash used in financing activities of discontinued operations	—	—	—	—	—

(1)	Sales in 2005 have been reduced by a $14.0 million change in estimated warranty reserve requirements. Based on new information, the Company increased its estimate of the average periods of time from (a) the date that certain products are sold, to (b) the various dates when warranty claims on those products are received. Because warranty claims on certain products may be received for a longer period of time than previously estimated, the Company increased the estimate of potential claims outstanding.

(2)	Includes $2.2 million in the six months ended June 30, 2006 and $9.8 million in the year ended December 31, 2006 for the sales of inventory written up to market from historical cost per U.S. GAAP rules for accounting for the acquisition of ASC.

(3)	Cost of sales includes $2.7 million in the six months ended June 30, 2007 and $3.9 million in the year ended December 31, 2006 of costs incurred in connection with the integration of the Company’s pre-ASC Acquisition water pump operations with the operations of ASC.

The remaining water pump integration costs are included in “Costs of integration of water pump operations and resulting asset impairment losses.”

(4)	The six months ended June 30, 2007 includes the gain from the sale of the land and building of the Company’s Mexican filter manufacturing facility, which was closed in 2006. The six months ended June 30, 2006 and the year ended December 31, 2006 include asset write-downs and severance and other costs in connection with the closures of the Company’s Canadian fuel pump facility and Mexican filter manufacturing facility.

(5)	The six months ended June 30, 2007 includes a non-cash write-down of a trademark due to a customer’s decision to market a significant portion of Holdco-supplied products under the customer’s own private label brand, instead of Holdco’s brand. The customer’s decision to market using its own private label brand does not affect Holdco’s sales of the affected products. 2005 includes impairments of property and equipment of a foreign entity, a trademark and software, and a write-down of assets related to the abandonment of a foreign subsidiary.

(6)	Write-off of unamortized deferred financing costs related to the Company’s previously outstanding debt, which was replaced in connection with the establishment of the Company’s new credit facility on May 25, 2006.

RISK FACTORS

Investing in the exchange notes involves risks. You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus, including our historical consolidated financial statements and related notes and unaudited pro forma condensed combined financial information, before purchasing the exchange notes offered pursuant to this prospectus. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment. Information contained in this section may be considered “forward-looking statements.” See “Disclosure Regarding Forward-Looking Statements” for a discussion of certain qualifications regarding such statements.

Risks Related to the Exchange Notes and Our Indebtedness

If you do not properly tender your private notes, you will continue to hold unregistered private notes and your ability to transfer private notes will be adversely affected.

We will only issue exchange notes in exchange for private notes that are timely received by the exchange agent. Therefore, you should allow sufficient time to ensure timely delivery of the private notes, and you should carefully follow the instructions on how to tender your private notes. Neither we nor the exchange agent is required to tell you of any defects or irregularities with respect to your tender of the private notes. If you do not tender your private notes, or if we do not accept your private notes because you did not tender your private notes properly, then, after we consummate the exchange offer, you may continue to hold private notes that are subject to the existing transfer restrictions. In addition, if you tender your private notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. If you are a broker-dealer that receives exchange notes for your own account in exchange for private notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes.

After the exchange offer is consummated, if you continue to hold any private notes, you may have difficulty selling them because there will be less private notes outstanding. In addition, if a large amount of private notes are not tendered or are tendered improperly, the limited amount of exchange notes that would be issued and outstanding after we consummate the exchange offer could lower the market price of such exchange notes.

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the notes.

As of June 30, 2007, as adjusted after giving effect to the offering of the exchange notes, we had total indebtedness of $257.0 million, consisting of the notes, and our subsidiaries had $467.8 million of indebtedness (not including intercompany indebtedness) and additional available borrowings of $65.6 million under the senior credit facilities, as adjusted for the pay down of the revolving credit borrowings to zero.

Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the exchange notes;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund acquisitions, working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	increase our vulnerability to and limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	expose us to the risk of increased interest rates as borrowings under the senior credit facilities will be subject to variable rates of interest;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

In addition, the indentures governing the exchange notes offered hereby and UCI’s senior subordinated notes, as well as the agreement governing UCI’s senior credit facilities, contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our cash interest expense for fiscal year 2006 on a pro forma basis would have been $43.8 million and our cash interest expense for the six months ended June 30, 2007 was $19.7 million. Our ability to make payments on and to refinance our indebtedness, including the exchange notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness, including the exchange notes, UCI’s senior credit facilities and UCI’s senior subordinated notes, or to fund our other liquidity needs. In such circumstances, we may need to refinance all or a portion of our indebtedness, including the exchange notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including the exchange notes, the senior credit facilities and the senior subordinated notes, on commercially reasonable terms or at all. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all. In addition, the indentures governing the exchange notes offered hereby and UCI’s senior subordinated notes and the agreement governing UCI’s senior credit facilities limit our ability to sell assets and will also restrict the use of proceeds from any such sale. Furthermore, UCI’s senior credit facilities are secured by substantially all of the assets of UCI. Therefore, we may not be able to sell assets quickly enough or for sufficient amounts to enable us to meet our debt service obligations.

These exchange notes will be structurally subordinated to the debts and liabilities of Holdco’s direct and indirect subsidiaries.

Generally, claims of creditors of a subsidiary, including trade creditors, will have priority with respect to the assets and earnings of the subsidiary over the claims of creditors of its parent company. Your rights under the exchange notes offered hereby, therefore, will be structurally subordinated to those of the creditors of Holdco’s direct and indirect subsidiaries. In the event of bankruptcy or insolvency, there may be no assets remaining to satisfy the claims of the holders of the exchange notes after payment of the debt and other liabilities of our subsidiaries, including the claims of the holders of the UCI’s senior subordinated notes and the lenders under UCI’s senior credit facilities.

As of June 30, 2007, as adjusted for the pay down of the revolving credit borrowings to zero, the aggregate amount of indebtedness and other liabilities of our subsidiaries was $730.1 million and $65.6 million was available to our subsidiaries for additional borrowing under the senior credit facilities. We cannot assure you that our subsidiaries that have their debt accelerated will be able to repay such indebtedness. We can also not assure you that our assets and our subsidiaries’ assets will be sufficient to fully repay these exchange notes and our other indebtedness. See “Description of Other Indebtedness.”

In addition, holders of the secured debt of UCI will have claims that are prior to your claims as a holder of the exchange notes, as well as claims of unsecured creditors of UCI, to the extent of the value of the assets securing that debt. UCI’s senior credit facility is secured, subject to certain exceptions, by liens on a large percentage of the assets of UCI and its subsidiaries. If UCI becomes insolvent or is liquidated, or if payment under its credit facility is not made, the lenders would be entitled to exercise the remedies available to a secured lender. Accordingly, these lenders will have a secured claim against the secured assets of UCI and will have priority with respect to those assets over any other claim for payment, including any claim of Holdco for amounts invested in UCI. In such event, it is possible that there would be no assets remaining after payment to these lenders from which claims to the holders of the exchange notes could be satisfied.

Holdco is the sole obligor of the exchange notes, and Holdco’s direct and indirect subsidiaries do not guarantee Holdco’s obligations under the exchange notes and do not have any obligation with respect to the exchange notes.

Holdco is a holding company with no business operations or assets other than the capital stock of UCI Acquisition, which itself is a holding company with no operations or assets of its own other than the capital stock of UCI. Operations are conducted through UCI and its subsidiaries. Consequently, Holdco will be dependent on loans, dividends and other payments from UCI Acquisition, and, indirectly, UCI and its subsidiaries, to make payments of principal and interest in cash on the exchange notes. However, Holdco’s subsidiaries are separate and distinct legal entities, and they will have no obligation, contingent or otherwise, to pay the amounts due under the exchange notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments. You will not have any direct claim on the cash flows or assets of Holdco’s direct and indirect subsidiaries.

The ability of Holdco’s subsidiaries to pay dividends and make other payments to Holdco will depend on their cash flows and earnings, which, in turn, will be affected by all of the factors discussed in these “Risk Factors.” The ability of Holdco’s direct and indirect subsidiaries to pay dividends and make distributions to Holdco may be restricted by, among other things, applicable laws and regulations and by the terms of agreements into which they enter. If Holdco is unable to obtain funds from its direct and indirect subsidiaries as a result of restrictions under their debt or other agreements, applicable laws and regulations or otherwise, Holdco may not be able to pay cash interest or principal on the exchange notes when due. The terms of UCI’s senior credit facilities significantly restrict it from paying dividends and otherwise transferring assets to UCI Acquisition and Holdco, except for administrative, legal and accounting services. The terms of the indenture governing the senior subordinated notes issued by UCI significantly restrict UCI and its subsidiaries from paying dividends and otherwise transferring assets to UCI Acquisition and Holdco. Holdco cannot assure you that the agreements governing the current and future indebtedness of its direct and indirect subsidiaries will permit such subsidiaries to provide Holdco with sufficient dividends, distributions or loans to pay cash interest or principal on the exchange notes when due.

Holdco currently anticipates that, in order to pay the principal amount of the exchange notes or to repurchase the exchange notes upon a change of control as defined in the indenture governing the exchange notes, it will be required to adopt one or more alternatives, such as refinancing all or a portion of the indebtedness of Holdco and its subsidiaries, selling its equity securities or the equity securities or assets of UCI or seeking capital contributions or loans from its affiliates. None of Holdco’s affiliates are required to make any capital contributions, loans or other payments to us with respect to Holdco’s obligations on the exchange notes. There can be no assurance that any of the foregoing actions could be effected on satisfactory terms, if at all, or that any of the foregoing actions would enable Holdco to refinance indebtedness of Holdco and its subsidiaries or pay the principal amount of or interest due on the exchange notes or that any of such actions would be permitted by the terms of any debt instruments of Holdco or its direct and indirect subsidiaries then in effect.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial financial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future because the terms of the indenture governing the exchange notes and UCI’s senior subordinated notes and the agreement governing UCI’s senior credit facilities do not fully prohibit us or our subsidiaries from doing so. As of June 30, 2007, as adjusted for the pay down of the revolving credit borrowings to zero, subject to covenant compliance and certain conditions, the senior credit facilities permitted borrowing up to an additional

$65.6 million. Any of those additional borrowings would be structurally senior to the exchange notes and the subsidiary guarantees. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify. See “Description of Other Indebtedness.”

Restrictive covenants in the indenture governing the exchange notes and the agreements governing the debt of our subsidiaries may restrict our ability to pursue our business strategies.

The indenture governing the exchange notes will limit our ability and the ability of our restricted subsidiaries, among other things, to:

•	incur additional indebtedness;

•	sell assets, including capital stock of restricted subsidiaries;

•	agree to payment restrictions affecting our restricted subsidiaries;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into transactions with our affiliates;

•	incur liens; and

•	designate any of our subsidiaries as unrestricted subsidiaries.

In addition, although we are not directly constrained by the covenants in UCI’s senior credit facilities or the indenture governing the senior subordinated notes issued by UCI, they include similar and in certain instances more restrictive covenants that constrain UCI and its subsidiaries. Subject to certain exceptions, these covenants will effectively restrict us from prepaying our other indebtedness, including the exchange notes, while indebtedness under UCI’s senior credit facilities is outstanding. In addition, as of the end of any given quarter, UCI’s senior credit facilities require UCI to maintain a maximum consolidated leverage ratio and a minimum consolidated interest coverage ratio, covering the previous four quarters, through the term of the senior credit facilities. At June 30, 2007, UCI was required to maintain a maximum consolidated leverage ratio and a minimum consolidated interest coverage ratio of 5.25 to 1 and 2.25 to 1, respectively. These ratio requirements change quarterly under the terms of UCI’s senior credit facilities. UCI’s ability to comply with these ratios may be affected by events beyond our control.

The restrictions contained in the indentures governing the exchange notes and UCI’s senior subordinated notes and the agreement governing the senior credit facilities could limit our ability to plan for or react to market conditions, meet capital needs or make acquisitions or otherwise restrict our activities or business plans.

The breach of any of these covenants or restrictions could result in a default under the indentures governing the exchange notes offered hereby or UCI’s senior subordinated notes and the agreement governing UCI’s senior credit facilities. An event of default under either or both of these indentures or the senior credit facilities would permit some of our lenders to declare all amounts borrowed from them to be due and payable. An event of default under either of these indentures or the senior credit facilities would likely result in a cross default under either or both of the other instruments. If we are unable to repay debt, lenders having secured obligations could proceed against the collateral securing that debt. In addition, if any of our other indebtedness is accelerated, we may be unable to make interest payments on the exchange notes and repay the principal amount of the notes.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the exchange notes.

Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding exchange notes at 101% of the principal amount thereof plus accrued and unpaid interest and additional interest, if any, to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of exchange notes or that restrictions in the agreement governing UCI’s senior credit facilities, the indenture governing UCI’s senior subordinated notes or other agreements will not allow such repurchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “Change of Control” under the indenture governing the exchange notes. The repurchase requirements also delay or make it harder for others to effect a change of control. See “Description of the Exchange Notes — Repurchase at the Option of Holders — Change of Control.”

An active trading market may not develop for the exchange notes.

The private notes are not listed on any securities exchange. Since their issuance, there has been a limited trading market for such private notes. To the extent that private notes are tendered and accepted in the exchange offer, the trading market for untendered and tendered but unaccepted private notes will be adversely affected. We cannot assure you that this market will provide liquidity for you if you want to sell your private notes.

We will not list the exchange notes on any securities exchange. These exchange notes are new securities for which there is currently no market. The exchange notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities, our performance and other factors. We have been advised by the initial purchasers of the exchange notes that they intend to make a market in the exchange notes, as well as the private notes, as permitted by applicable laws and regulations. However, they are not obligated to do so and their market making activities may be discontinued at any time without notice. In addition, their market making activities may be limited during our exchange offer. Therefore, we cannot assure you that an active market for exchange notes will develop.

The market price for the exchange notes may be volatile.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes offered hereby. The market for the exchange notes, if any, may be subject to similar disruptions. Any such disruptions may adversely affect the value of your exchange notes.

You will be required to pay U.S. federal income tax on accrual of interest on the exchange notes in advance of the receipt of cash payments.

Because the private notes were issued at a discount and because interest will not be paid in cash until after December 15, 2011, the private notes were offered with original issue discount, or OID, for U.S. federal income tax purposes. Accordingly, for U.S. federal income tax purposes, a U.S. holder will be required to accrue, as interest on the notes, OID based on the exchange notes’ yield to maturity. Thus, purchasers of the exchange notes will be required to include amounts in income for U.S. federal income tax purposes in advance of their receipt of the cash payments to which such income is attributable. See “Material U.S. Federal Income Tax Consequences.”

Because proceeds from the private notes were distributed to holders of our common stock, a court could deem the obligations evidenced by the exchange notes to be a fraudulent conveyance.

Proceeds from the notes were distributed to holders of our common stock. The incurrence of the indebtedness evidenced by the notes and making of the distribution are subject to review under relevant state and federal fraudulent conveyance statutes in a bankruptcy or reorganization case or a lawsuit by or on behalf of our creditors.

Federal and state fraudulent transfer laws permit a court, if it makes certain findings, to:

•	void all or a portion of our obligations to holders of the notes;

•	subordinate our obligations to holders of the notes to our other existing and future indebtedness entitling other creditors to be paid in full before any payment is made on the notes; and

•	take other action detrimental to holders of the notes, including invalidating the notes.

In such event, we cannot assure you that you would ever be repaid.

Under federal and state fraudulent transfer laws, in order to take any of those actions, courts will typically need to find that, at the time the notes were issued, we:

•	issued the notes with the intent of hindering, delaying or defrauding current and future creditors; or

•	received less than fair consideration or reasonably equivalent value for incurring the indebtedness represented by the notes; and

•	were insolvent, or were rendered insolvent, by reason of the issuance of the notes;

•	were engaged, or were about to engage, in a business or transaction for which our assets were unreasonably small; or

•	intended to incur, or believed or should have believed we would incur, debts beyond our ability to pay as such debts mature.

Many of the foregoing terms were defined in or interpreted under those fraudulent transfer statues. To the extent that proceeds of the offering were being used to make payments to our stockholders, a court could find that we did not receive fair consideration or reasonably equivalent value for the incurrence of the debt represented by the notes.

The measure of insolvency for purposes of the foregoing considerations will vary depending on the law of jurisdiction that is being applied in any such proceeding. Generally, a company would be considered insolvent if, at the time it incurred the debt:

•	the sum of its debts (including contingent liabilities) is greater than its assets, at fair valuation;

•	the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities (including contingent liabilities) as they become absolute and matured; or

•	it could not pay its debts as they become due.

We believe that, after giving effect to this offering and the distribution to holders of our common stock of net proceeds therefrom, we will not be insolvent, will not have unreasonably small capital for our business and will not have incurred debts beyond our ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

We are controlled by Carlyle, whose interests in our business may be different than yours.

Carlyle Partners III, L.P. and CP III Coinvestment, L.P., both of which are affiliates of Carlyle, own 91.7% of our equity as of June 30, 2007 and are able to control our affairs in all cases. Our entire board has been designated by the affiliates of Carlyle and a majority of the board is associated with Carlyle. In addition, the affiliates of Carlyle control the appointment of our management, the entering into of mergers, sales of substantially all of our assets and other extraordinary transactions. The interests of Carlyle and its affiliates could conflict with yours. In addition, Carlyle or its affiliates may in the future own businesses that directly compete with ours.

Risks Relating to Our Business

Our relationship with AutoZone creates risks associated with a concentrated net sales source.

We generate a large percentage of our sales from our business with AutoZone, but we cannot assure you that AutoZone will continue to purchase from us. Sales to AutoZone accounted for approximately 24% of our total net sales in both fiscal 2006 and 2005, respectively. Several of our competitors are likely to pursue business opportunities with this customer and threaten our current position. If we fail to maintain this relationship, our net sales will be significantly diminished. Even if we maintain our relationship, our net sales concentration as a result of this relationship increases the potential impact to our business that could result from any changes in the economic terms of this relationship. Any change in the terms of our sales to this customer could have a material impact on our financial position and results of operations. Any changes could, for example, result in an increase in the time it takes for us to collect on receivables.

If the automotive aftermarket adopts more expansive return policies or practices such as extended payment terms, our cash flow and results of operations could be harmed.

We are subject to returns from customers, some of which may manage their excess inventory through returns. Arrangements with customers typically include provisions that permit them to return specified levels of their purchases. Returns have historically represented approximately 5% of our sales. If returns from our customers significantly increase, our profitability may be adversely affected. In addition, some customers in the automotive aftermarket are pursuing ways to shift their costs of working capital, including extending payment terms. To the extent customers extend payment terms, our cash flow may be adversely affected.

Our lean manufacturing, water pump integration and other cost saving plans may not be effective.

Since our formation, our strategy has included goals such as improvement of inventory management and customer delivery and plant and distribution facility consolidation. In addition, in connection with the ASC Acquisition, we integrated our water pump operations with ASC’s existing operations. While we have and will continue to implement these strategies, there can be no assurance that we will be able to do so successfully or that we will realize the projected benefits of these and other cost saving plans. If we are unable to realize these anticipated cost reductions, our financial health may be adversely affected. Moreover, our continued implementation of cost saving plans and facilities integration may disrupt our operations and performance.

It may be difficult for us to recruit and retain the types of highly-skilled employees we need to remain competitive.

Our continued success will also depend on our ability to recruit, retain and motivate highly skilled sales, marketing and engineering personnel. Competition for persons in our industry is intense, and we may not be able to successfully recruit, train or retain qualified personnel. If we fail to retain and recruit the necessary personnel, our business and our ability to obtain new customers and retain existing customers, develop new products and provide acceptable levels of customer service could suffer. We have entered into employment agreements with certain of our key personnel. However, we cannot assure you that these individuals will stay with us. If any of these persons were to leave our company, it could be difficult to replace him or her, and our business could be harmed.

We may be subject to work stoppages at our facilities, or our customers may be subjected to work stoppages, either of which could negatively impact the profitability of our business.

As of June 30, 2007, we had approximately 5,300 employees and we were a party to certain union affiliations and collective bargaining agreements at our fuel products and engine management products businesses, representing approximately 10% of our workforce. Other than a three-day work stoppage at a Fairfield, Illinois plant in August 2004, we have not had a labor stoppage since 1984. Although we believe that our relations with our employees are currently good, if our unionized workers were to engage in a strike, work stoppage or other slowdown in the future, we could experience a significant disruption of our operations, which could interfere with our ability to deliver products on a timely basis and could have other negative effects, such as decreased productivity and increased labor costs. In addition, many of our direct and indirect customers have unionized work forces. Strikes, work stoppages or slowdowns experienced by these customers or their other suppliers could result in slowdowns or closings of assembly plants that use our products. Organizations responsible for shipping our products may also be impacted by occasional strikes. Any interruption in the delivery of our products could reduce demand for our products and could have a material adverse effect on us.

We are subject to increasing pricing pressure from import activity, particularly from Asia.

Price competition from automotive aftermarket manufacturers, particularly based in Asia and other locations with lower production costs, have historically played a role and may play an increasing role in the aftermarket channels in which we compete. Pricing pressures have historically been more prevalent with respect to our filter products than our other products. While aftermarket manufacturers in these locations have historically competed primarily in markets for less technologically advanced products and manufactured a limited number of products, they are expanding their manufacturing capabilities to produce a broad range of lower cost, higher quality products and provide an expanded product offering. We plan to open two new factories in China in 2008. In the future, competitors in Asia may be able to effectively compete in our premium markets and produce a wider range of products, which may force us to move additional manufacturing capacity offshore and/or lower our prices, reducing our margins and/or decreasing our net sales.

As a supplier to the automotive industry, we face certain risks due to the nature of the automotive business.

As a supplier of automotive products, our sales and our profitability could be negatively impacted by changes in the operations, products, business models, part-sourcing requirements, financial condition, market share or consumer financing and rebate programs of our automotive customers. In addition, demand for our automotive products is linked to consumer demand for automobiles, which may be adversely impacted by the continuing uncertain economic environment.

Increased crude oil and energy prices could reduce global demand for and use of automobiles, which could have an adverse effect on our profitability.

Material increases in the price of crude oil have, historically, been a contributing factor to the periodic reduction in the global demand for and use of automobiles. A significant increase in the price of crude oil could reduce global demand for and use of automobiles and shift customer demand away from larger cars and light trucks (including SUVs), which we believe have more frequent replacement intervals for our products, which could have an adverse effect on our profitability. For example, one study found that the number of total miles driven decreased slightly in 2005. If total miles driven were to continue to decrease we could experience a decline in demand for our products due to a reduction in the need for replacement parts. Further, as higher gasoline prices result in a reduction in discretionary spending for auto repair by the end users of our products, our results of operations could be impacted.

We could face considerable business and financial risk in implementing our acquisition strategy.

In order to position ourselves to take advantage of growth opportunities, we intend to consider making strategic acquisitions that involve significant risks and uncertainties. In this regard, on May 25, 2006, we completed the ASC Acquisition and related financing. The risks and uncertainties involved in these strategic acquisitions include: (1) the difficulty in integrating newly-acquired businesses and operations in an efficient and effective manner; (2) the challenges in achieving strategic objectives, cost savings and other benefits from acquisitions; (3) the potential loss of key employees of the acquired businesses; (4) the risk of diverting the attention of senior management from our operations; (5) risks associated with integrating financial reporting and internal control systems; (6) difficulties in expanding information technology systems and other business processes to accommodate the acquired businesses; and (7) future impairments of goodwill of an acquired business.

Environmental regulations may impose significant environmental compliance costs and liabilities on us.

We are subject to many environmental laws and regulations. Compliance with these laws and regulations is costly. We have incurred and expect to continue to incur significant costs to maintain or achieve compliance with applicable environmental laws and regulations. Moreover, if these environmental laws and regulations become more stringent or more stringently enforced in the future, we could incur additional costs. Our failure to comply with applicable environmental laws and regulations and permit requirements could result in civil or criminal fines, penalties or enforcement actions, third-party claims for property damage and personal injury, requirements to clean up property or to pay for the costs of cleanup or regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, including the installation of pollution control equipment or remedial actions.

Some environmental laws and regulations impose liability for contamination on present and former owners, operators or users of facilities and sites without regard to causation or knowledge of contamination. We have been identified as a potentially responsible party for contamination at two sites, for which management believes it has made adequate reserves. See “Business — Environmental and Health and Safety Matters.” In addition, we occasionally evaluate various alternatives with respect to our facilities, including possible dispositions or closings. Investigations undertaken in connection with these activities may lead to discoveries of contamination that must be remediated, and closings of facilities may trigger remediation requirements that are not applicable to operating facilities. We may also face lawsuits brought by third parties that either allege property damage or personal injury as a result of, or seek reimbursement for costs associated with, such contamination.

We could face potential product liability claims relating to products we manufacture or distribute.

We face a business risk of exposure to product liability claims in the event that the use of our products is alleged to have resulted in injury or other adverse effects. We currently maintain product liability insurance coverage, but we cannot assure you that we will be able to obtain such insurance on acceptable terms in the future, if at all, or that any such insurance will provide adequate coverage against potential claims. Product liability claims can be expensive to defend and can divert the attention of management and other personnel for long periods of time, regardless of the ultimate outcome. An unsuccessful product liability defense could have a material adverse effect on our business, financial condition, results of operations or prospects. In addition, our business depends on the strong brand reputation we have developed. In the event that our reputation is damaged, we may face difficulty in maintaining our pricing positions with respect to some of our products or have reduced demand for our products, which could negatively impact our net sales and profitability.

Increases in our raw materials costs or the loss of a number of our suppliers could adversely affect our financial health.

We generally purchase our materials on the open market. However, in certain situations we have found it advantageous to enter into long-term contracts for certain commodities purchases. One of our primary raw materials is steel, for which global demand has been high and for which we have been required to pay significantly higher prices since early in 2004. While we currently maintain alternative sources for steel and other raw materials, our business is subject to the risk of additional price fluctuations and periodic delays in the delivery of certain raw materials, including resins and steel. We cannot assure you that we will be successful in passing on these attendant costs if these risks were to materialize. In addition, if we are unable to continue to purchase our required quantities of raw materials on commercially reasonable terms, or at all, or if we are unable to maintain or enter into purchasing contracts for commodities, our operations could be disrupted or our profitability could be adversely impacted.

We face competition in our markets.

We operate in some very competitive markets, and we compete against numerous different types of businesses. Although we have significant market positions in each of our product lines within the aftermarket, we cannot assure you that we will be able to maintain our current market share. In the OEM sales channel, some of our competitors have achieved substantially greater market penetration in many of the product lines which we offer. Competition is based on a number of considerations, including product performance, quality of client service and support, timely delivery and price. Our customers increasingly demand a broad product range, and we must continue to develop our expertise in order to manufacture and market these products successfully. To remain competitive, we will need to invest continuously in manufacturing, working capital, customer service and support, marketing and our distribution networks. We cannot assure you that we will have sufficient resources to continue to make such investments or that we will maintain our competitive position within each of the markets we serve. As a result of competition, we have experienced pricing pressure. There can be no guarantee that this downward price pressure will not continue, and we may be forced to adjust the prices of some of our products to stay competitive, or not compete at all in some markets, possibly giving rise to revenue loss.

If we are unable to meet future capital requirements, our business may be adversely affected.

We periodically make capital investments to, among other things, maintain and upgrade our facilities and enhance our production processes. As we grow, we may have to incur capital expenditures. We believe that we will be able to fund these expenditures through cash flow from operations and borrowings under our senior credit facilities. However, our senior credit facilities contain limitations that could affect our ability to fund our future capital expenditures and other capital requirements. We cannot assure you that we will have, or be able to obtain, adequate funds to make all necessary capital expenditures when required, or that the amount of future capital expenditures will not be materially in excess of our anticipated or current expenditures. If we are unable to make necessary capital expenditures, our product line may become dated, our productivity may be decreased and the quality of our products may be adversely affected, which, in turn, could reduce our net sales and profitability.

The introduction of new and improved products and services poses a potential threat to the aftermarket for automotive parts.

Improvements in technology and product quality are extending the longevity of automotive parts and delaying aftermarket sales. In particular, the introduction of oil change indicators and the use of synthetic motor oils may extend oil filter replacement cycles. The introduction of electric, fuel cell and hybrid automobiles may pose a long-term risk to our business because these vehicles are unlikely to utilize many of our primary product lines. The introduction of new and improved service initiatives by OEMs also poses a risk to our market share in the vehicle replacement parts market. In particular, we face market share risk from general automakers, which have introduced increased warranty and maintenance service initiatives, which are gaining popularity. These service initiatives have the potential to decrease the demand on aftermarket sales of our products in the traditional and retail sales channels.

We are subject to risks associated with changing manufacturing techniques, which could place us at a competitive disadvantage.

The successful implementation of our business strategy requires us to continuously evolve our existing products and introduce new products to meet customers’ needs in the industries we serve and want to serve. Our products are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. If we fail to meet these requirements, our business could be at risk. We believe that our customers rigorously evaluate their suppliers on the basis of a number of factors, including:

•	product quality;

•	technical expertise and development capability;

•	new product innovation;

•	reliability and timeliness of delivery;

•	price competitiveness;

•	product design capability;

•	manufacturing expertise;

•	operational flexibility;

•	customer service; and

•	overall management.

Our success will depend on our ability to continue to meet our customers’ changing specifications with respect to these criteria. We cannot assure you that we will be able to address technological advances or introduce new products that may be necessary to remain competitive within our businesses. Furthermore, we cannot assure you that we can adequately protect any of our own technological developments to produce a sustainable competitive advantage.

Our international operations are subject to uncertainties that could affect our operating results.

Our business is subject to certain risks associated with doing business internationally. The net sales of our foreign subsidiaries represented approximately 6% of our total net sales for the six months ended June 30, 2007. In addition, we operate six manufacturing facilities outside of the United States. Accordingly, our future results could be harmed by a variety of factors, including:

•	fluctuations in currency exchange rates;

•	geopolitical instability;

•	exchange controls;

•	compliance with U.S. Department of Commerce export controls;

•	tariffs or other trade protection measures and import or export licensing requirements;

•	potentially negative consequences from changes in tax laws;

•	interest rates;

•	unexpected changes in regulatory requirements;

•	differing labor regulations;

•	requirements relating to withholding taxes on remittances and other payments by subsidiaries;

•	restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in these jurisdictions;

•	restrictions on our ability to repatriate dividends from our subsidiaries; and

•	exposure to liabilities under the U.S. Foreign Corrupt Practices Act.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. However, any of these factors could adversely affect our international operations and, consequently, our operating results.

We could be materially adversely affected by changes or imbalances in currency exchange and other rates.

As a result of increased international production and sourcing of components and completed parts for resale, we are exposed to risks related to the effects of changes in foreign currency exchange rates, principally exchange rates between the U.S. dollar and the Chinese Yuan. The currency exchange rate from Chinese Yuan to U.S. dollars has been stable, in large part due to the economic policies of the Chinese government. However, there are no assurances that this currency exchange rate will continue to be as stable in the future. The U.S. government has stated that the Chinese government should reduce its influence over the currency exchange rate and let market conditions control. Less influence by the Chinese government will most likely result in the Chinese Yuan strengthening against the U.S. dollar. While a change in the value of the Chinese Yuan versus the U.S. dollar could have a significant effect on the cost of our sales in the future, any change in value would not have an effect in the short term, because of our level of inventory on hand and firm dollar denominated purchase commitments. After such inventory is depleted and purchase commitments fulfilled, however, we could be forced to pay more in U.S. dollars for our purchases from China. If we are unable to negotiate commensurate price decreases from our Chinese suppliers, these higher prices would eventually translate into higher costs of sales. In that event, we would attempt to obtain corresponding price increases from our customers, but there are no assurances that we would be successful.

Our intellectual property may be misappropriated or subject to claims of infringement.

We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret protection, as well as licensing agreements and third-party nondisclosure and assignment agreements. We cannot assure you that any of our applications for protection of our intellectual property rights will be approved or that others will not infringe or challenge our intellectual property rights. We also may rely on unpatented proprietary technology. It is possible that our competitors will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants and advisors to maintain the confidentiality of our trade secrets and proprietary information. We cannot assure you that these measures will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure. If we are unable to maintain the proprietary nature of our technologies, our ability to sustain margins on some or all of our products may be affected, which could reduce our sales and profitability. In addition, from time to time, we pursue and are pursued in potential litigation relating to the protection of certain intellectual property rights, including with respect to some of our more profitable products.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this prospectus includes “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. You can generally identify forward-looking statements by our use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “seek,” “should,” or “will” or the negative thereof or other variations thereon or comparable terminology. In particular, statements about (1) general market conditions, competition and pricing; and (2) our expectations, beliefs, plans, strategies, objectives, prospects, assumptions or future events or performance contained in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” are forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:

•	our relationship with AutoZone;

•	more expansive return policies or practices such as extended payment terms;

•	our ability to implement lean manufacturing and integrate our water pump operations with ASC and implement other cost saving plans;

•	our failure to achieve our estimated cost savings related to the ASC Acquisition;

•	our ability to recruit and retain the highly-skilled employees we need to remain competitive;

•	work stoppages at our or our customers’ facilities;

•	increasing pricing pressures from import activity, particularly from Asia;

•	risks related to the automotive business;

•	increased crude oil and energy prices;

•	risks related to our acquisition strategy;

•	environmental compliance costs and liabilities;

•	potential product liability claims;

•	increases in the cost of our raw materials or the loss of one or more of our suppliers;

•	competition in our markets;

•	our ability to meet our future capital requirements;

•	the introduction of new and improved products and services;

•	risks associated with changing manufacturing techniques;

•	risks related to the international markets we operate in;

•	risks related to changes or imbalances in currency exchange and other rates; and

•	the misappropriation of our intellectual property or suits against us for infringement.

Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this prospectus are made only as of the date hereof. We do not undertake and specifically decline any obligation to update any such statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments.

THE EXCHANGE OFFER

Purpose and Effect

Concurrently with the sale of the private notes on December 20, 2006, we entered into a registration rights agreement with the initial purchasers of the private notes, which requires us to file a registration statement under the Securities Act with respect to the exchange notes and, upon the effectiveness of the registration statement, offer to the holders of the private notes the opportunity to exchange their private notes for a like principal amount of exchange notes. The exchange notes will be issued without a restrictive legend and generally may be reoffered and resold without registration under the Securities Act. The registration rights agreement provides that we must use our reasonable best efforts to cause the registration statement to be declared effective not later than 420 days after the original issuance of the private notes. The registration rights agreement further provides that we must use our reasonable best efforts to file a shelf registration statement for the resale of the notes and cause the shelf registration to become effective within 420 days after the date of the indenture, if we cannot effect an exchange offer within the time period listed or if we cannot consummate the exchange offer within 420 days after the date of the indenture.

If we fail to meet these requirements, or if, after either the exchange offer registration statement or the shelf registration has been declared effective, such registration statement thereafter ceases to be effective or usable (subject to certain exceptions) in connection with the resales of the private notes or exchange notes in accordance with and during the periods specified in the registration rights agreement, (each such event a “registration default”), we shall pay liquidated damages (“registration default damages”) to the holders of the private notes or the exchange notes, as the case may be. Registration default damages shall accrue at a rate of $0.05 per week per $1,000 principal amount for the first 90 days from and including the date of a registration default (which rate will be increased by an additional $0.05 per week per $1,000 principal amount for each subsequent 90-day period that such registration default damages continue to accrue, provided that the rate of such registration default damages may in no event exceed $0.50 per week per $1,000) until all such registration defaults have been cured.

Except as described below, upon the completion of the exchange offer, our obligations with respect to the registration of the private notes and the exchange notes will terminate. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part, and this summary of the material provisions of the registration rights agreement does not purport to be complete and is qualified in its entirety by reference to the complete registration rights agreement. Following the completion of the exchange offer, holders of private notes not tendered will not have any further registration rights other than as set forth in the paragraphs below, and the private notes will continue to be subject to certain restrictions on transfer. Additionally, the liquidity of the market for the private notes could be adversely affected upon consummation of the exchange offer. See “Risk Factors — If you do not properly tender your private notes, you will continue to hold unregistered private notes and your ability to transfer private notes will be adversely affected.”

In order to participate in the exchange offer, a holder must represent to us, among other things, that:

•	the exchange notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the holder;

•	the holder does not have an arrangement or understanding with any person to participate in the distribution of the private notes or the exchange notes within the meaning of the Securities Act;

•	the holder is not an “affiliate,” as defined under Rule 405 under the Securities Act, of the Issuer; and

•	if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, then the holder will deliver a prospectus in connection with any resale of the exchange notes.

Under certain circumstances specified in the registration rights agreement, we may be required to file a “shelf” registration statement for a continuous offer in connection with the private notes pursuant to Rule 415 under the Securities Act.

Based on an interpretation by the Commission’s staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the holder:

•	is an “affiliate” of the Issuer or any guarantor within the meaning of Rule 405 under the Securities Act;

•	is a broker-dealer who purchased private notes directly from us for resale under Rule 144A or Regulation S or any other available exemption under the Securities Act;

•	acquired the exchange notes other than in the ordinary course of the holder’s business; or

•	has an arrangement with any person to engage in the distribution of the exchange notes.

Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on this interpretation by the Commission’s staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives exchange notes for its own account in exchange for private notes, where such private notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.” Broker-dealers who acquired private notes directly from us and not as a result of market making activities or other trading activities may not rely on the staff’s interpretations discussed above or participate in the exchange offer, and must comply with the prospectus delivery requirements of the Securities Act in order to sell the private notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all private notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on December 13, 2007, or such date and time to which we extend the offer. We will issue $1,000 in principal amount of exchange notes in exchange for each $1,000 principal amount of private notes accepted in the exchange offer. Holders may tender some or all of their private notes pursuant to the exchange offer.

The exchange notes will evidence the same debt as the private notes and will be issued under the terms of, and entitled to the benefits of, the indenture relating to the private notes.

As of the date of this prospectus, $257.0 million in aggregate principal amount of the private notes were outstanding and registered in the name of Cede & Co., as nominee for The Depository Trust Company. This prospectus, together with the letter of transmittal, is being sent to the registered holder and to others believed to have beneficial interests in the private notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission promulgated under the Exchange Act.

We will be deemed to have accepted validly tendered private notes when, as and if we have given oral or written notice thereof to Wells Fargo Bank, National Association, the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered private notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth under the heading “— Conditions to the Exchange Offer” or otherwise, certificates for any such unaccepted private notes will be returned, without expense, to the tendering holder of those private notes as promptly as practicable after the expiration date unless the exchange offer is extended.

Holders who tender private notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of private notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, applicable to the exchange offer. See “— Fees and Expenses.”

Expiration Date; Extensions; Amendments

The expiration date shall be 5:00 p.m., New York City time, on December 13, 2007, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will notify the exchange agent and each registered holder of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We reserve the right, in our sole discretion:

•	to delay accepting any private notes, to extend the exchange offer or, if any of the conditions set forth under “— Conditions to the Exchange Offer” shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of that delay, extension or termination to the exchange agent, or

•	to amend the terms of the exchange offer in any manner.

In the event that we make a fundamental change to the terms of the exchange offer, we will file a post-effective amendment to the registration statement.

Procedures for Tendering

Only a holder of private notes may tender the private notes in the exchange offer. Except as set forth under “— Book-Entry Transfer,” to tender in the exchange offer a holder must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal and mail or otherwise deliver the letter of transmittal or copy to the exchange agent prior to the expiration date. In addition:

•	certificates for the private notes must be received by the exchange agent along with the letter of transmittal prior to the expiration date, or

•	a timely confirmation of a book-entry transfer, or a book-entry confirmation, of the private notes, if that procedure is available, into the exchange agent’s account at The Depository Trust Company, which we refer to as the book-entry transfer facility, following the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date, or you must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the letter of transmittal and other required documents must be received by the exchange agent at the address set forth under “— Exchange Agent” prior to the expiration date.

Your tender, if not withdrawn prior to 5:00 p.m., New York City time, on the expiration date, will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

The method of delivery of private notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, it is recommended that you use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or private notes should be sent to us. You may request your broker, dealer, commercial bank, trust company or nominee to effect these transactions for you.

Any beneficial owner whose private notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf. If the beneficial owner wishes to tender on its own behalf, the beneficial owner must, prior to completing and executing the letter of transmittal and delivering the owner’s private notes, either make appropriate arrangements to register ownership of the private notes in the beneficial owner’s name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act unless private notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instruction” or “Special Delivery Instructions” on the letter of transmittal, or

•	for the account of an eligible guarantor institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by any eligible guarantor institution that is a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any private notes listed in the letter of transmittal, the private notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as that registered holder’s name appears on the private notes.

If the letter of transmittal or any private notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal unless waived by us.

All questions as to the validity, form, eligibility, including time of receipt, acceptance, and withdrawal of tendered private notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all private notes not properly tendered or any private notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular private notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of private notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of private notes, neither we, the exchange agent, nor any other person shall incur any liability for failure to give that notification. Tenders of private notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any private notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date, unless the exchange offer is extended.

In addition, we reserve the right in our sole discretion to purchase or make offers for any private notes that remain outstanding after the expiration date or, as set forth under “— Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase private notes in the open market, in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

By tendering, you will be making the representations to us set forth in the third paragraph above under the heading “— Purpose and Effect.”

In all cases, issuance of exchange notes for private notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of certificates for such private notes or a timely book-entry confirmation of such private notes into the exchange agent’s account at the book-entry transfer facility, a properly completed and duly executed letter of transmittal or, with respect to The Depository Trust Company and its participants, electronic instructions in which the tendering holder acknowledges its receipt of and agreement to be bound by the letter of transmittal, and all other required documents. If any tendered private notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if private notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged private notes will be returned without expense to the tendering holder or, in the case of private notes tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility according to the book-entry transfer procedures described below, those non-exchanged private notes will be credited to an account maintained with that book-entry transfer facility, in each case, as promptly as practicable after the expiration or termination of the exchange offer.

Each broker-dealer that receives exchange notes for its own account in exchange for private notes, where those private notes were acquired by such broker-dealer as a result of market- making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See “Plan of Distribution.”

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the private notes at the book-entry transfer facility for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in the book-entry transfer facility’s systems may make book-entry delivery of private notes being tendered by causing the book-entry transfer facility to transfer such private notes into the exchange agent’s account at the book-entry transfer facility in accordance with that book-entry transfer facility’s procedures for transfer. However, although delivery of private notes may be effected through book-entry transfer at the book-entry transfer facility, the letter of transmittal or copy of the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the exchange agent at the address set forth under “— Exchange Agent” on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

The Depository Trust Company’s Automated Tender Offer Program, or ATOP, is the only method of processing exchange offers through The Depository Trust Company. To accept the exchange offer through ATOP, participants in The Depository Trust Company must send electronic instructions to The Depository Trust Company through The Depository Trust Company’s communication system instead of sending a signed, hard copy letter of transmittal. The Depository Trust Company is obligated to communicate those electronic instructions to the exchange agent. To tender private notes through ATOP, the electronic instructions sent to The Depository Trust Company and transmitted by The Depository Trust Company to the exchange agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the letter of transmittal.

Guaranteed Delivery Procedures

If a registered holder of the private notes desires to tender private notes and the private notes are not immediately available, or time will not permit that holder’s private notes or other required documents to reach the exchange agent prior to 5:00 p.m., New York City time, on the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an eligible guarantor institution;

•	prior to 5:00 p.m., New York City time, on the expiration date, the exchange agent receives from that eligible guarantor institution a properly completed and duly executed letter of transmittal or a facsimile of a duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, by telegram, telex, fax transmission, mail or hand delivery, setting forth the name and address of the holder of private notes and the amount of the private notes tendered and stating that the tender is being made by guaranteed delivery and guaranteeing that within three New York Stock Exchange, Inc., or NYSE, trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered private notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by the eligible guarantor institution with the exchange agent; and

•	the certificates for all physically tendered private notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

Tenders of private notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal of a tender of private notes to be effective, a written or, for The Depository Trust Company participants, electronic ATOP transmission, notice of withdrawal, must be received by the exchange agent at its address set forth under “— Exchange Agent” prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

•	specify the name of the person having deposited the private notes to be withdrawn, whom we refer to as the depositor;

•	identify the private notes to be withdrawn, including the certificate number or numbers and principal amount of such private notes;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which such private notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of such private notes into the name of the person withdrawing the tender; and

•	specify the name in which any such private notes are to be registered, if different from that of the depositor.

All questions as to the validity, form, eligibility and time of receipt of such notices will be determined by us, whose determination shall be final and binding on all parties. Any private notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any private notes which have been tendered for exchange, but which are not exchanged for any reason, will be returned to the holder of those private notes without cost to that holder as soon as practicable after withdrawal, rejection of tender, or termination of the exchange offer. Properly withdrawn private notes may be retendered by following one of the procedures under “— Procedures for Tendering” at any time on or prior to the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any private notes and may terminate or amend the exchange offer if at any time before the acceptance of those private notes for exchange or the exchange of the exchange notes for those private notes, we determine that the exchange offer violates applicable law, any applicable interpretation of the staff of the Commission or any order of any governmental agency or court of competent jurisdiction.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any private notes tendered, and no exchange notes will be issued in exchange for those private notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939. In any of those events we are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

Exchange Agent

All executed letters of transmittal should be directed to the exchange agent. Wells Fargo Bank, National Association has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By Registered and Certified Mail	By Overnight Courier or Regular Mail:	By Hand Delivery

Wells Fargo Bank , N.A.	Wells Fargo Bank, N.A.	Wells Fargo Bank, N.A.
Corporate Trust Operations	Corporate Trust Operations	Corporate Trust Services
MAC N9303-121	MAC N9303-121	608 2nd Avenue South
P.O. Box 1517	6th & Marquette Avenue	Northstar East Building — 12th Floor
Minneapolis, MN 55480	Minneapolis, MN 55479	Minneapolis, MN 55402

Or
By Facsimile Transmission:
(612) 667-6282

Telephone:
(800) 344-5128

Originals of all documents sent by facsimile should be sent promptly by registered or certified mail, by hand or by overnight delivery service.

Fees And Expenses

We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include fees and expenses of the exchange agent, accounting, legal, printing and related fees and expenses.

Transfer Taxes

Holders who tender their private notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register exchange notes in the name of, or request that private notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those private notes.

USE OF PROCEEDS

The exchange offer is intended to satisfy an obligation under the registration rights agreement, dated December 20, 2006, by and among us and the initial purchasers of the private notes. We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer. We will receive in exchange outstanding private notes in like principal amount. We will retire or cancel all of the outstanding private notes tendered in the exchange offer.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2007.

This section should be read in connection with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Other Indebtedness” and our consolidated financial statements, including the related notes, included in this prospectus. Amounts are presented in millions of dollars.

	As of June 30, 2007
	Actual	As Adjusted

Cash and cash equivalents (2)	$4.8	$3.0

Debt:
UCI notes payable (1)	$11.0	$11.0
UCI revolving credit borrowings (2)	1.8	—
UCI capitalized leases	1.8	1.8
UCI term loan	225.0	225.0
UCI 9 3/8% senior subordinated notes	230.0	230.0
Floating Rate Senior PIK Notes (3)	249.5	—
Floating Rate Senior PIK Notes offered hereby (4)	—	257.0

Total debt	719.1	724.8
Shareholders’ equity (4)	26.3	21.5

Total capitalization	$745.4	$746.3

(1)	Consists of routine short-term borrowings by our foreign operations.

(2)	The UCI senior credit facilities include a $75.0 million revolving credit facility that will terminate on June 30, 2009. As of June 30, 2007, there were $1.8 million of outstanding revolving credit borrowings and $9.4 million of revolving credit borrowing capacity used to support outstanding letters of credit. This resulted in $63.8 million of unused borrowing capacity at June 30, 2007. The amount shown as adjusted reflects the revolving credit borrowings paid down to zero as of September 30, 2007, resulting in $65.6 million of unused borrowing capacity.

(3)	Interest on the Floating Rate Senior PIK Notes is payable “in kind” through December 2011, so that Holdco has no cash interest payments until March 2012. Accordingly, $14.5 million of accrued interest on the notes was paid by issuing new notes in the six months ended June 30, 2007.

(4)	Reflects the issuance of new notes for the additional $7.5 million of interest accrued as of September 15, 2007, with a corresponding decrease in shareholders’ equity to reflect interest expense, net of the related tax benefit.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information has been derived by applying pro forma adjustments to the historical audited consolidated financial statements of Holdco included in this prospectus.

The unaudited pro forma condensed combined income statement gives effect to (i) the December 2006 issuance of $235.0 million of debt and (ii) the ASC Acquisition and the related financing, as if they had occurred on January 1, 2006. Regarding the ASC Acquisition and the related financing, the pro forma adjustments give effect to (i) the allocation of the ASC Acquisition purchase price, (ii) the related financing, and (iii) the changes to the capital structure of ASC. The ASC Acquisition is accounted for under the purchase method of accounting, and accordingly, the results of operations of ASC have been included in Holdco’s historical results beginning on the May 25, 2006 date of the ASC Acquisition. Consequently, the pro forma adjustments pertain to the period before the ASC Acquisition Date.

The pro forma adjustments and their underlying assumptions are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined income statement.

The pro forma adjustments are based upon certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma condensed combined financial information is presented for informational purposes only. The unaudited pro forma condensed combined financial information does not purport to represent what our results of operations would have been had the December 2006 issuance of $235.0 million of debt and the ASC Acquisition and the related financing actually occurred on January 1, 2006. Also, the pro forma information does not purport to project our results of operations for any future period. The unaudited pro forma condensed combined financial information should be read in conjunction with the information contained in “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes included in this prospectus.

Unaudited Pro Forma Condensed Combined Income Statement
Year Ended December 31, 2006

		ASC Historical
		(January 1 to
		May 25, 2006	Pro Forma Adjustments
	Holdco	Acquisition	Issuance of the		Acquisition of		Holdco
	Historical	Date)	Private Notes		ASC		Pro Forma
	(Dollars in thousands)

Net sales	$906,050	$41,954	$—		$—		$948,004
Cost of sales	728,511	34,711	—		95	(b)	763,317

Gross profit	177,539	7,243	—		(95)		184,687
Operating expenses
Selling and warehousing	60,047	1,172	—		—		61,219
General and administrative	42,916	1,727	—		—		44,643
Amortization of acquired intangible assets	6,651	1,272	—		(343	)(c)	7,580
Costs of integration of water pump operations and resulting asset impairment losses	6,981	—	—		—		6,981
Costs of closing facilities and consolidating operations	6,364	—	—		—		6,364

Operating income	54,580	3,072	—		248		57,900
Other (expense) income
Interest expense, net	(44,213)	(2,533)	(29,615	) (a)	(548	) (d)	(76,909)
Write-off of deferred financing costs	(2,625)	—	—		—		(2,625)
Management fee expense	(2,000)	(140)	—		140	(e)	(2,000)
Miscellaneous, net	(137)	(234)	—		77	(b)	306
					600	(e)

Income (loss) before income taxes	5,605	165	(29,615)		517		(23,328)
Income tax expense (benefit)	249	(339)	(10,661	) (a)	202	(f)	(10,549)

Net income (loss) from continuing operations	$5,356	$504	$(18,954)		$315		$(12,779)

See accompanying Notes to Unaudited Pro Forma Condensed Combined Income Statement.

Notes to Unaudited Pro Forma Condensed Combined Income Statement

The pro forma adjustments are presented below and are grouped by transaction.

Issuance of the Private Notes

(a) Reflects (i) the additional interest expense related to the $235.0 million of new debt, (ii) the additional amortization of $8.2 million of debt discount over the life of the notes, and (iii) the additional amortization of the $2.3 million of deferred financing costs over the life of the notes. For all three, the additional pro forma expense is for the period prior to the December 20, 2006 date that the debt was actually issued.

For the first year, interest expense on the $235.0 million of debt is at LIBOR plus 7.0%. The pro forma adjustment is based on an assumed rate of the December 31, 2006 three-month LIBOR plus 7.0%. For the second year, the interest rate will be LIBOR plus 7.5%, and after the second year, the interest rate will be LIBOR plus 8.0%.

Pro Forma
Adjustments
Year Ended
December 31,
2006
(In thousands)

Additional interest expense to reflect the additional debt outstanding	$28,170
Increase in interest expense for the amortization of the debt discount	1,127
Increase in interest expense for the amortization of the deferred financing costs	318

$29,615

Related income tax benefit calculated based on a combined U.S. and State statutory tax rate (adjusted for those state tax jurisdictions where the interest expense is not expected to be deductible)	$(10,661)

Acquisition of ASC and Related Financing

(b) Represents adjustment to depreciation expense, for the period before the ASC Acquisition Date, to reflect the acquired fixed assets write up to fair value and the related change in useful lives, and the related effect on minority interest. The depreciation expense is computed on a straight-line basis over the estimated useful lives of the fixed assets, which range from 5 to 24 years for buildings and improvements and from 1 to 15 years for machinery and equipment.

Pro Forma
Adjustments
Year Ended
December 31,
2006
(In thousands)

Elimination of ASC’s historical depreciation expense	$(1,629)
Depreciation expense resulting from the fair value adjustment and related change in useful lives	1,724

$95

Related favorable effect on minority interest	$(77)

Notes to Unaudited Pro Forma Condensed Combined Income Statement

(c) Represents adjustment to amortization expense, for the period before the ASC Acquisition Date, to reflect the amortization of the acquired intangible assets. Acquired intangible assets are primarily customer relations and trademarks. The amortization expense is computed on an accelerated basis commensurate with the expected benefits received from such intangibles. The useful lives of these intangibles range from 3 to 20 years.

Pro Forma
Adjustments
Year Ended
December 31,
2006
(In thousands)

Elimination of ASC’s historical amortization expense	$(1,272)
Amortization expense resulting from acquired intangible assets	929

$(343)

(d) In connection with the ASC Acquisition, on May 25, 2006, UCI entered into an Amended and Restated Credit Agreement. This Amended and Restated Credit Agreement replaced UCI’s previously existing senior credit facility, and provided for additional borrowing capacity of up to $113.0 million and reduced the interest rate by 0.25%.

UCI replaced the $217.0 million term loan that was outstanding at May 25, 2006 under its previously existing senior credit facility with a term loan borrowing under the new credit facility. In addition, $113.0 million of this term loan was borrowed to finance a portion of the ASC Acquisition purchase price.

This pro forma adjustment represents adjustment to interest expense, for the period before the ASC Acquisition Date, to reflect (i) the $113.0 million of additional debt outstanding and the lower interest rate (0.25%) related to the Amended and Restated Credit Agreement and (ii) the repayment of certain ASC debt at the ASC Acquisition Date.

Pro Forma
Adjustments
Year Ended
December 31,
2006
(In thousands)

Additional interest expense to reflect the additional debt outstanding, net of the reduction of interest expense due to the 0.25% lower interest rate	$2,805
Elimination of ASC’s interest expense reflected in historical amounts related to debt paid at the ASC Acquisition Date, including the related amortization of deferred financing costs and debt issuance costs	(2,257)

$548

(e) Represents adjustment to other costs incurred by ASC, before the ASC Acquisition Date, that were affected by the ASC Acquisition.

Pro Forma
Adjustments
Year Ended
December 31,
2006
(In thousands)

Elimination of ASC’s management fees. Such fees will not be paid subsequent to the ASC Acquisition Date	$(140)

Elimination of ASC’s deal costs which are reflected in ASC’s historical amounts	$(600)

Notes to Unaudited Pro Forma Condensed Combined Income Statement

(f) Represents adjustment to income tax expense to reflect the aggregate pro forma income tax effect on the pro forma adjustments. Income tax expense is calculated based on a combined U.S. and State statutory tax rate.

Pro Forma
Adjustments
Year Ended
December 31,
2006
(In thousands)

Adjustment to income tax expense to reflect the income tax effect on the pro forma adjustments	$202

SELECTED FINANCIAL DATA

The financial statements included in this prospectus are the combined financial statements of the vehicle parts businesses of UIS before the Carlyle Acquisition and the consolidated financial statements of Holdco after the Carlyle Acquisition. The financial data presented below for periods prior to the Carlyle Acquisition are referred to as “Predecessor Company Combined,” and the financial data for periods after the Carlyle Acquisition are referred to as “Holdco Consolidated.”

The selected financial data have been derived from the Company’s financial statements. The financial data as of June 30, 2007 and for the six months ended June 30, 2007 and 2006 have been derived from the unaudited condensed consolidated financial statements included in this prospectus. In the opinion of the Company, such unaudited condensed consolidated financial information includes all adjustments considered necessary for a fair presentation of this information. The selected financial information for the six months ended June 30, 2007 is not necessarily indicative of the results of operations that can be expected for the full year. The financial data as of December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006 have been derived from the audited consolidated financial statements included in this prospectus. The balance sheet data as of June 30, 2006 have been derived from unaudited financial statements that are not included herein. The balance sheet data as of December 31, 2004, 2003 and 2002 and the statement of income data for the 2003 and 2002 years have been derived from audited financial statements that are not included herein.

The selected financial data includes the results of operations of ASC beginning on May 25, 2006, the date of the acquisition of ASC by the Company.

The operating results of the Company’s driveline components and specialty distribution operations, which were sold on June 30, 2006, and the Company’s lighting systems operation, which was sold on November 30, 2006, are presented as discontinued operations for all periods presented.

The selected financial data for the periods from June 21, 2003 to March 31, 2004 are based on a preliminary allocation of the Carlyle Acquisition purchase price. Data for periods after March 31, 2004 are based on the final allocation of the Carlyle Acquisition purchase price.

The selected financial data presented below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the related notes, included in this prospectus.

	Holdco Consolidated						Predecessor Company Combined
						June 21,	January 1,
	(unaudited)					2003	2003	Year
	Six Months Ended					through	through	Ended
	June 30,		Year Ended December 31,			December 31,	June 20,	December 31,
	2007	2006	2006	2005	2004	2003	2003	2002
	(Dollars in millions)

Income Statement Data:
Net sales (1)	$498.4	$445.1	$906.1	$812.7	$834.3	$417.2	$372.5	$757.4
Cost of sales (2)(3)	389.5	353.2	728.6	657.9	653.1	357.3	304.7	581.9

Gross profit	108.9	91.9	177.5	154.8	181.2	59.9	67.8	175.5

Operating expenses (income):
Selling and warehousing	31.0	30.5	60.0	57.3	57.0	26.6	26.6	51.0
General and administrative	26.2	21.5	42.9	37.9	34.6	16.4	13.4	25.0
Amortization of acquired intangible assets	3.6	2.9	6.7	5.9	6.8	3.2	0.1	—
Costs of integration of water pump operations and resulting asset impairment losses (3)	0.5	4.6	7.0	—	—	—	—	—
Costs of closing facilities and consolidating operations and gain from sale of assets (4)	(1.6)	5.5	6.4	—	—	—	—	—
Asset impairments and other costs (5)	3.6	—	—	21.5	—	—	—	—

Total operating expenses	63.3	65.0	123.0	122.6	98.4	46.2	40.1	76.0

Operating income	45.6	26.9	54.5	32.2	82.8	13.7	27.7	99.5
Interest (expense) income, net	(36.5)	(19.9)	(44.2)	(36.1)	(35.9)	(26.2)	1.3	4.3
Write-off deferred financing costs (6)	—	(2.6)	(2.6)	—	—	—	—	—
Other (expense) income, net	(2.1)	(1.0)	(2.1)	(3.2)	(2.0)	(1.3)	(0.4)	(0.7)

Income (loss) before income taxes	7.0	3.4	5.6	(7.1)	44.9	(13.8)	28.6	103.1
Income tax expense (benefit)	2.6	1.4	0.2	0.5	17.8	(4.6)	0.2	3.2

Net income (loss) from continuing operations	4.4	2.0	5.4	(7.6)	27.1	(9.2)	28.4	99.9
Net income (loss) from discontinued operations, net of tax	—	1.9	2.1	3.1	3.7	0.4	(6.6)	3.7
Loss on sale of discontinued operations, net of tax	—	(18.3)	(16.9)	—	—	—	—	—

Net income (loss)	$4.4	$(14.4)	$(9.4)	$(4.5)	$30.8	$(8.8)	$21.8	$103.6

Pro forma net income, adjusted only for change in tax filing status (7)							$14.2	$67.7

	Holdco Consolidated										Predecessor Company Combined
										June 21,	January 1,
	(unaudited)									2003	2003		Year
	Six Months Ended									through	through		Ended
	June 30,				Year Ended December 31,					December 31,	June 20,		December 31,
	2007		2006		2006		2005	2004		2003	2003		2002
	(Dollars in millions)

Balance Sheet Data (at period end):
Cash and cash equivalents of continuing operations	$4.8		$54.6		$31.5		$23.8	$8.3		$42.2			$16.0
Total assets	1,001.4		1,125.5		1,005.1		984.8	966.9		969.9			684.5
Debt (including current maturities)	707.7		566.9		727.4		442.5	456.9		522.3			2.9
Total shareholders’ equity	26.3		278.0		19.3		280.3	287.9		254.1			568.0

Other Data:
	Full Year
Net cash provided by operating activities of continuing operations	$16.2		$9.6		$74.1		$57.1	$65.4		$131.5			$79.8
Net cash provided by (used in) operating activities of discontinued operations	—		(0.9)		(1.5)		5.7	12.9		5.9			13.9
Net cash used in investing activities of continuing operations	(7.2)		(93.6)		(79.7)		(26.5)	(44.9)		(848.5)			(42.5)
Net cash used in investing activities of discontinued operations	—		(2.1)		(2.9)		(5.3)	(5.9)		(10.6)			(2.6)
Net cash provided by (used in) financing activities of continuing operations	(35.6)		117.7		15.5		(15.7)	(63.0)		737.9			(36.3)
Net cash used in financing activities of discontinued operations	—		—		—		—	—		—			(4.7)
Ratio of earnings to fixed charges (8)	1.2	x	1.1	x	1.1	x	N/A	2.2	x	N/A	29.6	x	48.3	x
Deficiency of earnings to fixed charges (8)	N/A		N/A		N/A		$7.0	N/A		$13.9	N/A		N/A

(1)	Sales in 2005 have been reduced by a $14.0 million change in estimated warranty reserve requirements. Based on new information, the Company increased its estimate of the average periods of time from (a) the date that certain products are sold, to (b) the various dates when warranty claims on those products are received. Because warranty claims on certain products may be received for a longer period of time than previously estimated, the Company increased the estimate of potential claims outstanding.

(2)	Includes $2.2 million in the six months ended June 30, 2006 and $9.8 million in the year ended December 31, 2006 for the sales of inventory written up to market from historical cost per U.S. GAAP rules for accounting for the acquisition of ASC.

(3)	Cost of sales includes $2.7 million in the six months ended June 30, 2007 and $3.9 million in the year ended December 31, 2006 of costs incurred in connection with the integration of the Company’s pre-ASC Acquisition water pump operations with the operations of ASC.

The remaining water pump integration costs are included in “Costs of integration of water pump operations and resulting asset impairment losses.”

(4)	The six months ended June 30, 2007 includes the gain from the sale of the land and building of the Company’s Mexican filter manufacturing facility, which was closed in 2006. The six months ended June 30, 2006 and the year ended December 31, 2006 include asset write-downs and severance and other costs in connection with the closures of the Company’s Canadian fuel pump facility and Mexican filter manufacturing facility.

(5)	The six months ended June 30, 2007 includes a non-cash write-down of a trademark due to a customer’s decision to market a significant portion of Holdco-supplied products under the customer’s own private label brand, instead of Holdco’s brand. The customer’s decision to market using its own private label brand does not affect Holdco’s sales of the affected products. 2005 includes impairments of property and equipment of a foreign entity, a trademark and software, and a write-down of assets related to the abandonment of a foreign subsidiary.

(6)	Write-off of unamortized deferred financing costs related to the Company’s previously outstanding debt, which was replaced in connection with the establishment of the Company’s new credit facility on May 25, 2006.

(7)	Prior to the Carlyle Acquisition, the subsidiaries of UIS that we acquired operated as S corporations for federal and state income tax purposes. Consequently, the historical combined financial statements do not include a provision for federal and certain state income taxes for such periods. A provision for state income taxes has been made for those states not recognizing S corporation status. Pro forma net income has been computed as if we had been fully subject to federal and state income taxes based on the tax laws in effect during the respective periods.

(8)	Ratio of earnings to fixed charges is calculated by dividing earnings before income taxes from continuing operations by fixed charges of continuing operations. Fixed charges consist of interest expense, amortization of financing costs and debt discount, and management’s estimate of interest within rent expense.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The statements in the following discussion and analysis regarding industry outlook, our expectations regarding the performance of our business and the forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Disclosure Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements. You should read the following discussion together with the sections entitled “Risk Factors,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Selected Financial Data” and our historical consolidated financial statements, including the related notes, appearing elsewhere in this prospectus. All references to years, unless otherwise noted, refer to our fiscal years, which end on December 31.

Overview

Sales.  We are among North America’s largest and most diversified companies servicing the vehicle replacement parts market, or the aftermarket. We supply a broad range of filtration products, fuel and cooling systems, and engine management systems to the automotive, trucking, marine, mining, construction, agricultural and industrial vehicle markets. We estimate that about 80% of our net sales in 2006 were made in the aftermarket, to a customer base that includes some of the largest and fastest growing companies servicing the aftermarket. The aftermarket has grown at an average annual rate of approximately 4.5% from 2000 through 2005. We believe that, while growth rates may vary, this trend will generally continue, at least in the near term. We believe we are well positioned to participate in that growth.

Because most of our sales are to the aftermarket, we believe that our sales are primarily driven by the number of vehicles on the road, the average age of those vehicles, the average number of miles driven per year, the mix of light trucks to passenger cars on the road and the relative strength of our sales channels. Historically, our sales have not been materially adversely affected by market cyclicality, as we believe that our aftermarket sales are less dependent on economic conditions than our sales to OEMs, due to the non-discretionary nature of vehicle maintenance and repair.

Management believes that Holdco has leading market positions in our primary product lines. We continue to expand our product and service offerings to meet the needs of our customers. We believe that a key competitive advantage is that we offer one of the most comprehensive lines of products in the vehicle replacement parts market, consisting of over 39,000 parts. This product breadth, along with our extensive manufacturing and distribution capabilities, product innovation, and reputation for quality and service, makes us a leader in our industry.

However, it is also important to note that in 2006 and 2005, approximately 24% of our total net sales were derived from our business with AutoZone. Our failure to maintain a healthy relationship with AutoZone stores would result in a significant decrease in our net sales. Even if we maintain our relationship, this sales concentration with one customer increases the potential impact to our business that could result from any changes in the economic terms of this relationship. Historically, we sold a small number of products under an AutoZone program called Pay-on-Scan. Under this program, we retained title to the product at AutoZone locations, and we recorded sales for the product when an AutoZone customer purchased it. In the second quarter of 2007, AutoZone and Holdco terminated the Pay-on-Scan program for these products. Accordingly, sales of these products are now recorded when received by AutoZone. We do not expect this change to have a material effect on our on-going financial results.

As part of the termination of the Pay-on-Scan program, AutoZone purchased all of the products at its locations that were previously under the Pay-on-Scan program. In the second quarter of 2007, we recorded $12.1 million of sales for these products.

Cost of sales.  Cost of sales includes all costs of manufacturing required to bring a product to a ready-for-sale condition. Such costs include direct and indirect materials (net of vendor consideration), direct and indirect labor costs (including pension, postretirement and other fringe benefits), supplies, utilities, freight, depreciation, insurance, information technology costs and other costs. Cost of sales also includes all costs to procure, package and ship products that we purchase and resell. The two largest components of our cost of sales are labor and steel.

Since early in 2004, global demand for steel has been high and has resulted in supplier-imposed price increases and/or surcharges for this raw material. While we have been, and expect to continue to be, able to obtain sufficient quantities to satisfy our needs, we have been required to pay significantly higher prices for the material. In 2005 and into the beginning of 2006, the prices Holdco paid for steel stabilized. However, the cost of certain types of steel used by Holdco increased again in the third quarter of 2006. It is uncertain whether this trend will continue. We have implemented price increases on certain products with high steel content, but these existing price increases have not been sufficient to offset all of the steel cost increases. The higher cost of steel, net of Holdco’s price increases, adversely affected pre-tax income by approximately $2.5 million in 2005 compared to 2004, and $0.5 million in 2006 compared to 2005. The impact of higher steel prices, net of our price increases, adversely affected pre-tax income by approximately $0.9 million and $0.4 million in the first and second quarter of 2007, respectively, compared to the corresponding quarters of 2006. The impact of steel costs, net of our price increases, is forecasted to be approximately $2.0 million unfavorable for the full year 2007 compared to 2006. This forecast is based on assumptions regarding the future cost of steel and our ability to increase selling prices on products with high steel content. Actual events could vary significantly from our assumptions. Consequently, the actual effect of higher steel costs could be significantly different than our forecast.

Selling and warehousing expenses.  Selling and warehousing expenses primarily include sales and marketing, warehousing and distribution costs. Our major cost elements include salaries and wages, pension and fringe benefits, depreciation, advertising and information technology costs.

General and administrative expenses.  General and administrative expenses primarily include executive, accounting and administrative personnel salaries and fringe benefits, professional fees, pension benefits, insurance, provision for doubtful accounts, rent and information technology costs.

Recent Developments

On March 14, 2007, Charles T. Dickson resigned as Executive Vice President and Chief Financial Officer and as a member of the Board of Directors of Holdco. His resignation was effective as of March 30, 2007. David Barron served as acting Chief Financial Officer from March 30, 2007 until June 11, 2007, when Daniel J. Johnston was elected as Executive Vice President and Chief Financial Officer. Mr. Johnston had been the Vice President and Chief Financial Officer of Solae, LLC, a manufacturer of soy-based food ingredients, since 2006. From 1994 to 2005, he was employed by United Industries Corporation, a manufacturer of consumer packaged goods, most recently as Executive Vice President and Chief Financial Officer from 2001 to 2005.

Critical Accounting Policies and Estimates

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements. We evaluate our estimates and judgments on an on-going basis. We base our estimates on historical experience and on assumptions that we believe to be reasonable under the circumstances. Our experience and assumptions form the basis for our judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may vary from what we anticipate, and different assumptions or estimates about the future could change our reported results.

We believe the following accounting policies are the most critical in that they significantly affect our financial statements, and they require our most significant estimates and complex judgments.

Inventory.  We record inventory at the lower of cost or market. Cost is principally determined using standard cost, which approximates the first-in, first-out (FIFO) method. Estimated market value is based on assumptions for future demand and related pricing. If actual market conditions are less favorable than those projected by management, reductions in the value of inventory may be required.

Revenue recognition.  We record sales when title transfers to the customer, the sale price is fixed and determinable, and the collection of the related accounts receivable is reasonably assured. In the case of sales to the aftermarket, Holdco recognizes revenue when these conditions are met for its direct customers, which are the aftermarket retailers and distributors.

Where we have sales rebate programs with some of our customers, we estimate amounts due under these sales rebate programs when the sales are recorded. Net sales relating to any particular shipment are based upon the amounts invoiced for the shipped goods less estimated future rebate payments. These estimates are based upon our historical experience, current trends and Holdco’s expectations regarding future experience. Revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known.

Additionally, we have agreements with our customers that provide for sales discounts, marketing allowances, return allowances and performance incentives. Any discount, allowance or incentive is treated as a reduction to sales, based on estimates of the criteria that give rise to the discount, allowance or incentive, such as sales volume and marketing spending. We routinely review these criteria and our estimating process and make adjustments as facts and circumstances change. Historically, we have not found material differences between our estimates and actual results.

In order to obtain exclusive contracts with certain customers, we may incur up-front costs or assume the cost of product return liabilities. These costs are capitalized and amortized over the life of the contract. The amortized amounts are recorded as a reduction of sales.

Product returns.  Credits for parts returned under warranty and parts returned because of customer excess quantities are estimated and recorded at the time of the related sales. These estimates are based on historical experience, current trends and Holdco’s expectations regarding future experience. Revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known. Our customers have the right, in varying degrees, to return excess quantities of product. Any significant increase in the amount of product returns above historical levels could have a material adverse effect on our financial results.

Impairment of intangible assets and tangible fixed assets.  Our goodwill and other intangible assets with indefinite lives are held at historical cost. Our other intangible assets with finite lives and tangible fixed assets are held at historical cost, net of amortization and depreciation. We periodically evaluate the realizability of our intangible assets. We also perform a review of these intangible assets and tangible fixed assets if an indicator of impairment, such as an operating loss or a significant adverse change in the business or market place, exists. If we determine that the historical carrying value of any of these assets has been impaired, we record the amount of the impairment as a charge against income. In the second quarter of 2007, Holdco recorded a $3.6 million trademark impairment loss. See Note F to Holdco’s unaudited condensed consolidated financial statements included in this prospectus.

Tests for impairment involve management’s estimates of future cash flows. Such estimates require numerous assumptions including, but not limited to, assumptions regarding future economic and market conditions, competition, customer relations, pricing, raw material costs, production costs, selling, general and administrative costs, and income and other taxes. These estimates require judgment and are, by their nature, subjective.

Retirement benefits.  Pension obligations are actuarially determined and are affected by assumptions including discount rate, life expectancy, annual compensation increases and the expected rate of return on plan assets. Changes in the discount rate, and differences between actual results and assumptions, will affect the amount of pension expense we recognize in future periods.

Postretirement health obligations are actuarially determined and are based on assumptions including discount rate, life expectancy and health care cost trends. Changes in the discount rate, and differences between actual results and assumptions, will affect the amount of expense we recognize in future periods. A one percent increase or decrease in the assumed health care cost trends would result in a $48,000 annual increase and a $41,000 annual decrease in postretirement health costs, respectively.

Insurance reserves.  Our insurance for workers’ compensation, automobile, product and general liability include high deductibles for which we are responsible. Deductibles for which we are responsible are recorded in accrued expenses. Estimates of such losses involve substantial uncertainties including litigation trends, the severity of reported claims, and incurred but not yet reported claims. External actuaries are used to assist us in estimating these losses.

Environmental expenditures.  Our expenditures for environmental matters fall into two categories. The first category is routine compliance with applicable laws and regulations related to the protection of the environment. The costs of such compliance are based on actual charges and do not require significant estimates.

The second category of expenditures is for matters related to investigation and remediation of contaminated sites. The impact of this type of expenditure requires significant estimates by management. The estimated cost of the ultimate outcome of these matters is included as a liability in Holdco’s June 30, 2007 balance sheet. This estimate is based on all currently available information, including input from outside legal and environmental professionals, and numerous assumptions. Management believes that the ultimate outcome of these matters will not exceed the $1.9 million accrued at June 30, 2007 by a material amount, if at all. However, because all investigation and site analysis has not yet been completed and because of the inherent uncertainty in such environmental matters, there can be no assurance that the ultimate outcome of these matters will not be significantly different than our estimates.

Acquisition of ASC Industries, Inc.  On May 25, 2006, Holdco acquired ASC Industries, Inc. The results of ASC have been included in Holdco’s results since that date. For all periods prior to April 1, 2007, the information included herein has been prepared based on a preliminary allocation of the preliminary ASC Acquisition purchase price. This allocation was based on preliminary estimates of the fair value of the assets acquired and liabilities assumed. In the second quarter of 2007, the allocation of the ASC Acquisition purchase price was finalized. The impact of finalizing the allocation was not material.

Results of Operations

The following table is Holdco’s unaudited condensed consolidated income statements for the six months ended June 30, 2007 and 2006 and audited consolidated income statements for the years ended December 31, 2006 and 2005. This financial information is derived from Holdco’s financial statements included in this prospectus.

	(unaudited)
	Six Months Ended June 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(Dollars in thousands)

Net sales	$498,417	$445,073	$906,050	$812,703	$834,317
Cost of sales	389,481	353,148	728,511	657,912	653,112

Gross profit	108,936	91,925	177,539	154,791	181,205
Operating expenses (income)
Selling and warehousing	30,955	30,455	60,047	57,266	56,976
General and administrative	26,232	21,534	42,916	37,956	34,574
Amortization of acquired intangible assets	3,609	2,929	6,651	5,888	6,834
Costs of integration of water pump operations and resulting asset impairment losses	474	4,600	6,981	—	—
Costs of closing facilities and consolidating operations and gain from sale of assets	(1,546)	5,462	6,364	—	—
Asset impairments and other costs	3,600	—	—	21,530	—

Operating income	45,612	26,945	54,580	32,151	82,821
Other expense
Interest expense, net	(36,513)	(19,939)	(44,213)	(36,090)	(35,858)
Write-off of deferred financing costs	—	(2,625)	(2,625)	—	—
Management fee expense	(1,000)	(1,000)	(2,000)	(2,000)	(2,000)
Miscellaneous, net	(1,055)	(55)	(137)	(1,124)	(70)

Income (loss) before income taxes	7,044	3,326	5,605	(7,063)	44,893
Income tax expense	2,606	1,363	249	511	17,801

Net income (loss) from continuing operations	4,438	1,963	5,356	(7,574)	27,092

Discontinued operations
Net income from discontinued operations, net of tax	—	1,941	2,061	3,046	3,737
Loss on sale of discontinued operations, net of tax	—	(18,272)	(16,877)	—	—

	—	(16,331)	(14,816)	3,046	3,737

Net income (loss)	$4,438	$(14,368)	$(9,460)	$(4,528)	$30,829

Acquisition and Sales of Operations

On May 25, 2006, Holdco acquired ASC. On June 30, 2006, Holdco sold its driveline components operation and its specialty distribution operation. On November 30, 2006, Holdco sold its lighting systems operation. For information regarding these transactions, see Notes B and D to Holdco’s unaudited condensed consolidated financial statements included in this prospectus.

The amounts presented in the table above and discussed below include the results of ASC from the May 25, 2006 acquisition date.

The results of the driveline components, the specialty distribution and the lighting systems operations are reported as discontinued operations in the table above. Except where specifically referred to as discontinued operations, the amounts and comparisons discussed below address only continuing operations and, therefore, exclude the results of the three operations that were sold.

Six Months Ended June 30, 2007 Compared with Six Months Ended June 30, 2006

Net sales.  Net sales increased $53.3 million, or 12.0%, to $498.4 million in the first half of 2007 compared to $445.1 million in the first half of 2006. $50.3 million of the increase was due to the inclusion of ASC’s results for the entire 2007 period, whereas the 2006 period included ASC’s results only for the period after the ASC Acquisition Date. The 2007 ASC sales included $12.1 million of sales to AutoZone in connection with the termination of the Pay-on-Scan program for certain Holdco products (described in the “Overview” section of this Management’s Discussion and Analysis). Both the 2007 and 2006 periods included the effects of obtaining new business. The effect of obtaining new business reduced sales in the 2007 period by $6.7 million and increased sales by approximately $4.0 million in the 2006 period. The $6.7 million reduction in the 2007 period was due to accepting returns of the inventory of our customer’s previous supplier, and the $4.0 million increase in the 2006 period was due to the initial stocking of an additional product line at an existing customer.

Excluding ASC’s sales from both the 2007 and 2006 periods, and excluding the non-recurring effects of obtaining new business from both periods, sales were 3.2% higher in 2007 compared to 2006. This 3.2% increase includes higher sales to the retail and heavy duty channels in the 2007 period, partially offset by lower sales to the traditional, OEM and original equipment service channels.

Gross profit.  Gross profit, as reported, was $108.9 million for the first half of 2007 and $91.9 million for the first half of 2006. Both years included special items. The 2007 period included $3.5 million of water pump integration costs. The 2006 period included $2.2 million of non-cash ASC Acquisition-related charges, which are non-recurring after 2006. Both periods included the gross margin effects of obtaining the new business discussed above in “Net Sales,” a $4.4 million cost in 2007 and a $0.7 million benefit in 2006.

The $2.2 million non-cash ASC Acquisition-related charges in the 2006 period are the result of writing up ASC inventory from cost to market value as required by generally accepted accounting principles in connection with the allocation of the ASC Acquisition purchase price. When the written-up inventory was sold, the higher-valued inventory was charged to cost of sales, thereby decreasing gross profit. If these 2006 sales were of inventory carried at cost, rather than written-up market value, 2006 gross profit would have been $2.2 million higher.

The $3.5 million of water pump integration costs in the 2007 period relate to the closing of our previously existing water pump facility and transferring production to ASC. The costs include $2.7 million of expenses and operating inefficiencies in connection with the wind-down of our previously existing facility and $0.8 million of costs incurred to minimize the write-off of component parts that will not be usable when all production is transitioned to the ASC product design. (See Note C to Holdco’s unaudited condensed consolidated financial statements included in this prospectus for more information regarding our water pump integration.)

Excluding the special items, adjusted gross profit increased to $116.8 million in the first half of 2007 from $93.4 million in 2006, and the related gross margin percentage increased to 23.1% in 2007 from 21.2% in 2006. (The gross margin percentage is based on sales before the effects of obtaining new business, which are discussed in the net sales comparison above.)

Higher sales volume in 2007 was a major factor in our gross profit increase. The 2007 gross profit was also favorably impacted by lower warranty expense in 2007 and benefits from our facilities consolidations and other manufacturing cost reduction initiatives. These benefits were partially offset by the cost of inflation-driven wage and other cost increases, including increases in raw materials and increases in freight and utility cost due to the high cost of energy.

Selling and warehousing expenses.  Selling and warehousing expenses were $31.0 million in the first half of 2007, $0.5 million higher than in 2006. The inclusion of ASC for the entire period in 2007, versus only part of the period in 2006, increased expenses by $2.3 million. The 2007 increase also included the effects of inflation on employee-related and other operating costs. These increases were partially offset by cost reductions due to 2006 facility consolidations and headcount reductions made possible by a 2006 investment in system enhancements. Selling and warehousing expenses were 6.2% of sales in the 2007 period and 6.8% of sales in the 2006 period.

General and administrative expenses.  General and administrative expenses were $26.2 million in the first half of 2007, $4.7 million higher than the first half of 2006. $2.0 million of this increase was due to the inclusion of ASC for the entire period in 2007, versus only part of the period in 2006. The 2007 period also includes inflation-driven cost increases, and $1.4 million higher employee stock option based compensation expense.

Of the $1.4 million expense increase related to higher employee stock option based compensation expense, $1.1 million of the increase is due to accelerating vesting resulting from stock option plan changes. Earlier vesting affects when stock option expense is recognized, but does not affect the ultimate total expense. Consequently, accelerating the vesting results in recording more of the total expense this year and less in later years.

Costs of integration of water pump operations and resulting asset impairment losses.  See Note C to Holdco’s unaudited condensed consolidated financial statements included in this prospectus.

Costs of closing facilities and consolidating operations and gain from sale of assets.  See Note E to Holdco’s unaudited condensed consolidated financial statements included in this prospectus.

Asset impairments and other costs.  See Note F to Holdco’s unaudited condensed consolidated financial statements included in this prospectus.

Interest expense, net.  Net interest expense was $16.6 million higher in the first half of 2007 compared to the first half of 2006. $15.7 million of this increase related to the non-cash interest in 2007 on the Holdco Notes issued in 2006. $0.4 million of this increase related to the accelerated amortization of deferred financing costs associated with the voluntary prepayment of $40.0 million of debt in 2007. The remaining $0.5 million increase was attributable to higher debt levels and higher interest rates in 2007 compared to 2006.

Write-off of deferred financing costs.  See Note M to Holdco’s unaudited condensed consolidated financial statements included in this prospectus.

Income tax expense.  Income tax expense in the first half of 2007 was $1.2 million higher than in the 2006 period, due to higher pre-tax income in the 2007 period.

Net income (loss) from continuing operations.  Due to the factors described above, we reported net income from continuing operations of $4.4 million for the first half of 2007 and $2.0 million for the first half of 2006.

Discontinued operations.  In the 2006 period, net income from discontinued operations was $1.9 million, and the net loss on the sale of discontinued operations was $18.3 million. Because the discontinued operations were sold in 2006, there are no comparable amounts in Holdco’s 2007 results.

Net income (loss).  Due to the factors described above, we reported net income of $4.4 million in the first half of 2007 compared to a net loss of $14.4 million in the first half of 2006.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Net sales.  Net sales increased $93.4 million, or 11.5%, to $906.1 million in 2006 compared to $812.7 million in 2005. $56.1 million of the increase is due to the inclusion of ASC’s results for a portion of 2006, with no comparable amount in 2005. Also impacting the increase is a $14.0 million reduction in 2005 sales attributable to a change in estimated outstanding warranty claims.

The $14.0 million 2005 sales reduction was attributable to a change in our estimate of outstanding potential warranty claims. Based on new information, we revised our estimate of the average periods of time it takes for warranty claims to be received after our sale to our customer. (This time period includes the time our product is in our customer’s possession and the amount of time, after our customer sells to the ultimate consumer that it takes for the warranty claim to be made.) We currently estimate that there is a significantly longer period of time than previously estimated between the date of sale and the date the related warranty claims are received. This significantly longer period of time translates into a significantly higher estimate of potential warranty claims outstanding. (For more information, see Note 13 to Holdco’s audited consolidated financial statements included in this prospectus.)

Excluding the 2006 ASC sales and the effect of the 2005 $14.0 million sales reduction, sales increased by $23.3 million in 2006. This $23.3 million increase is the result of higher sales to the retail, OEM, and heavy duty channels, partially offset by lower sales to the traditional and OES channels.

Gross profit.  Gross profit, as reported, was $177.5 million for 2006 and $154.8 million for 2005. Both years included special items, which are presented in the following table, along with a comparison of adjusted gross profit after excluding such special items.

	2006	2005
	(In millions)

Gross profit, as reported	$177.5	$154.8
Add back special items:
Non-cash ASC Acquisition-related charges	9.8	—
Water pump integration costs	3.9	—
New business changeover and sales commitment costs	3.7	3.2
Change in estimated warranty reserves	—	14.0
Facilities consolidations and severance	1.0	2.3

	$195.9	$174.3

The $9.8 million “non-cash ASC Acquisition-related charges” in 2006 consisted of the sales, after the ASC Acquisition Date, of ASC inventory that was written up from historical cost to fair market value as part of the preliminary allocation of the ASC Acquisition purchase price. This write-up is required by U.S. GAAP, as it applies to accounting for acquisitions. When this inventory was sold, the $9.8 million difference between historical cost and fair market value was charged to cost of sales, thereby reducing reported gross profit. As of December 31, 2006, an additional $0.5 million of fair market value write-up remains in inventory. When this inventory is sold, gross profit will be adversely affected by $0.5 million.

The $3.9 million of “water pump integration costs” presented in the above table relates to the integration of (i) our ASC water pump operation and (ii) the water pump operation that we owned before the acquisition of ASC. We are closing our previously owned water pump factory and transferring production to ASC. The $3.9 million of costs includes extra costs and operating inefficiencies caused by the wind-down of our previously owned factory and also includes a write-off of component parts that will not be usable when all production is transitioned to the ASC product design. (See Note 3 to Holdco’s audited consolidated financial statements included in this prospectus for more information regarding our water pump integration.)

The 2006 $3.7 million and the 2005 $3.2 million of “new business changeover and sales commitment costs” were up-front costs incurred to obtain new business and to extend existing long-term sales commitments.

The 2005 $14.0 million “change in estimated warranty reserves” is discussed in the net sales section above.

Excluding the special items, adjusted gross profit increased to $195.9 million in 2006 from $174.3 million in 2005, and the related gross margin percentage increased to 21.6% in 2006 from 21.1% in 2005. (For purposes of calculating the 2005 gross margin percent, 2005 sales were increased by the $14.0 million change in estimated warranty reserves.)

Higher sales volume in 2006 was a major factor in our gross profit increase. The 2006 gross profit was favorably impacted by benefits from our manufacturing cost reduction initiatives and the lower per-unit cost of manufacturing at higher production levels. These benefits were offset by the cost of inflation-driven wage and other cost increases, including increases in raw materials, freight and utility cost due to the high cost of energy. Also, adversely affecting 2006 was higher recurring warranty expense (excluding the 2005 $14.0 million change in estimated warranty reserves).

Selling and warehousing expenses.  Selling and warehousing expenses were 6.6% of sales in 2006 and 7.1% of sales in 2005. These expenses were $60.0 million in 2006, $2.7 million higher than in 2005. $1.9 million of the increase was due to the inclusion of ASC since the ASC Acquisition Date. The 2006 increase was also due to higher volume, higher employee bonuses, and the effects of inflation on employee-related and other operating costs. These increases were partially offset by lower trade advertising.

General and administrative expenses.  General and administrative expenses were $42.9 million in 2006, $5.0 million higher than in 2005. $2.4 million of the increase was due to the inclusion of ASC since the ASC Acquisition Date. The 2006 increase also included higher employee bonuses, inflation-driven cost increases, and the cost of employee stock option based compensation. These increases in the 2006 expense were partially offset by a $0.5 million gain from the sale of the Company’s airplane.

The aforementioned employee stock option based compensation expense of $1.6 million in 2006 was the result of implementing SFAS No. 123R, “Stock-Based Payment,” in 2006. In 2005, prior to adoption of SFAS No. 123R, we did not record an expense for stock option based compensation.

Costs of integration of water pump operations and resulting impairment losses.  See Note 3 to Holdco’s audited consolidated financial statements included in this prospectus.

Costs of closing facilities and consolidating operations and gain from sale of assets.  See Note 5 to Holdco’s audited consolidated financial statements included in this prospectus.

Asset impairments and other costs.  See Note 6 to Holdco’s audited consolidated financial statements included in this prospectus.

Interest expense, net.  Net interest expense was $8.1 million higher in 2006 than 2005. $0.9 million of this increase related to the effects of the non-cash interest in 2006 on the new Holdco floating rate senior PIK notes. $5.4 million of the increase was related to the effects of the ASC Acquisition, which resulted in the assumption of $10.0 million of ASC debt and $113.0 million of new borrowings to pay for a portion of the ASC Acquisition cost. $0.7 million of the increase was due to higher senior credit facility amendment fees and write-offs of deferred financing costs due to voluntary prepayment of debt. These increases were partially offset by the $1.5 million favorable effect of the net cash proceeds from the sale of the driveline components, specialty distribution, and lighting systems operations during 2006. Excluding the effects of the acquisition and dispositions, the remaining $2.6 million increase was attributable to higher interest rates, partially offset by lower debt levels.

Write-off of deferred financing costs.  See Note 14 to Holdco’s audited consolidated financial statements included in this prospectus.

Income tax expense.  We had a pre-tax income in 2006 of $5.6 million versus a pre-tax loss of $7.1 million in 2005. Despite the increase in pre-tax income, income tax expense decreased $0.3 million from 2005 to 2006. Furthermore, the effective tax rate for both years is significantly different than the statutory rates. For the reasons for this difference, see the table, which reconciles income taxes computed at the U.S. federal statutory rate to income tax expense, in Note 15 to Holdco’s audited consolidated financial statements included in this prospectus.

Net income (loss) from continuing operations.  Due to the factors described above, net income from continuing operations was $5.4 million in 2006 compared to a $7.6 million loss in 2005.

Discontinued operations.  Net income from discontinued operations was $2.1 million in 2006 compared to $3.1 million in 2005. The after-tax loss on the sale of the discontinued operations was $16.9 million in 2006.

Net income (loss).  Due to the factors described above, we reported a net loss of $9.4 million in 2006 compared to a net loss of $4.5 million in 2005.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Net sales.  Net sales decreased $21.6 million, or 2.6%, from $834.3 million in 2004 to $812.7 million in 2005.

$14.0 million of the sales reduction was attributable to a change in our estimate of outstanding potential warranty claims. Excluding this $14.0 million, the decrease in sales from 2004 to 2005 was $7.6 million. This decrease was volume driven with lower sales to the traditional and OEM channels. Sales to the retail, OES and heavy-duty channels increased.

Gross profit.  Gross profit, as reported, was $154.8 million for 2005 and $181.2 million for 2004. Both years include special items, which are presented in the following table, along with a comparison of adjusted gross profit, after excluding these special items. The amounts are presented in millions.

	2005	2004

Gross profit, as reported	$154.8	$181.2
Add back special items:
Product line relocations, facilities upgrades and consolidations, and severance	2.3	1.4
Change in estimated warranty reserves	14.0	—
New business changeover costs	3.2	—
Change in estimated slow moving/obsolete inventory reserves	—	2.8

	$174.3	$185.4

The $14.0 million change in warranty reserves is discussed above. The $2.8 million increase in the reserve for slow moving inventory recorded in 2004 was the result of unsuccessful efforts to sell the slow moving inventory in the fourth quarter of 2004 and the resulting determination that the slow moving inventory was worth less than the recovery amount estimated in 2003.

Excluding the special items, gross profit declined to $174.3 million from $185.4 million in 2004, and the gross margin percentage declined to 21.1% in 2005 from 22.2% in 2004. For purposes of calculating the 2005 gross margin percent, 2005 sales were increased by the $14.0 million change in estimated warranty reserves.

Lower sales volume in 2005 contributed to the gross profit decline. The remaining decline in gross profit and reduction in gross margin percentage was primarily due to the higher per-unit cost of manufacturing at lower production volumes, a shift in sales mix and an increase in steel costs, net of pass-through selling price increases. These higher costs were partially offset by lower insurance costs and manufacturing cost reductions. Savings due to improved procurement practices offset inflation-driven wage increases and higher freight, non-steel raw material, and fuel costs caused by higher oil prices and general inflation.

Selling and warehousing expenses.  Selling and warehousing expenses were $57.3 million for 2005, $0.3 million higher than 2004. The cost of the addition of strategic sales personnel and inflation-driven salary increases was offset by cost savings from warehouse consolidations. Selling and warehousing expenses were 7.1% and 6.8% of sales in 2005 and 2004, respectively.

General and administrative expenses.  General and administrative expenses were $37.9 million in 2005, $3.3 million higher than in 2004. The increase was primarily due to our continuing investment in processes and management talent necessary to drive improvements in future operations and to inflation-driven salary increases. These increases were partially offset by lower bonus expense and lower employee-related insurance. General and administrative expenses were 4.7% and 4.1% of sales in 2005 and 2004, respectively.

Asset impairments and other costs.  The following table summarizes the Company’s 2005 asset impairments and other costs (in millions):

Impairment of trademark	$8.1
Impairment of software asset	3.8
Loss on contractual commitment	1.3
Impairment of property and equipment	5.5
Abandonment of an operation	2.8

$21.5

For additional information, see Note 6 to Holdco’s consolidated financial statements included in this prospectus.

Interest expense, net.  Net interest expense increased $0.2 million from $35.9 million in 2004 to $36.1 million in 2005. The 2005 and 2004 amounts included $0.2 million and $1.0 million, respectively, of accelerated amortization of deferred financing costs associated with the voluntary prepayments of $15.0 million of debt in 2005 and $65.0 million of debt in 2004. The 2004 amount included $0.6 million of interest capitalization related to a large 2004 capital project. Excluding the accelerated amortization and interest capitalization, there was a $0.4 million increase of interest expense, which was attributable to higher interest rates in 2005, partially offset by lower debt levels.

Income tax expense.  Because of pre-tax loss in 2005 versus pre-tax income in 2004, income tax expense was significantly lower in 2005. Despite a consolidated pre-tax loss, we have a 2005 tax expense. The primary reasons for this are (i) not recognizing tax benefit on foreign tax credit carryforwards, (ii) not recognizing tax benefit on foreign operating losses that resulted in tax loss carryforwards, and (iii) not recognizing tax benefit on the $2.8 million loss on abandonment and sale of Airtex UK. Tax benefit was not recognized on these three items because realization is not probable.

Net income (loss) from continuing operations.  Due to the factors described above, we reported a net loss from continuing operations of $7.6 million in 2005 compared to a net income from continuing operations of $27.1 million in 2004.

Discontinued operations.  Net income of discontinued operations was $3.1 million in 2005 compared to $3.7 million in 2004.

Net (loss) income.  Due to the factors described above, we reported a net loss of $4.5 million in 2005, compared to net income of $30.8 million in 2004.

Liquidity and Capital Resources

At June 30, 2007 and December 31, 2006, Holdco had $4.8 million and $31.5 million of cash, respectively. Outstanding debt was as follows (in millions):

	June 30,	December 31,
	2007	2006

UCI notes payable	$11.0	$8.6
UCI revolving credit borrowings	1.8	—
UCI capitalized leases	1.8	1.1
UCI term loan	225.0	265.0
Private notes	249.5	235.0
UCI senior subordinated notes	230.0	230.0

Amount of debt requiring repayment	719.1	739.7
Unamortized debt discount	(11.4)	(12.3)

	$707.7	$727.4

In the first quarter of 2007, we used cash on hand to voluntarily repay $40.0 million of the term loan. Because of this prepayment and other prepayments made in 2006, we do not have any required repayments of the senior credit facility term loans until September 2011. UCI’s $230.0 million senior subordinated notes are due in 2013.

Notes payable are routine short-term borrowings by our foreign operations.

In December 2006, Holdco issued the private notes. Interest on the private notes will be paid by issuing new notes until December 2011. Therefore, initially the private notes will not affect our cash flow. On March 15, 2012, we will be required to make a catch up payment on the notes to cover all interest on the notes through that date, which were previously capitalized to principal. Thereafter, all interest will be payable in cash.

Below is a schedule of required future debt repayments. The 2007 amount is primarily routine repayments of short-term borrowings by our foreign operations. The amounts are presented in millions of dollars.

Last six months of 2007	$9.4
2008	4.3
2009	0.4
2010	0.1
2011	100.0
Thereafter	604.9

$719.1

The terms of UCI’s senior credit facility permit UCI to repurchase from time to time up to $75.0 million in aggregate principal amount of senior subordinated notes. As of June 30, 2007, UCI had not repurchased any of the senior subordinated notes, although it may, under appropriate market conditions, do so in the future.

Our significant debt service obligation is an important factor when assessing Holdco’s liquidity and capital resources. At the June 30, 2007 debt level and borrowing rates, annual interest expense, including amortization of deferred financing costs and debt discount, is approximately $73.1 million. An increase of 0.25% on our variable interest rate debt would increase the annual interest cost by $1.0 million. Our significant debt service obligation could, under certain circumstances, have a material adverse effect on results of operations and cash flow.

Holdco is a holding company with no business operations or assets other than the capital stock of UCI Acquisition, which itself is a holding company with no operations or assets other than the capital stock of

UCI. Consequently, Holdco is dependent on loans, dividends and other payments from UCI to make payments of principal and interest in cash on the Holdco Notes.

If Holdco is unable to obtain adequate funds from UCI, it may not be able to pay cash interest or principal on the Holdco Notes when due. The terms of UCI’s term loan and senior subordinated notes significantly restrict UCI from paying dividends and otherwise transferring assets to Holdco. Therefore, we currently anticipate that, in order to pay the principal amount of the Holdco Notes, we will be required to adopt one or more alternatives, such as refinancing all or a portion of Holdco’s and UCI’s indebtedness.

Our primary source of liquidity is cash flow from operations and borrowings under UCI’s $75.0 million revolving credit facility. Borrowings under the revolving credit facility are available to fund our working capital requirements, capital expenditures and other general corporate purposes. At June 30, 2007, there were $1.8 million of outstanding revolving credit borrowings and $9.4 million of revolving credit borrowing capacity used to support outstanding letters of credit. This resulted in $63.8 million of unused borrowing capacity at June 30, 2007. At October 1, 2007, there were no outstanding revolving credit borrowings and $9.4 million of revolving credit borrowing capacity used to support outstanding letters of credit. This resulted in $65.6 million of unused borrowing capacity at October 1, 2007.

Our ability to make scheduled payments of principal or interest on, or to refinance, our indebtedness or to fund planned capital expenditures will depend on our ability to generate cash in the future. Such cash generation is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Based on the current level of operations, we believe that cash flow from UCI’s operations and available cash, together with available borrowings under UCI’s revolving credit facility, will be adequate to service debt, meet liquidity needs and fund planned capital expenditures for the next two years. For later years, we can give no assurance that UCI’s business will generate sufficient cash flow from operations, or that future borrowings will be available under UCI’s revolving credit facility in an amount sufficient to enable us to service our indebtedness or to fund other liquidity needs. In the future, we may need to refinance all or a portion of the principal amount of the senior subordinated notes and/or senior credit facility borrowings, on or prior to maturity. If refinancing is necessary, there can be no assurance that we will be able to secure such financing on acceptable terms, or at all.

Net cash provided by operating activities.

Net cash provided by operating activities of continuing operations for the six months ended June 30, 2007 was $16.2 million. Profits, before deducting depreciation and amortization, the $3.6 million non-cash trademark impairment loss and the non-cash interest expense on the Holdco Notes, and excluding the $1.8 million gain on the sale of Mexican land and building, generated $40.9 million. An increase in accounts receivable resulted in the use of $48.2 million of cash. This increase is the result of higher sales, normal seasonal increases, and variations in customer mix and programs. Net inventory reductions generated $8.3 million of cash. An increase in accounts payable generated $10.6 million of cash. This increase is due to normal fluctuations in the timing of purchases and payments. Changes in all other assets and liabilities netted to a $4.6 million positive effect on cash.

Net cash used in investing activities.

Historically, net cash used in investing activities has been for capital expenditures, offset by proceeds from the disposition of property, plant and equipment. Capital expenditures for the six months ended June 30, 2007 and 2006 were $14.7 million and $10.3 million, respectively. In 2007, capital expenditures are expected to be in the $34.0 million to $38.0 million range, including approximately $8.0 million in connection with our water pump integration project.

In the first quarter of 2007, we received $6.7 million, net of fees and expenses, from the sale of the land and building of the Mexican filtration operation that was closed in 2006. (See Note E to Holdco’s unaudited condensed consolidated financial statements included in this prospectus for more information regarding the 2006 shutdown.)

Off-Balance Sheet Arrangements

Our debt agreements permit sales of and liens on receivables, which are being sold pursuant to factoring arrangements, subject to certain limitations. We intend to factor our receivables when it is economically beneficial to do so. We have established a factoring relationship with four customers, which has resulted in the sales of $46.0 million of receivables in the first half of 2007 and $46.0 million in the 2006 full year period. If receivables had not been factored, there would have been $35.3 million more receivables outstanding at June 30, 2007. At December 31, 2006, if receivables had not been factored, there would have been $18.0 million more receivables outstanding. As the opportunities arise, we will evaluate other factoring arrangements, which if implemented, would increase the amount of receivables sold in the future.

Contractual Obligations

The following table is a summary of contractual cash obligations at December 31, 2006 (in millions):

	Payments Due by Period
	Less Than			More Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total

Debt repayments (excluding interest)	$9.1	$0.2	$120.1	$610.3	$739.7
Interest payments (1)	39.2	78.4	78.0	—	195.6
Estimated pension funding (2)	6.8	20.6	10.5	—	37.9
Other postretirement benefit payments (3)	0.4	1.0	1.0	—	2.4
Operating leases	4.0	6.5	5.0	12.5	28.0
Purchase obligations (4)	116.3	—	—	—	116.3
Management fee (5)	2.0	4.0	4.0	—	10.0
Employment agreements	0.8	—	—	—	0.8

Total contractual cash obligations	$178.6	$110.7	$218.6	$622.8	$1,130.7

(1)	Estimated interest payments are based on the assumption that (i) December 31, 2006 interest rates will prevail throughout all future periods, (ii) debt is repaid on its due date, and (iii) no new debt is issued. Interest payments will continue beyond year 5. Nevertheless, estimated interest payments were excluded from the table after year 5.

(2)	Estimated pension funding is based on the current composition of pension plans and current actuarial assumptions. Pension funding will continue beyond year 5. Nevertheless, estimated pension funding is excluded from the table after year 5. See Note 16 to Holdco’s audited consolidated financial statements included in this prospectus for the funding status of the Company’s pension plans at December 31, 2006.

(3)	Estimated benefit payments are based on current actuarial assumptions. Benefit payments will continue beyond year 5. Nevertheless, estimated payments are excluded from the table after year 5. See Note 16 to Holdco’s audited consolidated financial statements included in this prospectus for the funding status of the Company’s other postretirement benefit plans at December 31, 2006.

(4)	Included in the purchase obligations is $6.3 million related to property, plant and equipment. The remainder is for materials, supplies and services routinely used in the Company’s normal operations.

(5)	The management fee is excluded from the table after year 5. The management fee is expected to continue as long as the ownership of the Company does not change.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007. We have not evaluated the impact of this statement on our financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS No. 115.” SFAS No. 159 permits companies to choose to measure certain financial instruments and other items at fair value. This statement is effective for fiscal years beginning after November 15, 2007. We have not evaluated the impact of this statement on our financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk consists of foreign currency exchange rate fluctuations and changes in interest rates.

Foreign Currency Exposure

Currency translation.  As a result of international operating activities, we are exposed to risks associated with changes in foreign exchange rates, principally exchange rates between the U.S. dollar and the Mexican peso, British pound and the Chinese Yuan. The results of operations of our foreign subsidiaries are translated into U.S. dollars at the average exchange rates for each relevant period, except for our Chinese subsidiaries where cost of sales is translated primarily at historical exchange rates. This translation has no impact on our cash flow. However, as foreign exchange rates change, there are changes to the U.S. dollar equivalent of sales and expenses denominated in foreign currencies. In the first half of 2007, approximately 6% of our net sales were made by our foreign subsidiaries. Their combined net income was not significant. While these results, as measured in U.S. dollars, are subject to foreign exchange rate fluctuations, we do not consider the related risk to be material to our financial condition or results of operations.

Except for the Chinese subsidiaries, the balance sheets of our foreign subsidiaries are translated into U.S. dollars at the closing exchange rates as of the relevant balance sheet date. Any adjustments resulting from the translation are recorded in accumulated other comprehensive income (loss) on our statement of shareholder’s equity. For our Chinese subsidiaries, non-monetary assets and liabilities are translated into U.S. dollars at historical rates and monetary assets and liabilities are translated into U.S. dollars at the closing exchange rate as of the relevant balance sheet date. Adjustments resulting from the translation of the balance sheets of our Chinese subsidiaries are recorded in our income statement. While currency exchange fluctuations between the Chinese Yuan and U.S. dollar impact our income statement, we do not consider this translation risk material to our financial condition or results of operations. We reduce this exposure to currency fluctuations by borrowing in China in Chinese Yuans and by maintaining cash positions only at levels necessary for operating purposes in those countries.

Currency transactions.  Currency transaction exposure arises where actual sales and purchases are made by a business or company in a currency other than its own functional currency. The majority of our businesses source raw materials and sell their products within their local markets’ currencies and, therefore, have limited transaction exposure. However, as a result of the ASC Acquisition, we are now sourcing a greater amount of the parts we purchase for resale and produce a greater amount of our products in China. In 2007, approximately $90.0 million of the cost of our products sold to North American customers, including raw materials, are expected to be bought in China. The currency exchange rate from Chinese Yuan to U.S. dollars has been stable, in large part due to the economic policies of the Chinese government. However, there are no assurances that this currency exchange rate will continue to be as stable in the future. The U.S. government has stated that the Chinese government should reduce its influence over the currency exchange rate, and let market conditions control. Less influence by the Chinese government will most likely result in the Chinese Yuan strengthening against the U.S. dollar. While a change in the value of the Chinese Yuan versus the

U.S. dollar could have a significant effect on the cost of our sales in the future, any change in value would not have an effect in the short term, because of our level of inventory on hand and firm dollar denominated purchase commitments. After such inventory is depleted and purchase commitments fulfilled, however, we could be forced to pay more in U.S. dollars for our purchases from China. If we are unable to negotiate commensurate price decreases from our Chinese suppliers, these higher prices would eventually translate into higher cost of sales. In that event, we would attempt to obtain corresponding price increases from our customers, but there are no assurances that we would be successful.

In the future, we expect to continue to monitor our transaction exposure to currency rate changes and may enter into currency forward and option contracts to limit the exposure, as appropriate. Gains and losses on contracts are deferred until the transaction being hedged is finalized. As of June 30, 2007, we had no foreign currency contracts outstanding. We do not engage in any speculative activities.

Interest Rate Risk

For all of 2006 and through August 10, 2007, we had interest rate swap agreements that effectively converted $80.0 million of variable rate debt to fixed rate debt. For the 12 months ended August 2008, we have an interest rate swap agreement that effectively converts $40.0 million of variable rate debt to fixed rate debt. The variable component of the interest rate on borrowings under the senior credit facilities is based on LIBOR. Under the swap agreements, we paid 4.4%, and received the then current LIBOR on $80.0 million through August 10, 2007 and we will pay 4.4% and will receive the then current LIBOR on $40.0 million for the 12-month period ending August 2008.

We utilize, and we will continue to utilize, sensitivity analyses to assess the potential effect of our variable rate debt. If variable interest rates were to increase by 0.25% per annum, the net impact would be a decrease of approximately $0.6 million of our net income and cash flow.

Treasury Policy

Our treasury policy seeks to ensure that adequate financial resources are available for the development of our businesses while managing our currency and interest rate risks. Our policy is to not engage in speculative transactions. Our policies with respect to the major areas of our treasury activity are set forth above.

BUSINESS

Overview

We are a leading supplier to the vehicle replacement parts market, or the aftermarket, with top three market positions in each of our product lines. We supply a broad range of filtration, fuel, cooling and engine management products to the automotive, trucking, industrial, construction, agricultural, marine and mining vehicle markets. Over 80% of our 2006 net sales were made to a diverse aftermarket customer base that includes some of the largest and fastest growing companies servicing the aftermarket.

We have one of the most comprehensive product lines in the aftermarket, offering approximately 39,000 part numbers. We believe the breadth of our offerings in each of our product lines, combined with our extensive global manufacturing, sourcing and distribution capabilities, product innovations, diverse customer base and reputation for quality and service, make us a leader in our industry.

We design, develop, manufacture and distribute an extensive range of vehicle replacement parts across our four product lines:

•	Filtration Products: oil, air, fuel, hydraulic, transmission, cabin air and industrial filters and PCV valves.

•	Fuel Products: fuel pump assemblies, electric fuel pumps, mechanical fuel pumps and fuel pump strainers.

•	Cooling Products: water pumps.

•	Engine Management Products: caps and rotors, emission controls, sensors, ignition controls and coils.

We believe that the majority of our sales tend to track the overall growth of the aftermarket. Sales in the automotive aftermarket (excluding tires) have grown at an average annual rate of approximately 3.7% from 2000 through 2006, with the lowest year of growth in 2006 of approximately 2.5%. In addition, the Automotive Aftermarket Industry Association (AAIA) reported that annual miles driven in the United States by all types of wheeled vehicles increased every year between 1985 and 2005, though the increase was negligible in 2005 due to increased gas prices. We believe that the aftermarket will continue to grow as a result of increases in the average age of vehicles, average number of miles driven per year by passenger cars, number of vehicles registered in the United States and number of licensed drivers. Because we primarily supply the aftermarket, our sales do not correlate strongly with annual vehicle production.

We have significant expertise in global manufacturing and sourcing, particularly in China, due to our acquisition of ASC. We believe that the consolidation of our historical water pump facilities into ASC’s existing facilities, combined with our low-cost China manufacturing and sourcing capability positions us to realize meaningful cost savings over the next few years.

Through our emphasis on high order fill rates, customer service, product quality and competitive pricing, we have developed long-standing relationships with our customers, including leading aftermarket companies such as Advance Stores Company, Inc. (Advance Auto Parts), AutoZone, Inc. (AutoZone), CARQUEST Corporation (CARQUEST), MDSA, Inc. (Mighty), O’Reilly Automotive, Inc. (O’Reilly), UAP, Inc., a wholly owned subsidiary of Genuine Parts Company (NAPA), and Valvoline Company, a division of Ashland Inc. (Valvoline), as well as a diverse group of original equipment manufacturers, or OEMs, such as DaimlerChrysler Corporation (DaimlerChrysler), Ford Motor Company, Inc. (Ford), General Motors Corporation (GM), Harley-Davidson, Inc. (Harley-Davidson), Mercury Marine Division of Brunswick Corporation (Mercury Marine) and Volkswagen of America, Inc. (Volkswagen).

Our Industry

According to the 2006-2007 Automotive Aftermarket Factbook (the “AAIA Report”), the U.S. automotive aftermarket (excluding tires) is large and fragmented with an estimated $177 billion of aggregate sales in 2005. The vehicle replacement parts industry contains numerous suppliers and is characterized by one or two key competitors in each product line. We believe that customers within the aftermarket industry are increasingly focused on consolidating their supplier base, and therefore place a premium on suppliers with customized service and consistent and timely availability and delivery of products. Our industry is also characterized by relatively high barriers to entry, which include the need for significant start-up capital expenditures, initial part number breadth within a product line, proven product quality, distribution infrastructure and long-standing customer relationships.

The vehicle parts industry is comprised of five main sales channels: the retail sales channel, the traditional sales channel, the heavy-duty sales channel, the original equipment service, or OES, sales channel and the OEM sales channel. The retail, traditional, heavy-duty and OES sales channels together comprise the aftermarket, which has significantly different characteristics than the OEM sales channel. While product sales for use by OEMs are one-time sales for the production of new vehicles and are therefore tied to fluctuations in annual vehicle production volumes, product sales in the aftermarket are repeat sales of replacement parts for the entire base of vehicles on the road and are less susceptible to changes in production volumes for new cars.

Within the five main sales channels, the U.S. automotive aftermarket is primarily organized around two groups of end-users: the DIY, or do-it-yourself, group and the DIFM, or do-it-for-me, group. The DIY group, which is supplied primarily through the retail channel (e.g., Advance Auto Parts, AutoZone, O’Reilly and Wal-Mart), represented approximately 21% of industry-wide aftermarket sales in 2005, and consists of consumers who prefer to do various repairs on their vehicles themselves. The DIFM group is supplied primarily through the traditional channel (e.g., CARQUEST and NAPA) and the OES channel, which represented approximately 79% of industry-wide aftermarket sales in 2005, and consists of car dealers, repair shops, service stations and independent installers who perform the work for the consumer.

According to the AAIA Report, the automotive aftermarket (excluding tires) has grown at an annual average rate of 4.3% from 1997-2006. The historical sales and projected 2006 sales of the automotive aftermarket are shown in the following chart:

U.S. Automotive Aftermarket Sales (Excluding Tires) — 1997 to 2006E(1)

(1)	Source: Automotive Aftermarket Industry Association (AAIA).

This growth in aftermarket sales has been primarily driven by:

Increase in miles driven.  The demand for the majority of aftermarket products is tied to the regular replacement cycle or the natural wearing cycle of a vehicle part and, in turn, is heavily influenced by actual miles a vehicle is driven. Over the past decade, the average number of miles driven per passenger car has increased by approximately 12%. This development has resulted in increased wear and tear on vehicles, resulting in increased vehicle maintenance requirements. We expect that miles driven per vehicle will continue to increase over time and, as a result, the need for automotive component replacement parts will also increase.

Growing base of vehicles and registrants.  From 1996 to 2005, the number of registered passenger cars and light trucks, or light vehicles (defined as vehicles with gross vehicle weight of less than 14,000 lbs.), increased by approximately 21% and the number of licensed drivers increased by approximately 12%. In 2005, the U.S. light vehicle market achieved a strong level of sales with 17.0 million light vehicles sold. With more than 232 million light vehicles currently on the road, we expect there will be an increasing need for replacement parts and general maintenance.

Aging vehicle population.  From 1996 to 2005, the average age of passenger cars in use grew from 8.6 years to 10.0 years. The significant increase in the average age for passenger cars is expected to drive growth for aftermarket services due to the large number of vehicles entering the prime age for aftermarket maintenance (6 to 12 years old).

Our Competitive Strengths

We are well-positioned in the aftermarket as a result of our:

Leading Market Positions.  We are a leading supplier to the aftermarket, with top three market positions in each of our product lines. We have achieved these leading market positions as a result of our strong portfolio of quality products and focus on customer service.

Strong Customer Relationships.  We have successfully developed relationships with the largest and fastest growing aftermarket retailers and traditional customers, including Advance Auto Parts, AutoZone, O’Reilly, CARQUEST and NAPA. Our relationships with most of these aftermarket customers date back more than 20 years. We continue to expand our historically significant and stable business relationships in the retail channel. We have also diversified our customer mix over time and have made dedicated efforts to grow revenues in other channels.

Diversified Businesses.  We service each of the sales channels in the aftermarket and offer a broad range of product numbers in each of our four product lines. Our diversification enables us to capitalize on the growth of the traditional channel, align ourselves with rapidly growing retailers, enhance our recognition in the aftermarket through original equipment sales and increase our ability to pursue sales in other growth areas, including the heavy-duty aftermarket. We also believe the non-discretionary replacement nature of many of our products lessens the impact of an economic downturn on our business. The charts below set forth our approximate pro forma net sales for the year ended December 31, 2006 by percentage of product and percentage of sales channel. These pro forma percentages are based on the total of historical Holdco sales plus the sales of ASC for the period before our May 2006 acquisition of ASC.

Pro Forma Net Sales for the Year Ended December 31, 2006

By Product	By Sales Channel

Strong Cash Flows and Proven Ability to Reduce Costs.  Through our continual focus on operational improvements, including the introduction of lean manufacturing and inventory management techniques, we have improved our cost structure at all of our facilities. These actions have enabled us to consolidate operations and rationalize our distribution and manufacturing facilities, including plant closures in Mexico and Canada. In addition, we have decreased the labor content in our ongoing manufacturing processes. Also, in the second quarter of 2007, we completed the integration of our previously existing water pump operations with those of ASC. We believe these completed operational improvements combined with our proven ability to reduce costs provides a solid foundation for continued profitable growth. Our ability to reduce costs has in part driven our strong free cash flow generation, which has enabled subsidiaries to pay down $238.0 million in bank debt since June 2003.

Global Manufacturing and Sourcing Capability.  We have significant expertise in sourcing and production in low-cost countries, especially in water pumps. Over the past 16 years, ASC has developed a China sourcing strategy, supported by two manufacturing facilities and an engineering and procurement office in China. Components are manufactured in its Chinese facilities and then shipped to the U.S. for “Just-in-Time” assembly and distribution. This method has allowed ASC to minimize inventory requirements and reduce lead times, providing greater flexibility to respond to customer demands. Through this highly efficient sourcing model and its lean manufacturing capabilities, ASC has won numerous new customers and recorded significant sales and EBITDA growth since 2001. We believe our China manufacturing and sourcing capability will drive substantial margin improvement in our cooling products line, and we intend to leverage this capability across other of our product lines.

Experienced Management Team.  We are led by an experienced management team with an average of almost 20 years of industry experience. Our management team has been integral in leading our cost-savings initiatives and global expansion, resulting in our leading market positions in all of our product lines.

Our Strategy

Our strategic objective is to achieve profitable growth and maximize return on invested capital by:

Focusing on Key Product Lines.  By divesting three non-core operations, we have concentrated our focus on our four core product lines. In addition, our strategic acquisition of ASC increases our market share in water pumps, and we believe it has improved our cost structure through more efficient sourcing and manufacturing processes.

Improving Global Sourcing and Manufacturing.  We continually seek to lower our overall product costs by improving our sourcing and manufacturing processes. Through our acquisition of ASC, we have obtained a proven global sourcing capabilities and a China manufacturing platform. We have completed the process of integrating our existing water pump business with ASC, which we expect will result in significant operational savings. We believe we have opportunities for meaningful cost savings opportunities by leveraging our China manufacturing and sourcing expertise across our other product lines.

Continuing to Grow Market Share.  We will continue to focus on increasing our market share and driving growth in each of our product lines by strengthening our existing customer relationships, expanding our sales force and entering new markets. As a result of these efforts we have expanded our product lines with AutoZone and won business with CARQUEST and O’Reilly. Additionally, we recently completed water pump sales to our first customer in China and have penetrated the Canadian market with a new sales effort. Over the past few years, we have strengthened our position in the heavy duty channel and believe that this channel provides one of our best opportunities for growth. Also, we have increased our focus on international markets and believe there are growth opportunities in selected areas.

Implementing Cost Reduction Initiatives.  We have pursued and will continue to pursue opportunities to optimize our resources and reduce manufacturing costs through various initiatives. We have consolidated several of our distribution and manufacturing facilities since 2003 in order to maximize capacity utilization. We have implemented inventory management systems at our filtration products and fuel products facilities in order to reduce inventory while increasing our order fill rates. We are also utilizing centralized procurement for common raw material purchases across all of our plants in North America. We believe these and other initiatives will result in significant cost savings.

Our Products

We have an extensive line of product offerings made up of over 39,000 part numbers, which fall into four primary categories: filtration products, fuel products, cooling products and engine management products. Set forth below is a description of our products and their respective percentages of 2006 net sales:

	Percent of
Products	2006 Net Sales	Description

Filtration Products	41.8%	Oil, air, fuel, hydraulic, transmission, cabin air and industrial filters
Fuel Products	26.7%	Fuel pump assemblies, electric fuel pumps, mechanical fuel pumps and fuel pump strainers
Cooling Products	16.8%	Water pumps, fan clutches and other products
Engine Management Products	14.7%	Caps, rotors, emission controls, sensors, ignition controls, coils and switches

Filtration Products

We are a leading designer and manufacturer of a broad range of filtration products for the automotive, trucking, construction, mining, agriculture and marine industries, as well as other industrial markets. We distribute into both the aftermarket and OEMs. Our primary aftermarket competitors include Honeywell Consumer Products Group (FRAM), Bosch/Mann+Hummel (Purolator) and The Affinia Group (Wix). Our primary heavy duty competitors include Cummins, Donaldson and Clarcor.

We are one of the leading global manufacturers of private label filter products. Our filtration product offering consists of approximately 4,800 part numbers and includes oil filters, air filters, fuel filters, transmission filters, cabin air filters, PCV valves, hydraulic filters, fuel dispensing filters and fuel/water separators. Set forth below is a description of our filtration products:

•	Oil Filters: Designed to filter engine oil and withstand operating pressures of 40 to 60 PSI at 250° F to 300° F;

•	Air Filters: Designed to filter the air that enters the engine combustion chamber;

•	Fuel Filters: Designed to filter the fuel immediately prior to its injection into the engine; and

•	Other Filters: Includes cabin air filters, transmission filters, hydraulic filters, PCV valves and industrial filters.

Fuel Products

We are a leading designer and manufacturer of a broad range of fuel systems. Our fuel systems are distributed to both the aftermarket and OEMs under the Airtex and Master Parts brand names and some private labels. Our primary fuel pump competitor is Federal-Mogul (Carter). Set forth below is a description of our fuel system products:

•	Fuel Pumps: Serve the essential role of moving fuel from the fuel tank into the engine, with approximately 1000 fuel pumps for carbureted and fuel-injected applications; and

•	Fuel Pump Assemblies: Provide for easier, and therefore faster, installation and allow the technician to charge a similar fee for a repair that is less time-intensive than replacing an individual fuel pump. We manufacture all three types of in-tank assemblies: hangers, senders and modules with approximately 400 in-tank fuel pump assemblies.

Cooling Products

We are a leading designer and manufacturer of a broad range of cooling systems. Our cooling systems products are distributed to both the aftermarket and OEMs under the Airtex, ASC and Master Parts brand names and some private labels. The acquisition of ASC, previously our primary water pump competitor, has significantly enhanced our water pump business. Currently, our primary water pump competitor is GMB North America, Inc. Set forth below is a description of our cooling systems products:

•	Water Pumps: Serve the essential role of dissipating excess heat from the engine with approximately 1,400 distinct types of water pumps; and

•	Other: Includes fan clutches and other products with a selection of approximately 2,200 other part numbers.

Engine Management Products

We design and manufacture a broad line of engine management components distributed to both the aftermarket and OEMs under the Wells and Airtex Engine Management brand names. We believe that we have one of the industry’s most comprehensive lines of highly engineered engine management system components for use in a broad range of vehicle platforms. Additionally, our engine management components offerings allow us to distribute specialty or “hard-to-find” products to the aftermarket and OEM channels.

Engine management components include distributor caps and rotors, ignition coils, electronic controls, sensors, emissions components, solenoids, switches, voltage regulators and wire sets. These products are primarily used to regulate the ignition, emissions and fuel management functions of the engine and determine vehicle performance. Replacement rates for these products are higher for vehicles that have reached the primary repair age range of six to 12 years old. Our product offering in this category consists of approximately 29,000 part numbers. Primary competitors for engine management products include Standard Motor Products, AC Delco, Delphi, and Bosch.

Our Sales Channels and Customers

Our sales are diversified between the automotive aftermarket sales channels (comprised of the retail, traditional, heavy-duty and OES sales channels of distribution) and the OEM sales channel, which enables us to capture demand throughout the life cycle of the vehicle. In the early part of a vehicle’s life, the OES channel services a significant percentage of aftermarket vehicle maintenance and repair volume. However, as vehicles age and their warranties expire, consumers increasingly rely on the retail or traditional channels for vehicle maintenance.

The Aftermarket

We estimate that over 80% of our 2006 net sales were to the aftermarket, which is subdivided into four primary channels: retail, traditional, heavy-duty and OES.

The retail channel represented approximately 38% of our 2006 net sales. The retail channel is our largest channel and has historically provided us with a steadily increasing revenue stream. As retailers become increasingly focused on consolidating their supplier base, we believe that our broad product offering, product quality and customer service make us increasingly valuable to these customers. One of our longest standing customers is AutoZone, which we have been supplying since the opening of their first store in 1979. We believe that we are one of the few suppliers in the industry that can provide AutoZone with the levels of quality, customer service and product breadth that AutoZone requires, which is substantiated by our receipt of multiple awards from AutoZone since 1994. Awards include O’Reilly Vendor of the Year 2006 and Advance Auto Parts Vendor of the Year 2005.

The traditional channel is composed of established warehouses and installers and represented approximately 28% of our 2006 net sales. The traditional channel is important to us because it is the primary source of products for professional mechanics, or the DIFM market. We have many long-standing relationships with leading customers in the traditional channel, such as CARQUEST and NAPA, for whom we have supplied products for over 20 years. We believe that our strong position in this channel allows us to capitalize on the growth of the traditional channel within the aftermarket. We believe that professional mechanics place a premium on the quality of a product, and unlike the retailer channel, end users in this channel require manufacturers to provide a high level of individual customer service, including field support and product breadth and depth. Awards from customers in the traditional channel include:

•	CARQUEST Vendor of the Year Award 2005;

•	CARQUEST Technology Leadership Award 2004;

•	NAPA Excellence in Shipping Performance 2005; and

•	Automotive Distribution Network Preferred Vendor Award 2005.

The traditional channel includes installers such as quick lubes, tire dealers and full service gas stations. Almost all of our sales to installers consist of filtration products, which are supplied to the national and regional service chains through distributors such as Valvoline and Mighty. We believe this is a growth area for our filtration products, because many consumers increasingly prefer to have professionals maintain their vehicles as vehicles become increasingly complex. Installers require “Just-In-Time” availability, ability to meet competitive price points and product breadth and depth.

We believe the large and highly fragmented heavy-duty aftermarket channel, which accounted for approximately 10% of our 2006 net sales, provides us with one of our best opportunities for growth. We believe heavy-duty truck owners tend to be less price-sensitive and more diligent about maintenance of their vehicles than vehicle owners in other markets, as idle vehicles typically represent lost revenue potential for heavy-duty truck owners. As a result, we believe that heavy-duty trucks are more likely to have consistent routine maintenance performed with high quality parts. We believe we have developed a well-recognized brand presence in this channel through our Luber-finer brand of filtration products.

The OES channel is comprised of a diverse mix of dealership service bays in the automotive, truck, motorcycle and watercraft vehicle markets, and represented approximately 10% of our 2006 net sales. A substantial majority of our OES 2006 net sales were derived from sales of filtration products. Our position in this channel allows us to capitalize on vehicle maintenance in the early years of a vehicle’s life, when the vehicle is under warranty and the consumer typically returns to the dealer for routine maintenance. Our most significant OES channel customers include service parts operations associated with companies such as GM, Ford, DaimlerChrysler and Saturn.

Original Equipment Manufacturers

Although the OEM channel comprised only approximately 11% of our 2006 net sales, it is an important sales channel to us because OEM affiliations have a direct impact on our aftermarket credibility. We believe aftermarket customers show a preference for products that were utilized in original equipment. We sell products to a diverse mix of OEMs, enabling us to capitalize on a number of different opportunities and market shifts. Our OEM products are sold to end users within each of the following categories:

•	Automotive: DaimlerChrysler, Ford, GM, Remy, Siemens and Volkswagen

•	Recreational Equipment: Onan and Polaris

•	Heavy-duty Truck: Caterpillar, Freightliner, GM and Parker Hannifin

•	Agriculture: John Deere and Kubota

•	Marine: Mercury Marine and Sierra Supply

•	Lawn and Garden: Briggs and Stratton, John Deere and Kohler

•	Motorcycle: Harley-Davidson and Kawasaki

Customers

We distribute our products primarily in North America and Europe to customers across several sales channels, including the retail, traditional, installer and OES aftermarket channels and OEMs of automotive, trucking, agricultural, marine, mining and construction equipment. We have maintained long-standing relationships with our customers and have been servicing many for well over a decade. Some of our most significant customers include AutoZone, GM, CARQUEST, Ford, Valvoline and Advance Auto Parts. Sales to AutoZone were approximately 24% of our total net sales in both 2006 and 2005. Over the last few years, we believe several customers transitioned to us as a result of their need for improved product quality and service. Our customers include:

•	Retail: Advance Auto Parts, AutoZone, CSK and O’Reilly

•	Traditional: Aftermarket Auto Parts Alliance, Automotive Distribution Network, CARQUEST, Federated, NAPA and O’Reilly

•	Installer: Firestone, Mighty, Service Champ and Valvoline

•	OES: Ford, GM Service Parts Organization and Saturn

•	OEM: Ford, DaimlerChrysler, GM, Remy and Siemens

•	Heavy Duty: Caterpillar, Freightliner, Mr. Lube and Parker Hannifin

Sales and Marketing

We market our products predominantly throughout North America and Europe. We recently added a sales team in Canada and also completed water pump sales to our first customer in China. To effectively address the requirements of our customers and end users, our sales people are primarily organized by product category and secondarily by sales channel. During 2006, we combined the individual in-house sales forces in the traditional channel into one sales force and also established a new export sales force. Generally, we are increasing our focus on international markets and believe there are opportunities for growth in selected areas. For financial information concerning geographic distribution of our net sales, see Note 19 to Holdco’s audited consolidated financial statements included in this prospectus.

We use both direct sales representatives and independent manufacturers’ representatives to market and sell our products. The number of sales personnel varies within each sales group. Each sales group is uniquely qualified to sell their particular products and to focus on the requirements of their particular market. We believe that the market positions we hold with respect to certain of our products are, in part, related to the specialization of our sales groups.

Operations

Our operational strategy is to pursue operational excellence at all of our facilities. This initiative encompasses a lean enterprise strategy, the goals of which include improvement in inventory management, customer delivery, plant utilization and cost structure. The foundation for this is lean manufacturing, which targets the elimination of waste from every business process.

We have already made substantial progress in the implementation of lean manufacturing and have received related benefits. We plan to continue our emphasis on lean manufacturing and, where appropriate, to expand its use at all of our plants. This expansion is being accomplished by applying additional resources, outside consultant support, the sharing of best practices and the establishment of appropriate metrics and incentives. We have expanded our global manufacturing and sourcing capabilities through the ASC Acquisition, adding two manufacturing facilities and an engineering and procurement office. In order to reduce costs and maximize capacity utilization, we have consolidated several of our distribution and manufacturing facilities since 2003.

In addition, we will continue to examine each of our logistics and distribution systems with an objective of developing an integrated system that fully meets customer requirements, eliminates redundancies, lowers costs and minimizes inventories and cycle times.

Suppliers and Raw Materials

We purchase various components and raw materials for use in our manufacturing processes. We also purchase finished parts for resale. In 2006, we sourced purchases from approximately 1,200 suppliers. One of our primary raw materials is steel, for which global demand has been high since early 2004, resulting in price increases and/or surcharges. While we have been, and expect to continue to be, able to obtain sufficient quantities to satisfy our needs, we have been required to pay significantly higher prices for steel. The other primary raw materials that we use include aluminum, brass, iron, rubber, resins, plastic, paper and packaging material, each of which is available in sufficient quantities from numerous sources. We have not historically experienced any shortages of these items.

We have a centralized purchasing group, which enables us to leverage the buying power of all of Holdco. That central group is supported by a smaller number of product category level purchasing personnel making many of the day-to-day purchasing decisions. We also are beginning to leverage our ASC China sourcing expertise across our product lines. We believe that centralized procurement and increased global sourcing represent attractive opportunities to lower the cost of our purchased materials.

Trademarks and Patents

We rely on a combination of patents, trademarks, copyright and trade secret protection, employee and third-party non-disclosure agreements, license arrangements and domain name registrations to protect our intellectual property. We sell many of our products under a number of registered trademarks, which we believe are widely recognized in the sales channels we serve. No single patent, trademark or trade name is material to our business as a whole.

Employees

As of June 30, 2007, we had approximately 5,300 employees and several different union affiliations and collective bargaining agreements across our businesses, representing approximately 10% of our workforce. Management considers our labor relations to be good and our labor rates competitive. Since 1984, we have had one minor three-day work stoppage at a Fairfield, Illinois plant in August 2004. The work stoppage did not result in any material change in capacity or operations at the plant or the business as a whole.

Environmental and Health and Safety Matters

We are subject to a variety of federal, state, local and foreign environmental laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances or wastes and the cleanup of contaminated sites. Some of our operations require environmental permits and controls to prevent and reduce air and water pollution, and these permits are subject to modification, renewal and revocation by issuing authorities. We are also subject to the U.S. Occupational Health and Safety Act and similar state and foreign laws. We believe that we are in substantial compliance with all applicable material laws and regulations in the United States. Historically, our costs of achieving and maintaining compliance with environmental and health and safety requirements have not been material to our operations.

We have been identified as a potentially responsible party for contamination at two sites. One of these sites is a former facility in Edison, New Jersey, where a state agency has ordered us to continue with the monitoring and investigation of chlorinated solvent contamination. We have informed the agency that this contamination was caused by another party at a neighboring facility and have initiated a lawsuit against that party for damages and to compel it to take responsibility for any further investigation or remediation. The second site is a previously owned site in Solano County, California. At the request of the regional water board, we are investigating and analyzing the nature and extent of the contamination and are conducting some remediation. Based on currently available information, management believes that the cost of the ultimate outcome of these environmental matters will not exceed the amounts accrued at June 30, 2007 by a material amount, if at all.

Legal Proceedings

We are from time to time a party to legal proceedings which arise in the normal course of business. We are not currently involved in any material litigation, the outcome of which would, in management’s judgment based on information currently available, have a material adverse effect on our results of operations or financial condition, nor is management aware of any such litigation threatened against us.

Properties

We currently maintain 19 manufacturing facilities, 15 of which are located in North America, 2 in Europe and 2 in China. In addition, we maintain 24 distribution and warehouse facilities. Listed below are the locations of our principal manufacturing facilities:

	Location	Owned/Leased	Square Footage	Products Manufactured

North America	Albion, Illinois I	Owned	270,972	Spin-on Oil Filters; Heavy-duty Lube Filters; Micro Glass Elements
	Albion, Illinois II	Owned	53,262	Spin-on Oil Filters; Poly Panel Air Filters
	Albion, Illinois III	Owned	49,672	Heavy-duty Lube Units; Round Air Filters
	Albion, Illinois IV	Owned	101,320	Heavy-duty Air Filters; Radial Air Filters; Automotive Conical and Radial Air Filters
	Shelby Township,	Leased	30,393	Auto Fuel Filters
	Michigan
	West Salem, Illinois	Owned	216,829	Heavy-duty Lube Filters; Spin-on Oil Filters
	York, South Carolina	Owned	188,672	Auto Spin-on Oil Filters
	Fairfield, Illinois I	Owned	148,067	Electric and Mechanical Fuel Pump Components
	Fairfield, Illinois II	Owned	418,811	Electric Fuel Pump Assemblies and Components; Mechanical Fuel Pumps and Components;
	Fairfield, Illinois III	Leased	65,280	Electric Fuel Pumps and Components; Strainers
	North Canton, Ohio	Leased	210,000	Water Pump Assemblies
	Fond du Lac, Wisconsin I	Owned	187,750	Distributor Caps and Rotors
	Fond du Lac, Wisconsin II	Owned	36,000	Electronic Controls; Sensors; Voltage Regulators
	Puebla, Mexico	Owned	118,299	Gray Iron Foundry Castings; Water Pump Seal Assemblies; Water Outlets; Water Pump Assemblies and Components
	Reynosa, Mexico	Owned	107,500	Coils; Distributor Caps and Rotors; Sensors; Solenoids; Switches and Wire Sets; 5,000 square feet utilized for Fuel Products
Europe	Mansfield Park, United Kingdom	Leased	100,000	Radial Seal Air Filters; Poly Panel Air Filters; Heavy-duty Air Filters; Dust Collection Filters
	Zaragoza, Spain	Owned	34,408	Water Pump Assemblies; Gray Iron Foundry Castings; Water Pump Seal Assemblies; Water Outlets; Water Pump Assemblies and Components
China	Tianjin, China	Owned	162,000	Water Pump Components
	Yanzhou, China	Owned/Leased*	241,278/134,326	Water Pump Components

*	Owned/Leased by joint venture in which we have 51% ownership.

MANAGEMENT

Management and Directors

The following table sets forth information concerning our executive officers and directors as of the date of this prospectus.

Name	Age	Position

David L. Squier	62	Chairman of the Board
Bruce M. Zorich	54	Chief Executive Officer, Director
Daniel J. Johnston	49	Chief Financial Officer, Director
Charles T. Dickson	52	Former Chief Financial Officer, Executive Vice President, Director
Ian I. Fujiyama	35	Director
Paul R. Lederer	68	Director
Gregory S. Ledford	50	Director
Raymond A. Ranelli	60	Director
John C. Ritter	59	Director
Martin Sumner	34	Director

David L. Squier is the Chairman of our Board of Directors and has been a member of the Board since July 2006. Mr. Squier has also served in the same capacities for UCI since 2003. Mr. Squier retired from Howmet Corporation in October 2000, where he served as the President and Chief Executive Officer for over eight years. Prior to his tenure as CEO, Mr. Squier served in a number of senior management assignments at Howmet, including Executive Vice President and Chief Operating Officer. Mr. Squier was also a member of the Board of Directors of Howmet from 1987 until his retirement. Mr. Squier currently serves as an adviser to Carlyle. Mr. Squier currently serves on the Boards of Directors of Vought Aircraft Industries and Firth Rixon Limited.

Bruce M. Zorich is our Chief Executive Officer and has been a member of the Board since July 2006. Mr. Zorich has also served in the same capacities for UCI since 2003. From January 2002 through May 2003, Mr. Zorich was President and CEO of Magnatrax Corporation. From 1996 to 2001, Mr. Zorich was President of Huck International. In May of 2003, Magnatrax Corporation filed a voluntary petition to reorganize under Chapter 11 of the U.S. Bankruptcy Code.

Daniel J. Johnston is our Chief Financial Officer and was elected as a member of the Board in June 2007. Mr. Johnston has been the Vice President and Chief Financial Officer of Solae, LLC, a manufacturer of soy-based food ingredients, since 2006. From 1994 to 2005, he was employed by United Industries Corporation, a manufacturer of consumer packaged goods, most recently as Executive Vice President and Chief Financial Officer from 2001 to 2005.

Charles T. Dickson was our Chief Financial Officer, Executive Vice President and member of the Board from December 2006 until March 2007. Mr. Dickson has also served in the same capacities for UCI from 2003 until March 2007. From November 1999 to October 2001, Mr. Dickson was CFO of AGENCY.COM. From December 1997 to October 1999, Mr. Dickson was CFO of Winstar Communications. Mr. Dickson was CFO of General Instrument Corporation from January 1994 to November 1997. In April of 2001, Winstar Communications filed a voluntary petition to reorganize under Chapter 11 of the U.S. Bankruptcy Code. Mr. Dickson resigned from his position as Chief Financial Officer, Executive Vice President and member of the Board in March 2007.

Ian I. Fujiyama has been a member of the Board since March 2006. Mr. Fujiyama has also served in the same capacity for UCI since 2003. Mr. Fujiyama is a Managing Director with Carlyle, which he joined in 1997. During his tenure at Carlyle, Mr. Fujiyama spent two years in Hong Kong and Seoul working for Carlyle’s Asia buyout fund, Carlyle Asia Partners. Prior to joining Carlyle, Mr. Fujiyama was an Associate at Donaldson Lufkin and Jenrette Securities Corp. from 1994 to 1997.

Paul R. Lederer was elected as a member of the Board in December 2006. Mr. Lederer has also served in the same capacity for UCI since 2003. Mr. Lederer has been formally retired the past five years with the exception of serving on the Boards of Directors of several public companies, acting as a consultant to Carlyle and serving on the Advisory Board of Richco, Inc. Mr. Lederer currently sits on the Board of Directors of O’Reilly Automotive, Inc., R&B Inc., Proliance International and MAXIMUS, Inc.

Gregory S. Ledford was elected as a member of the Board of Directors in September 2006. Mr. Ledford is a Managing Director with Carlyle. Mr. Ledford joined Carlyle in 1988 and is currently head of the Automotive and Transportation group. Prior to joining Carlyle, Mr. Ledford was Director of Capital Leasing for MCI Telecommunications, where he was responsible for more than $1 billion of leveraged lease financing. From 1991 to 1997, he was Chairman and CEO of The Reilly Corp., a former portfolio company that was successfully sold in September 1997. Mr. Ledford is also a member of the Board of Directors of The Hertz Corporation and AxleTech International.

Raymond A. Ranelli has been a member of the Board since 2004. Mr. Ranelli retired from PricewaterhouseCoopers, where he was a partner for over 21 years, in 2003. Mr. Ranelli held several positions at PricewaterhouseCoopers, including Vice Chairman and Global Leader of the Financing Advisory Services practice. Mr. Ranelli is also a director of United Surgical Partners International, Inc., Centennial Communications Corp. and Hawaiian Telcom Communications, Inc.

John C. Ritter was elected as a member of the Board in December 2006. Mr. Ritter has also served in the same capacity for UCI since 2003. Mr. Ritter served as President and a director of Raser Technologies, Inc. from February 2004 to October 2005. From April 2003 to September 2003, Mr. Ritter was our Chief Financial Officer. From July 2000 to December 2002, Mr. Ritter held the position of Senior Vice President and CFO of Alcoa Industrial Components. Mr. Ritter held the position of Senior Vice President and CFO for Howmet Corporation from 1996 through 2000.

Martin Sumner has been a member of the Board since December 2006. Mr. Sumner has served in the same capacity for UCI since December 2006. Mr. Sumner is a Vice President with Carlyle, which he joined in 2003. During his tenure at Carlyle, he served as a Senior Associate from 2003 to 2005. Prior to joining Carlyle, Mr. Sumner worked as an Associate at Thayer Capital Partners from 1999 to 2001 and an Associate at Mercer Management Consulting from 1996 to 1999.

Board Committees

Our Board directs the management of our business and affairs as provided by Delaware law and conducts its business through meetings of the Board of Directors and four standing committees: the Audit Committee, Executive Committee, the Compensation Committee and Investment Committee. The Audit Committee consists of Messrs. Ranelli (chair), Ritter and Fujiyama. The Board has determined that Messrs. Ranelli and Ritter are the Audit Committee financial experts and that Messrs. Ranelli and Ritter are independent for purposes of the Audit Committee. The Executive Committee consists of Messrs. Squier, Zorich and Fujiyama. The Compensation Committee consists of Messrs. Squier, Lederer and Fujiyama. Mr. Johnston is the sole member of the Investment Committee. In addition, from time to time, other committees may be established under the direction of the Board when necessary to address specific issues.

Code of Ethics

The Company has adopted a code of ethics that applies to its executive officers. A copy of the code of ethics will be provided to any person without charge. Request should be made in writing to Karl Van Mill at United Components, Inc., 14601 Highway 41 North, Evansville, Indiana 47725.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Objectives

For both of our named executive officers, or NEOs, compensation is intended to be performance-based. The Compensation Committee believes that compensation paid to executive officers should be closely aligned with the performance of the Company on both a short-term and long-term basis, linked to specific, measurable results intended to create value for stockholders, and that such compensation should assist the Company in attracting and retaining key executives critical to its long-term success.

In establishing compensation for executive officers, the following are the Compensation Committee’s objectives:

•	Attract and retain individuals of superior ability and managerial talent;

•	Ensure senior officer compensation is aligned with the Company’s corporate strategies, business objectives and the long-term interests of the Company’s stockholders;

•	Increase the incentive to achieve key strategic and financial performance measures by linking incentive award opportunities to the achievement of performance goals in these areas; and

•	Enhance the officers’ incentive to maximize stockholder value, as well as promote retention of key people, by providing a portion of total compensation opportunities for senior management in the form of direct ownership in the Company through stock options.

The Company’s overall compensation program is structured to attract, motivate and retain highly qualified executive officers by paying them competitively, consistent with the Company’s success and their contribution to that success. The Company believes compensation should be structured to ensure that a significant portion of compensation opportunity will be directly related to factors that directly and indirectly influence stockholder value. Accordingly, the Company sets goals designed to link each NEO’s compensation to the Company’s performance and their own performance within the Company. Consistent with our performance-based philosophy, the Company provides a base salary to our executive officers and includes a significant incentive based component. For the Company’s senior executive management team, comprised of the Chief Executive Officer and Chief Financial Officer, the Company reserves the largest potential compensation awards for its performance-based bonus program. This program provides annual cash awards based on the financial performance of the Company.

Determination of Compensation Awards

The Compensation Committee is provided with the primary authority to determine and recommend the compensation awards available to the Company’s executive officers. Consistent with prior years, an independent compensation consultant was retained by the Compensation Committee to assist it in the determination of the key elements of the compensation programs. The compensation consultant engaged by the Compensation Committee is an independent consultant specializing in compensation matters for manufacturing companies. Both the Compensation Committee and the compensation consultant evaluated competitive practices and the amounts and nature of compensation paid to executive officers of similarly sized manufacturing companies in determining the amount of executive compensation.

The Company’s executive compensation package for the NEOs consists of a fixed base salary and a variable cash incentive award, combined with a one-time equity-based incentive award granted at the commencement of employment. The variable annual cash incentive award and the equity-based award are designed to ensure that total compensation reflects the overall success or failure of the Company and to motivate executive officers to meet appropriate performance measures, thereby maximizing total return to stockholders.

To aid the Compensation Committee in making its determination, the CEO provides recommendations annually to the Compensation Committee regarding the compensation of all officers, excluding himself. The performance of our senior executive management team is reviewed annually by the Compensation Committee.

Within its performance-based compensation program, the Company aims to compensate the NEOs in a manner that is tax effective for the Company. Section 162(m) of the Code imposes a $1 million limit on the amount that a public company may deduct for compensation paid to the Company’s NEOs listed in the summary compensation table below. The $1 million limitation does not apply to compensation that qualifies as performance-based compensation under Section 162(m) of the Code. The annual performance-based cash compensation and the discretionary long term equity incentive awards are designed to qualify as performance-based compensation under Section 162(m) of the Code. In practice, all of the annual and long-term compensation delivered by the Company is tax-qualified under Section 162(m) of the Internal Revenue Code, as amended.

The Company has no policy with respect to requiring officers and directors to own stock of Holdco.

Compensation Benchmarking and Peer Group

As discussed above, the Company sets base salary structures and annual incentive targets around the median of a peer group of comparably sized manufacturing companies. This approach ensures that our cost structures will allow us to remain competitive in our markets. At least every other year we survey the compensation practices of a peer group of companies in the United States to assess our competitiveness.

For 2006, we targeted the aggregate value of our total compensation at approximately the median level for our peer group for most executive officer positions. However, we strongly believe in retaining the best talent among our senior executive management team. To retain and motivate these key individuals, the Compensation Committee may determine that it is in the best interests of the Company to negotiate total compensation packages with the Company’s senior executive management that may deviate from the general principle of targeting total compensation at the median level for our peer group. Actual pay for each NEO is determined around this structure, driven by the performance of the executive over time, as well as the annual performance of the Company. Using this methodology, the compensation for our senior executive management team was above the 50th percentile of our peer group.

The Company’s approach to benchmarking is two-fold. In setting annual cash compensation, the Company aims to provide market compensation that approximates the median annual cash compensation of executive officers performing similar job functions at companies in the peer group. To determine that level of compensation, the Company at least semi-annually reviews salary surveys of the Peer Group and actual salary amounts provided in peer group proxy statements. Our review indicates that we are providing annual cash compensation based on the median of the peer group, and the Company believes the design of base and incentive annual cash compensation appropriately provides market compensation to the Company’s executive officers. Overall, our independent compensation consultant determined that our compensation programs, as structured, are at market relative to our peer group.

Base Compensation

The Company provides its NEOs with a base salary that is structured around the median of the peer group. In setting base salaries for the Company’s executive officers, the Compensation Committee reviewed data from independently conducted compensation surveys using the peer group as well as actual salaries reported in the proxy statements of peer group companies. While base salaries are not considered by the IRS to constitute performance-based compensation, in addition to market positioning, each year the Company determines base salary increases based upon the performance of the executive officers as assessed by the Compensation Committee, and for executive officers other than the CEO, by the CEO. No formulaic base salary increases are provided to the NEOs.

Performance-Based Compensation

Annual Performance-Based Cash Compensation

The Company structures its compensation programs to reward executive officers based on the Company’s performance and the individual executive’s contribution to that performance. This allows executive officers to receive bonus compensation in the event certain specified corporate and individual performance measures are achieved. In determining the compensation awarded to each executive officer based on performance, the Company evaluates the Company’s and executive’s performance in a number of areas.

The annual bonus program consists of an annual cash award based upon the Company’s achievement of adjusted EBITDA and operating cash flow targets.

Under the terms of the plan, results of at least 90% of the target performance level for any performance criteria must be achieved in order to earn the portion of the award based on that criteria. Achievement of 90% of the target performance level results in an award of 50% of the targeted award. Achievement of 110% of the target performance level results in an award of 150% of the targeted award. Once the achievement of targets has been determined, the Compensation Committee considers the achievement of personal objectives for each officer, and may adjust the amount of award paid upward or downward based upon the achievement of those objectives. In addition, incentive amounts to be paid under the performance-based programs may be adjusted by the Compensation Committee to account for unusual events such as extraordinary transactions, asset dispositions and purchases, and mergers and acquisitions if, and to the extent, the Compensation Committee does not consider the effect of such events indicative of Company performance. Payments under each of the programs are contingent upon continued employment, though pro rata bonus payments will be paid in the event of death or disability based on actual performance at the date relative to the targeted performance measures for each program.

For 2006, the Company achieved 96.3% of the adjusted EBITDA performance target (which carried a 60% weighting) and 129% of the operating cash flow performance target (which carried a 40% weighting). Accordingly, before factoring in the achievement of personal objectives, the executive officers achieved 109% of the target award. The Chief Executive Officer’s target award under the plan is 75% of his base salary, and the Chief Financial Officer’s target award under the plan is 50% of his base salary. Based on the criteria discussed above, for 2006 the Chief Executive Officer and Chief Financial Officer were awarded $350,000 and $225,000, respectively.

The Compensation Committee believes that the payment of the annual cash incentive bonus provides incentives necessary to retain executive officers and reward them for short-term company performance.

Discretionary Long-Term Equity Incentive Awards

The Company’s executive officers, along with other key Company employees, are granted stock options at the commencement of their employment with the Company, and are eligible to receive additional awards of stock options at the discretion of the Compensation Committee.

Guidelines for the number of stock options granted to each executive officer are determined using a procedure approved by the Compensation Committee based upon several factors, including the executive officer’s position and salary level and the value of the stock option at the time of grant.

Stock option grants are tied to vesting requirements and are designed to not only compensate but to also motivate and retain the recipients by providing an opportunity for the recipients to participate in the ownership of the Company. The stock option grants to members of the senior management team also promote the Company’s long-term objectives by aligning the interests of the executives with the interests of the Company’s stockholders.

Stock options granted under the stock option plan generally have an eight-year vesting schedule in order to provide an incentive for continued employment and generally expire ten years from the date of the grant. 50% of each option is subject to vesting in five equal installments over the first five years of the officer’s employment. The remaining 50% of each option vests at the end of eight years from the grant date, but may be accelerated upon the achievement of certain targets in EBITDA and free cash flow. The exercise price of options granted under the stock plans is 100% of the fair market value of the underlying stock on the date of grant.

Defined Contribution Plans

The Company has a Section 401(k) Savings/Retirement Plan (the “401(k) Plan”) to cover eligible employees of the Company. The 401(k) Plan permits eligible employees of the Company to defer up to 50% of their annual compensation, subject to certain limitations imposed by the Internal Revenue Code. The employees’ elective deferrals are immediately vested and non-forfeitable upon contribution to the 401(k) Plan. The Company currently makes matching contributions to the 401(k) Plan in an amount equal to fifty cents for each dollar of participant contributions, up to a maximum of five percent of the participant’s annual salary and subject to certain other limits. Plan participants vest in the amounts contributed by the Company following three years of participation in the plan as an employee. Employees of the Company are eligible to participate in the 401(k) Plan immediately upon commencing employment with the Company.

The 401(k) Plan is offered on a nondiscriminatory basis to all employees of the Company who meet the eligibility requirements. The matching contributions provided by the Company assist the Company with attracting and retaining talented executives. The 401(k) Plan provides an opportunity for participants to save money for retirement on a tax-qualified basis and to achieve financial security, thereby promoting retention.

Defined Benefit Plans

Our NEOs participate in the Champion Laboratories, Inc. Pension Plan. Annual retirement benefits under the plan accrue at a rate of 1.5% of the first $200,000 of gross wages for each year of service up to 30 years of service. Benefits are payable as a life annuity for the participant. If elected, joint & survivor and 10 year guaranteed options are available at reduced benefit levels. The full retirement benefit is payable to participants who retire on or after the social security retirement age, and a reduced early retirement benefit is available to participants who retire on or after age 55. No offsets are made for the value of any social security benefits earned.

Similar to the 401(k) Plan, this defined benefit plan is a nondiscriminatory tax-qualified retirement plan that provides participants with an opportunity to earn retirement benefits and provides for financial security. Offering these benefits is an additional means for the Company to attract and retain well-qualified executives.

Severance Arrangements/Employment Agreements

Each of our NEOs has an employment agreement which provides for severance benefits upon termination of employment. Mr. Zorich’s employment agreement, effective as of April 18, 2003, had an original three-year term and is extended automatically for successive one-year periods thereafter unless either party delivers notice within specified notice periods. Mr. Dickson’s employment agreement, effective as of September 2, 2003, had an original three-year term and is extended automatically for successive one-year periods thereafter unless either party delivers notice within specified notice periods. The employment agreement for each NEO provides that upon termination of his employment he will be entitled to receive the sum of his unpaid annual base salary through the date of termination, any unpaid expenses, any unpaid accrued vacation pay, and any amount arising from his participation in, or benefits under, any of our employee benefits plans, programs or arrangements. Upon termination of the NEO’s employment either by us without cause (or for Mr. Zorich, due to nonextension of the term by us) or by the NEO for good reason, he is entitled to receive his stated annual base salary paid in monthly installments for 12 months, a lump sum payment of the pro rata portion of his target level bonus and, during the severance period (but for Mr. Zorich, not with respect to a termination due to nonextension of the term by us), continued coverage under all of our group health benefit plans in which the executive and any of the executive’s dependents were entitled to participate immediately prior to termination. The agreement also provides that upon termination of the NEO’s employment due to his death or disability, he or his estate shall be entitled to six months of his annual base salary and the pro rata portion of his annual bonus, to be determined in good faith by the compensation committee of Holdco. Any unvested options held by the NEO under the Company’s stock option plan will expire as of the date of the NEO’s termination of employment.

Other Elements of Compensation and Perquisites

Medical Insurance.  The Company, at its sole cost, provides to each NEO, the NEO’s spouse and children such health, dental and optical insurance as the Company may from time to time make available to its other executives of the same level of employment.

Life and Disability Insurance.  The Company provides each NEO such disability and/or life insurance as the Company in its sole discretion may from time to time make available to its other executive employees of the same level of employment.

Policies with Respect to Equity Compensation Awards

The Company grants all equity incentive awards based on the fair market value as of the date of grant. The Company does not have a policy of granting equity-based awards at other than the fair market value. The fair market value is determined in good faith by the Board of Directors, with analyses prepared by independent valuation experts, as deemed appropriate.

Summary Compensation Table

			Non-Equity	Change in
			Incentive Plan	Pension	All Other
Name and Principal Position	Year	Salary	Compensation	Value	Compensation(1)	Total

Bruce M. Zorich	2006	$420,000	$350,000	$20,000	$7,752	$797,752
President and Chief Executive Officer
Charles T. Dickson	2006	367,500	225,000	18,294	7,452	618,246
Chief Financial Officer and Executive Vice President (through May 2007)

(1)	Includes Company matching funds under the Company’s 401(k) plan and Company-paid life insurance premiums.

GRANTS OF PLAN-BASED AWARDS

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards
	Threshold	Target	Maximum
Name	($)	($)	($)

Bruce M. Zorich(1)	$147,000	$294,000	$441,000
Charles T. Dickson(2)	91,875	183,750	275,625

(1)	Actual cash bonus earned under the UCI Annual Incentive Compensation Plan for the 2006 plan year was $350,000. See “Annual Performance-Based Cash Compensation” above for a discussion of the calculation of this bonus.

(2)	Actual cash bonus earned under the UCI Annual Incentive Compensation Plan for the 2006 plan year was $225,000. See “Annual Performance-Based Cash Compensation” above for a discussion of the calculation of this bonus.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Options Award

	Number of		Number of
	Securities		Securities
	Underlying		Underlying
	Unexercised		Unexercised		Option	Option
	Options —		Options —		Exercise	Expiration
Name	Exercisable		Unexercisable		Price	Date

Bruce M. Zorich	19,500	(1)	38,278	(2)	$100	11/21/2013
Charles T. Dickson	14,175	(3)	27,825	(4)	$100	11/21/2013

(1)	Of the 19,500 shares underlying the exercisable portion of the option, 5,056 became exercisable on December 31, 2003, 5,055 became exercisable on December 31, 2004, 3,611 became exercisable on December 31, 2005 and 5,778 became exercisable on December 31, 2006.

(2)	Of the 38,278 shares underlying the unexercisable portion of the option, 2,889 will become exercisable on December 31, 2007, 6,500 will become exercisable on November 20, 2011 (although the exercisability may be accelerated to December 31, 2007 upon the achievement of certain financial targets), and 28,889 may become exercisable upon the achievement of certain financial targets for the years 2003 through 2007 (which targets have not been achieved through December 31, 2006).

(3)	Of the 14,175 shares underlying the exercisable portion of the option, 3,675 became exercisable on December 31, 2003, 3,675 became exercisable on December 31, 2004, 2,625 became exercisable on December 31, 2005 and 4,200 became exercisable on December 31, 2006.

(4)	Of the 27,825 shares underlying the unexercisable portion of the option, 2,100 will become exercisable on December 31, 2007, 4,725 will become exercisable on November 20, 2011 (although the exercisability may be accelerated to December 31, 2007 upon the achievement of certain financial targets), and 21,000 may become exercisable upon the achievement of certain financial targets for the years 2003 through 2007 (which targets have not been achieved through December 31, 2006).

PENSION BENEFITS

		Number of	Present Value
		Years	of	Payments
		Credited	Accumulated	During Last
Name	Plan Name	Service	Benefit	Fiscal Year

Bruce M. Zorich	Champion Laboratories Inc. Pension Plan	4	$67,856	$0
Charles T. Dickson	Champion Laboratories Inc. Pension Plan	3	53,941	0

Our named executive officers are eligible to participate in the Champion Laboratories Inc. Pension Plan offered by us as described below. The following table shows the estimated annual pension benefit under the pension plan for the specified compensation and years of service.

	Years of Service
Remuneration	5	10	15	20	25	30

$125,000	9,375	18,750	28,125	37,500	46,875	56,250
$150,000	11,250	22,500	33,750	45,000	56,250	67,500
$175,000	13,125	26,250	39,375	52,500	65,625	78,750
$200,000 and over	15,000	30,000	45,000	60,000	75,000	90,000

Annual retirement benefits accrue at a rate of 1.5% of the first $200,000 of gross wages for each year of service up to 30 years of service. Benefits are payable as a life annuity for the participant. If elected, joint & survivor and 10 year guaranteed options are available at reduced benefit levels. The full retirement benefit is payable to participants who retire on or after the social security retirement age, and a reduced early retirement benefit is available to participants who retire on or after age 55. No offsets are made for the value of any social security benefits earned.

As of December 31, 2006, Bruce M. Zorich and Charles T. Dickson had earned four years and three years, respectively, of credited service under the pension plan.

For information with respect to the valuation methods and material assumptions in quantifying the present value of the accrued benefits under the pension plan, see Note 16 to the financial statements of the Company contained in this Prospectus.

Potential payments upon termination or change-in-control

Each of our NEOs has an employment agreement which provides for severance benefits upon termination of employment. The employment agreement for each NEO provides that upon termination of his employment he will be entitled to receive the sum of his unpaid annual base salary through the date of termination, any unpaid expenses, any unpaid accrued vacation pay, and any amount arising from his participation in, or benefits under, any of our employee benefits plans, programs or arrangements. Upon termination of the NEO’s employment either by us without cause (or for Mr. Zorich, due to nonextension of the term by us),or by the NEO for good reason, he is entitled to an amount equal to his stated annual base salary for 12 months, a lump sum payment of the pro rata portion of his target level bonus and, during the severance period (but for Mr. Zorich, not with respect to a termination due to nonextension of the term), continued coverage under all of our group health benefit plans in which the executive and any of the executive’s dependents were entitled to participate immediately prior to termination. The agreement also provides that upon termination of the NEO’s employment due to his death or disability, he or his estate shall be entitled to six months of his annual base salary and the pro rata portion of his annual bonus, to be determined in good faith by the compensation committee of Holdco. The NEOs’ employment agreements provide that they are subject to noncompetition and nonsolicitation restrictive covenants for twelve months following termination of employment (following any termination for Mr. Zorich and following a termination without cause or for good reason for Mr. Dickson. The NEOs’ employment agreements do not provide for any payments or other benefits upon a change in control of the Company.

Assuming that Mr. Zorich’s employment had been terminated by us without cause or by Mr. Zorich with good reason effective December 31, 2006, he would have been entitled to the following severance benefits: salary continuation, $420,000; bonus, $294,000; group health benefits, $13,121. Assuming that Mr. Dickson’s employment had been terminated by us without cause or by Mr. Dickson with good reason effective December 31, 2006, he would have been entitled to the following severance benefits: salary continuation, $367,500; bonus, $183,750; group health benefits, $13,121. The health benefits were calculated using an estimate of the cost to the Company of such health coverage based upon past experience.

Under the agreement covering each NEO’s stock option, in the event of a change in control of the Company in which the acquirer did not assume or replace the NEO’s option, the exercisability of certain shares underlying the option would be accelerated and the exercisability of certain shares underlying the option may be accelerated if specified financial goals are met. Assuming a change in control of the Company occurred effective December 31, 2006, based on the estimated fair market value of $118.63 per share of the Company’s common stock on that date, the value of the acceleration of Mr. Zorich’s unvested outstanding options (determined by multiplying the fair market value on December 31, 2006, minus the exercise price, by the number of shares subject to the option that would receive accelerated vesting), would be $53,822, and the value of the acceleration of Mr. Dickson’s unvested options (based on the same method of calculation), would be $39,123.

DIRECTOR COMPENSATION

Directors who are employees of the Company or Carlyle receive no additional compensation for serving on the board or its committees. Mr. Squier, chairman of the Board, receives a cash retainer of $60,000 per year; Mr. Ranelli, Chairman of our Audit Committee, receives a cash retainer of $55,000 per year; and the other directors not employed by Carlyle or the Company, John Ritter and Paul Lederer, receive a cash retainer of $45,000 per year. Each of Messrs. Squier, Ranelli, Ritter and Lederer is also granted, in December of each year he continues in service as a director, an option to purchase 500 shares of the common stock of Holdco, to become exercisable 20% per year over five years.

In 2006, we provided the following annual compensation to directors who are not employees of the Company or Carlyle:

	Fees Earned if	Option
Name	Paid in Cash	Awards(1)	Total

David L. Squier	$60,000	$32,460(2)	$92,460
Paul R. Lederer	45,000	30,113(3)	75,113
Raymond A. Ranelli	55,000	32,001(4)	87,001
John C. Ritter	45,000	30,113(5)	75,113

(1)	Reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006.

(2)	As of December 31, 2006, Mr. Squier held options with respect to 2,500 shares of common stock: 1,000 granted on December 9, 2003 with a grant date fair value of $52,170; 500 granted on August 2, 2004 with a grant date fair value of $27,150; 500 granted On December 14, 2005 with a grant date fair value of $26,755; and 500 granted on December 15, 2006 with a grant date fair value of $36,441.

(3)	As of December 31, 2006, Mr. Lederer held options with respect to 2,000 shares of common stock: 500 granted on December 9, 2003 with a grant date fair value of $26,085; 500 granted on August 2, 2004 with a grant date fair value of $27,150; 500 granted on December 14, 2005 with a grant date fair value of $26,755; and 500 granted on December 15, 2006 with a grant date fair value of $36,441.

(4)	As of December 31, 2006, Mr. Ranelli held options with respect to 2,000 shares of common stock: 1,000 granted on June 30, 2004 with a grant date fair value of $54,300; 500 granted On December 14, 2005 with a grant date fair value of $26,755; and 500 granted on December 15, 2006 with a grant date fair value of $36,441.

(5)	As of December 31, 2006, Mr. Ritter held options with respect to 2,000 shares of common stock: 500 granted on December 9, 2003 with a grant date fair value of $26,085; 500 granted on August 2, 2004 with a grant date fair value of $27,150; 500 granted on December 14, 2005 with a grant date fair value of $26,755; and 500 granted on December 15, 2006 with a grant date fair value of $36,441.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

We have 5,000,000 shares of authorized common stock, par value $.01 per share. As of June 30, 2007, we had 2,835,136 shares of common stock outstanding.

The following table sets forth information with respect to the beneficial ownership of our common stock as of June 30, 2007 by:

•	each person known to own beneficially more than 5% of the capital stock;

•	each of our directors;

•	each of the executive officers named in the summary compensation table; and

•	all of our directors and executive officers as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as otherwise indicated in these footnotes, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the shares of capital stock.

Beneficial Ownership of UCI Holdco, Inc.

		Percentage of
	Number of	Outstanding
Name of Beneficial Owner	Shares	Capital Stock

TCG Holdings, L.L.C.(1)	2,600,500	91.7%
Bruce M. Zorich	22,500	*
Charles T. Dickson	16,675	*
David L. Squier(2)	2,400	*
Daniel A. Bellissimo	316	*
Ian I. Fujiyama	1,500	*
Paul R. Lederer(3)	1,400	*
Raymond A. Ranelli(4)	2,000	*
John C. Ritter(5)	4,000	*
All executive officers and directors as a group (9 persons)	50,791	1.3%

*	Denotes less than 1.0% of beneficial ownership.

(1)	Carlyle Partners III, L.P., a Delaware limited partnership, and CP III Coinvestment, L.P., a Delaware limited partnership (the “Investment Partnerships”), both of which are affiliates of Carlyle, own approximately 91.7% of the outstanding common stock of UCI Holdco, Inc. TC Group, L.L.C. exercises investment discretion and control over the shares held by the Investment Partnerships indirectly through its subsidiary TC Group III, L.P., which is the sole general partner of the Investment Partnerships. TCG Holdings, L.L.C. a Delaware limited liability company, is the sole managing member of TC Group, L.L.C., and its address is c/o The Carlyle Group, 1001 Pennsylvania Ave. N.W., Suite 220S, Washington, D.C. 20004.

(2)	Includes 1,000 shares in UCI Holdco, Inc. beneficially owned by Mr. Squier and the right to acquire up to 1,400 additional shares.

(3)	Includes 400 shares in UCI Holdco, Inc. beneficially owned by Mr. Lederer and the right to acquire up to 1,000 additional shares.

(4)	Includes 1,000 shares in UCI Holdco, Inc. beneficially owned by Mr. Ranelli and the right to acquire up to 1,000 additional shares.

(5)	Includes 3,000 shares in UCI Holdco, Inc. beneficially owned by Mr. Ritter and the right to acquire up to 1,000 additional shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Carlyle Management Agreement

In connection with the Carlyle Acquisition, we entered into a management agreement with TC Group, L.L.C., an affiliate of Carlyle, for management and financial advisory services and oversight to be provided to us and our subsidiaries. Pursuant to this agreement, we pay an annual management fee to Carlyle of $2.0 million and annual out-of-pocket expenses, and we may pay Carlyle additional fees associated with financial advisory and other future transactions. Carlyle also received a one-time transaction fee of $10.0 million upon consummation of the Carlyle Acquisition. In 2006, Carlyle was paid $2.5 million for the ASC Acquisition. The management agreement also provides for indemnification of Carlyle against liabilities and expenses arising out of Carlyle’s performance of services under the agreement. The agreement terminates either when Carlyle or its affiliates own less than ten percent of our equity interests or when we and Carlyle mutually agree to terminate the agreement.

Stockholders Agreement

On May 25, 2006, we and certain of our executive officers and affiliates of Carlyle who are holders of our common stock entered into a stockholders agreement that:

•	imposes restrictions on their transfer of shares;

•	requires those stockholders to take certain actions upon the approval by stockholders party to the agreement holding a majority of the shares held by those stockholders in connection with a sale of the company; and

•	grants our principal stockholders the right to require other stockholders to participate pro rata in connection with a sale of shares by our principal stockholder.

The stockholder agreement will terminate upon the sale or disposition of all or substantially all of our assets or upon the execution of a resolution of our board of directors terminating the agreement.

Employment Agreements

In connection with the Carlyle Acquisition, we entered into employment agreements with certain of our named executive officers as described in “Compensation Discussion and Analysis — Severance Arrangement/Employment Agreements.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

Credit Facility

General

On May 25, 2006, UCI entered into a senior credit agreement (the “Agreement”) with Lehman Brothers Inc. and J.P. Morgan Securities Inc., as joint advisors, joint lead arrangers and joint bookrunners, JPMorgan Chase Bank, N.A., as syndication agent, ABN AMRO Bank N.V., Bank of America, N.A. and General Electric Capital Corporation, as co-documentation agents, and Lehman Commercial Paper Inc., as administrative agent and the several banks and other financial institutions or entities from time to time parties to the senior credit agreement. The Agreement amends and restates UCI’s credit facility dated as of June 20, 2003, and provided for a total of $405.0 million in available credit facilities. The Agreement permits the repurchase from time to time of $75.0 million in aggregate principal amount of UCI’s 9 3/8% Senior Subordinated Notes due 2013, provided that, after giving effect to any such repurchase, UCI’s Consolidated Senior Leverage Ratio (as defined in the Agreement) is less than or equal to 2.0:1.0 and allows a total of $60.0 million and the amount of the net cash proceeds from insurance recovery and condemnation events reinvested in capital expenditures. Set forth below is a summary of the other terms UCI’s senior credit facilities.

As a result of prior borrowings and repayments, as of June 30, 2007, the remaining borrowing capacity under UCI’s senior credit facilities was $300 million. This consisted of (a) a $225.0 million Tranche D term loans with a maturity of six years and (b) a $75.0 million revolving credit facility that will terminate on June 30, 2009, of which $63.8 million was available for borrowing as of June 30, 2007. The revolving credit facility is available for general corporate purposes, the issuance of letters of credit for UCI’s account in an aggregate principal amount not to exceed $25.0 million and swingline loans in an aggregate principal amount not to exceed $15.0 million. All borrowings are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties.

Interest and Fees

The interest rates per annum applicable to loans under the senior credit facilities are, at UCI’s option, the Base Rate or Eurodollar Rate plus, in each case, with an applicable margin. The applicable margin for loans under the credit facilities is subject to adjustment based on UCI’s consolidated leverage ratio. The Base Rate is a fluctuating interest rate equal to the higher of (a) the prime lending rate as set forth on the British Banking Association Telerate page 5 or another comparable page and (b) the federal funds effective rate plus one-half of one percent (0.50%). In addition, UCI is required to pay to the lenders under the revolving credit facility a commitment fee in respect of the unused commitments thereunder at a per annum rate of 0.50% subject to adjustment based on its consolidated leverage ratio.

Prepayments

The term loans are required to be prepaid with, subject to certain exceptions, 100% of the net cash proceeds of certain asset sales or dispositions, 100% of the net cash proceeds of certain indebtedness, 50% of the net cash proceeds of certain equity sales or issuances, 100% of the net cash proceeds from insurance recovery and condemnation events and 50% of excess cash flow subject to adjustment based on UCI’s consolidated leverage ratio.

Voluntary prepayments of loans under the senior credit facilities and voluntary reductions in the unused commitments under the revolving credit facility are permitted in whole or in part, without premium or penalty, in minimum amounts and subject to certain limitations as set forth in the credit agreement.

Amortization of Principal

The Tranche D Term Loan will amortize in one quarterly installment of $27.5 million on September 30, 2011 and one payment of $72.5 million on each of December 31, 2011 and March 31, 2012 and one prepayment of $52.5 million on June 30, 2012.

Collateral and Guarantees

UCI Acquisition, as UCI’s direct parent, and UCI’s wholly owned domestic subsidiaries, have guaranteed (on a senior secured basis) UCI’s obligations under the senior credit facilities. Substantially all of the domestic guarantors’ tangible and intangible assets (including, without limitation, intellectual property, material owned real property and all of the capital stock of each of UCI’s direct and indirect domestic subsidiaries and two-thirds of the capital stock of certain of UCI’s first-tier foreign subsidiaries) secure the domestic guarantees and UCI’s obligations under the senior credit facilities.

Covenants and Other Matters

The senior credit facilities require UCI to comply with certain financial covenants, including a maximum consolidated leverage ratio and a minimum interest coverage ratio. The senior credit facilities include certain negative covenants restricting or limiting its ability to, among other things:

•	declare dividends or redeem or repurchase capital stock;

•	prepay, redeem or purchase certain debt (including the 9 3/8% Senior Subordinated Notes due 2013), other than as noted above;

•	incur liens and engage in sale leaseback transactions;

•	make loans or investments;

•	restrict its subsidiaries’ ability to pay dividends or make other shareholder distributions;

•	guarantee or incur additional debt;

•	amend or otherwise alter terms of certain debt (including the 9 3/8% Senior Subordinated Notes due 2013);

•	make capital expenditures;

•	engage in mergers, acquisitions or other business combinations;

•	sell assets;

•	change its fiscal reporting periods;

•	restrict its ability to grant liens on its properties;

•	transact with affiliates; and

•	alter the business it conducts.

The senior credit facilities contain certain customary representations and warranties, affirmative covenants and events of default, including change of control, cross-defaults to other debt and material judgments.

Senior Subordinated Notes

General

In June 2003, UCI issued $230.0 million of 9 3/8% Senior Subordinated Notes due 2013.

The senior subordinated notes will mature on June 15, 2013. Interest on the senior subordinated notes accrues at the rate of 9 3/8% per annum and is payable semi-annually in arrears on June 15 and December 15 of each year. The senior subordinated notes are unconditionally guaranteed, jointly and severally, by all of UCI’s domestic subsidiaries.

The senior subordinated notes are unsecured obligations of UCI. The senior subordinated notes are subordinated in right of payment to all existing and future senior indebtedness of UCI and the guarantees of the senior subordinated notes by all of UCI’s wholly owned domestic subsidiaries are subordinated in right of payment to all existing and other senior indebtedness and other liabilities of the guarantors. The senior subordinated notes are effectively subordinated to all existing and other indebtedness and other liabilities of certain of UCI’s subsidiaries which are not guarantors.

Optional Redemption

Except in the case of certain equity offerings by UCI, UCI cannot choose to redeem the senior subordinated notes until June 15, 2008. After that date, the senior subordinated notes are redeemable at par, plus accrued and unpaid interest, plus the premium, if any, set forth in the indenture governing the senior subordinated notes.

Change of Control

Upon a change in control event, UCI may be required to make an offer to purchase each holder’s senior subordinated notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

Covenants and Other Matters

The senior subordinated notes indenture contains negative covenants restricting or limiting UCI’s (and certain of its subsidiaries) ability to, among other things:

•	incur or guarantee additional indebtedness;

•	pay dividends on, redeem or repurchase its capital stock;

•	make certain investments;

•	permit payment or dividend restrictions on certain of its subsidiaries;

•	sell assets;

•	engage in certain transactions with affiliates; and

•	consolidate or merge or sell all or substantially all of its assets and the assets of certain of its subsidiaries.

The indenture governing UCI’s senior subordinated notes contains certain events of default that are customary with respect to non-investment grade debt securities.

DESCRIPTION OF THE EXCHANGE NOTES

You can find the definitions of certain terms used in this description under the subheading “— Certain Definitions.” In this description, the term “Holdco” refers only to UCI Holdco, Inc., and not to any of its subsidiaries.

Holdco issued the private notes, and will issue the exchange notes (together with the private notes, the “notes”) under the indenture, dated December 20, 2006, among us and Wells Fargo Bank, National Association, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act.

The following description is a summary of the material provisions of the indenture and the registration rights agreement. It does not restate those agreements in their entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as holders of the notes. We have filed copies of the indenture and the registration rights agreement as exhibits to the registration statement that includes this prospectus. Certain defined terms used in this description but not defined below under the heading “Certain Definitions” have the meanings assigned to them in the indenture. In this Description of the Exchange Notes, “the Company,” “we,” “us” and “our” refer only to UCI Holdco, Inc. and not to any of its subsidiaries.

The registered Holder of a note will be treated as its owner of for all purposes. Only registered Holders will have rights under the indenture.

Brief Description of the Notes

The notes will be:

•	general senior unsecured obligations of Holdco;

•	pari passu in right of payment with any future senior unsecured Indebtedness of Holdco;

•	senior in right of payment to any future subordinated Indebtedness of Holdco;

•	effectively subordinated to all existing and future Indebtedness and other liabilities of Holdco’s subsidiaries, including under the Credit Facility and the 2013 Senior Subordinated Notes; and

•	not guaranteed by any of Holdco’s subsidiaries.

As of June 30, 2007, as adjusted after giving effect to the offering of the exchange notes offered hereby, Holdco (excluding its subsidiaries) had:

•	total Indebtedness of $257.0 million; and

•	no Indebtedness contractually subordinated to the notes.

As of June 30, 2007, as adjusted for the pay down of the revolving credit borrowings to zero, Holdco’s subsidiaries had $467.8 million of Indebtedness, all of which would have been effectively senior to the notes.

Holdco is a holding company who conducts its operations through its subsidiaries. Accordingly, Holdco’s ability to meet its cash obligations will be dependent upon the ability of its subsidiaries to make cash distributions to Holdco. Dividends and distributions from subsidiaries of Holdco are expected to be the only source for payment of interest on the notes. The ability of Holdco’s subsidiaries to pay dividends and make distributions to Holdco may be restricted by, among other things, applicable laws and regulations and by the terms of agreements into which they enter, including the Credit Agreement and the indenture governing the 2013 Senior Subordinated Notes. See “Risk Factors — Risks Relating to the Notes — Holdco is the sole obligor of the notes, and its subsidiaries do not guarantee its obligations under the notes and do not have any obligations with respect to the notes.” Furthermore, any right of Holdco and its creditors to receive the assets of any of its subsidiaries upon any such subsidiary’s liquidation (and the consequent right of the Holders of the notes to participate in the distribution of the proceeds of those assets) effectively will be subordinated by operation of law to the claims of such subsidiary’s creditors (including trade creditors) and holders of its preferred stock, if any, except to the extent that Holdco is recognized as a creditor or preferred stockholder of such subsidiary, in which case the claims of Holdco would still be subordinate to any Indebtedness or preferred stock of such subsidiary senior in right of payment to that held by Holdco. Accordingly, the claims of creditors of Holdco, including the claims of Holders of notes, will be structurally subordinated to all existing and future indebtedness and other liabilities of Holdco’s subsidiaries. In the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding or any assignment for the benefit of the creditors of Holdco or a marshaling of assets or liabilities of Holdco, Holders of the notes may receive ratably less than other such creditors or interest holders.

None of Holdco’s subsidiaries will initially guarantee the notes. Under certain circumstances, Holdco’s obligations under the notes may be guaranteed by certain of Holdco’s subsidiaries. See “— Certain Covenants — Subsidiary Guarantees.” In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor subsidiaries, the non-guarantor subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to Holdco. As of June 30, 2007, Holdco’s subsidiaries had total debt of $469.6 million. Holdco’s subsidiaries generated 100% of Holdco’s net sales in the six-month period ended June 30, 2007 and held 100% of Holdco’s assets as of June 30, 2007.

As of June 30, 2007, all of Holdco’s subsidiaries were “Restricted Subsidiaries.” However, under the circumstances described below under the subheading “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” Holdco is permitted to designate certain of its subsidiaries as “Unrestricted Subsidiaries.” Any Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Any Unrestricted Subsidiaries will not guarantee the notes.

Principal, Maturity and Interest

Holdco initially issued $235.0 million in aggregate principal amount of notes. Holdco has issued, and may issue, additional notes (“Additional Notes”) under the indenture from time to time, including to pay regular interest and Additional Interest as provided below. Any issuance of Additional Notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any Additional Notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Holdco will issue notes in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof, except that Additional Notes issued as payment of regular interest or Additional Interest may be in other denominations. The notes will mature on December 15, 2013.

Interest on the notes will accrue at a rate equal to the Applicable LIBOR Rate plus the Applicable Spread. The Applicable Spread will initially be 700 basis points and will increase by 50 basis points on December 15, 2007 and by another 50 basis points on December 15, 2008. Holdco will pay interest on the notes quarterly in arrears, on March 15, June 15, September 15, and December 15 of each year to the holders of record on the March 1, June 1, September 1 and December 1 immediately preceding such dates. The first interest payment on the notes occurred on March 15, 2007. On and prior to December 15, 2011, all interest on the notes will be payable in the form of Additional Notes having an aggregate principal amount equal to the amount of interest (including Additional Interest, if any), rounded up to the nearest dollar, due on the applicable interest payment date. Holdco will cause such Additional Notes to be executed and authenticated in accordance with the indenture and will deliver the Additional Notes to the holders of record on the March 1, June 1, September 1 and December 1 immediately preceding the applicable interest payment date. After December 15, 2011, all interest on the notes will be payable in cash.

Interest on the notes will accrue from the date on which interest was most recently paid or, if no interest has been paid, from December 20, 2006. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Holdco’s ability to make any cash payments to the holders of the notes may be limited by the Credit Agreement and the indenture governing the 2013 Senior Subordinated Notes, which limit the ability of Holdco’s Subsidiaries to pay dividends or make other distributions to Holdco.

Holdco will also pay registration default damages (“Additional Interest”) to Holders if the exchange offer is not consummated on a timely basis or if certain other conditions are not satisfied. This Additional Interest provision is more fully explained under “The Exchange Offer — Purpose and Effect.”

Methods of Receiving Payments on the Notes

If a Holder of notes has given wire transfer instructions to Holdco, Holdco will pay all required cash payments of principal, interest and premium and Additional Interest, if any, on that Holder’s notes in accordance with those instructions. All other cash payments on notes will be made at the office or agency of the paying agent and registrar unless Holdco elects to make interest payments by check mailed to the Holders at their respective addresses set forth in the register of Holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. Holdco may change the paying agent or registrar without prior notice to the Holders of the notes, and Holdco or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. Holdco is not required to transfer or exchange any note selected for redemption. Also, Holdco is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Optional Redemption

At any time prior to December 15, 2007, Holdco may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price equal to 100% of the aggregate principal amount thereof, plus a premium equal to the rate per annum on the notes applicable on the date on which notice of redemption is given, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings by Holdco or from the cash contribution of equity capital (other than Disqualified Stock) to Holdco, provided that:

(1) at least 65% of the aggregate principal amount of notes (including Additional Notes, if any) issued under the indenture remains outstanding immediately after the occurrence of such redemption (excluding notes held by Holdco and its Subsidiaries); and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering or cash contribution.

Except pursuant to the preceding paragraph, the notes will not be redeemable at Holdco’s option prior to December 15, 2007.

On and after December 15, 2007, Holdco may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and Additional Interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on December 15 of the years indicated below:

Year	Percentage

2007	100.000%
2008	103.000%
2009	102.000%
2010	101.000%
2011 and thereafter	100.000%

Unless Holdco defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2) if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

No notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the Holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Mandatory Redemption

Other than as provided in the following paragraph, Holdco is not required to make any mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances, Holdco may be required to offer to purchase notes as described under the captions “— Repurchase at the Option of Holders — Asset Sales” and “— Change of Control.” Holdco may at any time and from time to time purchase notes in the open market or otherwise.

At the end of the first accrual period ending after the fifth anniversary of the notes’ issuance (the “AHYDO redemption date”), Holdco will redeem for cash a portion of each note equal to the “Mandatory Principal Redemption Amount” (such redemption, a “Mandatory Principal Redemption”). The redemption price for the portion of each note redeemed pursuant to a Mandatory Principal Redemption will be 100% of the principal amount of such portion plus any accrued interest thereon on the date of redemption. The “Mandatory Principal Redemption Amount” will equal the portion of a note required to be redeemed to prevent such note from being treated as an “applicable high yield discount obligation” within the meaning of Section 163(i)(1) of the Internal Revenue Code of 1986, as amended (the “Code”), provided in no event will such amount be less than the excess, if any of, (a) the aggregate amount of accrued and unpaid interest (including original issue discount) on the note over (b) an amount equal to the product of the issue price of such note (as defined in Sections 1273(b) and 1274(a) of the Code) and the yield to maturity of such note, as such term is defined in applicable regulations of the U.S. Department of the Treasury (such amount described in clause (b), “12 months interest”). No partial redemption or repurchase of the notes prior to the AHYDO redemption date pursuant to any other provision of the indenture will alter Holdco’s obligation to make the Mandatory Principal Redemption with respect to any notes that remain outstanding on the AHYDO redemption date.

At the end of each subsequent accrual period ending after the AHYDO redemption date (each such period, a “Subsequent Period” and the date at the end of each Subsequent Period, the “Periodic Redemption Date”), Holdco will (i) pay all interest accrued during such Subsequent Period at a rate equal to the Applicable LIBOR Rate plus the Applicable Spread in cash (the “Cash Interest Amount”), and (ii) redeem for cash a portion of each note equal to the “Periodic Redemption Amount” (such redemption, a “Periodic Redemption,” and the aggregate of the payments required to be paid on each Periodic Redemption Date pursuant to clauses (i) and (ii), the “Total Periodic Payment”). The redemption price for the portion of each note redeemed pursuant to a Periodic Redemption will be 100% of the principal amount of such portion plus any accrued interest thereon on the date of redemption. The “Periodic Redemption Amount” for any Subsequent Period will equal the excess of the aggregate amount of original issue discount (as defined in Section 1273(a) of the Code) accrued on the note during such Subsequent Period over the Cash Interest Amount for such Subsequent Period. No partial redemption or repurchase of the notes prior to any Subsequent Period pursuant to any other provision of the indenture will alter Holdco’s obligation to make the Periodic Redemption payments with respect to any notes that remain outstanding on such Periodic Redemption Date. Notwithstanding anything to the contrary herein, in all events, the Total Periodic Payment paid on each Periodic Redemption Date shall at least equal the aggregate amount of accrued and unpaid interest (including original issue discount) on such note in excess of an amount equal to 12 months interest on such note.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each Holder of notes will have the right to require Holdco to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that Holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, Holdco will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Additional Interest, if any, on the notes repurchased, to the date of purchase. Within 30 days following any Change of Control, Holdco will mail a notice to each Holder, with a copy to the Trustee, describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice.

Holdco will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Holdco will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such conflict.

On the Change of Control Payment Date, Holdco will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by Holdco.

The paying agent will promptly mail to each Holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000. Holdco will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require Holdco to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the Holders of the notes to require that Holdco repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Holdco will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Holdco and purchases all notes properly tendered and not withdrawn under the Change of Control Offer or (2) a notice of redemption is outstanding pursuant to the indenture as described above under the caption “— Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Holdco and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of notes to require Holdco to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Holdco and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

Holdco will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) Holdco (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2) the fair market value is determined by Holdco’s Board of Directors and evidenced by a resolution of the Board of Directors set forth in an officers’ certificate delivered to the trustee; and

(3) at least 75% of the consideration received in the Asset Sale by Holdco or such Restricted Subsidiary is in the form of cash. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities, as shown on Holdco’s or such Restricted Subsidiary’s most recent balance sheet, of Holdco or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Holdco or such Restricted Subsidiary from further liability;

(b) any securities, notes or other obligations received by Holdco or any such Restricted Subsidiary from such transferee that are contemporaneously, subject to ordinary settlement periods, converted by Holdco or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion; and

(c) any stock or assets of the kind referred to in clauses (II) or (IV) of the next paragraph of this covenant.

Within 390 days after the receipt of any Net Proceeds from an Asset Sale, Holdco (or the applicable Restricted Subsidiary, as the case may be) may apply those Net Proceeds at its option:

(I) to repay (A) Indebtedness of Holdco under a Credit Facility, and if such Indebtedness is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto; or (B) Indebtedness of any Restricted Subsidiary of Holdco and, if such Indebtedness is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto, in each case other than Indebtedness owed to Holdco or an Affiliate of Holdco;

(II) to acquire (or enter into a binding agreement to acquire; provided that such commitment will be subject only to customary conditions (other than financing) and such acquisition will be consummated within 90 days after the end of such 390-day period) all or substantially all of the assets of, or a majority of the Voting Stock of, another Permitted Business;

(III) to make a capital expenditure; or

(IV) to acquire (or enter into a binding agreement to acquire; provided that such commitment will be subject only to customary conditions (other than financing) and such acquisition will be consummated within 90 days after the end of such 390-day period) other long-term assets that are used or useful in a Permitted Business.

Pending the final application of any Net Proceeds, Holdco may temporarily reduce revolving credit borrowings or otherwise use the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million, Holdco will make an Asset Sale Offer to all Holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Holdco may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and the agent for such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Holdco will comply with the requirements of Rule 14e-l under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, Holdco will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

The Credit Agreement prohibits Holdco from purchasing any notes, and also provides that certain change of control or asset sale events with respect to Holdco would constitute a default or require repayment of the Indebtedness thereunder. In addition, the Credit Agreement and the indenture governing the 2013 Senior Subordinated Notes limits the ability of Holdco’s subsidiaries to pay dividends or make other distributions to Holdco to finance the purchase of notes. Any future credit agreements, indenture or other agreements to which Holdco or any of its Subsidiaries becomes a party may contain similar restrictions and provisions. In the event a Change of Control or Asset Sale occurs at a time when Holdco is prohibited from purchasing notes, Holdco could seek the consent of its lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If Holdco does not obtain such a consent or repay such borrowings, Holdco will remain prohibited from purchasing notes. In such case, Holdco’s failure to purchase tendered notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under such other Indebtedness.

Certain Covenants

Restricted Payments

Holdco will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of Holdco’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Holdco or any of its Restricted Subsidiaries) or to the direct or indirect holders of Holdco’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Holdco or to Holdco or a Restricted Subsidiary of Holdco);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Holdco) any Equity Interests of Holdco or any direct or indirect parent of Holdco;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the notes or the Subsidiary Guarantees, except a payment of interest or principal at the Stated Maturity thereof; or

(4) make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2) Holdco would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Holdco and its Restricted Subsidiaries after the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (6), (7), (8), (9), (10) and (11) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of Holdco for the period (taken as one accounting period) from the date of the indenture to the end of Holdco’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(b) 100% of the fair market value of the aggregate net proceeds received by Holdco since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of Holdco (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Holdco that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Holdco), provided that such aggregate net proceeds are limited to assets used or useful in a Permitted Business or Capital Stock of a Person engaged in a Permitted Business, plus

(c) to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid, purchased or redeemed for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment, plus

(d) to the extent that any Unrestricted Subsidiary of Holdco is redesignated as a Restricted Subsidiary after the date of the indenture, the lesser of (i) the fair market value of Holdco’s Investment in such Subsidiary as of the date of such redesignation or (ii) such fair market value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary.

The preceding provisions will not prohibit:

(1) the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at such date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

(2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of Holdco) of, Equity Interests of Holdco (other than Disqualified Stock) or from the substantially concurrent cash contribution of common equity capital to Holdco; provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3)(b) of the preceding paragraph;

(3) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of Holdco or any Guarantor with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4) so long as no Default or Event of Default has occurred and is continuing, the payment of any dividend by a Restricted Subsidiary of Holdco to the holders of its Equity Interests on a pro rata basis;

(5) so long as no Default or Event of Default has occurred and is continuing, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Holdco or any Restricted Subsidiary of Holdco held by any current or former director, officer or employee of Holdco (or any of its Restricted Subsidiaries) pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not in any calendar year exceed the lesser of (A) the sum of (x) $2.0 million and (y) the aggregate amount of Restricted Payments permitted (but not made) pursuant to this clause (5) in prior calendar years and (B) $7.5 million;

(6) the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options;

(7) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of Holdco or any Restricted Subsidiary of Holdco issued on or after the date of the indenture in accordance with the Fixed Charge Coverage test described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” to the extent such dividends are included in the definition of “Fixed Charges”; provided that no Default or Event of Default shall have occurred and be continuing immediately after making such Restricted Payment;

(8) so long as no Default or Event of Default has occurred and is continuing, the purchase by Holdco of fractional shares arising out of stock dividends, splits or combinations or business combinations;

(9) dividends, distributions or advances to the Parent to pay the fees required to maintain its corporate existence and to pay for general corporate and overhead expenses (including salaries and other compensation of employees who perform services for both the Parent and Holdco) incurred by the Parent in the ordinary course of its business not to exceed $1.0 million in any twelve-month period;

(10) dividends, distributions or advances to the Parent to be used by the Parent to pay federal, state and local taxes payable by the Parent and attributable to (or arising as a result of) the operations of Holdco and its Subsidiaries; provided, however, that the amount of such dividends will not exceed the amount that Holdco and its Subsidiaries would be required to pay in respect of such federal, state or local taxes were Holdco to pay such taxes as a stand-alone taxpayer;

(11) any Restricted Payments made in connection with the Transactions; and

(12) so long as no Default or Event of Default has occurred and is continuing, other Restricted Payments in an aggregate amount since the date of the indenture not to exceed $20.0 million.

The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Holdco or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors, whose good faith determination will be conclusive and will be delivered to the trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $15.0 million. Not later than the date of making any Restricted Payment, Holdco will deliver to the trustee an officers’ certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any fairness opinion or appraisal required by the indenture.

Incurrence of Indebtedness and Issuance of Preferred Stock

Holdco will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and Holdco will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that Holdco and any Restricted Subsidiaries may incur Indebtedness (including Acquired Debt), Holdco may issue Disqualified Stock or any Restricted Subsidiary may issue preferred stock, if the Fixed Charge Coverage Ratio for Holdco’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or Disqualified Stock or preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by Holdco and/or any Restricted Subsidiary of additional Indebtedness and letters of credit under one or more Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Holdco and its Subsidiaries thereunder) not to exceed $415.0 million less the sum of all permanent principal payments with respect to such Indebtedness pursuant to clause (1) of the covenant described under “— Repurchase at the Option of Holders — Asset Sales;”

(2) the incurrence by Holdco and its Restricted Subsidiaries of the Existing Indebtedness;

(3) the incurrence by Holdco of Indebtedness represented by (A) the notes (other than Additional Notes) issued and sold in this offering and to be issued on the date of the indenture and the Exchange Notes to be issued pursuant to the registration rights agreement and (B) Additional Notes issued on or prior to December 15, 2011 in payment of accrued interest and Additional Interest and any Exchange Notes issued in exchange therefor;

(4) the incurrence by Holdco or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of Holdco or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed $10.0 million at any time outstanding;

(5) the incurrence by Holdco or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clause (2), (3) or (5) of this paragraph;

(6) the incurrence by Holdco or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Holdco and any of its Restricted Subsidiaries; provided, however, that:

(a) if Holdco or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of Holdco, or the Subsidiary Guarantee, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Holdco or a Restricted Subsidiary of Holdco and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Holdco or a Restricted Subsidiary of Holdco will be deemed, in each case, to constitute an incurrence of such Indebtedness by Holdco or such Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the issuance by any of Holdco’s Restricted Subsidiaries to Holdco or any of its Restricted Subsidiaries of shares of preferred stock, provided that (i) any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than Holdco or a Restricted Subsidiary of Holdco and (ii) any sale or other transfer of any such preferred stock to a Person that is not either Holdco or a Restricted Subsidiary of Holdco will be deemed, in each case, to constitute an issuance of preferred stock by Holdco or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (7);

(8) the incurrence by Holdco or any of its Subsidiaries of Hedging Obligations;

(9) the guarantee by Holdco or any of its Restricted Subsidiaries of Indebtedness of Holdco or any of its Restricted Subsidiaries that was permitted to be incurred by another provision of this covenant;

(10) the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in the Fixed Charges of Holdco as accrued;

(11) the incurrence by Holdco’s Unrestricted Subsidiaries of Non-Recourse Debt, provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event will be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of Holdco that was not permitted by this clause (11);

(12) the incurrence by Holdco or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance and surety bonds in the ordinary course of business;

(13) the incurrence by Holdco or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

(14) the incurrence by Foreign Subsidiaries of Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, defease, renew, extend, refinance or replace any Indebtedness incurred pursuant to this clause (14), not to exceed $15.0 million; and

(15) the incurrence by Holdco or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (15), not to exceed $50.0 million.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of Indebtedness (including Acquired Debt) meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (15) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Holdco will be permitted to divide and classify (or later classify or reclassify) in whole or in part in its sole discretion such item of Indebtedness in any manner that complies with this covenant; provided that Indebtedness under the Credit Agreement outstanding on the date of the indenture will initially be deemed to have been incurred in reliance on the exception provided by clause (1) of the second paragraph of this covenant.

Liens

Holdco will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) securing Indebtedness, Attributable Debt or trade payables of Holdco or any Guarantor upon any property or assets, now owned or hereafter acquired, of Holdco or any of its Restricted Subsidiaries unless all payments due under the indenture and the notes are secured on an equal and ratable basis (or on a senior basis to, in the case of obligations subordinated in right of payment to the notes) with the obligations so secured until such time as such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

Holdco will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to Holdco or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to Holdco or any of its Restricted Subsidiaries;

(2) make loans or advances to Holdco or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to Holdco or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, restructurings, replacements or refinancings of those agreements, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, restructurings, replacements or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

(2) the indenture, the notes and the Subsidiary Guarantees;

(3) applicable law, rule, regulation or order;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by Holdco or any of its Restricted Subsidiaries as in effect at the time of such acquisition or assumed by Holdco or any of its Restricted Subsidiaries in connection with an acquisition of all or substantially all of the assets of a Person (except to the extent such Indebtedness or Capital Stock was incurred or assumed in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5) contractual encumbrances or restrictions contained in other Indebtedness of Holdco or any Restricted Subsidiary permitted to be incurred pursuant to an agreement entered into subsequent to the date of the indenture in accordance with the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; provided that the provisions relating to such encumbrance or restriction contained in such Indebtedness are no less favorable to Holdco, taken as a whole, as determined by the Board of Directors of Holdco in good faith than the provisions contained in the Credit Agreement and in the indenture governing the 2013 Senior Subordinated Notes, in each case, as in effect on the date of the indenture;

(6) customary non-assignment provisions in leases, licenses or similar contracts entered into in the ordinary course of business and consistent with past practices;

(7) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations permitted under the indenture that impose restrictions of the nature described in clause (3) of the preceding paragraph on the property purchased or leased;

(8) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(9) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(10) Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption “— Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(11) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business;

(12) any such encumbrance or restriction with respect to a Foreign Subsidiary pursuant to an agreement governing Indebtedness incurred by such Foreign Subsidiary that was permitted by the terms of the indenture to be incurred; and

(13) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Merger, Consolidation or Sale of Assets

Holdco may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Holdco is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Holdco and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

(1) either: (a) Holdco is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Holdco) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than Holdco) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of Holdco under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3) immediately after such transaction no Default or Event of Default exists; and

(4) Holdco or the Person formed by or surviving any such consolidation or merger (if other than Holdco), or to which such sale, assignment, transfer, conveyance or other disposition has been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, either (a) would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of

Indebtedness and Issuance of Preferred Stock” or (b) would have a Fixed Charge Coverage Ratio greater than the Fixed Charge Coverage Ratio of Holdco immediately prior to such transaction.

In addition, Holdco may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person.

Notwithstanding the foregoing:

(A) Holdco may merge with an Affiliate incorporated solely for the purpose of reincorporating Holdco in another jurisdiction; and

(B) any Restricted Subsidiary of Holdco may consolidate with, merge into or transfer all or part of its properties and assets to Holdco or to a Subsidiary that is a Guarantor.

Transactions with Affiliates

Holdco will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to Holdco or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Holdco or such Restricted Subsidiary with an unrelated Person; and

(2) Holdco delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of the Board of Directors set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, a written opinion from independent investment banking, accounting or appraisal firm of nationally recognized standing to the effect that such Affiliate Transaction is fair, from a financial standpoint, to Holdco and its Restricted Subsidiaries or not materially less favorable to Holdco and its Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm’s-length transaction with a Person who was not an Affiliate.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment agreements or arrangements, employee benefit plan or arrangements, officer and director indemnification agreements or arrangements or other similar agreements or arrangements entered into by Holdco or any of its Restricted Subsidiaries in the ordinary course of business;

(2) transactions between or among Holdco and/or its Restricted Subsidiaries;

(3) transactions with a Person that is an Affiliate of Holdco solely because Holdco owns an Equity Interest in, or controls, such Person;

(4) payment of reasonable directors fees and indemnity provided on behalf of officers, directors or employees of Holdco or any of its Restricted Subsidiaries;

(5) any issuance or sale of Equity Interests (other than Disqualified Stock) to Affiliates of Holdco;

(6) Restricted Payments that are permitted by the provisions of the indenture described above under the caption “— Restricted Payments;”

(7) transactions between Holdco and any Person, a director of which is also a director of Holdco; provided, however, that such director abstains from voting as a director of Holdco on any matter involving such other Person; and

(8) amounts payable to TC Group, L.L.C. pursuant to the management agreement, as in effect on June 20, 2003 and on the terms described in this prospectus, between Holdco and TC Group, L.L.C. or pursuant to any amendment, restatement or replacement thereof to the extent that the terms of any such amendment, restatement or replacement are not, taken as a whole, disadvantageous to the holders of the notes in any material respect, provided that any payments pursuant to this clause (8) in excess of $2.0 million per year, plus reasonable out-of-pocket expenses incurred by TC Group, L.L.C. in connection with its performance of management or other services under such management agreement, shall be subject to the first paragraph of this covenant.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default; provided that in no event will any business currently operated by Holdco’s Subsidiaries on the date of the indenture be transferred to or held by an Unrestricted Subsidiary. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by Holdco and its Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “— Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by Holdco. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

Subsidiary Guarantees

Holdco will cause each Restricted Subsidiary that Guarantees any Indebtedness of Holdco or any Guarantor to execute and deliver to the trustee a supplemental indenture pursuant to which such Restricted Subsidiary will Guarantee payment of the notes; provided that, if such Indebtedness is by its terms subordinated in right of payment to the notes, any such Guarantee of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated to such Guarantor’s Subsidiary Guarantee substantially to the same extent as such Indebtedness is subordinated to the notes. Each Subsidiary Guarantee will be limited to an amount not to exceed the maximum amount that can be Guaranteed by that Restricted Subsidiary without rendering the Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

A Subsidiary Guarantee of a Guarantor will be automatically released upon:

(1) (a) the sale, disposition or other transfer (including through merger or consolidation) of (x) the Capital Stock of such Guarantor following which such Guarantor is no longer a Subsidiary of Holdco or (y) all or substantially all the assets of the applicable Guarantor, in each case, to a Person that is not a Subsidiary of Holdco if such sale, disposition or other transfer is made in compliance with the indenture;

(b) the release or discharge of the Guarantee by such Restricted Subsidiary of Indebtedness of Holdco or such other Guarantor which resulted in the obligation to Guarantee the notes;

(2) the designation by Holdco of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; and

(3) the discharge of the notes in accordance with the legal defeasance provisions of the indenture.

Business Activities

Holdco will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Holdco and its Subsidiaries taken as a whole.

Payments for Consent

Holdco will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all Holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the Commission, so long as any notes are outstanding, Holdco will furnish to the trustee for mailing to the Holders of notes at the expense of Holdco, within the time periods specified in the Commission’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if Holdco were required to file such forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by Holdco’s certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if Holdco were required to file such reports.

If Holdco has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of Holdco and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of Holdco.

In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, whether or not required by the Commission, Holdco will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to prospective investors upon request. In addition, Holdco has agreed that it will furnish to the Holders and to prospective investors, upon the request of such Holders or the prospective investors, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the notes are not freely transferable under the Securities Act.

Notwithstanding the foregoing, prior to the consummation of the exchange offer contemplated by the registration rights agreement and for so long as the 2013 Senior Subordinated Notes are outstanding, the obligations of Holdco set forth in this covenant will be deemed satisfied if (a) UCI complies with the covenant entitled “Reports” in the indenture governing the 2013 Senior Subordinated Notes and (b) Holdco furnishes to the trustee for mailing to the Holders of notes, within the time periods specified in the Commission’s rules and regulations, all quarterly and annual financial statements that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if Holdco were required to file such forms and, with respect to the annual financial statements only, a report on the annual financial statements by Holdco’s certified public accountants.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on, or Additional Interest with respect to, the notes;

(2) default in the payment when due of the principal of, or premium, if any, on the notes;

(3) failure by Holdco or any of its Restricted Subsidiaries to comply with the provisions described under the captions “— Certain Covenants — Merger, Consolidation or Sale of Assets,” “— Repurchase at the Option of Holders — Asset Sales” and “— Repurchase at the Option of Holders — Change of Control;”

(4) failure by Holdco or any of its Restricted Subsidiaries for 30 days after notice to comply with the provisions described under the captions “— Certain Covenants — Restricted Payments” or “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock;”

(5) failure by Holdco or any of its Restricted Subsidiaries for 60 days after notice to comply with any of the other agreements in the indenture;

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Holdco or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Holdco or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its Stated Maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25.0 million or more;

(7) failure by Holdco or any of its Subsidiaries to pay final judgments aggregating in excess of $25.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(8) except as permitted by the indenture, any Subsidiary Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Subsidiary Guarantee; and

(9) certain events of bankruptcy or insolvency described in the indenture with respect to Holdco or any of its Significant Subsidiaries or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Holdco, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the Holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

However, a Default under clause (4) or (5) above will not constitute an Event of Default until the trustee or the Holders of 25% in principal amount of the outstanding notes notify Holdco of the Default and Holdco does not cure such Default within the time specified after receipt of such notice.

Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from Holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except with respect to a Default or Event of Default relating to the payment of principal of, or interest or premium or Additional Interest, if any, on, the notes.

The Holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may, on behalf of the Holders of all of the notes, waive any existing Default or Event of Default and its consequences under the indenture, except a continuing Default or Event of Default in the payment of principal of, or interest or premium or Additional Interest, if any, on the notes; provided, however, that the Holders of a majority in aggregate principal amount of the then outstanding notes may rescind an acceleration and its consequences, if the rescission would not conflict with any judgment and decree or if all existing Events of Default have been cured or waived.

In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of Holdco with the intention of avoiding payment of the premium that Holdco would have had to pay if Holdco then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to December 15, 2007 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of Holdco with the intention of avoiding the prohibition on redemption of the notes prior to that date, then the premium specified in the indenture with respect to the first year that the notes may be redeemed at Holdco’s option will also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

Holdco is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Holdco is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of Holdco or any Guarantor, as such, will have any liability for any obligations of Holdco or the Guarantors under the notes, the indenture or the Subsidiary Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Governing Law

The Indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Legal Defeasance and Covenant Defeasance

Holdco may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:

(1) the rights of Holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Additional Interest, if any, on such notes when such payments are due from the trust referred to below;

(2) Holdco’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, replacing mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and Holdco’s and the Guarantors’ obligations in connection therewith; and

(4) the Legal Defeasance provisions of the indenture.

In addition, Holdco may, at its option and at any time, elect to have the obligations of Holdco and the Guarantors released with respect to certain covenants (including its obligations to make Change of Control Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “— Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

If Holdco exercises its Legal Defeasance option or its Covenant Defeasance option, each Guarantor will be released from all of its obligations with respect to the Subsidiary Guarantees.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) Holdco must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. dollars, non-callable Government Securities or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank or firm of independent public accountants, to pay the principal of, or interest and premium and Additional Interest, if any, on the outstanding notes on the Stated Maturity or on the applicable redemption date, as the case may be, and Holdco must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, Holdco has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that:

(a) Holdco has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b) since the date of the indenture, there has been a change in the applicable federal income tax law;

in either case to the effect that, and based thereon such opinion of counsel will confirm that, the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, Holdco has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which Holdco or any of its Subsidiaries is a party or by which Holdco or any of its Subsidiaries is bound;

(6) Holdco must deliver to the trustee an opinion of counsel to the effect that, assuming, among other things, no intervening bankruptcy of Holdco between the date of deposit and the 91st day following the deposit and assuming that no Holder is an “insider” of Holdco under applicable bankruptcy law, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(7) Holdco must deliver to the trustee an officers’ certificate stating that the deposit was not made by Holdco with the intent of preferring the Holders of notes over the other creditors of Holdco with the intent of defeating, hindering, delaying or defrauding creditors of Holdco or others; and

(8) Holdco must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to Legal Defeasance or Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next three succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each Holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting Holder):

(1) reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “— Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium or Additional Interest, if any, on the notes (except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in currency other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of Holders of notes to receive payments of principal of, or interest or premium or Additional Interest, if any, on the notes;

(7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “— Repurchase at the Option of Holders”);

(8) release any Guarantor from any of its obligations under its Subsidiary Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any Holder of notes, Holdco, the Guarantors and the trustee may amend or supplement the indenture or the notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of Holdco’s obligations to Holders of notes in the case of a merger or consolidation or sale of all or substantially all of Holdco’s assets;

(4) to make any change that would provide any additional rights or benefits to the Holders of notes or that does not adversely affect the legal rights under the indenture of any such Holder;

(5) to comply with the rules of any applicable securities depository;

(6) to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(7) to comply with the covenant relating to mergers, consolidations and sales of assets;

(8) to add Guarantees with respect to the notes or to secure the notes;

(9) to add to the covenants of Holdco or any Guarantor for the benefit of the Holders of the notes or surrender any right or power conferred upon Holdco or any Guarantor; or

(10) to evidence and provide for the acceptance and appointment under the indenture of a successor trustee pursuant to the requirements thereof.

The consent of the Holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the indenture becomes effective, Holdco is to mail to Holders of the notes a notice briefly describing such amendment. However, the failure to give such notice to all Holders of the notes, or any defect therein, will not impair or affect the validity of the amendment.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to Holdco, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable or will become due and payable within one year by reason of the mailing of a notice of redemption or otherwise and Holdco or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation of principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Holdco or any Guarantor is a party or by which Holdco or any Guarantor is bound;

(3) Holdco or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4) Holdco has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, Holdco must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of Holdco or any Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The Holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Holder of notes, unless such Holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Interest” means amounts payable under the Registration Rights Agreement as described under the heading “— Registration Rights; Additional Interest.”

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Applicable LIBOR Rate” means for each interest period with respect to the notes, the rate determined by Holdco (notice of such rate to be sent to the trustee under the indenture for the notes on the date of determination thereof) equal to the greater of (a) 1.250% or (b) the applicable British Bankers’ Association LIBOR rate for deposits in U.S. dollars for a period of three months as reported by any generally recognized financial information service as of 11:00 a.m. (London time) two business days prior to the first day of such interest period; provided, that, if no such British Bankers’ Association LIBOR rate is available to Holdco, the Applicable LIBOR Rate for the relevant interest period shall instead be the rate at which Lehman Brothers Inc. or one of its affiliate banks offers to place deposits in U.S. dollars with first-class banks in the London interbank market for a period of three months as of approximately 11:00 a.m. (London time) two business days prior to the first day of such interest period, in amounts equal to $1.0 million.

“Applicable Spread” means 700 basis points initially, increasing by 50 basis points commencing on (and including) December 15, 2007 and further increasing by 50 basis points commencing on (and including) December 15, 2008.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, conveyance or other disposition of all or substantially all of the assets of Holdco and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control” and/or the provisions described above under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests in any of Holdco’s Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries.

Notwithstanding the preceding, the following items will not be deemed to be Asset Sales:

(1) any single transaction or series of related transactions that involves assets having a fair market value of less than $2.0 million;

(2) a transfer of assets between or among Holdco and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary to Holdco or to another Restricted Subsidiary;

(4) the sale or lease of products, services, equipment, inventory, accounts receivable or other assets in the ordinary course of business or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

(5) the sale or other disposition of cash or Cash Equivalents;

(6) the license of patents, trademarks, copyrights and know-how to third Persons in the ordinary course of business;

(7) the creation of Liens; and

(8) a Restricted Payment that does not violate or Permitted Investment that is permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments.”

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have correlative meanings.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by law to close.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:

(1) United States dollars and any other currency that is convertible into United States dollars without legal restrictions and which is utilized by Holdco or any of its Restricted Subsidiaries in the ordinary course of its business;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than one year from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having one of the two highest ratings obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within one year after the date of acquisition; and

(6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) prior to the occurrence of the first public offering of common stock of Holdco, the Permitted Holders cease to be the Beneficial Owners, directly or indirectly, of a majority of the Voting Stock of Holdco, measured by voting power rather than number of shares, whether as a result of issuance of securities of Holdco, any merger, consolidation, liquidation or dissolution of Holdco, any direct or indirect transfer of securities by the Permitted Holders or otherwise;

(2) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Holdco and its Restricted Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than a Permitted Holder or a Related Party of a Permitted Holder;

(3) the adoption of a plan relating to the liquidation or dissolution of Holdco;

(4) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than the Permitted Holders and their Related Parties, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Holdco, measured by voting power rather than number of shares;

(5) the first day on which a majority of the members of the Board of Directors of Holdco are not Continuing Directors; or

(6) Holdco consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, Holdco, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Holdco or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where (A) the surviving transferee Person is controlled by the Permitted Holders or (B) the Voting Stock of Holdco outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance).

“Commission” means the Securities Exchange Commission.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings), and net of the effect of all payments made or received pursuant to Hedging Obligations, to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(4) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(5) unrealized non-cash losses resulting from foreign currency balance sheet adjustments required by GAAP to the extent such losses were deducted in computing such Consolidated Net Income; plus

(6) without duplication, for periods prior to the date of the indenture, all items added back to “EBITDA” for purposes of calculating “Adjusted EBITDA” in footnote (5) under “Offering Memorandum Summary — Summary Historical and Pro Forma Financial Information” in the Offering Memorandum for the notes, dated December 15, 2006 plus

(7) all other extraordinary, unusual or non-recurring items of gain or loss, or revenue or expense; minus

(8) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income (or loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders (other than with respect to restrictions applicable to UCI and permitted by the covenant described above under the caption “— Certain Covenants — Dividend and Other Payment Restrictions Affecting Subsidiaries”);

(3) the cumulative effect of a change in accounting principles will be excluded; and

(4) any impairment loss of such Person or its Restricted Subsidiaries relating to goodwill or other non-amortizing intangible asset will be excluded.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Holdco who:

(1) was a member of such Board of Directors on the date of the indenture; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

“Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of May 25, 2006, among UCI, the lenders parties thereto, Lehman Brothers Inc. and J.P. Morgan Securities Inc., as joint lead arrangers, JPMorgan Chase Bank, as syndication agent, ABN AMRO Bank N.V., Bank of America, N.V., and General Electric Capital Corporation, as co-documentation agents, and Lehman Commercial Paper Inc., as administrative agent, providing for up to $330.0 million of term loan borrowings and $75.0 million of revolving credit borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) from time to time.

“Credit Facilities” means one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Holdco to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that

Holdco may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments.”

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale of Capital Stock (other than Disqualified Stock) made for cash on a primary basis by Holdco after the date of the indenture.

“Exchange Notes” means the notes issued in the Exchange Offer pursuant to the indenture.

“Exchange Offer” has the meaning set forth for such term in the registration rights agreement.

“Existing Indebtedness” means Indebtedness of Holdco and its Restricted Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the indenture, including without limitation the 2013 Senior Subordinated Notes, until such amounts are repaid.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any four-quarter reference period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the applicable period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of such period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, subsequent to the commencement of the applicable four-quarter reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of such period, including any Consolidated Cash Flow and any pro forma expense and cost reductions that have occurred or are reasonably expected to occur, in the reasonable judgment of the chief financial officer of the specified Person (regardless of whether those cost savings or operating improvements could then be reflected in pro forma financial statements in accordance with Regulation S-X promulgated under the Securities Act or any other regulation or policy of the Commission related thereto);

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during the applicable four-quarter reference period;

(5) any Person that is not a Restricted Subsidiary on such Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during the applicable four-quarter reference period; and

(6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire applicable four-quarter reference period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings), and net of the effect of all payments made or received pursuant to Hedging Obligations; plus

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Holdco (other than Disqualified Stock) or to Holdco or a Restricted Subsidiary of Holdco, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

“Foreign Cash Equivalents” means:

(1) certificates of deposit or bankers acceptances of, and bank deposits with, any bank organized under the laws of any country that is a member of the European Economic Community, whose short-term commercial paper rating from Standard & Poor’s Rating Services is at least A-1 or the equivalent thereof or from Moody’s Investors Service, Inc. is at least P-1 or the equivalent thereof, in each case with maturities of not more than six months from the date of acquisition;

(2) commercial paper maturing not more than one year from the date of creation thereof and, at the time of acquisition, having the highest rating obtainable from either Standard & Poor’s Rating Services or Moody’s Investors Service, Inc.; or

(3) shares of any money market mutual fund that has its assets invested continuously in the types of investments referred to in clauses (1) and (2) above.

“Foreign Subsidiary” means any Restricted Subsidiary of Holdco that was not formed under the laws of the United States or any state of the United States or the District of Columbia.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on June 20, 2003.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Guarantor” means any subsidiary of Holdco that executes a Subsidiary Guarantee in accordance with the provisions of the indenture and its successors and assigns.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person incurred in the normal course of business and consistent with past practices and not for speculative purposes under:

(1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements entered into with one or more financial institutions and designed to protect the Person or entity entering into the agreement against fluctuations in interest rates with respect to Indebtedness incurred and not for purposes of speculation;

(2) foreign exchange contracts and currency protection agreements entered into with one of more financial institutions and designed to protect the Person or entity entering into the agreement against fluctuations in currency exchange rates with respect to Indebtedness incurred and not for purposes of speculation;

(3) any commodity futures contract, commodity option or other similar agreement or arrangement designed to protect against fluctuations in the price of commodities used by such Person at the time; and

(4) other agreements or arrangements designed to protect such Person against fluctuations in interest rates or currency exchange rates.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property due more than six months after such property is acquired; or

(6) representing the loss value of any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

In addition, for the purpose of avoiding duplication in calculating the outstanding principal amount of Indebtedness for purposes of the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” Indebtedness arising solely by reason of the existence of a Lien to secure other Indebtedness permitted to be incurred under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” will not be considered incremental Indebtedness.

Indebtedness will not include the obligations of any Person (A) resulting from the endorsement of negotiable instruments for collection in the ordinary course of business, (B) under stand-by letters of credit to the extent collateralized by cash or Cash Equivalents and (C) resulting from representations, warranties, covenants and indemnities given by such Person that are reasonably customary for sellers or transferors in an accounts receivable securitization transaction.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Holdco or any Restricted Subsidiary of Holdco sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Holdco such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of Holdco, Holdco will be deemed to have made an Investment on the date of any such sale or disposition in an amount equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The acquisition by Holdco or any Restricted Subsidiary of Holdco of a Person that holds an Investment in a third Person will be deemed to be an Investment made by Holdco or such Restricted Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person on the date of any such acquisition in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.”

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain (or loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain (or loss), together with any related provision for taxes on such extraordinary gain (or loss).

“Net Proceeds” means the aggregate cash proceeds received by Holdco or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, recording fees, title transfer fees, appraiser fees, costs of preparation of assets for sale and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, other than Indebtedness of Holdco under a Credit Facility or any Indebtedness of UCI or any of its Restricted Subsidiaries (as defined in the indenture governing the 2013 Senior Subordinated Notes, as in effect on the date hereof), secured by a Lien on the asset or assets that were the subject of such Asset Sale, and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither Holdco nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise or (c) is the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the notes) of Holdco or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its stated maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock (other than stock of an Unrestricted Subsidiary pledged by Holdco or any of its Restricted Subsidiaries) or assets of Holdco or any of its Restricted Subsidiaries.

“Obligations” means any principal, premium and Additional Interest, if any, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization, whether or not a claim for post-filing interest is allowed in such proceeding), penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees, and other liabilities or amounts payable under the documentation governing any Indebtedness or in respect thereto.

“Parent” means any Person that is a direct or indirect parent of Holdco.

“Permitted Business” means the lines of business conducted by Holdco and its Restricted Subsidiaries on the date hereof and any business incidental or reasonably related thereto or which is a reasonable extension thereof as determined in good faith by the Board of Directors of Holdco and set forth in an officer’s certificate delivered to the trustee.

“Permitted Holders” means (1) TC Group L.L.C. (which operates under the trade name “The Carlyle Group”), a Delaware limited liability company, and its Related Parties and (2) Carlyle Partners III, L.P. and its Related Parties or any other investment fund controlled by TC Group L.L.C. For purposes of this definition, “control” shall have the meaning given such term in the definition of the term “Affiliate.”

“Permitted Investment” means:

(1) any Investment in Holdco or in a Restricted Subsidiary of Holdco;

(2) any Investment in Cash Equivalents or Foreign Cash Equivalents;

(3) any Investment by Holdco or any Subsidiary of Holdco in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of Holdco; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Holdco or a Restricted Subsidiary of Holdco;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales;”

(5) any Investment solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Holdco or made with the proceeds of a substantially concurrent sale of such Equity Interests (other than Disqualified Stock);

(6) any Investments received in compromise or resolution of obligations of (A) trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer or (B) litigation, arbitration or other disputes;

(7) Hedging Obligations permitted to be incurred under the “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant;

(8) repurchases of the notes;

(9) loans and advances to officers, directors and employees in an aggregate amount not to exceed $500,000 extended during any one fiscal year or $2.0 million outstanding at any time;

(10) Investments of any Person (other than Indebtedness of such Person) in existence at the time such Person becomes a Subsidiary of Holdco; provided such Investment was not made in connection with or anticipation of such Person becoming a Subsidiary of Holdco;

(11) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits;

(12) any Investment consisting of a guarantee permitted under “Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” above;

(13) Investments consisting of non-cash consideration received in the form of securities, notes or similar obligations in connection with dispositions of obsolete or worn out assets permitted pursuant to the indenture;

(14) advances, loans or extensions of credit to suppliers in the ordinary course of business by Holdco or any of its Restricted Subsidiaries;

(15) Investments in any Person to the extent such Investment existed on the date of the indenture and any Investment that replaces, refinances or refunds such an Investment, provided that the new Investment is in an amount that does not exceed that amount replaced, refinanced or refunded and is made in the same Person as the Investment replaced, refinanced or refunded;

(16) Investments (including debt obligations) received in connection with the bankruptcy or reorganization of suppliers and customers and in settlement of delinquent obligations of, and other disputes with, customers and suppliers arising in the ordinary course of business; and

(17) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (17) since the date of the indenture that remain outstanding, not to exceed $25.0 million.

“Permitted Liens” means:

(1) Liens on assets of Holdco or any of its Restricted Subsidiaries securing Indebtedness and other Obligations incurred pursuant to either clause (1) or (15) of the second paragraph of, or Credit Facilities of Restricted Subsidiaries of Holdco guaranteed by Holdco and otherwise permitted by, the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” and/or securing Hedging Obligations related thereto;

(2) Liens in favor of Holdco or the Guarantors;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with Holdco or any Subsidiary of Holdco; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Holdco or the Subsidiary;

(4) Liens on property existing at the time of acquisition of the property by Holdco or any Restricted Subsidiary of Holdco, provided that such Liens were in existence prior to the contemplation of such acquisition;

(5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with or financed by such Indebtedness;

(7) Liens existing on the date of the indenture;

(8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9) Liens on assets of Unrestricted Subsidiaries that secure Non-Recourse Debt of Unrestricted Subsidiaries;

(10) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(11) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(12) Liens created for the benefit of (or to secure) the notes (or Guarantees of the notes);

(13) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(A) the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(B) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, committed amount, of the Permitted Referencing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such refinancings, refunding, extension, renewal or replacement;

(14) Liens arising from Uniform Commercial Code financing statement filings by lessors regarding operating leases entered into by such lessors and Holdco and its Restricted Subsidiaries in the ordinary course of business;

(15) Liens on assets of Foreign Subsidiaries; provided, however, that such liens only secure Indebtedness permitted by clause (14) of the second paragraph of the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(16) Liens incurred in the ordinary course of business of Holdco or any Subsidiary of Holdco with respect to obligations that do not exceed $5.0 million at any one time outstanding.

“Permitted Refinancing Indebtedness” means any Indebtedness of Holdco or any of its Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Holdco or any of its Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the notes on terms at least as favorable to the Holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4) such Indebtedness is incurred either by Holdco or by the Subsidiary that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Related Party” means:

(1) any controlling stockholder, 80% (or more) owned Subsidiary, or immediate family member (in the case of an individual) of any Permitted Holder; or

(2) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of any one or more Permitted Holders and/or such other Persons referred to in the immediately preceding clause (1).

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation was in effect on June 20, 2003.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

“Subsidiary Guarantee” means any Guarantee by a Guarantor of Holdco’s payment Obligations under the indenture and the notes, executed pursuant to the provisions of the indenture.

“2013 Senior Subordinated Notes” means the $230.0 million aggregate principal amount of 9 3/8% Senior Subordinated Notes due 2013 issued by UCI.

“Transactions” shall have the meaning specified in this prospectus.

“UCI” means United Components, Inc.

“Unrestricted Subsidiary” means any Subsidiary of Holdco (other than the Subsidiaries of Holdco on the date of the indenture or any successor to any of them) that is designated by the Board of Directors as an

Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) is not party to any agreement, contract, arrangement or understanding with Holdco or any Restricted Subsidiary of Holdco unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Holdco or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Holdco;

(3) is a Person with respect to which neither Holdco nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Holdco or any of its Restricted Subsidiaries.

Any designation of a Subsidiary of Holdco as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the resolution of the Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Holdco as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” Holdco will be in default of such covenant. The Board of Directors of Holdco may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Holdco of any outstanding

Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

BOOK ENTRY; DELIVERY AND FORM

The exchange notes will be issued in the form of one or more fully registered notes in global form (“Global Notes”). Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with the Depository Trust Company (“participants”) or persons who hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository Trust Company its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

So long as the Depository Trust Company, or its nominee, is the registered owner or holder of a Global Note, the Depository Trust Company or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Note for all purposes under the indenture and the exchange notes. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with the Depository Trust Company’s applicable procedures, in addition to those provided for under the indenture.

Payments of the principal of, and interest on, a Global Note will be made to the Depository Trust Company or its nominee, as the case may be, as the registered owner thereof. None of Holdco, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the Depository Trust Company or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of the Depository Trust Company or its nominee. We also expect that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in the Depository Trust Company will be effected in the ordinary way in accordance with the Depository Trust Company rules and will be settled in same-day funds.

We expect that the Depository Trust Company will take any action permitted to be taken by a holder of exchange notes (including the presentation of exchange notes for exchange as described below) only at the direction of one or more participants to whose account the Depository Trust Company interests in a Global Note is credited and only in respect of such portion of the aggregate principal amount of exchange notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the notes, the Depository Trust Company will exchange the applicable Global Note for Certificated Notes, which it will distribute to its participants.

We understand that: the Depository Trust Company is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depository Trust Company was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Indirect access to the Depository Trust Company system is available to others such as banks, brokers, dealers and trust companies and certain other organizations that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Although the Depository Trust Company is expected to follow the foregoing procedures in order to facilitate transfers of interests in a Global Note among participants of the Depository Trust Company, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither Holdco nor the Trustee will have any responsibility for the performance by the Depository Trust Company or its respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

If the Depository Trust Company is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by Holdco within 90 days, we will issue Certificated Notes in exchange for the Global Notes. Holders of an interest in a Global Note may receive Certificated Notes in accordance with the Depository Trust Company’s rules and procedures in addition to those provided for under the indenture.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following summary describes the material U.S. federal income tax consequences of the exchange of outstanding private notes for the exchange notes pursuant to this exchange offer.

This summary does not discuss all of the aspects of U.S. federal income taxation which may be relevant to investors in light of their particular circumstances. In addition, this summary does not discuss any U.S. state or local income or foreign income or other tax consequences. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, rulings and judicial decisions, all as in effect as of the date of this prospectus and all of which are subject to change or differing interpretation, possibly with retroactive effect. We have not requested, and do not plan to request, any rulings from the Internal Revenue Service concerning the tax consequences of the exchange of the outstanding notes for the exchange notes or the ownership or disposition of the exchange notes. The statements set forth below are not binding on the Internal Revenue Service or on any court. Thus, we can provide no assurance that the statements set forth below will not be challenged by the Internal Revenue Service, or that they would be sustained by a court if they were so challenged.

The discussion below deals only with notes held as capital assets within the meaning of the Code, and does not address holders of the notes that may be subject to special rules. Holders that may be subject to special rules include:

•	some U.S. expatriates;

•	banks, thrifts or other financial institutions;

•	regulated investment companies or real estate investment trusts;

•	insurance companies;

•	tax-exempt entities;

•	S Corporations;

•	broker-dealers or dealers in securities or currencies;

•	traders in securities;

•	holders whose functional currency is not the U.S. dollar;

•	persons that hold the notes as part of a straddle, hedge, conversion or other risk reduction or constructive sale transaction; and

•	persons subject to the alternative minimum tax provisions of the Code.

If a partnership or other entity taxable as a partnership holds the notes, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Such partner should consult its tax advisor as to the tax consequences of the partnership owning and disposing of the notes.

You should consult your own tax advisor regarding the particular U.S. federal, state and local and foreign income and other tax consequences of exchanging the outstanding notes for the exchange notes.

The Exchange

The exchange of the outstanding notes for the exchange notes in the exchange offer will not be treated as an “exchange” for U.S. federal income tax purposes. Accordingly, the exchange of outstanding notes for exchange notes will not be a taxable event to holders for federal income tax purposes. Moreover, the exchange notes will have the same tax attributes as the outstanding notes and the same tax consequences to holders as the outstanding notes have to holders, including without limitation, the same issue price, adjusted issue price, adjusted tax basis and holding period.

PLAN OF DISTRIBUTION

Until 90 days after the date of this prospectus, all dealers effecting transactions in the exchange notes, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Each broker-dealer that receives exchange notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for private notes where such private notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business one year after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until February 8, 2008, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by brokers-dealers. Exchange notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Act.

For a period of one year after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. We have agreed to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for the holder of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Act.

VALIDITY OF THE SECURITIES

The validity of the exchange notes will be passed upon for us by Latham & Watkins LLP, Washington, DC.

EXPERTS

The consolidated financial statements of UCI Holdco, Inc. and its subsidiaries included in this prospectus and elsewhere in the registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

The consolidated financial statements of ACAS Acquisition (ASC), Inc. and Subsidiaries as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young, LLP, independent auditors as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission or the “SEC,” a registration statement on Form S-4, the “exchange offer registration statement,” which term shall encompass all amendments, exhibits, annexes and schedules thereto, pursuant to the Securities Act of 1933, as amended, and the rules and regulations thereunder, which we refer to collectively as the “Securities Act,” covering the exchange notes being offered. This prospectus does not contain all the information contained in the registration statement, including its exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about us and the exchange offer. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement because those statements are qualified in all respects by reference to those exhibits. The registration statement, including exhibits and schedules, is on file at the offices of the SEC and may be inspected without charge.

Following the exchange offer, we have agreed that, whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, we will furnish to the trustee and the holders of notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K, if we were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes our financial condition and results of operations and our consolidated subsidiaries and, with respect to the annual statements only, a report thereon by our independent auditor and (ii) all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports. In addition, whether or not required by the rules and regulations of the SEC, we will file a copy of all such information and reports with the SEC for public availability (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, we have agreed that, for so long as any notes remain outstanding, we will furnish to the holders and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the notes are not freely transferable under the Securities Act.

Upon effectiveness of the registration statement of which this prospectus is a part, we will become subject to the periodic reporting and to the informational requirements of the Exchange Act and will file information with the SEC, including annual, quarterly and special reports. You may read and copy any document we file with the SEC, including the registration statement of which this prospectus is a part, at the SEC’s public reference room at the following address:

Public Reference Room
100 F. Street, N.E.
Room 1580
Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference rooms. Our SEC filings, including the registration statement of which this prospectus is a part, are also available at the SEC’s web site at http://www.sec.gov.

You can obtain a copy of any of our filings, at no cost, by writing to or telephoning us at the following address:

UCI Holdco, Inc.
14601 Highway 41 North
Evansville, Indiana 47725
(812) 867-4156

To ensure timely delivery, please make your request as soon as practicable and, in any event, no later than five business days prior to the expiration of the exchange offer.

You may also obtain copies of these filings, at no cost, by accessing our website at http://www.ucinc.com; however, the information found on our website is not considered part of this prospectus.

UCI Holdco, Inc.

Condensed Consolidated Balance Sheets (unaudited)

	June 30,	December 31,
	2007	2006
	(In thousands)

ASSETS
Current assets
Cash and cash equivalents	$4,788	$31,523
Accounts receivable, net	277,222	228,996
Inventories, net	149,725	158,024
Deferred tax assets	31,406	34,365
Other current assets	26,035	29,389

Total current assets	489,176	482,297
Property, plant and equipment, net	164,868	164,621
Goodwill	241,461	239,835
Other intangible assets, net	88,047	95,354
Deferred financing costs, net	6,550	7,615
Pension and other assets	9,714	9,267
Assets held for sale	1,600	6,077

Total assets	$1,001,416	$1,005,066

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$103,635	$93,047
Short-term borrowings	12,762	8,657
Current maturities of long-term debt	593	462
Accrued expenses and other current liabilities	99,585	99,934

Total current liabilities	216,575	202,100
Long-term debt, less current maturities	694,313	718,302
Pension and other postretirement liabilities	38,609	40,430
Deferred tax liabilities	17,895	17,350
Minority interest	3,260	3,738
Other long-term liabilities	4,459	3,845

Total liabilities	975,111	985,765
Contingencies — Note N
Shareholders’ equity
Common stock	28	27
Additional paid in capital	277,000	273,722
Retained earnings (deficit)	(247,813)	(251,914)
Accumulated other comprehensive income (loss)	(2,910)	(2,534)

Total shareholders’ equity	26,305	19,301

Total liabilities and shareholders’ equity	$1,001,416	$1,005,066

The accompanying notes are an integral part of these statements.

UCI Holdco, Inc.

Condensed Consolidated Income Statements (unaudited)

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2007	2006	2007	2006
	(In thousands)

Net sales	$259,569	$230,482	$498,417	$445,073
Cost of sales	200,190	183,670	389,481	353,148

Gross profit	59,379	46,812	108,936	91,925
Operating (expense) income
Selling and warehousing	(14,903)	(14,966)	(30,955)	(30,455)
General and administrative	(11,935)	(9,729)	(26,232)	(21,534)
Amortization of acquired intangible assets	(1,831)	(1,745)	(3,609)	(2,929)
Costs of integration of water pump operations and resulting asset impairment losses (Note C)	256	(4,600)	(474)	(4,600)
Costs of closing facilities and consolidating operations and gain from sale of assets (Note E)	(101)	(4,069)	1,546	(5,462)
Trademark impairment loss (Note F)	(3,600)	—	(3,600)	—

Operating income	27,265	11,703	45,612	26,945
Other (expense) income
Interest expense, net	(18,186)	(10,635)	(36,513)	(19,939)
Write-off of deferred financing costs (Note M)	—	(2,625)	—	(2,625)
Management fee expense	(500)	(500)	(1,000)	(1,000)
Miscellaneous, net	(754)	9	(1,055)	(55)

Income (loss) before income taxes	7,825	(2,048)	7,044	3,326
Income tax (expense) benefit	(3,001)	633	(2,606)	(1,363)

Net income (loss) from continuing operations	4,824	(1,415)	4,438	1,963

Discontinued operations (Note D)
Net income from discontinued operations, net of tax	—	566	—	1,941
Loss on sale of discontinued operations, net of tax	—	(18,272)	—	(18,272)

	—	(17,706)	—	(16,331)

Net income (loss)	$4,824	$(19,121)	$4,438	$(14,368)

The accompanying notes are an integral part of these statements.

UCI Holdco, Inc.

Condensed Consolidated Statements of Cash Flows (unaudited)

	Six Months
	Ended June 30,
	2007	2006
	(In thousands)

Cash flows from operating activities of continuing operations
Net income (loss)	$4,438	$(14,368)
Less:
Net income from discontinued operations, net of tax	—	1,941
Loss on sale of discontinued operations, net of tax	—	(18,272)

Net income from continuing operations	4,438	1,963
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of other intangible assets	18,128	16,536
Amortization of deferred financing costs and debt discount	1,969	962
Non-cash interest expense on Holdco Notes	14,497	—
Deferred income taxes	937	(4,115)
Gain on sale of Mexican land and building	(1,764)	—
Non-cash write off of deferred financing costs	—	2,625
Non-cash asset write-downs described in Notes C and E	—	5,752
Non-cash trademark impairment loss described in Note F	3,600	—
Other non-cash, net	2,235	2,180
Changes in operating assets and liabilities
Accounts receivable	(48,226)	(17,400)
Inventories	8,299	885
Other current assets	3,575	626
Accounts payable	10,588	(2,663)
Accrued expenses and other current liabilities	(105)	2,403
Other assets	(87)	(1,534)
Other long-term liabilities	(1,919)	1,351

Net cash provided by operating activities of continuing operations	16,165	9,571

Cash flows from investing activities of continuing operations
Proceeds from sale of Mexican land and building (Note E)	6,685	—
Acquisition of ASC Industries, Inc., net of cash acquired	—	(121,002)
Proceeds from sale of discontinued operations, net of transaction costs and cash sold	—	36,300
Capital expenditures	(14,706)	(10,285)
Proceeds from sale of other property, plant and equipment	776	1,397

Net cash used in investing activities of continuing operations	(7,245)	(93,590)

Cash flows from financing activities of continuing operations
Issuances of debt	11,790	113,000
Debt repayments	(47,985)	(277)
Proceeds from exercise of stock options	568	—
Financing fees	—	(3,636)
Shareholders’ equity contributions	—	8,600

Net cash (used in) provided by financing activities of continuing operations	(35,627)	117,687

Discontinued operations
Net cash used in operating activities of discontinued operations	—	(939)
Net cash used in investing activities of discontinued operations	—	(2,123)
Effect of currency exchange rate change on cash of discontinued operations	—	134
Effect of currency exchange rate changes on cash	(28)	44

Net (decrease) increase in cash and cash equivalents	(26,735)	30,784
Cash and cash equivalents at beginning of year	31,523	26,182
Less cash and cash equivalents of discontinued operations at end of period	—	2,318

Cash and cash equivalents of continuing operations at end of period	$4,788	$54,648

The accompanying notes are an integral part of these statements.

UCI Holdco, Inc.

Condensed Consolidated Statements of Changes in Shareholders’ Equity (unaudited)

				Accumulated
		Additional	Retained	Other	Total
	Common	Paid In	Earnings	Comprehensive	Shareholders’	Comprehensive
	Stock	Capital	(Deficit)	Income (Loss)	Equity	Income (Loss)
	(In thousands)

Balance at January 1, 2006	$26	$263,610	$17,546	$(836)	$280,346
Additions to paid in capital	1	8,599			8,600
Recognition of stock based compensation expense		829			829
Comprehensive loss
Net loss			(14,368)		(14,368)	$(14,368)
Other comprehensive income
Interest rate swaps				558	558	558
Foreign currency adjustment				1,413	1,413	1,413
Minimum pension liability adjustment				597	597	597

Total comprehensive loss						$(11,800)

Balance at June 30, 2006	$27	$273,038	$3,178	$1,732	$277,975

Balance at January 1, 2007	$27	$273,722	$(251,914)	$(2,534)	$19,301
Effect of adopting FIN 48			(337)		(337)
Recognition of stock based compensation expense		2,240			2,240
Exercise of stock options	1	567			568
Tax effect of exercise of stock options		471			471
Comprehensive income
Net income			4,438		4,438	$4,438
Other comprehensive loss
Interest rate swaps				(148)	(148)	(148)
Foreign currency adjustment				(228)	(228)	(228)

Total comprehensive income						$4,062

Balance at June 30, 2007	$28	$277,000	$(247,813)	$(2,910)	$26,305

The accompanying notes are an integral part of these statements.

UCI Holdco, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

NOTE A — GENERAL AND BASIS OF FINANCIAL STATEMENT PRESENTATION

General

UCI Holdco, Inc. (“Holdco”) was incorporated on March 8, 2006 as a holding company for UCI Acquisition Holdings, Inc. (“UCI Acquisition”) and United Components, Inc. (“UCI”). Holdco owns all of the common stock of UCI through its wholly-owned subsidiary, UCI Acquisition. Holdco, UCI Acquisition and UCI are corporations formed at the direction of The Carlyle Group (“Carlyle”). At June 30, 2007, affiliates of Carlyle owned 91.7% of Holdco’s common stock, and the remainder was owned by certain members of Holdco’s senior management and Board of Directors. The senior management and Board of Directors of Holdco are also the senior management and Board of Directors of UCI.

UCI filed with the Securities and Exchange Commission its second quarter 2007 Form 10-Q on August 14, 2007 and its 2006 Annual Report on Form 10-K on March 30, 2007.

The financial statements presented herein are for Holdco and its subsidiaries and, prior to Holdco’s formation, UCI Acquisition and its subsidiaries.

On May 25, 2006, Holdco acquired all of the capital stock of ASC Industries, Inc. and its subsidiaries (“ASC”). See Note B.

On June 30, 2006, Holdco sold its driveline components operation and its specialty distribution operation. See Note D.

On November 30, 2006, Holdco sold its lighting systems operation. See Note D.

All operations of Holdco are conducted by UCI. UCI operates in one business segment through its subsidiaries. UCI manufactures and distributes vehicle parts, primarily servicing the vehicle replacement parts market in North America and Europe.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements include the accounts of Holdco, its wholly-owned subsidiaries and a 51% owned joint venture. All significant intercompany accounts and transactions have been eliminated. In these notes to the financial statements, the term “Holdco” refers to Holdco and its subsidiaries, as well as UCI Acquisition and its subsidiaries prior to the formation of Holdco.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles for interim financial statements. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

The December 31, 2006 consolidated balance sheet has been derived from the audited financial statements of Holdco for the year ended December 31, 2006. The financial statements at June 30, 2007 and for the three and six months ended June 30, 2007 and 2006 are unaudited. In the opinion of Holdco, these financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations for such periods.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. The estimates and assumptions include estimates of the collectibility of accounts receivable and the realizability of inventory, goodwill and other intangible assets. They also include estimates of cost accruals, environmental liabilities, warranty and other product returns, insurance reserves, income

UCI Holdco, Inc.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 (unaudited)

taxes, pensions and other postretirement benefits and other factors. Management has exercised reasonableness in deriving these estimates; however, actual results could differ from these estimates.

These financial statements should be read in conjunction with Holdco’s financial statements and notes thereto for the year ended December 31, 2006.

Operating results for the three and six months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the year ended December 31, 2007.

NOTE B —	ACQUISITION OF ASC INDUSTRIES, INC.

On May 25, 2006 (the “ASC Acquisition Date”), Holdco acquired all of the outstanding capital stock of ASC Industries, Inc. and its subsidiaries. This transaction is referred to herein as the “ASC Acquisition.”

The ASC Acquisition is accounted for under the purchase method of accounting and, accordingly, the results of operations of ASC have been included in Holdco’s results beginning on the ASC Acquisition Date.

For all periods prior to April 1, 2007, the information included herein has been prepared based on an allocation of the preliminary ASC Acquisition purchase price. This allocation was based on preliminary estimates of the fair value of the assets acquired and liabilities assumed. In the second quarter of 2007, the allocation of the ASC Acquisition purchase price was finalized. The impact of finalizing the allocation was not material.

The final allocation of the ASC Acquisition purchase price follows (in millions):

Cash	$3.7
Accounts receivable	11.4
Inventory	40.8
Property, plant and equipment	27.3
Acquired intangible assets	18.6
Goodwill	74.9
Other assets	2.2
Accounts payable and accrued liabilities	(25.5)
Notes payable	(10.0)
Capital lease obligations	(1.2)
Other liabilities	(5.0)
Deferred income taxes	(9.8)

$127.4

For information regarding the purchase price of the ASC Acquisition, the preliminary allocation of that purchase price and the financing for the ASC Acquisition, see Holdco’s financial statements and notes thereto for the year ended December 31, 2006.

Pro Forma Information

The unaudited pro forma income statement information presented below is based on the historical income statements of Holdco and ASC and have been adjusted on a pro forma basis to give effect to the ASC Acquisition and the related financing as if they had occurred on January 1, 2006. The pro forma adjustments give effect to (i) the allocation of the ASC Acquisition purchase price, (ii) Holdco’s ASC Acquisition related financing, and (iii) the repayment by ASC of $81.6 million of ASC debt and other ASC obligations from the proceeds received in connection with the ASC Acquisition.

UCI Holdco, Inc.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 (unaudited)

The unaudited pro forma financial information does not purport to represent what the results of operations would have been had the ASC Acquisition occurred as of the date indicated, or what results will be in future periods.

Pro forma financial information for the three and six months ended June 30, 2006 is as follows (in millions):

	Three Months	Six Months
	Ended June 30, 2006	Ended June 30, 2006

Net sales	$245.9	$486.8
Operating income	10.4	22.3
Net income (loss) from continuing operations	(0.3)	(2.7)
Net income (loss)	(18.0)	(19.1)

The pro forma results include the losses described in Notes C, E and M.

NOTE C — COSTS OF INTEGRATION OF WATER PUMP OPERATIONS AND RESULTING ASSET IMPAIRMENT LOSSES

Before the ASC Acquisition, Holdco manufactured and distributed water pumps for all market channels. Holdco is in the final stages of integrating its pre-acquisition water pump operations with the water pump operations of ASC. All domestic water pump manufacturing has been combined at ASC’s manufacturing facilities. Holdco’s pre-acquisition water pump facility was closed as of July 2007.

2006 Background Information

The water pump integration process began in June of 2006. In the full year 2006, Holdco recorded a total of $10.9 million of expenses related to this integration. $3.9 million of the $10.9 million was recorded in “Cost of sales” and $7.0 million was recorded in “Costs of integration of water pump operations and resulting asset impairment losses.” These expenses included: (i) impairment of land, building and equipment, (ii) employee severance, (iii) write-off of component parts that will not be usable when all production is transitioned to the ASC product design, (iv) costs and operating inefficiencies caused by the wind-down of the pre-acquisition water pump facility, and (v) other costs directly related to completing the integration.

2007 Update

In 2007, Holdco recorded additional pre-tax expenses and a gain related to the water pump integration. These are presented in the table below. For the six months ended June 30, 2007, $0.5 million of these costs are included in “Costs of integration of water pump operations and resulting asset impairment losses” in the income statement, and $2.7 million of these costs are included in “Cost of sales.” The amounts in the following table are in millions.

	Three Months	Six Months
	Ended June 30, 2007	Ended June 30, 2007

Severance	$(0.7)	$(1.4)
Pension plan curtailment gain	0.9	0.9
Production wind-down costs	(0.8)	(1.3)
Other directly related costs	(0.9)	(1.4)

	$(1.5)	$(3.2)

UCI Holdco, Inc.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 (unaudited)

The after-tax effect of these items is a net loss of $0.9 million and $2.0 million in the three and six month periods of 2007, respectively.

The $1.3 million of production wind-down costs presented in the table above include inefficiencies and unabsorbed overhead resulting from extraordinarily low levels of production during the second quarter wind-down. By the end of the second quarter, Holdco ceased production at the pre-ASC Acquisition water pump facility.

The $1.4 million of other costs presented in the table above include transportation expenses and other costs that were directly related to completing the integration.

The following table presents the December 31, 2006 and June 30, 2007 accrued severance and other accrued liabilities balances related to the water pump integration costs. The amounts are in millions of dollars.

	Accrued	Other
	Severance	Liabilities

December 31, 2006 balance	$1.4	$0.2
Additional loss provision	1.4	—
Payments	(1.3)	(0.2)

June 30, 2007 balance	$1.5	$—

In addition to the $1.4 million of severance expense recorded in the first half of 2007, $1.7 million was recorded in the full year 2006 and less than $0.1 million more will be recorded over the remaining 2007 employment periods of the affected employees. Of the total $3.1 million of severance cost, $0.3 million was paid in 2006, and $1.3 million was paid in the first half of 2007. The rest will be paid in the third quarter of 2007.

2006 Second Quarter Loss Provision

In the second quarter of 2006, Holdco recorded the following pre-tax expenses and losses (in millions):

Severance	$0.3
Land, building, & equipment impairment losses	4.3

$4.6

The after-tax effect of these losses was a loss of $2.9 million.

NOTE D — DISCONTINUED OPERATIONS

2006 Sales of Operations

On June 30, 2006, Holdco sold its driveline components operation and its specialty distribution operation. These operations were sold to two separate buyers for a combined $33.4 million in cash, net of fees and expenses. In connection with the driveline components transaction, Holdco retained $4.9 million of pension liabilities. In the second quarter of 2006, Holdco recorded an $18.3 million after tax loss on the sale of these discontinued operations.

On November 30, 2006, Holdco sold its lighting systems operation for $37.2 million in cash, net of fees and expenses. The final sale price is subject to certain post-closing adjustments, including an increase or decrease dependent on finalization of net working capital, which is expected to occur in the second half of 2007. In addition, the sale price will be increased by approximately $2.0 million, as a result of the post-closing sale of a lighting systems building, which occurred in the third quarter of 2007. Also, if the lighting systems

UCI Holdco, Inc.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 (unaudited)

operation makes structural changes to its pension plan before March 2008, and if such changes result in a reduction in the actuarially determined deficit, the final sale price could increase by up to an additional $2.2 million. Any adjustment in sale price results in a commensurate adjustment to the pre-tax gain on the sale of the lighting systems operation. Accordingly, in connection with the 2007 third quarter sale of the lighting systems building mentioned above, in the third quarter of 2007, Holdco will record a net gain of approximately $2.0 million.

2006 Results of Discontinued Operations

The operating results of all three of the sold operations are presented as discontinued operations in the income statements for the three and six months ended June 30, 2006. Net sales and income before income taxes for these discontinued operations is presented below (in millions):

	Three Months	Six Months
	Ended June 30, 2006	Ended June 30, 2006

Net sales	$50.1	$99.1
Income before income taxes	2.0	4.6

The pre-tax income presented in the above table includes deductions for allocated interest expense of $0.1 million and $0.3 million for the three and six months ended June 30, 2006, respectively. Interest expense is allocated to discontinued operations in accordance with EITF Issue No. 87-24, which requires allocation of interest expense to discontinued operations to the extent Holdco is required to repay debt as a result of a disposition transaction.

NOTE E — COSTS OF CLOSING FACILITIES AND CONSOLIDATING OPERATIONS AND GAIN FROM SALE OF ASSETS

2006 Loss Provision

The following table summarizes the costs of closing facilities, for the second quarter of 2006 and the six months ended June 30, 2006 (in millions):

	Asset
	Write-downs	Severance	Other	Total

Second quarter of 2006 losses
Closure of Canadian facility	$(0.1)	$—	$—	$(0.1)
Closure of Mexican facility	1.0	2.0	1.2	4.2

	$0.9	$2.0	$1.2	$4.1

Six months ended June 30, 2006 losses
Closure of Canadian facility	$0.4	$0.4	$0.1	$0.9
Closure of Mexican facility	1.0	2.0	1.6	4.6

	$1.4	$2.4	$1.7	$5.5

Closure of Canadian facility

In March 2006, Holdco decided to close its Canadian facility, which manufactured and distributed mechanical fuel pumps. This production and distribution was transferred to Holdco’s fuel pump operations in Fairfield, Illinois.

Closure activities began in the second quarter of 2006 and were completed in the third quarter of 2006. The severance and other costs were paid in the second and third quarters of 2006.

UCI Holdco, Inc.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 (unaudited)

After tax, the combined loss for the above closure-related costs was $0.6 million.

Closure of Mexican facility

In April 2006, Holdco announced its plan to close its Mexican filter manufacturing plant and transfer production to its Albion, Illinois filter manufacturing facility. The shutdown and transfer of production began in the second quarter and was, for the most part, completed by the end of the third quarter of 2006. The Mexican plant ceased operations in the third quarter of 2006.

In the first quarter of 2006, Holdco incurred $0.4 million of professional fees and other costs related to closing the Mexican plant and consolidating operations in Illinois.

In the second quarter of 2006, Holdco recorded an additional pre-tax loss of $4.2 million related to closing the Mexican plant and consolidating operations in Illinois. This loss included $2.0 million for severance costs, $1.0 million of non-cash equipment and inventory write-offs and $1.2 million of other cash costs, which were primarily for equipment dismantling and transportation costs.

After tax, the combined 2006 first and second quarter loss was $2.9 million.

2007 Update

In the first quarter of 2007, Holdco sold the land and building and certain building improvements, which were formerly used by the Mexican manufacturing operation. The sale proceeds were $6.7 million, net of fees and expenses. The $4.5 million net book value of the land and building was classified as “Assets held for sale” in the December 31, 2006 balance sheet. The $0.4 million of building improvements were classified as “Property, plant and equipment, net.” In the first quarter of 2007, Holdco recorded a $1.8 million pre-tax gain on the sale. Also in the first quarter and second quarter of 2007, Holdco incurred $0.1 million and $0.1 million, respectively, of additional costs associated with the closure of the Mexican facility.

NOTE F — TRADEMARK IMPAIRMENT LOSS

In the second quarter of 2007, Holdco recognized a trademark impairment loss of $3.6 million. This non-cash loss was due to a customer’s decision to market a significant portion of Holdco-supplied products under the customer’s own private label brand, instead of Holdco’s brand. The customer’s decision to market using its own private label brand is not expected to affect sales of these products.

NOTE G — TERMINATION OF PAY-ON-SCAN PROGRAM

Until the second quarter of 2007, a portion of the products sold to AutoZone, Inc. (“AutoZone”) were sold under an AutoZone program called Pay-on-Scan. Under this program, Holdco retained title to its products at AutoZone locations, and a sale was not recorded until an AutoZone customer purchased the product. In the second quarter of 2007, AutoZone and Holdco terminated the Pay-on-Scan program for these Holdco products. Accordingly, sales of these products are now recorded when the product is received at an AutoZone location.

As part of the termination of the Pay-on-Scan program, AutoZone purchased all of the products at its locations that were previously under the Pay-on-Scan program. In the second quarter of 2007, Holdco recorded $12.1 million of sales for these products. This receivable is included in “Accounts receivable, net” in the 2007 balance sheet.

NOTE H — SALES OF RECEIVABLES

Holdco has agreements to sell undivided interests in certain of its receivables to several factoring companies, which in turn have the right to sell an undivided interest to a financial institution or other third

UCI Holdco, Inc.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 (unaudited)

party. Holdco enters into these agreements, at its discretion, when it determines that the cost of factoring is less than the cost of servicing its receivables with existing debt. Pursuant to these agreements, Holdco sold $46.0 million and $14.6 million of receivables during the six months ended June 30, 2007 and 2006, respectively.

If receivables had not been factored, $35.3 million and $20.6 million of additional receivables would have been outstanding at June 30, 2007 and 2006, respectively. The 2006 amount includes $10.8 million sold by ASC prior to the ASC Acquisition Date.

The sales of receivables were accounted for as a sale in accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” The sold receivables were removed from the balance sheet at the time of the sales. The costs of the sales were an agent’s fee and a discount deducted by the factoring companies. These costs were $0.8 million and $1.2 million in the three and six months ended June 30, 2007, respectively, and $0.2 million and $0.3 million in the three and six months ended June 30, 2006, respectively. These costs are recorded in the income statements in “Miscellaneous, net.”

NOTE I — INVENTORIES

The components of inventory are as follows (in millions):

	June 30,	December 31,
	2007	2006

Raw materials	$47.6	$47.2
Work in process	35.3	32.7
Finished products	84.2	97.8
Valuation reserves	(17.4)	(19.7)

	$149.7	$158.0

NOTE J — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consists of the following (in millions):

	June 30,	December 31,
	2007	2006

Salaries and wages	$3.1	$2.9
Bonuses	3.8	7.5
Vacation pay	5.0	4.5
Product returns	28.0	28.6
Rebates, credits and discounts due customers	12.0	10.2
Insurance	10.6	10.2
Taxes payable	11.2	9.3
Interest	4.5	4.6
Other	21.4	22.1

	$99.6	$99.9

NOTE K — PRODUCT RETURNS LIABILITY

The liability for product returns is included in “Accrued expenses and other current liabilities.” This liability includes accruals for parts returned under warranty and for parts returned because of customer excess

UCI Holdco, Inc.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 (unaudited)

quantities. Holdco provides warranties for its products’ performance. Warranty periods vary by part, but generally are either one year or indefinite. In addition to returns under warranty, Holdco allows its customers to return quantities of parts that the customer determines to be in excess of its current needs. Customer rights to return excess quantities vary by customer and by product category. Generally, they are contractually limited to 3% to 5% of the customer’s purchases in the preceding year. In some cases, Holdco does not have a contractual obligation to accept excess quantities. However, common practice for Holdco and the industry is to accept periodic returns of excess quantities from on-going customers. If a customer elects to cease purchasing from Holdco and change to another vendor, it is industry practice for the new vendor, and not Holdco, to accept any returns of inventory previously sold.

The changes in Holdco’s product returns liability are as follows (in millions):

	Six Months
	Ended June 30,
	2007	2006

Beginning of year	$28.6	$26.2
Addition due to ASC Acquisition	—	1.5
Cost of unsalvageable parts	(24.4)	(24.2)
Additional reductions to sales	23.8	22.5

End of period	$28.0	$26.0

NOTE L — PENSION

The following are the components of net periodic pension expense (in millions):

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006

Service cost	$1.6	$1.9	$3.2	$3.8
Interest cost	2.9	2.9	5.9	5.8
Expected return on plan assets	(3.4)	(3.2)	(7.0)	(6.4)
Amortization of prior service cost and unrecognized loss	—	0.2	0.1	0.3
Curtailment gain	(0.9)	—	(0.9)	—

	$0.2	$1.8	$1.3	$3.5

As a result of closing one of Holdco’s water pump operations (see Note C), in the second quarter of 2007, Holdco recorded a $0.9 million curtailment gain. This gain is included in “Costs of integration of water pump operations and resulting asset impairment losses” in the 2007 income statements.

UCI Holdco, Inc.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 (unaudited)

NOTE M — DEBT

Holdco’s debt is summarized as follows (in millions):

	June 30,	December 31,
	2007	2006

UCI notes payable	$11.0	$8.6
UCI revolving credit borrowings	1.8	—
UCI capital lease obligations	1.8	1.1
UCI term loan	225.0	265.0
Holdco floating rate senior PIK notes	249.5	235.0
UCI senior subordinated notes	230.0	230.0
Unamortized debt discount	(11.4)	(12.3)

	707.7	727.4
Less
Short-term borrowings	12.8	8.6
Current maturities	0.6	0.5

Long-term debt	$694.3	$718.3

Interest on the Holdco Floating Rate Senior PIK Notes due 2013 (the “Holdco Notes”) is payable “in kind” through December 2011, so that Holdco has no cash interest payments until that date. Accordingly, $14.5 million of accrued interest on the Holdco Notes was paid by issuing new notes in the six months ended June 30, 2007.

In the three months ended March 31, 2007, Holdco used cash on hand to voluntarily repay $40.0 million of UCI’s term loan. As a result of this voluntary early repayment, Holdco recorded a $0.4 million accelerated write-off of deferred financing costs. This cost is included in “Interest expense, net” in the income statement for the six months ended June 30, 2007.

In connection with the ASC Acquisition, in May 2006, Holdco entered into an Amended and Restated Credit Agreement, which replaced Holdco’s previously existing senior credit facility, and provided for additional borrowing capacity of up to $113 million. In addition to new borrowings to finance a portion of the ASC Acquisition purchase price, Holdco replaced the $217 million term loan that was outstanding under its previously existing senior credit facility with a term loan borrowing under the new credit facility. In May 2006, Holdco recorded a $2.6 million loss to write off the unamortized deferred financing costs related to the previously outstanding debt, which was replaced by the borrowing under the new credit facility. This $2.6 million loss has been recorded as “Write-off of deferred financing costs” in the income statements for the three and six months ended June 30, 2006.

NOTE N — CONTINGENCIES

Environmental

Holdco is subject to a variety of Federal, state, local and foreign environmental laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances or wastes and the cleanup of contaminated sites. Holdco has been identified as a potentially responsible party for contamination at two sites. One of these sites is a former facility in Edison, New Jersey, where a state agency has ordered Holdco to continue with the monitoring and investigation of chlorinated solvent contamination. Holdco has informed the agency that this contamination was caused by another party at a neighboring facility and has initiated a lawsuit against that party for damages and to compel

UCI Holdco, Inc.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 (unaudited)

it to take responsibility for any further investigation or remediation. The second site is a previously owned site in Solano County, California, where Holdco, at the request of the regional water board, is investigating and analyzing the nature and extent of the contamination and is conducting some remediation. Based on currently available information, management believes that the cost of the ultimate outcome of these environmental matters will not exceed the $1.9 million accrued at June 30, 2007 by a material amount, if at all. However, because all investigation and analysis has not yet been completed and because of the inherent uncertainty in such environmental matters, it is reasonably possible that the ultimate outcome of these matters could have a material adverse effect on results for a single quarter.

Litigation

Holdco is subject to various other contingencies, including routine legal proceedings and claims arising out of the normal course of business. These proceedings primarily involve commercial claims, product liability claims, personal injury claims and workers’ compensation claims. The outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty. Nevertheless, Holdco believes that the outcome of any currently existing proceedings, even if determined adversely, would not have a material adverse effect on its financial condition or results of operations.

NOTE O — INCOME TAXES

Adoption of FIN 48

On January 1, 2007, Holdco adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” The effect was immaterial to Holdco’s financial statements.

As of the adoption date, Holdco had tax effected unrecognized benefits of $3.2 million, of which $2.1 million, if recognized, would change the effective tax rate.

While most of Holdco’s business is conducted within the United States, Holdco also conducts business in several foreign countries. As a result, Holdco and/or one or more of its subsidiaries files income tax returns in the U.S. federal tax jurisdiction and in many state and foreign tax jurisdictions. In the normal course of business, Holdco is subject to examination by tax authorities in these tax jurisdictions. With few exceptions, Holdco is not subject to examination by federal, state or foreign tax authorities for tax years ending on or before 2002. Other than routine inquiries, Holdco and its subsidiaries are not currently under examination by tax authorities.

Holdco expects the total unrecognized tax benefits to decline by approximately $0.7 million during the next 12 months. This decline, which is due to the turnaround of a temporary timing difference, will not impact the effective tax rate.

Net operating loss utilization

Federal tax expense for the first half of 2007 did not result in tax payments or the establishment of income taxes payable, primarily because Holdco intends, in its 2007 tax filing, to utilize net operating losses that were carried forward from 2006. These net operating losses were incurred primarily by UCI.

UCI Holdco, Inc.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 (unaudited)

NOTE P — GEOGRAPHIC INFORMATION

Holdco had the following net sales by country (in millions):

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2007	2006	2007	2006

United States	$221.0	$198.2	$422.1	$379.9
Mexico	10.3	9.8	19.9	19.1
Canada	9.0	6.0	17.2	12.9
United Kingdom	3.5	3.0	7.0	5.5
Germany	1.0	0.9	2.1	2.2
Spain	1.2	0.9	2.2	1.9
France	1.6	2.3	4.1	4.4
Venezuela	1.3	0.9	3.3	2.0
Other	10.7	8.5	20.5	17.2

	$259.6	$230.5	$498.4	$445.1

Net long-lived assets by country are as follows (in millions):

	June 30,	December 31,
	2007	2006

United States	$235.7	$246.5
China	23.6	20.8
Mexico	8.6	12.4
Spain	2.8	3.2
Goodwill	241.5	239.8

	$512.2	$522.7

NOTE Q — STOCK OPTIONS

In the first quarter of 2007, the Compensation Committee of the Board of Directors accelerated the vesting of approximately 10% of the then outstanding stock options and also lowered the levels of profitability and cash generation required to achieve future accelerated vesting, including those for the 2007 year. This resulted in $0.2 million and $1.1 million more expense in the three and six months ended June 30, 2007, respectively, than would have been incurred had the changes not been made. Earlier vesting affects when stock option expense is recognized, but does not affect the ultimate total expense. Consequently, accelerating the vesting results in recording more of the total expense this year and less in later years. Total expense related to stock options was $0.6 million and $2.2 million, respectively, for the three and six months ended June 30, 2007, and $0.4 million and $0.8 million, respectively, for the three and six months ended June 30, 2006.

In the first half of 2007, UCI employees exercised options to purchase 113,666 shares of Holdco common stock.

NOTE R — OTHER INFORMATION

At June 30, 2007, 5,000,000 shares of voting common stock were authorized, and 2,835,136 shares of voting common stock were issued and outstanding. The par value of each share of common stock is $0.01 per share.

UCI Holdco, Inc.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 (unaudited)

Cash payments for interest and income taxes (net of refunds) are as follows (in millions):

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006

Interest	$15.0	$14.8	$20.5	$18.8
Income taxes (net of refunds)	—	2.5	(1.0)	2.8

The components of other comprehensive income (loss) for the six months ended June 30, 2007 and 2006 are as follows (in millions):

	Six Months Ended June 30,
	2007		2006
	Pre-tax	After-tax	Pre-tax	After-tax

Interest rate swaps	$(0.2)	$(0.1)	$0.9	$0.6
Foreign currency adjustment	(0.4)	(0.2)	1.7	1.4
Pension liability adjustment	—	—	1.0	0.6

In the six months ended June 30, 2007, approximately $9 million of aluminum castings and other materials were purchased from related parties. The related parties are Holdco’s joint venture partner in China and its affiliates. Holdco owns 51% of this joint venture.

Minority interest income was $0.1 million and $0.2 million for the three months ended June 30, 2007, and 2006, respectively, and $0.2 million and $0.2 million for the six months ended June 30, 2007 and 2006, respectively. Minority interest income is recorded in “Miscellaneous, net” in the income statements.

NOTE S — NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007. Holdco has not evaluated the impact of this statement on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS No. 115.” SFAS No. 159 permits companies to choose to measure certain financial instruments and other items at fair value. This statement is effective for fiscal years beginning after November 15, 2007. Holdco has not evaluated the impact of this statement on its financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of UCI Holdco, Inc. and subsidiaries:

We have audited the accompanying consolidated balance sheets of UCI Holdco, Inc. and subsidiaries (the “Company”) (a Delaware corporation) as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UCI Holdco, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As noted in Note 16, the Company adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans: an amendment of FASB Statements No. 87, 88, 106 and 132(R), effective December 31, 2006. Also, as noted in Note 20, the Company adopted SFAS No. 123R. Share-Based Payment, effective January 1, 2006.

/s/  GRANT THORNTON LLP

Cincinnati, Ohio
March 30, 2007

UCI Holdco, Inc.

Consolidated Balance Sheets

	December 31,
	2006	2005
	(In thousands)

ASSETS
Current assets
Cash and cash equivalents	$31,523	$23,764
Accounts receivable, net	228,996	220,674
Inventories, net	158,024	145,942
Deferred tax assets	34,365	22,517
Other current assets	29,389	20,591
Assets of discontinued operations	—	83,917

Total current assets	482,297	517,405
Property, plant and equipment, net	164,621	155,884
Goodwill	239,835	166,559
Other intangible assets, net	95,354	84,797
Deferred financing costs, net	7,615	6,177
Pension and other assets	9,267	12,904
Assets held for sale	6,077	—
Assets of discontinued operations	—	41,116

Total assets	$1,005,066	$984,842

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$93,047	$87,998
Short-term borrowings	8,657	261
Current maturities of long-term debt	462	12
Accrued expenses and other current liabilities	99,934	90,511
Liabilities of discontinued operations	—	27,467

Total current liabilities	202,100	206,249
Long-term debt, less current maturities	718,302	442,274
Pension and other postretirement liabilities	40,430	36,896
Deferred tax liabilities	17,350	9,327
Other long-term liabilities	7,583	1,936
Liabilities of discontinued operations	—	7,814
Contingencies (Note 17)	—	—

Total liabilities	985,765	704,496
Shareholders’ equity
Common stock	27	26
Additional paid in capital	273,722	263,610
Retained earnings (deficit)	(251,914)	17,546
Accumulated other comprehensive income (loss)	(2,534)	(836)

Total shareholders’ equity	19,301	280,346

Total liabilities and shareholders’ equity	$1,005,066	$984,842

The accompanying notes are an integral part of these statements.

UCI Holdco, Inc.

Consolidated Income Statements

	Year Ended December 31,
	2006	2005	2004
	(In thousands)

Net sales	$906,050	$812,703	$834,317
Cost of sales	728,511	657,912	653,112

Gross profit	177,539	154,791	181,205
Operating expenses
Selling and warehousing	60,047	57,266	56,976
General and administrative	42,916	37,956	34,574
Amortization of acquired intangible assets	6,651	5,888	6,834
Costs of integration of water pump operations and resulting asset impairment losses (Note 3)	6,981	—	—
Costs of closing facilities and consolidating operations (Note 5)	6,364	—	—
Asset impairments and other costs (Note 6)	—	21,530	—

Operating income	54,580	32,151	82,821
Other income (expense)
Interest expense, net	(44,213)	(36,090)	(35,858)
Write-off of deferred financing costs (Note 14)	(2,625)	—	—
Management fee expense	(2,000)	(2,000)	(2,000)
Miscellaneous, net	(137)	(1,124)	(70)

Income (loss) before income taxes	5,605	(7,063)	44,893
Income tax expense	249	511	17,801

Net income (loss) from continuing operations	5,356	(7,574)	27,092

Discontinued operations (Note 4)
Net income from discontinued operations, net of tax	2,061	3,046	3,737
Loss on sale of discontinued operations, net of tax	(16,877)	—	—

	(14,816)	3,046	3,737

Net (loss) income	$(9,460)	$(4,528)	$30,829

The accompanying notes are an integral part of these statements.

UCI Holdco, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2006	2005	2004
	(In thousands)

Cash flows from operating activities of continuing operations:
Net (loss) income	$(9,460)	$(4,528)	$30,829
Less:
Net income from discontinued operations, net of tax	2,061	3,046	3,737
Loss on sale of discontinued operations, net of tax	(16,877)	—	—

Net income from continuing operations	5,356	(7,574)	27,092
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of other intangible assets	35,334	33,213	36,674
Amortization of deferred financing costs and debt issuance costs	2,573	2,141	3,093
Deferred income taxes	(2,633)	(6,807)	1,622
Non-cash write off of deferred financing costs	2,625	—	—
Non-cash asset write-downs described in Notes 3 and 5	7,542	—	—
Asset impairments and write-downs of assets of an abandoned operation	—	19,600	—
Other non-cash, net	3,051	(4,694)	3,248
Changes in operating assets and liabilities
Accounts receivable	3,033	(20,220)	(7,920)
Inventories	27,041	4,145	(13,084)
Other current assets	(7,325)	(10,816)	(1,481)
Accounts payable	(11,672)	18,631	7,407
Accrued expenses and other current liabilities	2,699	30,089	5,612
Other assets	4,715	3	(562)
Other long-term liabilities	1,803	(635)	3,746

Net cash provided by operating activities of continuing operations	74,142	57,076	65,447

Cash flows from investing activities of continuing operations:
Purchase price of the ASC Acquisition, net of cash acquired	(123,634)	—	—
Proceeds from sale of discontinued operations, net of transaction costs and cash sold	65,177	—	—
Capital expenditures	(22,846)	(26,653)	(38,664)
Proceeds from sale of property, plant and equipment	1,611	179	1,794
Final payment for 2003 acquisition	—	—	(8,000)

Net cash used in investing activities of continuing operations	(79,692)	(26,474)	(44,870)

Cash flows from financing activities of continuing operations:
Issuances of debt	339,775	—	967
Financing fees	(5,955)	—	—
Debt repayments	(66,853)	(16,254)	(65,688)
Dividend paid	(260,000)	—	—
Shareholders’ equity contributions	8,515	516	1,735

Net cash provided by (used in) financing activities of continuing operations	15,482	(15,738)	(62,986)

Discontinued operations:
Net cash provided by (used in) operating activities of discontinued operations	(1,472)	5,743	12,918
Net cash used in investing activities of discontinued operations	(2,864)	(5,343)	(5,934)
Effect of exchange rate changes on cash of discontinued operations	(341)	(321)	328
Effect of exchange rate changes on cash	86	(52)	258

Net increase (decrease) in cash and cash equivalents	5,341	14,891	(34,839)
Cash and cash equivalents at beginning of year	26,182	11,291	46,130
Cash and cash equivalents at end of year	31,523	26,182	11,291
Less cash and cash equivalents of discontinued operations at end of year	—	2,418	3,018

Cash and cash equivalents at end of year of continuing operations	$31,523	$23,764	$8,273

The accompanying notes are an integral part of these statements.

UCI Holdco, Inc.

Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated
		Additional	Retained	Other	Total
	Common	Paid In	Earnings	Comprehensive	Shareholders’	Comprehensive
	Stock	Capital	(Deficit)	Income (Loss)	Equity	Income (Loss)
	(In thousands)

Consolidated balance at January 1, 2004	$26	$261,359	$(8,755)	$1,460	$254,090
Additions to paid in capital		1,735			1,735
Comprehensive income
Net income			30,829		30,829	$30,829
Other comprehensive income (loss)
Interest rate swaps				504	504	504
Foreign currency adjustment				1,308	1,308	1,308
Pension liability adjustment				(546)	(546)	(546)

Total comprehensive income (loss)						$32,095

Consolidated balance at December 31, 2004	$26	$263,094	$22,074	$2,726	$287,920

Consolidated balance at January 1, 2005	$26	$263,094	$22,074	$2,726	$287,920
Additions to paid in capital		516			516
Comprehensive income (loss)
Net (loss) income			(4,528)		(4,528)	$(4,528)
Other comprehensive income (loss)
Interest rate swaps				(64)	(64)	(64)
Foreign currency adjustment				(2,544)	(2,544)	(2,544)
Pension liability adjustment				(954)	(954)	(954)

Total comprehensive income (loss)						$(8,090)

Consolidated balance at December 31, 2005	$26	$263,610	$17,546	$(836)	$280,346

Consolidated balance at January 1, 2006	$26	$263,610	$17,546	$(836)	$280,346
Issuance of common stock	1	8,514			8,515
Dividend paid			(260,000)		(260,000)
Recognition of stock based compensation expense		1,598			1,598
Cumulative effect adjustment due to the adoption of SFAS No. 158				(2,425)	(2,425)
Comprehensive income (loss)
Net (loss) income			(9,460)		(9,460)	$(9,460)
Other comprehensive income (loss)
Interest rate swaps				146	146	146
Foreign currency adjustment				278	278	278
Pension liability adjustment				303	303	303

Total comprehensive income (loss)						$(8,733)

Consolidated balance at December 31, 2006	$27	$273,722	$(251,914)	$(2,534)	$19,301

The accompanying notes are an integral part of these statements.

UCI Holdco, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 —	GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

UCI Holdco, Inc. (“UCI Holdco”) was incorporated on March 8, 2006 as a holding company for UCI Acquisition Holdings, Inc. (“UCI Acquisition”) and United Components, Inc. (“UCI”). UCI Holdco owns all of the common stock of UCI through its wholly-owned subsidiary, UCI Acquisition. UCI Holdco, UCI Acquisition and UCI are corporations formed at the direction of The Carlyle Group, (“Carlyle”). At December 31, 2006, affiliates of Carlyle own 95.6% of UCI Holdco’s common stock, and the remainder is owned by certain members of UCI Holdco’s senior management and board of directors. The senior management and Board of Directors of UCI Holdco are also the senior management and Board of Directors of UCI.

UCI filed its 2006 Annual Report on Form 10-K with the Securities and Exchange Commission on March 30, 2007.

The financial statements presented herein are for UCI Holdco and its subsidiaries, and, prior to UCI Holdco’s formation, UCI Acquisition and its subsidiaries (collectively sometimes referred to as the “Company”).

On May 25, 2006, UCI acquired ASC Industries, Inc. See Note 2.

On June 30, 2006, UCI sold its driveline components operation and its specialty distribution operation. See Note 4.

On November 30, 2006, UCI sold its lighting systems operation. See Note 4.

All operations of UCI Holdco are conducted by UCI and its subsidiaries. UCI operates in one business segment through its subsidiaries. UCI manufactures and distributes vehicle parts, primarily servicing the vehicle replacement parts market in North America and Europe.

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:

Principles of Consolidation

The consolidated financial statements include the accounts of UCI Holdco, its wholly-owned subsidiaries and a 51% owned joint venture. All significant intercompany accounts and transactions have been eliminated. The term “UCI Holdco” refers to UCI Holdco, Inc., as well as UCI Acquisition Holdings, Inc. prior to the formation of UCI Holdco, Inc.

Revenue Recognition

The Company records sales when title has transferred to the customer, the sales price is fixed and determinable, and the collection of the related accounts receivable is reasonably assured. In the case of sales to the aftermarket, the Company recognizes revenue when the above conditions are met for its direct customers, which are the aftermarket retailers and distributors. Provisions for estimated sales returns, allowances, incentives and warranty costs are recorded when the sales are recorded. Sales returns, allowances and warranty costs are estimated based upon historical experience, current trends, and the Company’s expectations regarding future experience. Adjustments to such returns, allowances, and warranty costs are made as new information becomes available. Up-front costs incurred to secure firm long-term sales commitments are capitalized and amortized over the life of the sales commitments.

UCI Holdco, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash Equivalents

Certificates of deposit, commercial paper, and other highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Allowance for Doubtful Accounts

The Company generally does not require collateral for its trade accounts receivable. Accounts receivable have been reduced by an allowance for amounts that may become uncollectible in the future. These allowances are established based on a combination of write-off history, aging analysis, and specific account evaluations. When a receivable balance is known to be uncollectible, it is written off against the allowance for doubtful accounts.

Inventories

Inventories are stated at the lower of cost or market. Cost is principally determined using standard or average cost, which approximates the first-in, first-out method. Inventories are reduced by an allowance for excess and obsolete inventories, based on the Company’s review of on-hand inventories. The expense of inventory write-downs is included in cost of sales.

Depreciation and Amortization

Depreciation of property, plant and equipment is provided on a straight-line basis, over the estimated service lives of the assets. Leasehold improvements are amortized over the shorter of their service life or the remaining term of the lease.

Major renewals and improvements of property, plant and equipment are capitalized, and repairs and maintenance costs are expensed as incurred. Repairs and maintenance expenses for the years ended December 31, 2006, 2005 and 2004 were $5.8 million, $5.1 million, and $5.6 million, respectively.

Most of the Company’s trademarks have indefinite lives and are not amortized; instead they are subject to impairment evaluations. Trademarks with finite lives and other intangible assets are amortized over their useful lives on an accelerated or straight-line basis commensurate with the expected benefits received from such intangible assets.

Goodwill and Trademarks with Indefinite Lives

Goodwill and trademarks with indefinite lives are tested for impairment on an annual basis in the fourth quarter, unless conditions arise that would require a more frequent evaluation. In assessing their recoverability, projections regarding estimated discounted future cash flows and other factors are made to determine if an impairment has occurred. If the Company concludes that there has been an impairment, the Company will write down the carrying value of the asset to its fair value. In 2005, the Company recorded an $8.1 million trademark impairment loss. See Note 6.

Each year, the Company evaluates those trademarks with indefinite lives to determine whether events and circumstances continue to support the indefinite useful lives. Other than the trademark that was written down for the aforementioned $8.1 million impairment loss, the Company has concluded that events and circumstances continue to support their indefinite lives.

Impairment of Long-Lived Assets other than Goodwill and Trademarks with Indefinite Lives and Long-Lived Assets to be Disposed of

The Company evaluates all of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of such

UCI Holdco, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

long-lived assets is measured by a comparison of the carrying amount of the asset to the future undiscounted net cash flows that are expected to be generated by the asset. If the carrying amount exceeds the expected undiscounted future cash flows, the asset is considered to be impaired. If an asset is considered to be impaired, it is written down to fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. See Notes 3, 5, and 6 for impairment losses recorded in 2006 and 2005.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets are also recognized for operating losses and tax credit carryforwards. The Company establishes valuation allowances against operating losses and tax credit carryforwards when the ability to fully utilize these benefits is determined to be uncertain. Deferred tax assets and liabilities are measured using enacted tax rates applicable in the years in which they are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax law is recognized in income in the period that includes the enactment date.

Foreign Currency Translation and Transactions

Income statements of foreign subsidiaries are translated into U.S. dollars using the average exchange rates during the applicable period.

Assets and liabilities of foreign subsidiaries are translated into U.S. dollars using the exchange rates in effect at the applicable balance sheet date. Resulting cumulative translation adjustments are recorded as a component of shareholders’ equity in “Accumulated other comprehensive income (loss).”

Transaction foreign exchange gains and losses are included in the income statement. The net foreign exchange gains (losses) were $0.7 million, $(0.8) million and $0.4 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Reporting of Comprehensive Income (Loss)

Comprehensive income (loss) includes (i) net income (loss), (ii) the cumulative effect of translating balance sheets of foreign subsidiaries to U.S. dollars, (iii) the effect of adjusting interest rate swaps to market, and (iv) the recognition of pension liabilities. The last three are not included in the income statement and are reflected as adjustments to shareholders’ equity.

Financial Statement Presentation

The following provides a description of certain items that appear in the income statement:

Net sales includes gross sales less deductions for incentive rebate programs, sales returns, allowances and discounts. Shipping and handling fees that are billed to customers are classified as revenues.

Cost of sales includes all costs required to bring a product to a ready-for-sale condition. Such costs include direct and indirect materials (net of vendor consideration), direct and indirect labor costs (including pension, postretirement and other fringe benefits), supplies, utilities, depreciation, insurance, information technology costs, shipping and other costs. Cost of sales also includes the procurement, packaging, and shipping of products purchased for resale.

Selling and warehousing expenses includes costs of selling and marketing, warehousing, technical services and distribution. The major cost elements for this line item include salaries and wages (including pension, postretirement and other fringe benefits), freight, depreciation, advertising and information technology costs.

UCI Holdco, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Advertising is expensed as incurred. Advertising expense for the years ended December 31, 2006, 2005 and 2004 was $3.8 million, $4.9 million, and $6.3 million, respectively.

General and administrative expenses includes the costs of executive, accounting and administrative personnel (including pension, postretirement and other fringe benefits), professional fees, insurance, provisions for doubtful accounts, rent and information technology costs.

Stock Options

UCI Holdco adopted a stock option plan in 2003. The option plan permits the granting of options to purchase shares of common stock of UCI Holdco. The Company’s employees, directors, and consultants are eligible to receive stock option grants.

In January 2006, the Company adopted SFAS No. 123R, “Share-Based Payment.” The Company elected the modified prospective method of adoption under which prior periods are not revised. See Note 20 for the effect of adopting SFAS No. 123R and the related disclosures.

For periods prior to January 1, 2006, the Company adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” The disclosure only provision permitted the Company to account for stock option grants in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees.”

Under APB Opinion No. 25, the intrinsic-value-based method of accounting for stock option plans is used. Under this method, compensation cost is the excess, if any, of the market price at the grant date over the amount an employee must pay to acquire the stock. The Company grants stock options with an exercise price of not less than the market value of the common stock on the date of the grant; therefore, no stock option related compensation expense was recorded in any period prior to January 1, 2006.

Had the Company not used the intrinsic-value method of accounting for stock options, but instead used the alternative provision of SFAS No. 123, which is the fair-value-at-date-of-grant-based method, the pro forma results would have been as follows (in millions):

	Year Ended December 31,
	2005	2004

Net income (loss) from continuing operations as reported	$(7.6)	$27.1
Pro forma stock-based compensation expense, net of tax	1.7	2.0

Pro forma net (loss) income	$(9.3)	$25.1

The pro forma amounts presented were determined based on the fair value of the options at the grant date. The per share weighted average fair value of options granted was $53.51 in 2005 and $54.30 in 2004. These amounts were estimated using the Black-Scholes options pricing model using the following assumptions:

	Year Ended December 31,
	2005	2004

Dividend yield	0.00%	0.00%
Risk-free interest rate	4.34%	3.99%
Volatility	41.00%	43.00%
Expected option term in years	8	8

UCI Holdco, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Environmental Liabilities

The Company accrues for environmental investigation, remediation and penalty costs when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The liability is determined on an undiscounted cash flow basis and is not reduced for potential claims for recovery. Claims for recovery are recognized as agreements are reached with third parties. Environmental expenditures are capitalized if they mitigate or prevent future contamination or if they improve the environmental safety or efficiency of the existing assets. All other environmental costs are expensed as incurred. Environmental cost estimates may include expenses for remediation of identified sites, long term monitoring, payments for claims, administrative expenses, and expenses for ongoing evaluations and litigation. The liability is adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available.

Insurance Reserves

The Company’s insurance for workers’ compensation, automobile, product and general liability includes high deductibles for which the Company is responsible. Deductibles, for which the Company is responsible, are estimated and recorded as expenses in the period incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. The estimates and assumptions include estimates of collectibility of accounts receivable and the realizability of inventory, goodwill and other intangible assets. They also include estimates of cost accruals, environmental liabilities, warranty and product returns, insurance reserves, income taxes, pensions and other postretirement benefits and other factors. Management has exercised reasonableness in deriving these estimates; however, actual results could differ from these estimates.

In the fourth quarter of 2005, the Company recorded a change in its estimate of outstanding potential warranty returns. See Note 13.

Segment Reporting

In accordance with the provisions of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the Company reports as one segment. The Company is in one business, which is the manufacturing and distribution of vehicle parts. The products and services, customer base, distribution channel, manufacturing process, procurement, and economic characteristics are similar throughout all of the Company’s operations.

Derivative Financial Instruments

The Company recognizes derivatives as either assets or liabilities in the balance sheet and measures those instruments at fair value. Changes in the fair value of those instruments will be reported in income or other comprehensive income (loss) depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative, and the effect on the financial statements, will depend on its hedge designation and whether the hedge is highly effective in offsetting changes in the fair value of cash flows of the asset or liability hedged.

UCI Holdco, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Defined Benefit Pension and Other Post Retirement Plans

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans — and amendment of FASB Statements No. 87, 88, 106, and 132(R).” At December 31, 2006, the Company adopted SFAS No. 158. See Note 16 for the effects of adopting SFAS No. 158.

New Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109” (“FIN 48”). FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose uncertain tax positions taken, or expected to be taken, on a tax return. The interpretation requires that realization of an uncertain income tax position must be “more likely than not” (i.e., greater than 50% likelihood of receiving a benefit) before it can be recognized in financial statements. Furthermore, this interpretation prescribes that the benefit recorded must be the amount that will most likely be ultimately realized, assuming a review by tax authorities having all relevant information. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. FIN 48 is effective beginning January 1, 2007. Any cumulative impact resulting from the adoption of FIN 48 would be recorded as an adjustment to beginning retained earnings. The Company does not expect that adoption of FIN 48 will have a material impact on its financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 addresses diversity in practice in quantifying financial statement misstatements for the purpose of assessing materiality. SAB 108 requires that a company quantify misstatements based on the impact of each of their financial statements and related disclosures. SAB 108 is effective as of the end of 2006, allowing for a one-time transitional cumulative effect adjustment to retained earnings as of January 1, 2006 for misstatements that were not previously deemed material, but are material under guidance in SAB 108. Adoption of SAB 108 did not have an impact on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007. The Company has not evaluated the impact of this statement on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115.” SFAS No. 159 permits companies to choose to measure certain financial instruments and other items at fair value. This statement is effective for fiscal years beginning after November 15, 2007. The Company has not evaluated the impact of this statement on its financial statements.

NOTE 2 —	ACQUISITION OF ASC INDUSTRIES, INC.

On May 25, 2006 (the “ASC Acquisition Date”), UCI acquired all of the outstanding capital stock of ASC Industries, Inc. and its subsidiaries (“ASC”). This transaction is referred to herein as the “ASC Acquisition.”

ASC is a manufacturer and distributor of water pumps, with 2005 revenues of $98 million.

The ASC Acquisition is accounted for under the purchase method of accounting and, accordingly, the results of operations of ASC have been included in the Company’s results beginning on the ASC Acquisition Date.

UCI Holdco, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Purchase Price

The preliminary ASC Acquisition purchase price, including $4.4 million of fees and expenses directly related to the ASC Acquisition, was $127.4 million. In addition, UCI assumed $12.0 million of ASC debt and certain other ASC obligations related to the acquisition.

Financing for the ASC Acquisition

Financing for the ASC Acquisition was comprised of the following (in millions):

Proceeds from additional UCI debt	$113.0
UCI’s cash on hand	6.1
Rollover equity	8.3

$127.4

Certain ASC stockholders exchanged $8.3 million of ASC stock for the stock of UCI Holdco, and UCI Holdco contributed the ASC stock to UCI. This stock is referred to as “rollover equity” in the above table.

Pursuant to the Stock Purchase Agreement, ASC was required to repay $81.6 million of certain ASC debt and other ASC obligations. These repayments were made from the cash received by ASC stockholders from the sale of the ASC stock to UCI.

Preliminary Allocation of the ASC Acquisition Purchase Price

The information included herein has been prepared based on a preliminary allocation of the preliminary ASC Acquisition purchase price. This allocation, set forth in the table below, was based on preliminary estimates of the fair value of the assets acquired and liabilities assumed. The purchase price allocation is subject to change until all pertinent information regarding the ASC Acquisition and the assets and liabilities of ASC is obtained and fully evaluated. Additional pertinent information that the Company is in the process of obtaining includes, but is not limited to, finalized independent third-party appraisals of property, plant and equipment and intangible assets, other than goodwill. Finalization of the allocation of the ASC Acquisition purchase price could result in material changes to the amounts presented herein. The allocation of the ASC Acquisition purchase price will be finalized within one year after the ASC Acquisition Date.

The preliminary allocation of the ASC Acquisition purchase price follows (in millions):

Cash	$3.8
Accounts receivable	11.4
Inventory	40.8
Property, plant and equipment	28.2
Acquired intangible assets	17.3
Goodwill	73.3
Other assets	2.0
Accounts payable and accrued liabilities	(26.3)
Long-term debt and capital lease obligations	(11.3)
Other liabilities	(4.7)
Deferred income taxes	(7.1)

$127.4

UCI Holdco, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Goodwill is not deductible for income tax purposes. Acquired intangible assets are primarily customer relations and trademarks, which are amortized on an accelerated basis commensurate with the expected benefits. The useful lives of these intangibles are estimated to range from 3 to 20 years.

Pro Forma Information

The unaudited pro forma income statement information presented below is based on the historical income statements of the Company and ASC and have been adjusted on a pro forma basis to give effect to the ASC Acquisition and the related financing as if they had occurred on January 1, 2005. The pro forma adjustments give effect to (i) the preliminary allocation of the preliminary ASC Acquisition purchase price, (ii) UCI’s ASC Acquisition related financing, and (iii) the repayment by ASC of $81.6 million of ASC debt and other ASC obligations from the proceeds received in connection with the ASC Acquisition as if they occurred on January 1, 2005.

The unaudited pro forma financial information does not purport to represent what the results of operations would have been had the ASC Acquisition occurred as of the date indicated, or what results will be in future periods.

	Year Ended December 31,
	2006	2005
	(In millions)

Net sales	$947.8	$911.0
Operating income	68.3	31.4
Net income (loss) from continuing operations	13.3	(14.3)
Net (loss) income	(1.5)	(11.3)

The 2006 pro forma results include the losses described in Notes 3 and 5. The 2005 pro forma results include the losses described in Note 6, the change in estimate described in Note 13 and, on a pro forma basis, the write off of unamortized deferred financing costs described in Note 14.

NOTE 3 — COSTS OF INTEGRATION OF WATER PUMP OPERATIONS AND RESULTING ASSET IMPAIRMENT LOSSES

Before the ASC Acquisition, the Company’s “pre-acquisition water pump operations” manufactured water pumps and distributed them to all market channels. The Company is in the process of integrating its pre-acquisition water pump operations with the water pump operations of ASC. All domestic water pump manufacturing will be combined at ASC’s manufacturing facility. The Company’s pre-acquisition water pump facility will be closed. In connection with this consolidation, the Company recorded the following pre-tax expenses and losses in 2006 (in millions):

Land, building and equipment impairment losses	$4.3
Severance	1.7
Other integration costs	1.0

$7.0

These $7.0 million of costs are presented in the 2006 income statement as “Costs of integration of water pump operations and resulting asset impairment losses.”

The non-cash $4.3 million land, building and equipment impairment losses pertain to assets that will not be used when the water pump integration is completed. These assets have been written down by $4.3 million

UCI Holdco, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

to their estimated net realizable value, when sold or scrapped. The estimated realizable values were based on preliminary estimates by independent third-party appraisers and management’s judgment.

The $1.0 million of other integration costs, presented in the table above, includes travel expenses, transportation costs and other expenditures incurred solely for the purpose of transferring production and distribution to ASC’s facilities and completing integration of the operations.

As part of the water pump integration, in the third quarter of 2007, the Company will close its pre-acquisition water pump manufacturing facility. As a result of the facility closure, the Company will incur up to $3.1 million of severance costs. Substantially all of the employees at the Company’s pre-acquisition water pump factory will be terminated. All 311 permanent employees of this facility are eligible for severance benefits, which will be earned only if an employee remains employed until a Company-designated termination date. The severance benefits are (i) a three month continuation of medical insurance after termination and (ii) a lump sum payment, which varies based on years of service. $1.7 million of these severance costs have been recorded as expense in 2006. The remaining $1.4 million of these severance costs will be expensed ratably over the remaining 2007 employment periods of the affected employees.

Approximately $0.3 million of these severance costs were paid in 2006. The remainder will be paid in 2007, primarily in the second and third quarters.

Additional Water Pump Integration Costs

In addition to the $7.0 million of costs presented above, the Company recorded $3.9 million of other costs directly related to the integration of its water pump operations. These costs are classified in “Cost of sales” and include (i) $2.0 million of extra costs and operating inefficiencies caused by the wind-down of our previously owned factory and (ii) a $1.9 million write-off of component parts that will not be usable when all production is transitioned to the ASC product designs.

Combined Effects

The (i) $7.0 million of costs reported in the 2006 income statement as “Costs of integration of water pump operations and resulting asset impairment losses” and (ii) the $3.9 million of costs included in “Cost of sales” have resulted in a combined after-tax loss of $7.0 million in 2006.

The December 31, 2006 balance sheet includes accrued liabilities of $1.4 million for severance and $0.2 million of other integration costs, which were expensed in 2006 but had not yet been paid. The Company intends to sell the land and building of its pre-acquisition water pump operation. The $1.6 million net realizable value of these assets is classified as “Assets held for sale” in the December 31, 2006 balance sheet.

NOTE 4 —	DISCONTINUED OPERATIONS

Sales of driveline components and specialty distribution operations

On June 30, 2006, UCI sold its driveline components operation and its specialty distribution operation. The driveline components operation manufactured and distributed products including universal joints, drive shafts, CV joints and boot kits, and small vehicle CV half shafts. The specialty distribution operation sold hard-to-find products in categories such as engine and transmission parts, power train components, engine mounts, and shop supplies.

The driveline components and specialty distribution operations were sold to two separate buyers for a combined $33.4 million of cash, net of fees and expenses. In connection with the driveline components transaction, UCI retained $4.9 million of pension liabilities. The Company recorded a combined after-tax loss of $18.5 million on these sales.

UCI Holdco, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Sale of lighting systems operation

On November 30, 2006, UCI sold its lighting systems operation. This operation manufactured and distributed lighting systems for commercial vehicles. Its customers were primarily in Europe.

The lighting systems operation was sold for $37.2 million in cash, net of fees and expenses. In 2006, the Company recorded a $1.6 million after-tax gain on the sale.

The final sale price of the lighting systems operation is subject to certain post-closing adjustments, including an increase or decrease dependent on finalization of net working capital. In addition, the sale price could increase by up to $2.3 million, depending on the amount of proceeds from the possible post-closing sale of a lighting systems building. Also, if structural changes are made to its pension plan before March 2008, and if such changes result in a reduction in the actuarially determined deficit, the final sale price could increase by up to an additional $2.2 million. Any adjustment in the sale price will result in a commensurate adjustment to the pre-tax gain on the sale of the lighting systems operation.

Reported as discontinued operations

The operating results and the assets and liabilities of all three of the sold operations are presented as discontinued operations in the Company’s consolidated financial statements for all periods presented. Net sales and income before income taxes for these discontinued operations is presented below (in millions):

	Year Ended December 31,
	2006	2005	2004

Net sales	$124.4	$196.1	$192.3
Income before income taxes	3.6	5.0	7.0

The pre-tax income presented in the above table includes deductions for allocated interest expense of $0.3 million, $0.5 million and $0.3 million for the years ended December 31, 2006, 2005 and 2004, respectively. Interest expense is allocated to discontinued operations in accordance with EITF Issue No. 87-24, which requires allocation of interest expense to discontinued operations to the extent UCI is required to repay debt as of result of a disposition transaction.

NOTE 5 —	2006 COSTS OF CLOSING FACILITIES AND CONSOLIDATING OPERATIONS

The following table summarizes the costs of closing facilities, which were recorded in 2006 (in millions):

	Asset
	Write-Downs	Severance	Other	Total

Closure of Canadian facility	$0.4	$0.4	$0.1	$0.9
Closure of Mexican facility	0.8	1.8	2.9	5.5

	$1.2	$2.2	$3.0	$6.4

Closure of Canadian facility

In 2006, UCI closed its Canadian facility, which manufactured and distributed mechanical fuel pumps. This production and distribution was transferred to the Company’s fuel pump operations in Fairfield, Illinois. This Canadian facility had sales of $6.2 million and $8.2 million in 2005 and 2004, respectively.

Closure activities were completed in 2006. The severance and other costs were paid in 2006.

After tax, the losses recorded for the Canadian facility closure totaled $0.6 million.

UCI Holdco, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Closure of Mexican facility

In 2006, UCI closed its Mexican filter manufacturing plant and transferred production to its Albion, Illinois filter manufacturing facility. In 2005, the Mexican facility produced approximately 13% of the Company’s filters.

Closure activities and the transfer of production were completed in 2006.

After tax, the losses recorded for the Mexican facility closure totaled $3.7 million.

All of the $1.8 million of severance costs and all of the $2.9 million of the other costs related to the shutdown and consolidation were paid in 2006. In addition, the Company spent $1.4 million for capital expenditures in connection with this consolidation in 2006. The aforementioned $2.9 million of other costs were primarily equipment dismantling and transportation costs and $0.6 million of professional fees.

In the first quarter of 2007, the Company sold the land and building formerly used by the Mexican manufacturing operation for approximately $6.7 million, net of fees and expenses. The $4.5 million net book value is classified as “Assets held for sale” in the December 31, 2006 balance sheet. The Company will record a pre-tax gain of approximately $2.2 million in the first quarter of 2007.

NOTE 6 —	2005 ASSET IMPAIRMENTS AND OTHER COSTS

The following table summarizes the Company’s asset impairments and other costs, which were recorded in 2005 (in millions):

	Asset
	Write-Downs	Other	Total

Impairment of trademark	$8.1	$—	$8.1
Impairment of software asset	3.8	—	3.8
Loss on contractual commitment	—	1.3	1.3
Impairment of property and equipment	5.5	—	5.5
Abandonment of an operation	2.2	0.6	2.8

	$19.6	$1.9	$21.5

Impairment of trademark and software asset

In 2005, the Company recorded an impairment loss related to certain trademark and software assets. See Note 11 for a description.

Loss on contractual commitment

In connection with the installation of a new integrated software system (see Note 11), the Company entered into an agreement to outsource certain computer processing functions. The agreement expires in June 2007. As discussed in Note 11, the Company decided not to install the new software system at as many operating locations as initially planned. As a result, the Company will not use all of the outsourced computer processing capacity for which it is obligated to pay. In 2005, the Company recorded a $1.3 million loss for that portion of this contractual commitment that would not be used and, therefore, would not provide future economic benefit. Of this $1.3 million, $0.8 million was paid in 2006 and the remainder will be paid in 2007.

Impairment of property and equipment

In 2005, the Company concluded that the estimate of the future cash flows of its air filter operations in the United Kingdom does not support the carrying value of that operation’s property and equipment.

UCI Holdco, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Consequently, the Company recorded a $5.5 million impairment loss to write down those assets to their fair value. Fair value was estimated based on valuations from an independent appraiser.

Abandonment of an operation

Airtex Products Ltd. (“Airtex UK”) was an indirect wholly-owned subsidiary of UCI with operations in the United Kingdom. During 2005, the largest customer of Airtex UK became insolvent and ceased operations, resulting in the loss of more than 50% of the revenue of Airtex UK. As a result of this situation, the Company decided to cease additional funding of the operations of Airtex UK, and subsequently sold Airtex UK to a newly incorporated English company owned by the local management of Airtex UK. The selling price was £1.

In 2005, the Company recorded a pre-tax non-cash charge of $2.2 million for the impairment of certain assets of Airtex UK and an additional pre-tax charge of $0.6 million for other losses incurred as a result of the abandonment and sale of Airtex UK.

Sales of Airtex UK included in the Company’s consolidated results for the years ended December 31, 2005 and 2004, were $3.7 million and $7.5 million, respectively. Pre-tax losses of Airtex UK included in the Company’s consolidated results for the same two years were $(0.9) million and $(0.2) million, respectively.

NOTE 7 —	ALLOWANCE FOR DOUBTFUL ACCOUNTS

Changes in the Company’s allowance for doubtful accounts are as follows (in millions):

	December 31,
	2006	2005	2004

Beginning of year	$2.5	$2.6	$3.3
Addition due to ASC
Acquisition	0.1	—	—
Provision for doubtful accounts	0.3	0.1	0.1
Accounts written off	(0.2)	(0.2)	(1.0)
Recoveries	—	—	0.2

	$2.7	$2.5	$2.6

NOTE 8 —	SALES OF RECEIVABLES

The Company has agreements to sell undivided interests in certain of its receivables to several factoring companies, which in turn have the right to sell an undivided interest to a financial institution or other third party. The Company enters into these agreements at its discretion, when it determines that the cost of factoring is less than the cost of servicing its receivables with existing debt. Pursuant to these agreements, the Company sold $46 million and $22 million of receivables during 2006 and 2005, respectively.

If receivables had not been factored, $18 million and $6 million of additional receivables would have been outstanding at December 31, 2006 and 2005, respectively. The Company retained no rights or interest, and has no obligations, with respect to the sold receivables. The Company does not service the receivables after the sales.

The sales of receivables were accounted for as a sale in accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” The sold receivables were removed from the balance sheet at the time of sales. The costs of the sales were an agent’s fee and a discount deducted by the factoring companies. These costs were $1.0 million and $0.3 million in 2006 and 2005, respectively. These costs are recorded in the consolidated income statement in “Miscellaneous, net.”

UCI Holdco, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 —	INVENTORIES

The components of inventories are as follows (in millions):

	December 31,
	2006	2005

Raw materials	$47.2	$40.3
Work in process	32.7	23.6
Finished products	97.8	99.2
Valuation reserves	(19.7)	(17.2)

	$158.0	$145.9

NOTE 10 —	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following (in millions):

		December 31,
	Depreciable Life	2006	2005

Land and improvements	5-10 years (for improvements)	$4.9	$8.8
Buildings and improvements	5-40 years	56.0	52.1
Equipment	3-15 years	178.9	130.9

		239.8	191.8
Less accumulated depreciation		(75.2)	(35.9)

		$164.6	$155.9

Included in equipment shown above are purchases totaling approximately $1.7 million and $0.4 million at December 31, 2006 and 2005, respectively, under capital lease obligations. Accumulated amortization was approximately $0.2 million and $0.1 million at December 31, 2006 and 2005, respectively.

Depreciation expense for the years ended December 31, 2006, 2005 and 2004 was $26.2 million, $26.5 million and $29.8 million, respectively.

NOTE 11 —	OTHER INTANGIBLE ASSETS

The components of other intangible assets are as follows (in millions):

		December 31, 2006			December 31, 2005
			Accumulated			Accumulated
	Amortizable Life	Gross	Amortization	Net	Gross	Amortization	Net

Acquired intangible assets
Customer relationships	3 – 20 years	$60.6	$(17.7)	$42.9	$49.4	$(12.5)	$36.9
Technologies	10 years	8.8	(4.4)	4.4	7.1	(3.4)	3.7
Trademarks	10 years	4.4	(0.4)	4.0	—	—	—
Trademarks	Indefinite	29.6	—	29.6	29.6	—	29.6
Integrated software system	7 years	17.8	(3.3)	14.5	15.4	(0.8)	14.6

		$121.2	$(25.8)	$95.4	$101.5	$(16.7)	$84.8

In 2006, as part of the ASC Acquisition, UCI acquired $11.2 million of customer relationship intangible assets, $1.7 million of technologies and $4.4 million of trademarks.

UCI Holdco, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In 2005, as a result of its annual fourth quarter evaluation of trademarks with indefinite lives, the Company identified and recorded an $8.1 million impairment loss on one of its trademarks. This loss was the result of a customer’s decision to market a significant portion of UCI-supplied products under its own private label brand, instead of UCI’s brand. The impairment loss was also due to lower than expected sales of products marketed under UCI’s brand.

In 2005, the Company installed a new integrated software system at three of its North American operating facilities. The implementation process began in the second quarter of 2004. The Company’s intent was to install the new system at all of its North American facilities, after the first three were operating efficiently. As a result, incremental costs were incurred to enable the software to accommodate the needs of the other facilities. These incremental costs were recorded as part of the integrated software system asset. Because of cost/benefit and cash flow considerations, in December 2005, the Company decided to abandon its plans to install this system at the remaining North American operations. Consequently, in the fourth quarter of 2005, an impairment loss of $3.8 million was recorded to write off the costs incurred to accommodate the needs of the other facilities.

The weighted average amortizable life of customer relationships is 15 years.

The estimated amortization expense related to acquired intangible assets and the integrated software system for each of the succeeding five years is (in millions):

	Acquired	Integrated
	Intangible	Software
	Assets	System

2007	$6.9	$2.5
2008	6.3	2.5
2009	5.7	2.5
2010	5.2	2.5
2011	4.7	2.5

NOTE 12 —	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consists of the following (in millions):

	December 31,
	2006	2005

Salaries and wages	$2.9	$2.8
Bonuses	7.5	3.6
Vacation pay	4.5	4.6
Pension and other postretirement liabilities	0.5	8.7
Product returns	27.6	26.2
Rebates, credits and discounts due customers	10.2	11.0
Insurance	10.2	9.7
Taxes payable	9.3	7.5
Other	27.2	16.4

	$99.9	$90.5

NOTE 13 —	PRODUCT RETURNS LIABILITY

The liability for product returns is included in “Accrued expenses and other current liabilities.” This liability includes accruals for parts returned under warranty and for parts returned because of customer excess

UCI Holdco, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

quantities. The Company provides warranties for its products’ performance. Warranty periods vary by part, but generally are either one year or indefinite. In addition to returns under warranty, the Company allows its customers to return quantities of parts that the customer determines to be in excess of its current needs. Customer rights to return excess quantities vary by customer and by product category. Generally, these returns are contractually limited to 3% to 5% of the customer’s purchases in the preceding year. In some cases, the Company does not have a contractual obligation to accept excess quantities. However, common practice for the Company and the industry is to accept periodic returns of excess quantities from on-going customers. If a customer elects to cease purchasing from the Company and change to another vendor, it is industry practice for the new vendor, and not the Company, to accept any inventory returns resulting from the vendor change.

The changes in the Company’s product returns accrual are listed in the table below. The 2005 reduction to sales amount includes $14.0 million resulting from a change in estimate with respect to warranty returns. Based on new information, the Company increased its estimate of the average periods of time from (a) the date that certain products are sold, to (b) the various dates when warranty claims on those products are received. In prior periods, the Company assumed that most warranty claims surfaced soon after the ultimate consumer purchased and installed the product. Based on unexpectedly high loss experience in the fourth quarter of 2005 and research conducted in 2005, the Company now estimates that, in many cases, warranty claims surface over a much longer period of time. Because warranty claims on certain products may be received for a longer period of time than previously estimated, the Company increased the estimate of potential claims outstanding.

The 2005 reduction to sales amount listed below also includes a $2.2 million reduction in product returns liabilities. This favorable effect was the result of the Company reducing the warranty period for one of it product lines. The warranty period was reduced from indefinite to one year after it is purchased by the ultimate consumer.

The 2004 reduction to sales amount includes $2.1 million for a single, unusually large quality matter. There were no similar issues in 2006 or 2005.

Changes in the Company’s product returns accrual are (in millions):

	Year Ended December 31,
	2006	2005	2004

Beginning of year	$26.2	$14.7	$13.5
Addition due to ASC Acquisition	1.4	—	—
Cost of unsalvageable returned parts	(50.2)	(39.8)	(37.9)
Additional reductions to sales	50.2	51.3	39.1

End of year	$27.6	$26.2	$14.7

UCI Holdco, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 —	DEBT

The Company’s debt as of December 31, 2006 is summarized as follows (in millions):

	December 31,
	2006	2005

UCI short-term borrowings	$8.6	$0.3
UCI capitalized leases	1.1	—
UCI term loan	265.0	217.0
UCI senior subordinated notes	230.0	230.0
UCI Holdco floating rate senior PIK notes	235.0	—
Debt discount	(12.3)	(4.7)

	727.4	442.6
Less:
Short-term borrowings	8.6	0.3
Current maturities	0.5	—

Long-term debt	$718.3	$442.3

UCI Holdco’s floating rate senior PIK notes — On December 20, 2006, UCI Holdco issued $235 million of Floating Rate Senior PIK Notes (the “Holdco Notes”). These notes were sold at a 3.5% discount and are due December 15, 2013.

Cash fees related to the issuance of the Holdco Notes were $2.3 million. This $2.3 million was recorded as an addition to “Deferred financing costs” and is amortized as interest expense over the life of the notes.

Interest on the Holdco Notes is payable quarterly beginning March 15, 2007. The interest rate for the Holdco Notes is based on three-month LIBOR plus the applicable spread. This rate was 12.365% at December 31, 2006. The spread is 700 basis points through December 15, 2007, 750 basis points from December 15, 2007 through December 15, 2008, and 800 basis points after December 15, 2008. Interest on the Holdco Notes will be paid by issuing new notes until December 15, 2011. After 2011, the interest will be payable in cash.

On March 15, 2012 and each quarter thereafter, UCI Holdco is required to redeem for cash a portion of each note required to be redeemed to prevent such note from being treated as an applicable high yield discount obligation. The redemption price for the portion of each note so redeemed will be 100% of the principal amount of such portion plus any accrued interest at the date of redemption.

On or after December 15, 2007, UCI Holdco has the option to redeem all or part of the Holdco Notes at the following redemption prices (expressed as percentages of principal amount):

Twelve Months Beginning December 15:	Percentage

2007	100%
2008	103%
2009	102%
2010	101%
2011 and thereafter	100%

In specified changes in control, holders of the Holdco Notes have the right to require UCI Holdco to redeem all or any part of the notes at the redemption price of 101% of the principal amount.

UCI Holdco, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Holdco Notes are unsecured and will rank pari passu with any future senior indebtedness of UCI Holdco and will rank senior to any future subordinated indebtedness of UCI Holdco. The Holdco Notes are effectively subordinated to future secured indebtedness, to the extent of the value of the collateral securing such indebtedness. The Holdco Notes are effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries (other than indebtedness or other liabilities owed to UCI Holdco).

The Holdco Notes indenture contains covenants that restrict UCI Holdco’s ability to: incur or guarantee additional debt, pay dividends or redeem stock, make certain investments, sell assets, merge or consolidate with other entities, and enter into transactions with affiliates. Management believes that UCI Holdco is currently in compliance with all of these covenants.

UCI’s senior credit facilities — In connection with the ASC Acquisition, on May 25, 2006, UCI entered into an Amended and Restated Credit Agreement. This Amended and Restated Credit Agreement replaced UCI’s previously existing senior credit facility, and provided for additional borrowing capacity of up to $113 million.

UCI replaced the $217 million term loan that was outstanding at May 25, 2006 under its previously existing senior credit facility with a term loan borrowing under the new credit facility. In addition, $113 million of this term loan was borrowed to finance a portion of the ASC Acquisition purchase price.

Cash fees related to the new Amended and Restated Credit Agreement were $3.6 million. This $3.6 million was recorded as an addition to “Deferred financing costs” and is amortized as interest expense over the remaining life of the new debt. In 2006, the Company recorded a $2.6 million loss to write off the unamortized deferred financing costs related to the previously outstanding debt, which was replaced by the borrowing under the new credit facility. This $2.6 million loss is recorded as “Write-off of deferred financing costs” in the 2006 income statement.

The $265 million term loan is secured by all tangible and intangible assets of UCI. Interest is payable quarterly or more frequently depending on the Eurodollar interest periods that may be elected by UCI. The interest rate is variable and is determined as described in the next paragraph. In 2006 and 2005, UCI voluntarily prepaid $65 million and $15 million, respectively, of the senior credit facility term loan. In the first quarter of 2007, UCI voluntarily prepaid $40 million. After this prepayment, $27.5 million is due September 2011, $72.5 million is due in each of December 2011 and March 2012, and $52.5 million is due in June 2012.

UCI may select from two options to determine the interest rate on the term loan and revolving credit borrowings. The two options are the Base Rate or Eurodollar Rate plus, in each case, an applicable margin. The applicable margin is subject to adjustment based on a consolidated leverage ratio, as defined. The Base Rate is a fluctuating interest rate equal to the higher of (a) the prime lending rate as set forth on the British Banking Association Telerate page 5 or another comparable page and (b) the Federal funds effective rate plus 0.50%. At December 31, 2006 and 2005, the interest rate was 7.63% and 6.81%, respectively. In addition to interest on outstanding borrowings, UCI is required to pay a commitment fee on any unused revolving credit facility commitments at a per annum rate of 0.50%, subject to adjustment based upon the consolidated leverage ratio as defined. (See Note 22 for the impact of interest rate swaps.)

UCI’s senior credit facility also includes a $75 million revolving credit facility, which is available until 2010. Revolving credit borrowings are secured by all tangible and intangible assets of UCI. The interest rate is variable and is determined as described in the preceding paragraph. At December 31, 2006 and 2005, there were no borrowings outstanding under the revolving credit facility. At December 31, 2006, $9.4 million of the borrowing capacity had been used to support outstanding letters of credit. Accordingly, at December 31, 2006, $65.6 million was available for borrowing under the revolving credit facility.

The senior credit facilities require UCI to maintain certain financial covenants and require mandatory prepayments under certain events as defined in the agreement. Also, the facilities include certain negative

UCI Holdco, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

covenants restricting or limiting UCI’s ability to, among other things: declare dividends or redeem stock; prepay certain debt; make loans or investments; guarantee or incur additional debt; make capital expenditures; engage in acquisitions or other business combinations; sell assets, and alter UCI’s business. UCI is in compliance with all of these covenants.

In December 2006, UCI paid to UCI Acquisition and UCI Acquisition paid to UCI Holdco a $35.3 million dividend. UCI entered into an amendment to the senior credit facility for the purpose of paying this dividend.

UCI’s senior subordinated notes (the “Notes”) — The Notes bear interest at 9 3/8%. Interest is payable semi-annually, in arrears on June 15 and December 15 of each year. The Notes are unsecured and rank equally in right of payment with any of UCI’s future senior subordinated indebtedness. They are subordinated to indebtedness and other liabilities of UCI’s subsidiaries that are not guarantors of the Notes. They are guaranteed on a full and unconditional and joint and several basis by UCI’s domestic subsidiaries. The Notes mature on June 15, 2013.

The Notes indenture contains covenants that limit UCI’s ability to: incur or guarantee additional debt, pay dividends or redeem stock, make certain investments, and sell assets. UCI is in compliance with all of these covenants.

UCI’s short-term borrowings — At December 31, 2006, short-term borrowings included $1.2 million of a Spanish subsidiary’s notes payable and $7.4 million of the Chinese subsidiaries notes payable to foreign credit institutions. At December 31, 2006, the interest rate on the Spanish subsidiary’s notes payable and the Chinese subsidiaries notes payable was 4.5% and 6.1%, respectively. The Spanish subsidiary’s notes payable are collateralized by certain accounts receivable related to the amounts financed. The Chinese subsidiaries notes payable are unsecured.

Future payments — The following is a schedule of future payments of debt at December 31, 2006 (in millions):

2007	$9.1
2008	0.1
2009	0.1
2010	0.1
2011	120.0
Thereafter	610.3

$739.7

Interest expense — Net interest expense in 2006 was $44.2 million, including $0.6 million of fees for senior credit agreement amendments and $0.7 million of accelerated write-off of deferred financing costs due to the voluntary prepayments of $65 million of the senior credit facility term loan. Net interest expense in 2005 was $36.1 million, including a $0.3 million senior credit agreement amendment fee and $0.2 million of accelerated write-off of deferred financing costs due to the voluntary prepayment of $15 million of the senior credit facility term loan. Net interest expense in 2004 was $35.9 million, including $1.0 million of accelerated write-off of deferred financing costs due to the voluntary prepayment of $65 million of the senior credit facility term loan. In 2004, the Company capitalized $0.6 million of interest. No interest was capitalized in 2006 and 2005.

UCI Holdco, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 —	INCOME TAXES

The components of income (loss) before income taxes are as follows (in millions):

	Year Ended December 31,
	2006	2005	2004

Income (loss) before income taxes
United States	$9.5	$2.1	$45.0
Non-United States	(3.9)	(9.2)	(0.1)

	$5.6	$(7.1)	$44.9

Components of income tax expense are as follows (in millions):

	Year Ended December 31,
	2006	2005	2004

Current
Federal	$—	$5.5	$9.1
State	1.5	1.2	2.0
Foreign	1.8	(1.1)	1.1

	3.3	5.6	12.2

Deferred
Federal	(3.3)	(4.7)	6.3
State	0.4	(0.3)	(0.1)
Foreign	(0.2)	(0.1)	(0.6)

	(3.1)	(5.1)	5.6

	$0.2	$0.5	$17.8

A reconciliation of income taxes computed at the United States Federal statutory tax rate to income tax expense follows (in millions):

	Year Ended December 31,
	2006	2005	2004

Income tax expense (benefit) at U.S. Federal statutory rate	$2.0	$(2.5)	$15.7
R&D tax credit	(0.2)	(1.0)	—
Federal tax benefit resulting from the “check the box” election of a foreign subsidiary	(2.7)	—	—
Foreign income tax losses not benefited and rate differential	1.5	1.9	0.5
State income taxes, net of Federal income tax benefit	1.1	0.6	1.3
Loss on abandonment of a foreign operation not benefited	—	1.0	—
2005 Federal provision to return adjustment	(1.0)	—	—
Other, net	(0.5)	0.5	0.3

Income tax expense	$0.2	$0.5	$17.8

The adjustment in the above table for “2005 Federal provision to return adjustment” is a reduction in tax expense to adjust the estimated 2005 tax liabilities to actual expense reported in the Company’s 2005 U.S. Federal tax return as filed in September 2006. This adjustment was primarily due to the impact of foreign

UCI Holdco, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

earnings on U.S. Federal taxable income. The adjustment in the above table for “Loss on abandonment of a foreign operation not benefited” is due to a loss that is not deductible for foreign or U.S. tax purposes.

Deferred taxes are attributable to the following (in millions):

	December 31,
	2006	2005

Deferred tax assets
Pension and postretirement benefits	$8.8	$7.3
Product returns and warranty accruals	10.7	10.5
Inventory valuation	9.3	7.7
Acquired intangible asset impairment	—	2.8
Net operating loss carryforwards	13.9	1.4
Vacation accrual	1.3	1.8
Insurance accruals	2.4	2.0
Allowance for doubtful accounts	1.0	1.0
Tax credit carryforwards	0.6	0.9
Pension liability adjustment included in other comprehensive income (loss)	2.3	0.9
Contractual commitment and other accruals	0.9	0.5
Environmental accruals	0.2	0.2
Other	1.9	0.9

	53.3	37.9
Less: valuation allowance for foreign tax credit carryforwards and foreign net operating loss carryforwards	(3.1)	(2.3)

Total deferred tax assets	50.2	35.6

Deferred tax liabilities
Depreciation and amortization	(15.2)	(14.5)
Goodwill amortization for tax, but not book	(10.2)	(6.5)
Acquired intangible assets	(3.7)	—
Cumulative foreign exchange adjustment included in other comprehensive income (loss)	(0.1)	—
Prepaid expenses	(2.9)	(1.2)
Other	(1.0)	(0.2)

Total deferred tax liabilities	(33.1)	(22.4)

Net deferred tax assets	$17.1	$13.2

The net deferred tax assets are included in the balance sheet as follows (in millions):

	December 31,
	2006	2005

Deferred tax assets	$34.4	$22.5
Deferred tax liabilities	(17.3)	(9.3)

Net deferred tax assets	$17.1	$13.2

UCI Holdco, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2006, the Company had $8.8 million of foreign net operating loss carryforwards with no expiration date and $0.4 million of foreign tax credit carryforwards, which expire in 2013 and 2014. In assessing the realization of the deferred tax assets related to these carryforwards, the Company has determined that it is not more likely than not that the deferred tax assets will be realized. Therefore, a valuation allowance has been recorded for these carryforwards.

At December 31, 2006, the Company had Federal and State net operating loss carryforwards of $30.4 million and $10.4 million, respectively. These net operating loss carryforwards are expected to be utilized in 2007.

The remaining net deferred tax assets is dependent on the Company generating sufficient taxable income in future years to utilize the benefits of the reversals of temporary differences. The Company has performed an assessment regarding the realization of the remaining net deferred tax assets, which includes projecting future taxable income and the reversal of existing temporary differences, and has determined it is more likely than not that the remaining net deferred tax assets will be realized.

The Company’s tax returns are subject to examination by applicable tax authorities. Because of the judgmental nature of certain tax positions, the Company’s tax provisions take into consideration possible differences between the tax authority determinations and the “as filed” positions of certain assets and liabilities.

The Company does not provide for U.S. income taxes on undistributed earnings of its foreign subsidiaries that are intended to be permanently reinvested. At December 31, 2006, these earnings amounted to approximately $6 million. Determination of the net amount of unrecognized U.S. income taxes with respect to these earnings is not practicable.

NOTE 16 —	EMPLOYEE BENEFIT PLANS

Adoption of SFAS No. 158

The Company adopted SFAS No. 158 effective December 31, 2006. SFAS No. 158 requires the Company to recognize the funded status of each of its defined pension and postretirement benefit plans as a net asset or liability in its balance sheet with an offsetting amount in accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses and unrecognized prior service costs, which were previously netted against the plan’s funded status in the Company’s financial statements pursuant to the provisions of SFAS No. 87. These amounts will be subsequently recognized as net periodic pension cost pursuant to the Company’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost pursuant to the Company’s historical accounting policy for amortizing such amounts.

The provisions of SFAS No. 158 are to be applied prospectively. Therefore, prior periods presented in these consolidated financial statements are not restated.

Pension Plans

The Company maintains defined benefit retirement plans covering certain U.S. and non-U.S. employees. The defined benefit retirement plans are generally based on years of service and employee compensation.

UCI Holdco, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The measurement date used to determine pension obligations is December 31, 2006. The following table sets forth the plans’ status (in millions):

	December 31,
	2006	2005

Change in benefit obligations
Benefit obligations at beginning of year	$209.0	$186.9
Service cost	6.7	7.1
Interest cost	11.3	10.7
Actuarial loss	(11.2)	11.2
Foreign currency change	—	0.1
Plan amendments	0.3	—
Benefits paid	(7.8)	(7.0)

Benefit obligations at end of year	$208.3	$209.0

Change in plan assets
Fair value of plan assets at beginning of year	$161.2	$153.4
Actual return on plan assets	19.7	9.0
Employer contributions	10.2	5.8
Benefits paid	(7.8)	(7.0)

Plan assets at end of year	$183.3	$161.2

Funded status	$(25.0)	$(47.8)
Unrecognized net actuarial loss	—	23.3
Unrecognized prior service cost	—	1.4

Net amount recognized	$(25.0)	$(23.1)

Amounts recognized in the balance sheet at December 31, 2005 are as follows (in millions):

Plans in net asset position included in “Pension and other assets”	$10.8
Intangible pension asset included in “Pension and other assets”	1.4
Amount included in “Accumulated other comprehensive income (loss)” (pre-tax)	2.4
Accrued pension cost included in “Accrued expenses and other current liabilities”	(8.3)
Accrued pension cost included in “Pension and other postretirement liabilities”	(29.4)

$(23.1)

UCI Holdco, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The incremental effects of applying SFAS No. 158 at December 31, 2006, on individual line items of the balance sheet are (in millions):

	Before		After
	Application of		Application of
	SFAS No. 158	Adjustments	SFAS No. 158

Prepaid pension included in “Pension and other assets”	$7.7	$—	$7.7
Liability for pension benefits included in:
“Accrued expenses and other current liabilities”	0.1	—	0.1
“Pension and other postretirement liabilities”	28.7	3.9	32.6
Deferred tax (assets) related to the pension component of accumulated other comprehensive income (loss) included in:
“Deferred tax liabilities”	(0.8)	(1.5)	(2.3)
Accumulated other comprehensive income (loss)	(1.2)	(2.4)	(3.6)

Amounts recognized in “Accumulated other comprehensive income (loss)” at December 31, 2006 consist of (in millions):

	Before		After
	Application of		Application of
	SFAS No. 158	Adjustments	SFAS No. 158

Prior service credit (cost)	$(0.2)	$(0.8)	$(1.0)
Net gain (loss)	(1.8)	(3.1)	(4.9)
Deferred income tax benefit	0.8	1.5	2.3

Accumulated other comprehensive income (loss)	$(1.2)	$(2.4)	$(3.6)

In 2007, a loss of less than $0.1 million will be amortized from “Accumulated other comprehensive income (loss).” The $0.1 million includes amortization of prior service cost and net actuarial loss, which were both less than $0.1 million.

The components of net periodic pension expense are as follows (in millions):

	Year Ended December 31,
	2006	2005	2004

Service cost	$6.7	$7.1	$6.0
Interest cost	11.3	10.7	9.7
Expected return on plan assets	(13.0)	(11.9)	(11.3)
Amortization of prior service cost	0.1	0.1	—
Amortization of unrecognized gain	0.2	0.1	—
Curtailment loss recognized	0.8	—	0.1

	$6.1	$6.1	$4.5

The 2006 $0.8 million curtailment loss related to the sale of UCI’s driveline components operation (Note 4) and is included in the income statement in “Loss on sale of discontinued operations.”

UCI Holdco, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company determines its actuarial assumptions on an annual basis. In determining the present values of the Company’s benefit obligations and net periodic pension expense for all plans as of and for the years ended December 31, 2006, 2005 and 2004, the Company used the following assumptions:

	2006	2005	2004

Weighted average discount rate to determine benefit obligations	5.6%	5.5%	5.7%
Weighted average discount rate to determine net cost	5.6%	5.8%	6.1%
Rate of future compensation increases	4.0%	4.0%	4.0%
Rate of return on plan assets	8.0%	7.8%	7.8%

The assumed rate of return on plan assets was determined based on expected asset allocation and long-term returns for each category of investment.

The weighted-average pension plan asset allocations for all plans are as follows:

	December 31,
	2006	2005

Equity securities	62%	59%
Debt securities	38%	41%

Total	100%	100%

The Company’s investment strategy is to maintain the mix of equity and debt securities in the approximate percentages shown above.

During 2007, the Company expects to contribute approximately $6.8 million to its plans. Pension benefit payments expected to be paid are as follows: $8.2 million in 2007; $8.8 million in 2008; $9.4 million in 2009; $10.0 million in 2010, $10.6 million in 2011, and $60.8 million in 2012 through 2016. Expected benefit payments are based on the same assumptions used to measure the Company’s benefit obligations at December 31, 2006 and include estimated future employee service.

Profit Sharing and Defined Contribution Pension Plans

Certain UCI subsidiaries sponsor defined contribution plans under section 401(k) of the Internal Revenue Code. Eligible participants may elect to defer from 5% to 50% of eligible compensation, subject to certain limitations imposed by the Internal Revenue Code. Such subsidiaries are required to match employees’ contributions based on formulas, which vary by plan. For profit sharing and defined contribution pension plans, the Company expensed $2.9 million, $2.7 million, and $2.7 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Other Postretirement Benefits

Certain UCI subsidiaries provide health care and life insurance benefits to eligible retired employees. The plans are partially funded by participant contributions and contain cost-sharing features such as deductibles and coinsurance.

UCI Holdco, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The measurement date used to determine postretirement obligations is December 31, 2006. The following table presents information for the postretirement plans (in millions):

	December 31,
	2006	2005

Change in benefit obligations
Benefit obligations at beginning of year	$7.9	$7.8
Service cost	0.3	0.3
Interest cost	0.4	0.4
Actuarial gain	—	(0.2)
Benefits paid	(0.4)	(0.4)

Benefit obligations accrued at end of year	$8.2	$7.9

The accrued obligation is included in the balance sheet as follows (in millions):

	December 31,
	2006	2005

Accrued obligation included in “Accrued expenses and other current liabilities”	$(0.4)	$(0.4)
Accrued obligation included in “Pension and other postretirement liabilities”	(7.8)	(7.5)

	$(8.2)	$(7.9)

Adoption of SFAS No. 158 for other postretirement benefits affected accrued liabilities and “Accumulated other comprehensive income (loss)” by less than $0.1 million.

The following are the components of net periodic postretirement benefit cost (in millions):

	Year Ended December 31,
	2006	2005	2004

Service cost	$0.3	$0.3	$0.3
Interest cost	0.4	0.4	0.4

	$0.7	$0.7	$0.7

The Company determines its actuarial assumptions annually. In determining the present values of the Company’s benefit obligations, the Company used a discount rate of 5.75% and 5.5% for the years ended December 31, 2006 and 2005, respectively. In determining the net periodic benefit cost, the Company used a discount rate of 5.5% and 5.75% for the years ended December 31, 2006 and 2005, respectively. The annual health care cost trend rate is assumed to decline from 10% in 2007 to 5% in 2011. Increasing the assumed healthcare cost trend rates by one percentage point would result in additional annual costs of approximately $48,000. Decreasing the assumed health care cost trend rates by one percentage point would result in a decrease of approximately $41,000 in annual costs. The effect on postretirement benefit obligations at December 31, 2006 of a one-percentage point increase is $0.3 million. The effect of a one-percentage point decrease is also $0.3 million.

The Company continues to fund medical and life insurance benefit costs principally on a pay-as-you-go basis. The pay-as-you-go expenditures for postretirement benefits have not been material. During 2007, the Company expects to contribute approximately $0.4 million to its postretirement benefit plans. The benefits expected to be paid in each year from 2008 through 2011 are $0.5 million in each year. The aggregate benefits expected to be paid in the five years 2012 through 2016 are $3.1 million.

UCI Holdco, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 —	COMMITMENTS AND CONTINGENCIES

Leases

The following is a schedule of the future minimum payments under operating leases that have non-cancelable lease terms (in millions):

Minimum
Payments

2007	$4.0
2008	3.4
2009	3.1
2010	2.6
2011	2.4
2012 and thereafter	12.5

$28.0

These leases also provide for payment of taxes and other expenses. Rent expense was $4.9 million, $4.0 million and $4.3 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Insurance Reserves

The Company purchases insurance policies for workers’ compensation, automobile, product and general liability. These policies include high deductibles for which the Company is responsible. Deductibles, for which the Company is responsible, are estimated and recorded as expenses in the period incurred. Estimates of these expenses are updated each quarter and are adjusted accordingly. These estimates are subject to substantial uncertainty because of several factors that are difficult to predict, including actual claims experience, regulatory changes, litigation trends and changes in inflation. Estimated losses for which the Company is responsible are included in the balance sheet in “Accrued expenses and other current liabilities.”

UCI Holdco Shareholders’ Agreement

On May 25, 2006, UCI Holdco entered into a Shareholders’ Agreement, which restricts transfer of shares, requires certain actions upon sale of UCI, and requires the sale of UCI Holdco shares to UCI Holdco or other shareholders at fair market value.

Environmental

The Company is subject to a variety of Federal, state, local and foreign environmental laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances or wastes and the cleanup of contaminated sites. The Company has been identified as a potentially responsible party for contamination at two sites. One of these sites is a former facility in Edison, New Jersey, where a state agency has ordered the Company to continue with the monitoring and investigation of chlorinated solvent contamination. The Company has informed the agency that this contamination was caused by another party at a neighboring facility and has initiated a lawsuit against that party for damages and to compel it to take responsibility for any further investigation or remediation. The second site is a previously owned site in Solano County, California, where the Company, at the request of the regional water board, is investigating and analyzing the nature and extent of the contamination and is conducting some remediation. Based on currently available information, management believes that the cost of the ultimate outcome of these environmental matters will not exceed the $2.0 million accrued at December 31, 2006 by a material amount, if at all. However, because all investigation and analysis has not yet been

UCI Holdco, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

completed and because of the inherent uncertainty in such environmental matters, it is reasonably possible that the ultimate outcome of these matters could have a material adverse effect on results for a single quarter. Expenditures for these environmental matters total $0.6 million, $0.7 million and $0.7 million in 2006, 2005 and 2004, respectively.

Litigation

The Company is subject to various other contingencies, including routine legal proceedings and claims arising out of the normal course of business. These proceedings primarily involve commercial claims, product liability claims, personal injury claims and workers’ compensation claims. The outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty. Nevertheless, the Company believes that the outcome of any currently existing proceedings, even if determined adversely, would not have a material adverse effect on financial condition or results of operations.

Product Recall

The Company is in the process of recalling one of the products it distributes. The estimated cost of this recall ranges from $1 million to $2 million. Due to the uncertainties inherent in this product recall, the estimates are subject to change, which could be significant.

The product being recalled was purchased as a completed product from a third-party manufacturer. The Company believes that this third-party manufacturer is contractually responsible for all costs associated with the recall. The third-party manufacturer has informally accepted responsibility.

In 2005, the Company recorded a $1.0 million accrued liability for this matter and recorded a corresponding $1.0 million receivable, which is included in the balance sheet in “Other current assets”. As of December 31, 2006, less than $0.1 million of claims have been paid.

International Asset Transfers

In 2005, the Company identified a contingent liability resulting from an uncertainty regarding the adequacy of its documentation of certain international asset transfers. In 2005, the Company recorded a $250,000 accrued liability for possible fines. In 2006, the Company secured adequate documentation and, accordingly, reversed the $250,000 accrued liability.

NOTE 18 —	RELATED PARTY TRANSACTIONS

The Company has employment agreements with certain of its executive officers providing for annual compensation amounting to approximately $0.8 million per annum plus bonuses (as defined in the agreements) and severance pay under certain circumstances (as defined in the agreements).

In 2003, the Company entered into a management agreement with TC Group, L.L.C., an affiliate of Carlyle, for management and financial advisory services and oversight to be provided to UCI Holdco and its subsidiaries. Pursuant to this agreement, the Company pays an annual management fee of $2.0 million and out-of-pocket expenses, and the Company may pay Carlyle additional fees associated with financial advisory and other future transactions. The management agreement provides for indemnification of Carlyle against liabilities and expenses arising out of Carlyle’s performance of services under this agreement. The agreement terminates either, when Carlyle or its affiliates own less than 10% of UCI Holdco’s equity interest, or, when the Company and Carlyle mutually agree to terminate the agreement.

In May 2006, the Company paid $2.5 million to the Carlyle Group for their services in connection with the ASC Acquisition and the related financing.

UCI Holdco, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As part of the ASC Acquisition, UCI acquired a 51% interest in a Chinese joint venture. This joint venture purchases aluminum castings from UCI’s 49% joint venture partner, Shandong Yanzhou Liancheng Metal Products Co. Ltd and other materials from the joint venture partner’s affiliates. From the May 25th ASC Acquisition Date to December 31, 2006, approximately $7 million of aluminum castings and other materials were purchased from UCI’s joint venture partner and its affiliates.

A member of UCI Holdco’s Board of Directors is also a director of a UCI customer. Net sales to that customer were approximately $35.5 million, $9.1 million and $8.9 million in 2006, 2005 and 2004, respectively.

UCI rents a building and machinery from a company that is owned by a shareholder of UCI Holdco. Annual rental payments are at fair market value and are approximately $1.1 million.

NOTE 19 —	GEOGRAPHIC INFORMATION

The Company had the following net sales by country (in millions):

	Year Ended December 31,
	2006	2005	2004

United States	$770.9	$692.0	$718.1
Mexico	39.2	29.9	25.2
Canada	27.6	30.0	28.0
United Kingdom	12.6	12.6	14.5
France	7.9	7.0	5.5
Venezuela	4.5	4.1	3.4
Germany	3.9	3.5	4.2
Spain	3.6	3.7	3.4
Other	35.9	29.9	32.0

	$906.1	$812.7	$834.3

Net long-lived assets by country are as follows (in millions):

	December 31,
	2006	2005

United States	$220.4	$253.8
United Kingdom	25.9	30.3
Mexico	12.4	13.1
Spain	3.4	3.6
China	20.8	—
Goodwill	239.8	166.6

	$522.7	$467.4

NOTE 20 —	STOCK OPTIONS

Adoption of SFAS No. 123R

In January 2006, the Company adopted SFAS No. 123R, “Share-Based Payment.” The Company elected the modified prospective method of adoption under which prior periods are not revised. Prior to January 2006, the Company accounted for stock options in accordance with the disclosure-only provisions of SFAS No. 123.

UCI Holdco, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In 2006, a $1.6 million expense ($1.0 million after-tax) was recorded for stock option based compensation. In accordance with the accounting rules applied in 2005 and 2004, there was no such expense recorded in 2005 and 2004. See Note 1 for the pro forma expense related to 2005 and 2004.

Description of Plan and Valuation of Stock Options

UCI Holdco adopted a stock option plan in 2003. The option plan permits the granting of options to purchase shares of common stock of UCI Holdco to the Company’s employees, directors, and consultants. Options granted pursuant to the option plan must be authorized by the Compensation Committee of the Board of Directors of UCI Holdco. The aggregate number of shares of UCI Holdco’s common stock that may be issued under the option plan may not exceed 450,000. The terms of the options may vary with each grant and are determined by the Compensation Committee within the guidelines of the option plan. No option life can be greater than ten years. Options currently vest over an 8 year period, and vesting of a portion of the options could accelerate if the Company achieves certain financial targets, or in the event of certain changes in ownership. Except for the options granted in December 2006, since inception of the option plan, the exercise price of all options granted has been $100, equal to the estimated market value of UCI Holdco’s common stock on the date of grant. In January 2007, as a result of the dividend paid to UCI Holdco shareholders of approximately $96 per share, the exercise price for all options outstanding as of that date was revised to $5 per share. See “Modifications” below.

Information related to the number of shares under options follows:

	December 31,
	2006	2005	2004

Number of shares under option:
Outstanding, beginning of year	304,040	304,578	278,678
Granted	49,500	39,500	73,900
Canceled	(31,975)	(40,038)	(48,000)

Outstanding, end of year	321,565	304,040	304,578

Exercisable, end of year	108,290	92,657	74,381

The weighted-average remaining life of options that were exercisable at December 31, 2006, and for all options outstanding at December 31, 2006, was 7.5 years. Except for the options granted in December 2006, the weighted-average exercise price and intrinsic value for all options outstanding, granted, cancelled, and exercisable was $100 per share and $0 per share, respectively. The exercise price of the options granted in December 2006 was $118.63 per share and the intrinsic value was $0 per share.

The Black-Scholes option pricing model was used to estimate fair values of the options as of the date of grant using the assumptions listed below. Except for the options granted in December 2006, the fair value of options granted in 2006 was $53.51. The fair value of the options to purchase 2,000 shares that were granted in December 2006 was $72.88 per share.

	December
	Grants	All Others

Dividend yield	0.00%	0.00%
Risk-free interest rate	4.95%	4.34%
Volatility	50.2%	41.00%
Expected option term in years	5	8
Exercise price per share	$118.63	$100
Market value per share	$118.63	$100

UCI Holdco, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Because of its large outstanding debt balances, UCI Holdco does not anticipate paying cash dividends in the foreseeable future, and, therefore, uses an expected dividend yield of zero. The expected option term is based on the assumption that options will be outstanding throughout their 8-year vesting period. Volatility is based upon the volatility of comparable publicly traded companies. Because UCI Holdco is not publicly traded, the market value of its stock is estimated based upon the valuation of comparable publicly traded companies, valuation of reported acquisitions of comparable companies, and discounted cash flows. The exercise price and market value per share amounts presented above were as of the date the stock options were granted. They do not take into account the December 2006 UCI Holdco dividend discussed below in “Modifications.”

At December 31, 2006, there was $6.0 million of unrecognized compensation cost relating to outstanding unvested stock options. Approximately $1.8 million of this cost will be recognized in 2007. The balance will be recognized in declining amounts through 2014.

The $1.6 million of stock option based compensation expense recorded in 2006 is a non-cash charge. Since the inception of the option plan, no options granted have been exercised and, accordingly, no cash has been received from any option holder.

Modifications

In December 2006, UCI Holdco declared a dividend of approximately $96 per share of common stock. In accordance with the terms of the stock option agreement, in January 2007, the exercise price of all outstanding options was lowered to offset the adverse effect the dividend had on the value of the options. This change did not increase the value of the options; consequently, no additional compensation expense was or will be incurred.

NOTE 21 —	FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash and cash equivalents — The carrying amount of cash equivalents approximates fair value because the original maturity is less than 90 days.

Trade accounts receivable — The carrying amount of trade receivables approximates fair value because of their short outstanding terms.

Trade accounts payable — The carrying amount of trade payables approximates fair value because of their short outstanding terms.

Short-term borrowings — The carrying value of these borrowings equals fair market value because their interest rates reflect current market rates.

Long-term debt — The fair market value of the $235 million Holdco Notes at December 31, 2006 was $230 million. The fair market value of the $230 million senior subordinated notes at December 31, 2006 was $234 million. The carrying value of borrowings under the senior credit facility equals fair market value because their variable interest rates reflect market rates.

Interest rate swaps — Interest rate swaps are marked to market at the end of each reporting period.

NOTE 22 —	INTEREST RATE SWAPS

In connection with UCI’s senior credit facilities, UCI had interest rate swap agreements, which expired in August 2005. These agreements effectively converted $118 million of variable rate debt to fixed rate debt for the two years ended August 2005. On August 10, 2005, UCI entered into new interest rate swap agreements. These agreements effectively convert $80 million of variable rate debt to fixed rate debt for the two years ending August 2007, and $40 million for the 12-month period ending August 2008. The variable component

UCI Holdco, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of the interest rate on borrowings under the senior credit facilities is based on LIBOR. Under the swap agreements, UCI will pay 4.4%, and will receive the then current LIBOR, on $80 million through August 2007 and $40 million for the 12-month period ending August 2008.

The Company does not use derivatives for trading or speculative purposes nor is it a party to leveraged derivatives. The Company has a policy of entering into contracts with only carefully selected major financial institutions, based upon their credit ratings and other factors.

The Company recorded an asset of $0.8 million and $0.5 million at December 31, 2006 and 2005, respectively, to recognize the fair value of interest derivatives. The Company has also recorded a tax liability of $0.3 million and $0.2 million at December 31, 2006 and 2005, respectively, associated therewith. The net offset is recorded in “Accumulated other comprehensive income (loss).”

NOTE 23 —	OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income (loss) for the years ended December 31, 2006 and 2005 are as follows (in millions):

	2006			2005
			Net of			Net of
	Pre-Tax	Tax	Tax	Pre-Tax	Tax	Tax
	Amount	Benefit	Amount	Amount	Benefit	Amount

Interest rate swaps	$0.3	$(0.1)	$0.2	$(0.1)	$—	$(0.1)
Foreign currency adjustment	0.2	—	0.2	(4.5)	2.0	(2.5)
Pension liability adjustment	0.5	(0.2)	0.3	(1.6)	0.6	(1.0)

	$1.0	$(0.3)	$0.7	$(6.2)	$2.6	$(3.6)

Accumulated other comprehensive income (loss) is as follows (in millions):

				Total
				Accumulated
				Other
		Foreign	Pension	Comprehensive
	Interest	Currency	Liability	Income
	Rate Swaps	Adjustment	Adjustment	(Loss)

Balance at January 1, 2005	$0.4	$2.9	$(0.5)	$2.8
2005 change	(0.1)	(2.5)	(1.0)	(3.6)

Balance at December 31, 2005	0.3	0.4	(1.5)	(0.8)
2006 change	0.2	0.2	0.3	0.7
Cumulative effect adjustment due to the adoption of SFAS No. 158	—	—	(2.4)	(2.4)

Balance at December 31, 2006	$0.5	$0.6	$(3.6)	$(2.5)

UCI Holdco, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 —	OTHER INFORMATION

Cash payments for interest and income taxes (net of refunds) and non-cash transactions follow (in millions):

	Year Ended December 31,
	2006	2005	2004

Cash flow information:
Interest	$41.6	$35.3	$32.9
Income taxes (net of refunds)	(0.4)	12.8	17.4

In 2004, the Company recorded $0.9 million pre-tax expense for losses associated with the closure of certain distribution facilities in the third and fourth quarters. The pre-tax expense includes $0.1 million of employee severance costs and $0.8 million for lease commitments, net of estimated sublease income. Such lease commitments are for distribution facilities that will not be used by the Company for the remaining term.

At December 31, 2006, 5,000,000 shares of voting common stock were authorized, and 2,721,470 shares of voting common stock were issued and outstanding. The par value of each share of common stock is $0.01 per share. In December 2006, UCI Holdco declared a dividend of approximately $96 per share on its common stock.

Minority interest of $3.7 million is included in “Other long-term liabilities” in the balance sheet at December 31, 2006. Income of $0.8 million related to minority interest is included in “Miscellaneous, net” in the income statement in 2006.

NOTE 25 —	CONCENTRATION OF RISK

The Company places its cash investments with a relatively small number of high quality financial institutions. Substantially all of the cash and cash equivalents, including foreign cash balances at December 31, 2006 and 2005, were uninsured. Foreign cash balances at December 31, 2006 and 2005 were $3.1 million and $4.8 million, respectively.

The Company sells vehicle parts to a wide base of customers. Sales are primarily to aftermarket customers, with less than 10% to original equipment manufacturers (“OEM’s”). The Company has outstanding receivables owed by these customers and to date has experienced no significant collection problems. Sales to a single customer, AutoZone, approximated 24%, 24% and 25% of total net sales for the years ended December 31, 2006, 2005 and 2004, respectively. No other customer accounted for more than 10% of total net sales for the years ended December 31, 2006, 2005 and 2004. Although the Company is affected by developments in the North American automotive industry, due to our low concentration of OEM business, management does not believe significant credit risk exists.

UCI Holdco, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 —	QUARTERLY FINANCIAL INFORMATION (unaudited)

The following is a summary of the unaudited quarterly results of operations. The Company believes that all adjustments considered necessary for a fair presentation in accordance with generally accepted accounting principles have been included (in millions).

	Quarter Ended
	March 31	June 30	Sept. 30	Dec. 31

2006
Net sales	$214.6	$230.5	$238.3	$222.7
Gross profit	45.1	46.8	45.1	40.5
Net income (loss) from continuing operations	3.4	(1.4)	2.1	1.3
2005
Net sales	$195.2	$215.9	$210.7	$190.9
Gross profit	37.6	44.9	45.2	27.1
Net income (loss) from continuing operations	1.1	3.1	6.7	(18.5)

The Company’s quarterly results were affected by the losses described in Notes 3, 5, 6, 13, and 14. Below is a summary of the after-tax effects of the losses. Except for the change in estimate described in Note 13, none of these losses affect net sales or gross profit.

	2006 Quarter Ended
	March 31	June 30	Sept. 30	Dec. 31

Note 3 — Cost of integration of water pump operations and resulting asset impairment losses	$—	$3.0	$0.5	$1.0
Note 5 — 2006 costs of closing facilities and consolidating operations	0.9	2.7	0.5	0.1
Note 14 — Write-off of deferred financing costs	—	1.6	—	—

	2005 Quarter Ended
	March 31	June 30	Sept. 30	Dec. 31

Note 6 — 2005 asset impairment and other costs	$—	$2.2	$0.6	$11.5
Note 13 — Product returns change in estimate ($14 million reduction to net sales and gross profit)	—	—	—	8.6

ACAS Acquisition (ASC), Inc. and Subsidiaries

Condensed Consolidated Balance Sheet (unaudited)

March 31, 2006
(In thousands)

ASSETS
Current assets
Cash	$1,302
Accounts receivable — trade, net	16,541
Other receivables	2,706
Inventories	33,062
Deferred tax assets	1,696
Prepaid expenses	1,009

Total current assets	56,316
Property, plant and equipment, net	23,199
Goodwill	20,276
Intangible assets, net	8,568
Deferred financing costs, net	778
Other assets	683

Total assets	$109,820

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable — trade	$16,159
Accrued expenses	5,230
Current portion of long-term debt	50,111
Current portion of capital lease obligations	411
Put option obligation	26,000
Redeemable preferred stock	7,546

Total current liabilities	105,457
Capital lease obligations	909
Long-term accounts payable — trade	2,365
Deferred income	226
Deferred tax liabilities	4,353
Minority interest	3,577
Shareholders’ equity (deficit)
Common stock	—
Additional paid-in capital	8,209
Accumulated deficit	(15,106)
Accumulated other comprehensive income	(170)

Total shareholders’ equity (deficit)	(7,067)

Total liabilities and shareholders’ equity (deficit)	$109,820

See notes to condensed consolidated financial statements.

ACAS Acquisition (ASC), Inc. and Subsidiaries

Condensed Consolidated Income Statements (unaudited)

	Three Months Ended March 31,
	2006	2005
	(In thousands)

Net sales	$26,326	$24,701
Cost of sales	18,925	17,523

Gross profit	7,401	7,178
Selling, general and administrative expense	3,235	3,470
Depreciation and amortization expense	1,793	1,151

Operating income	2,373	2,557
Other income (expense)
Interest expense	(1,569)	(1,711)
Accretion of put option obligation	—	(2,219)
Minority interest in loss (income) of consolidated subsidiary	8	(172)
Other, net	40	83

Income (loss) before income taxes	852	(1,462)
Income tax expense	149	129

Net income (loss)	$703	$(1,591)

See notes to condensed consolidated financial statements.

ACAS Acquisition (ASC), Inc. and Subsidiaries

Condensed Consolidated Statements of Redeemable Preferred Stock
and Shareholders’ Equity (Deficit) (unaudited)

		Shareholders’ Equity (Deficit)
					Accumulated
	Redeemable		Additional		Other	Total
	Preferred	Common	Paid-In	Accumulated	Comprehensive	Shareholders’
	Stock	Stock	Capital	Deficit	Income	Equity (Deficit)
	(In thousands)

Balance at January 1, 2005	$5,609	$—	$1,316	$(5,224)	$—	$(3,908)
Accretion of Preferred Stock discount from attached warrants	272			(272)		(272)
Accrued Preferred Stock dividends	126			(126)		(126)
Stock options compensation expense			7			7
Comprehensive income
Net income				(1,591)		(1,591)

Balance at March 31, 2005	$6,007	$—	$1,323	$(7,213)	$—	$(5,890)

Balance at January 1, 2006	$7,202	$—	$8,202	$(15,465)	$99	$(7,164)
Accretion of Preferred Stock discount from attached warrants	218			(218)		(218)
Accrued Preferred Stock dividends	126			(126)		(126)
Stock options compensation expense			7			7
Comprehensive income
Net income				703		703
Foreign currency adjustment					(269)	(269)

Balance at March 31, 2006	$7,546	$—	$8,209	$(15,106)	$(170)	$(7,067)

See notes to condensed consolidated financial statements.

ACAS Acquisition (ASC), Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (unaudited)

	Three Months
	Ended March 31,
	2006	2005
	(In thousands)

Operating activities:
Net income (loss)	$703	$(1,591)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization of intangible assets	1,793	1,151
Amortization of deferred financing costs and debt discount	202	201
Accretion of put option obligation	—	2,219
Stock option expense	7	7
Deferred income taxes	(382)	72
Minority interest	(8)	225
Other non-cash	(269)	—
Changes in operating assets and liabilities
Accounts receivable	(1,072)	(3,042)
Inventories	1,737	(4,032)
Prepaid expenses	(313)	372
Accounts payable	1,353	1,672
Accrued expenses	1,200	2,613
Other	(2,758)	(192)

Net cash provided by (used in) operating activities	2,193	(325)

Investing activities:
Purchase of property and equipment	(720)	(1,761)

Net cash used in investing activities	(720)	(1,761)

Financing activities:
Net borrowings under revolving credit facilities and other debt	(1,080)	2,078
Payment of long-term debt and capital lease obligations	(643)	(611)

Net cash provided by (used in) financing activities	(1,723)	1,467

Net decrease in cash	(250)	(619)
Cash — beginning of year	1,552	1,501

Cash — end of period	$1,302	$882

See notes to condensed consolidated financial statements.

ACAS Acquisition (ASC), Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

1.	Organization and Nature of Business

Basis of Presentation

Effective October 29, 2002 (the “Transaction Date”), the shareholders of ASC Industries, Inc. (“Industries”) approved a definitive agreement with American Capital Strategies, Inc. (“ACAS”) to acquire all of the outstanding shares of Industries. On the Transaction Date, Industries became a wholly owned subsidiary of a newly formed company, ACAS Acquisition (ASC), Inc. All subsidiaries which were subject to the transaction are consolidated into ASC. ACAS Acquisition (ASC), Inc. and its subsidiaries are collectively referred to as “the Company” or “ASC”.

On May 25, 2006 (the “Acquisition Date”), ASC was sold to United Components, Inc. (“UCI”). UCI acquired the capital stock of the Company for $154.7 million (before working capital and adjustments for other items contemplated in the Stock Purchase Agreement) and ASC became a wholly owned subsidiary of UCI. UCI assumed certain debt of the Company and will pay ASC stockholders up to an aggregate amount of $4 million in purchase price following the Acquisition, based upon the achievement of certain operational objectives. (See Note 2.)

The accompanying unaudited condensed consolidated financial statements include the accounts of ASC and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles for interim financial statements. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

The financial statements at March 31, 2006 and for the three-month periods ended March 31, 2006 and 2005 are unaudited. In the opinion of the Company, these financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations for such periods.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. The estimates and assumptions include estimates of the collectibility of accounts receivable and the realizability of inventory, goodwill and other intangible assets. They also include estimates of cost accruals, warranty and product returns, insurance reserves, income taxes and other factors. Management has exercised reasonableness in deriving these estimates; however, actual results could differ from these estimates.

These financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2005.

Nature of Business

The Company is headquartered in North Canton, Ohio. ASC is a leading global manufacturer and distributor of new water pumps for automotive and light truck vehicles. The Company also conducts operations through its wholly owned subsidiaries, ASC Tianjin Auto Parts, Inc. (“ASC-T”) and ASC (Beijing) Consulting Company, Inc. (“ASC-B”), and through a majority owned joint venture, Shandong Yanzhou ASC Liancheng Industries, Co. (“ASC-L”), all located in the People’s Republic of China. The majority of production from ASC-T and ASC-L is sold to ASC Industries for use in the production of its finished water pumps. ASC-B performs various services for third party vendors related to the sale of their products to ASC Industries, and derives commissions in exchange for these services. Canton Auto Import Sales, Inc. (“CAIS”), a wholly owned subsidiary, provides certain services for the Company’s facilities in China. In Exchange, ASC-T and ASC-L pay a monthly commission to CAIS for these services. POS Sales Corp. No. 7, Inc. (“POS”), a wholly owned

ACAS Acquisition (ASC), Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

subsidiary of the Company, maintains and sells consignment water pump inventory to one of the Company’s major customers. The Company sells its water pumps to customers throughout North America and extends credit to these customers, a significant portion of which are automobile industry service centers, generally without requiring collateral.

2.	Sale of ASC to United Components, Inc.

On May 25, 2006, UCI purchased all of the issued and outstanding common stock and other equity interests of the Company for approximately $155 million. At the Acquisition Date, in connection with this transaction, (i) certain long-term debt was paid (see Note 5), (ii) the Preferred Stock was redeemed (see Note 7), (iii) the warrants were exercised (see Note 7), and (iv) all outstanding stock options became fully vested and were exercised (see Note 8).

UCI will account for the purchase of the Company under the purchase method of accounting and accordingly, the purchase price will be allocated based on the fair value of the assets acquired and liabilities assumed by UCI at the Acquisition Date. Therefore, the Company’s balance sheet and results of operations in the future may be significantly different than historical amounts.

3.	Inventories

Inventories at March 31, 2006 consist of the following (in thousands):

Raw materials	$15,528
Finished goods	17,534

$33,062

4.	Income Taxes

The Company’s foreign subsidiaries ASC-B, ASC-T, and ASC-L are taxable corporations in the Republic of China. In accordance with the relevant tax laws in the People’s Republic of China, the subsidiaries are subject to corporate income tax at rates ranging between 24-33% depending upon the type of company and location. However, because they are export companies, ASC-T and ASC-L are exempted from corporate income tax and local income tax for their first two profit-making years (after deducting losses incurred in previous years) and are entitled to a 50% tax reduction for the succeeding three years. The applicable income tax rates for 2005 were: 12% for ASC-T, 15% for ASC-L and 33% for ASC-B. The applicable income tax rates for 2006 are the same as 2005.

Income tax expense is different than the amount computed by applying the U.S. Federal statutory rate to income before income taxes primarily due to permanent differences between book income and taxable income. These consist primarily of the nondeductible book expense related to the accretion of stock purchase warrants and foreign tax rate differences.

ACAS Acquisition (ASC), Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

5.	Indebtedness

The Company had the following outstanding debt as of March 31, 2006 (in thousands):

March 31,
2006

Revolving credit facility	$10,232
Senior term loan A	4,000
Debt due to ACAS
Senior term loan B	7,475
12% senior subordinated notes	13,000
13% junior subordinated notes	7,500
Other debt	9,224
Unamortized debt discounts	(1,320)

Current portion of long-term debt	$50,111

The Company’s outstanding debt, except other debt (which is short term notes payable at the China subsidiaries), was paid at the Acquisition Date. Therefore, all debt has been classified as currently payable in the condensed consolidated balance sheet at March 31, 2006.

6.	Contingencies

The Company is subject to various other contingencies, including routine legal proceedings and claims arising out of the normal course of business. In the opinion of management, such litigation and claims are likely to be resolved without material adverse effect on the Company’s financial position or results of operations.

7.	Redeemable Preferred Stock and Warrants

At the Transaction Date, in exchange for $7.2 million in cash, the Company issued to ACAS 72,000 shares of redeemable preferred stock (the “Preferred Stock”) with a $100 per share redemption value, cumulative 7% dividend, and having ten voting rights per share. The shares are redeemable at ACAS’s option at the earlier of the exercise of the common stock warrants by ACAS, a change in control of the Company, or October 2012.

Warrants to purchase 74,888 shares of the Company’s common stock at $0.001 per share were issued to ACAS in conjunction with the issuance of the Preferred Stock, the 12% senior subordinated notes and the 13% junior subordinated notes. These warrants are exercisable at ACAS’s option at the earlier of October 2007 or the payment by the Company of all debt payable to ACAS.

The Preferred Stock was redeemed and the warrants were exercised at the Acquisition Date. Therefore, the Preferred Stock and warrants have been classified as currently payable at March 31, 2006.

8.	Stock-Based Compensation Plan

The Company’s 2002 Stock Option Plan provides for the granting of options to purchase up to 12,460 shares of ASC’s common stock. Through March 31, 2006, the Company had granted 11,267 stock options under this plan. All options outstanding under the plan were granted at an exercise price of $100 per share.

In connection with the sale of the Company, and in accordance with the related stock purchase agreement, all the outstanding stock options vested and were exercised with a fair value of $244.77 per share on the Acquisition Date.

ACAS Acquisition (ASC), Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

9.	New Accounting Pronouncement

In December 2004, the FASB issued SFAS No. 151, “Inventory Costs.” SFAS No. 151 primarily clarifies the accounting for inventory when there are abnormal amounts of idle facility expense, freight, handling costs and wasted materials. Under previously existing guidelines, items such as idle facility expense, excessive spoilage and re-handling costs were recorded as adjustments to the value of inventory unless they were “so abnormal” as to require them to be treated as current period charges. SFAS No. 151 requires that abnormal levels of such items be recognized as current period charges regardless of whether they meet the “so abnormal” criteria. The accounting provisions of SFAS No. 151 are to be applied prospectively and are effective for inventory costs incurred in the first quarter of 2006. Adoption of SFAS No. 151 did not have a material effect on the Company’s financial statements.

10.	Other Information

At March 31, 2006, 300,000 shares of common stock were authorized of which 150,000 were issued and outstanding. The par value of each share of common stock is $0.001 per share.

Cash payments for interest and income taxes (net of refunds) are as follows (in thousands):

	Three Months Ended March 31,
	2006	2005

Interest	$1,356	$1,118
Income taxes (net of refunds)	61	221

11.	Related Party Transactions

The Company pays an annual fee payable quarterly to ACAS for managerial services provided to the Company. The fee is $350,000 per year for as long as ACAS maintains ownership of at least 10% of the Preferred Stock. Effective at the Acquisition Date, the Company will no longer pay this fee because ACAS no longer maintains ownership of the Preferred Stock or the Company.

12.	Major Customers

Substantially all of the Company’s trade accounts receivable is from entities in the automobile industry. For the three months ended March 31, 2006, two customers accounted for 37% and 18% of net sales, respectively. For the same period in 2005, these two customers accounted for 37% and 23% of net sales, respectively. ASC has contractual sales agreements ranging from two to five years with these customers. The Company performs periodic credit evaluations of its customers’ financial condition and as a result, believes that its trade accounts receivable credit risk exposure is limited. Management believes that the loss of any one of these customers could have a material long-term adverse effect on the Company.

Report of Independent Auditors

The Shareholders and Board of Directors
ACAS Acquisition (ASC), Inc. and Subsidiaries
North Canton, Ohio

We have audited the accompanying consolidated balance sheets of ACAS Acquisition (ASC), Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, redeemable preferred stock, warrants, and stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ACAS Acquisition (ASC), Inc. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2004, the Company adopted Statement of Financial Accounting Standard No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.

/s/ Ernst & Young LLP
Akron, Ohio

April 14, 2006, except for
the eighth paragraph in
Note 5, to which the
date is May 8, 2006

ACAS Acquisition (ASC), Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31
	2005	2004
	(In thousands)

ASSETS
Current assets:
Cash	$1,552	$1,501
Accounts receivable:
Trade, net of allowances of $257 and $377 in 2005 and 2004, respectively	16,770	18,685
Other	1,405	1,720

	18,175	20,405
Inventories	34,799	29,399
Deferred taxes	1,504	2,295
Prepaid expenses	696	733

Total current assets	56,726	54,333
Property and equipment:
Machinery and equipment	17,810	17,336
Office equipment	4,425	3,195
Leasehold improvements	6,606	2,940

Total property and equipment	28,841	23,471
Less accumulated depreciation	5,332	3,171

	23,509	20,300
Intangible assets:
Employment contracts	14,300	14,300
Engineered drawings	3,000	3,000
Customer purchase agreements	1,700	1,700

Total intangible assets	19,000	19,000
Less accumulated amortization	9,669	6,616

	9,331	12,384
Other assets:
Goodwill	20,276	13,416
Deferred financing costs, net	881	1,305
Other	840	668

Total other assets	21,997	15,389

Total assets	$111,563	$102,406

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable — trade	$17,171	$17,654
Accrued expenses	4,030	6,757
Current portion of long-term debt	32,453	13,861
Current portion of capital lease obligation	411	386

Total current liabilities	54,065	38,658
Long-term debt, less current portion	19,184	30,792
Capital lease obligations	1,009	1,420
Long-term accounts payable — trade	2,913	3,830
Deferred income	226	—
Deferred taxes	4,543	5,861
Put option obligation	26,000	17,125
Minority interest	3,585	3,019
Redeemable preferred stock	7,202	5,609
Shareholders’ equity (deficit):
Common stock, $0.001 par value, 300,000 shares authorized; 150,000 issued and outstanding (120,000 — 2004)	—	—
Additional paid-in capital	8,202	1,316
Accumulated deficit	(15,465)	(5,224)
Accumulated other comprehensive income	99	—

Total shareholders’ equity (deficit)	(7,164)	(3,908)

Total liabilities and shareholders’ equity (deficit)	$111,563	$102,406

See notes to consolidated financial statements.

ACAS Acquisition (ASC), Inc. and Subsidiaries

Consolidated Statements of Operations

	Years Ended December 31
	2005	2004	2003
	(In thousands)

Net sales	$98,258	$79,192	$75,796
Cost of sales	71,171	50,969	49,868

Gross profit	27,087	28,223	25,928
Selling, general, and administrative expense	13,504	13,329	10,891
Depreciation and amortization expense	6,541	5,264	4,761

Operating income	7,042	9,630	10,276
Other income (expense):
Interest expense	(7,586)	(5,844)	(5,488)
Accretion of put option obligation	(8,875)	(5,426)	—
Minority interest in income of consolidated subsidiary	(566)	(717)	(560)
Deal costs related to sale of company	(250)	—	—
Other, net	780	1,061	385

(Loss) income before provision for income taxes and cumulative effect of change in accounting	(9,455)	(1,296)	4,613
Income tax (benefit) expense	(807)	900	880

(Loss) income before cumulative effect of change in accounting	(8,648)	(2,196)	3,733
Cumulative effect of change in accounting	—	(4,755)	—

Net (loss) income	$(8,648)	$(6,951)	$3,733

See notes to consolidated financial statements.

ACAS Acquisition (ASC), Inc. and Subsidiaries

Consolidated Statements of Redeemable Preferred Stock,
Warrants, and Shareholders’ Equity (Deficit)

			Shareholders’ Equity (Deficit)
					(Accumulated	Accumulated
	Redeemable			Additional	Deficit)	Other
	Preferred		Common	Paid-In-	Retained	Comprehensive
	Stock	Warrants	Stock	Capital	Earnings	Income	Total
		(In thousands)

Balance at January 1, 2003	$3,053	$6,531	$—	$1,933	$437	$—	$2,370
Net income	—	—	—	—	3,733	—	3,733
Accretion of preferred stock discount from attached warrants	774	—	—	(774)	—	—	(774)
Accrued preferred stock dividends	504	—	—	—	(504)	—	(504)
Accretion of stock purchase warrants to fair value	—	1,572	—	(1,159)	(413)	—	(1,572)
Distributions	—	—	—	—	(248)	—	(248)

Balance at January 1, 2004	4,331	8,103	—	—	3,005	—	3,005
Net loss	—	—	—	—	(6,951)	—	(6,951)
Accretion of Preferred Stock discount from attached warrants	774	—	—	—	(774)	—	(774)
Accrued Preferred Stock dividends	504	—	—	—	(504)	—	(504)
Change in accounting for stock purchase warrants	—	(8,103)	—	1,159	—	—	1,159
Stock options compensation expense	—	—	—	157	—	—	157

Balance at December 31, 2004	5,609	—	—	1,316	(5,224)	—	(3,908)
Net loss	—	—	—	—	(8,648)	—	(8,648)
Foreign exchange conversion	—	—	—	—	—	99	99
Issuance of common stock	—	—	—	6,860	—	—	6,860
Accretion of Preferred Stock discount from attached warrants	1,089	—	—	—	(1,089)	—	(1,089)
Accrued Preferred Stock dividends	504	—	—	—	(504)	—	(504)
Stock options compensation expense	—	—	—	26	—	—	26

Balance at December 31, 2005	$7,202	$—	$—	$8,202	$(15,465)	$99	$(7,164)

See notes to consolidated financial statements.

ACAS Acquisition (ASC), Inc. and Subsidiaries

Statements of Consolidated Cash Flows

	Years Ended December 31
	2005	2004	2003
	(In thousands)

Operating activities
Net (loss) income	$(8,648)	$(6,951)	$3,733
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Cumulative effect of change in accounting	—	4,755	—
Depreciation and amortization of intangibles	6,541	5,264	4,761
Amortization of deferred financing costs	424	439	465
Amortization of discount on debt	392	392	419
Accretion of put option obligation	8,875	5,426	—
Stock option expense	26	157	—
Deferred income taxes	(527)	(1,210)	(838)
Minority interest	566	717	560
Provision for bad debts	(64)	50	189
Changes in operating assets and liabilities:
Accounts receivable	2,294	2,211	(3,518)
Inventories	(5,400)	(11,755)	3,048
Prepaid expenses	37	(422)	(28)
Accounts payable	(1,400)	8,756	(476)
Accrued expenses	(2,501)	988	(1,517)
Other	(1,099)	(652)	(1,049)

Net cash (used in) provided by operating activities	(484)	8,165	5,749
Investing activities
Purchase of property and equipment	(5,671)	(11,731)	(3,837)

Net cash used in investing activities	(5,671)	(11,731)	(3,837)
Financing activities
Net borrowings under revolving credit facilities and other debt	8,306	5,414	(1,010)
Payment of long-term debt	(2,100)	(2,100)	(2,075)
Distribution	—	—	(248)

Net cash provided by (used in) financing activities	6,206	3,314	(3,333)

Net increase (decrease) in cash	51	(252)	(1,421)
Cash — beginning of year	1,501	1,753	3,174

Cash — end of year	$1,552	$1,501	$1,753

See notes to consolidated financial statements.

ACAS Acquisitions (ASC), Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.	Organization and Nature of Business

Basis of Presentation

Effective October 29, 2002 (the Transaction Date), the shareholders of ASC Industries, Inc. (Industries) approved a definitive agreement with American Capital Strategies, Inc. (ACAS) to acquire all of the outstanding shares of Industries. On the Transaction Date, Industries became a wholly owned subsidiary of a newly formed company, ACAS Acquisition (ASC), Inc. (the Company or ASC). All subsidiaries which were subject to the transaction are consolidated into ASC. Aggregate consideration was $39.3 million including $28.8 million in cash and 120,000 shares of common stock of the Company valued at $10.5 million. Under the terms of the purchase agreement, the Company was required to distribute 30,000 additional shares of common stock to the former shareholders of Industries when specific earnings targets, as defined, were met within two years of the Transaction Date. Further, under the terms of the purchase agreement, the achievement of the earnings targets were determined by the Company following the issuance of its audited consolidated financial statements for the year ended December 31, 2004. The earnings targets were met and the Company’s Board of Directors approved the issuance of the 30,000 additional shares valued at $6.9 million. The value of the additional shares issued was accounted for as additional goodwill in 2005.

Nature of Business

The Company is headquartered in North Canton, Ohio. ASC is a leading global manufacturer and distributor of new water pumps for automotive and light truck vehicles. The Company also conducts operations through its wholly owned subsidiaries ASC Tianjin Auto Parts, Inc. (ASC-T) and ASC (Beijing) Consulting Company, Inc. (ASC-B), and through a majority owned joint venture Shandong Yanzhou ASC Liancheng Industries, Co. (ASC-L), all located in the People’s Republic of China with combined total net assets of approximately $20.1 and $17.9 million at December 31, 2005 and 2004, respectively. The majority of production from ASC-T and ASC-L are sold to ASC for use in the production of its finished water pumps. ASC-B performs various services for third party vendors related to the sale of their products to ASC Industries, and derives commissions in exchange for these services. Canton Auto Import Sales, Inc. (CAIS), a wholly owned subsidiary, provides certain services for the Company’s facilities in China. In exchange, ASC-T and ASC-L pay a monthly commission to CAIS for these services. POS Sales Corp. No. 7, Inc. (POS), a wholly owned subsidiary of the Company, maintains and sells consignment water pump inventory to one of the Company’s major customers. The Company sells its water pumps to customers throughout North America and extends credit to these customers, a significant portion of which are automobile industry service centers, and generally without requiring collateral.

Subsequent Events

On March 9, 2006, ASC entered into a definitive agreement with United Components, Inc., (UCI) under which UCI will acquire the capital stock of the Company for $154.7 million and ASC will become a wholly owned subsidiary of UCI. Under the terms of the agreement, UCI will assume certain debt of the Company and will pay ASC stockholders an additional $4 million in purchase price following the acquisition, based upon the achievement of certain operational objectives. On April 12, 2006, the Company received regulatory approval from the Federal Trade Commission to consummate the transaction. Management expects closing of the transaction to occur by May 25, 2006.

2.	Summary of Significant Accounting Policies

Change in Accounting Policy

The Company adopted Statement of Financial Accounting Standard (SFAS) No. 150, Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity, effective January 1, 2004.

ACAS Acquisitions (ASC), Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Under SFAS No. 150, certain financial instruments with characteristics of liabilities and equity are required to be classified and measured at fair value as a liability, as such instruments embody an obligation. The Company’s detachable stock purchase warrants, subject to a put option described in Note 8, meet the SFAS No. 150 definition of a liability. Accordingly upon adoption, the Company recognized the fair value accretion of the warrants from inception to January 1, 2004, of $4,755,000 as a cumulative effect of a change in accounting. Subsequent to adoption, the fair value adjustment for the Company’s detachable stock purchase warrants, subject to put option, was recognized in the Consolidated Statements of Operations.

Consolidation

The accompanying consolidated financial statements of the Company include the accounts of the Company and its subsidiaries. Minority interest is reflected in the accompanying consolidated financial statements for the minority owner’s 49% share of ASC-L. All intercompany accounts and transactions are eliminated in consolidation.

Revenue Recognition

Sales are generally recognized when products are shipped and title transfers to customers. Certain of the Company’s customers have the contractual right to return a percentage of previously purchased products in resaleable condition to the Company with the completion of an offsetting order of equal or greater value. Sales are reduced by the estimated amount of future product returns.

Shipping costs for items sold are included in cost of sales.

Stock-Based Compensation

The Company accounts for stock-based compensation using the fair value approach in accordance with SFAS No. 123, Accounting for Stock-Based Compensation. Under the fair value approach, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period.

The weighted-average fair value per share of stock options granted during 2003 was approximately $41.65 per share. The fair value for these options was estimated at the grant date using a minimum value option pricing model with the assumptions detailed below:

Risk-free interest rate	5.0%
Expected dividend yield	0.0%
Expected lives	5 years
Volatility	0.0%

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the balance sheets and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Cash

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

ACAS Acquisitions (ASC), Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Accounts Receivable

The Company’s allowance for doubtful accounts is estimated by management based on a review of historic losses, existing economic conditions, and the level and age of receivables from specific customers.

Inventories

Inventories are stated at the lower of cost or market. The Company uses the weighted-average cost method to determine cost for its inventory.

Property and Equipment

Property and equipment are stated at cost. The Company provides depreciation on leasehold improvements and machinery and equipment using the straight-line method over the assets’ estimated useful lives that range from three to ten years. Depreciation expense, including amortization of property and equipment under capital leases, amounted to approximately $3,487,000, $2,211,000, and $1,700,000 for the years ended December 31, 2005, 2004, and 2003, respectively. Maintenance, repairs and minor renewals are charged to operations when incurred. Additions and major renewals are capitalized.

Impairment of Tangible Long-Lived Assets

If an indication of potential impairment exists, the Company assesses the recoverability of the subject long-lived tangible assets by determining whether the depreciation of the remaining balance of the asset over its remaining useful life can be recovered through undiscounted future operating cash flows. If impairment exists, the amount of impairment is calculated using a discounted cash flow analysis and the carrying amount of the related asset is reduced to fair value.

Goodwill and Intangible Assets

The Company accounts for goodwill and intangible assets in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. Goodwill is not amortized and is reviewed for impairment at least annually. Intangible assets with definite lives are being amortized over their estimated useful lives which are five, six, and ten years for customer purchase agreements, employment contracts, and engineered drawings, respectively. Amortization expense of approximately $3,100,000 was recognized in 2005, 2004, and 2003.

Estimated annual intangible amortization expense in each of the next five years is as follows (in thousands):

2006	$3,028
2007	2,867
2008	2,286
2009	300
2010	300
Thereafter	550

$9,331

Under the terms of the 2002 purchase agreement, the Company was required to distribute 30,000 additional shares of common stock to the former shareholders of Industries if specific earnings targets are met within two years of the Transaction Date. As of December 31, 2004, the earnings targets were met and in 2005 the 30,000 shares valued at $6.9 million were issued and were recorded as additional goodwill.

ACAS Acquisitions (ASC), Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Income Taxes

The Company’s foreign subsidiaries ASC-B, ASC-T, and ASC-L are taxable corporations. In accordance with the relevant tax laws in the People’s Republic of China, the subsidiaries are subject to corporate income tax at rates ranging between 24-33% depending upon the type of company and location. However, because they are export companies, ASC-T and ASC-L are exempted from corporate income tax and local income tax for their first two profit-making years (after deducting losses incurred in previous years) and are entitled to a 50% tax reduction for the succeeding three years. The applicable income tax rate for ASC-T was 12% for 2005, 2004, and 2003. The applicable income tax rate for ASC-L was 15% for 2005 and 2004, and 0% for 2003. The applicable income tax rate for ASC-B was 33% for both 2005 and 2004.

The Company is subject to income tax at the corporate level and accounts for income taxes using the liability method. Deferred taxes are recognized for the tax consequences of temporary differences between the financial statement amounts and the tax basis of assets and liabilities.

Advertising Costs

Advertising costs, which the Company expenses when incurred, were approximately $309,000, $216,000, and $156,000, in 2005, 2004 and 2003, respectively. The amounts include costs related to advertisements purchased in various trade publications.

Research and Development Costs

Research and Development costs, which the Company expenses when incurred, were approximately $100,000, $154,000, and $112,000 in 2005, 2004 and 2003, respectively. The amounts are comprised of costs related to the development and design of the Company’s products.

Foreign Currency Translation

The functional currency for subsidiaries outside the United States is the local currency. Assets and liabilities of these subsidiaries are translated into United States dollars at the rates of exchange at the balance sheet dates. Income and expense items are translated at average monthly rates of exchange.

Foreign currency transaction losses of $501,000, $79,000, and $32,000 in 2005, 2004, and 2003, respectively, are included in the consolidated statement of operations.

3.	Inventories

Inventories consist of the following (in thousands):

	December 31
	2005	2004

Raw materials	$17,910	$17,300
Finished goods	16,889	12,099

	$34,799	$29,399

ACAS Acquisitions (ASC), Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

4.	Income Taxes

For financial statement reporting purposes, loss before provision for income taxes and cumulative effect of change in accounting, based on the geographic location of the operation to which such earnings are attributable, is summarized below (in thousands):

	December 31
	2005	2004	2003

United States	$(11,031)	$(5,353)	$579
China	1,576	4,057	4,034

	$(9,455)	$(1,296)	$4,613

Consolidated income tax (benefit) expense is comprised of the following (in thousands):

	2005	2004	2003

Current:
Federal	$(506)	$1,468	$1,356
Foreign	226	642	362

	(280)	2,110	1,718

Deferred:
Federal	(527)	(1,210)	(838)
Foreign	—	—	—

	(527)	(1,210)	(838)

Total income tax (benefit) expense	$(807)	$900	$880

Income tax expense is different than the amount computed by applying the U.S. Federal statutory rate to income before income taxes primarily due to permanent differences between book income and taxable income. These consist primarily of the nondeductible book expense related to the accretion of stock purchase warrants and foreign tax rate differences. Income taxes in the amount of $0.7 million, $2.9 million, and $1.6 million were paid in 2005, 2004, and 2003, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets arise primarily from allowance reserves and other accruals that do not meet the criteria for deduction from taxable income until a future period, while deferred tax liabilities are primarily due to the transaction costs allocated to intangible assets with definite lives and differences in depreciation and amortization methods and lives. At December 31, 2005 and 2004, the Company had deferred tax assets of $1.6 million and $2.4 million, respectively, and deferred tax liabilities of $4.6 million and $6 million, respectively.

The Company has not provided for U.S. income taxes on earnings of foreign subsidiaries as they are considered to be indefinitely reinvested in operations outside the United States.

ACAS Acquisitions (ASC), Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

5.	Indebtedness

The Company had the following debt outstanding as of December 31, 2005 and 2004 (in thousands):

	December 31
	2005	2004

Revolving credit facility	$10,878	$7,581
Senior term loan A	4,000	6,000
Senior term loan B	8,000	8,100
12% senior subordinated notes	13,000	13,000
13% junior subordinated notes	7,500	7,500
Other debt	9,677	4,281
Unamortized debt discounts	(1,418)	(1,809)

	51,637	44,653
Less amounts due within one year	32,453	13,861

Long-term debt, net of discounts	$19,184	$30,792

The Company maintains a revolving bank facility (the Credit Facility) with GMAC Business Credit, LLC (GMAC). The Credit Facility provides for a borrowing base in an amount equal to the lesser of $15 million or the result of a Revolving Advance formula as defined in the Loan and Security Agreement and is secured by substantially all of the Company’s assets. At December 31, 2005 and December 31, 2004, the borrowing base on the Credit Facility was $15 million, of which $4.1 million and $7.4 million were available to be drawn, respectively. Interest is payable quarterly or as LIBOR notes mature. The Credit Facility expires in October 2006. The interest rate on the Credit Facility is either the prime rate plus 2.75% or LIBOR plus 3.75%, depending upon the type of allowable loans outstanding. A facility fee is paid quarterly on the undrawn balance at a rate of 0.5% depending upon the percentage of the borrowing base outstanding. The weighted-average interest rate on these borrowings was 10.00% on December 31, 2005.

The Company has a senior term loan A (Term Loan A) held by GMAC. Term Loan A is payable in equal quarterly installments of $500,000 on each March 31, June 30, September 30, December 31, and March 31, with a final principal installment of $2.5 million in October 2006. Term Loan A is secured by substantially all of the Company’s assets and bears interest at the greater of a minimum rate of 6.00%, prime rate plus 3.00% or LIBOR plus 4.00%. The outstanding balance on the Term Loan A was $4.0 million and the interest rate was 8.53% at December 31, 2005.

The Company has a senior term loan B (Term Loan B) held by ACAS. Term Loan B is payable in equal quarterly installments of $25,000 on each March 31, June 30, September 30, and December 31, with a final principal installment of $7.9 million in September 2006. Term Loan B is available for prepayment at any time by the Company, in whole or in part in multiples of $100,000, at an amount equal to the 105% of the principal amount prepaid declining 1% annually on October 29. Term Loan B is secured by substantially all of the Company’s assets and bears interest at a rate of LIBOR plus 6.10%. The outstanding balance on the Term Loan B was $8.0 million and the interest rate was 10.39% at December 31, 2005.

The Company has 12% senior subordinated notes due 2008 (the 12% Notes) held by ACAS. The 12% Notes are payable in equal quarterly installments of $1,083,333 commencing on December 31, 2007, and on each March 31, June 30, September 30, and December 31 thereafter, and a final principal installment in September 2010. The 12% Notes are not available for early redemption by the Company as long as Term Loan B remains outstanding. Thereafter, the 12% Notes are redeemable at the option of the Company, in whole or in part in multiples of $100,000, at an amount equal to 105% of the principal amount prepaid

ACAS Acquisitions (ASC), Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

declining 1% annually on October 29 to 100% in 2007. The 12% Notes are secured by substantially all of the Company’s assets and are subordinated to all senior debt of the Company.

The Company has 13% junior subordinated notes due 2009 (the 13% Notes) payable to ACAS. The 13% Notes are payable in equal quarterly installments of $625,000 commencing on December 31, 2008, and on each March 31, June 30, September 30, and December 31 thereafter, and a final principal installment in September 2011. The 13% Notes are not available for early redemption by the Company as long as Term Loan B and 12% Notes remain outstanding. Thereafter, the 13% Notes are redeemable at the option of the Company, in whole or in part in multiples of $100,000, at an amount equal to the 105% of the principle amount prepaid declining 1% annually on October 29 to 100% in 2007. The 13% Notes are secured by substantially all of the Company’s assets and are subordinated to all senior debt of the Company.

Maturities of long-term debt at December 31, 2005, are as follows (in thousands):

2006	$32,453
2007	1,112
2008	4,958
2009	4,958
2010	3,875
Thereafter	5,699

$53,055

The debt agreements contain various covenants including certain financial ratio requirements. At December 31, 2005, the Company was not in compliance with its Capital Expenditures covenant on its borrowing with GMAC and with its requirement to furnish annual audited financial statements to its lenders within 120 days after the end of the 2005 fiscal year. These events of noncompliance were cured through the issuance of waivers by GMAC and ACAS on May 8, 2006. Interest paid during 2005, 2004, and 2003 totaled approximately $4.8 million, $3.9 million, and $3.7 million, respectively.

Deferred financing costs of approximately $2.1 million were incurred and are being amortized over the term of the various debt agreements, which range from four to nine years, using the interest rate method.

The fair value of long-term debt approximates the amounts recorded.

6.	Leasing Arrangements

The Company leases certain of its office space and equipment under various leasing arrangements including leases with ASC Manufacturing, Ltd. The Company’s President is the owner of ASC Manufacturing, Ltd., a company that is in the business of owning and leasing or renting production equipment, and commercial real estate. The Company has a rental agreement with ASC Manufacturing, Ltd. whereby it rents its North Canton facility for $85,100 per month.

This agreement terminates on June 30, 2007, at which time it may be extended for three five-year periods under the same terms and provisions. The Company paid approximately $1,022,000 of rent for these facilities in both 2005 and 2004 and $994,000 in 2003.

The Company also has a capital lease with ASC Manufacturing Ltd. for an automated aluminum water pump assembly and test system which it uses in the normal course of business in its North Canton facility and is included within machinery and equipment. The initial lease amount was $879,800 and the Company makes quarterly payments of $14,700 to lease this equipment. As of December 31, 2005, the Company had recorded $311,000 accumulated amortization related to this capital lease. The lease is in effect through September 30,

ACAS Acquisitions (ASC), Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

2017, at which time ASC may purchase the equipment at its option for $1. The Company made $58,700, $73,300 and $44,100 in lease payments for the lease of this equipment in 2005, 2004, and 2003, respectively.

The Company has a capital lease with JPMorgan Chase for an automated grey-iron water pump assembly and test system which it uses in the normal course of business in its North Canton facility and is included within machinery and equipment. The initial lease amount was $1,057,000 and the Company makes monthly payments of $32,800 to lease this equipment As of December 31, 2005, the Company had recorded $126,000 accumulated amortization related to this capital lease.

In November 2005, ASCL entered into a transaction whereby it sold its interest in a manufacturing facility in Yanzhou, China to its minority interest partner for $1.7 million. ASCL subsequently entered into a lease with the partner to lease the facility back for a five year term, which is renewable at the option of both parties for five subsequent five-year terms. Under the terms of the agreement, ASCL is obligated to make future minimum lease payments of $338,000 in each of the next five years. ASCL recognized a gain of $287,000 which has been deferred and is being amortized over the lease term.

The future minimum lease payments, by year and in the aggregate, under capital leases and noncancelable lease terms in excess of one year, consisted of the following at December 31, 2005 (in thousands):

		Noncancelable
	Capital	Operating
	Leases	Leases

2006	$457	$1,088
2007	457	653
2008	63	34
2009	63	3
2010	63	1
Thereafter	507	—

Total minimum payments	1,610	$1,779

Less amounts representing interest	190

Present value of net minimum lease payments	$1,420

7.	Commitments and Contingencies

ACAS Acquisition is involved in various legal actions and claims arising in the ordinary course of business. In the opinion of management, such litigation and claims are likely to be resolved without material adverse effect on the Company’s financial position or results of operations.

8.	Redeemable Preferred Stock and Warrants

At the Transaction Date, in exchange for $7.2 million in cash the Company issued to ACAS 72,000 shares of redeemable preferred stock (the Preferred Stock) with a $100 per share redemption value, cumulative 7% dividend, and having ten voting rights per share. The Preferred Stock accrues dividends at a rate of $42,000 per month. The shares may be redeemed at ACAS’s option at the earlier of the exercise of the common stock warrants by ACAS, a change in control of the Company or October 2012. The carrying amount of Preferred Stock has been discounted by the fair market value of attached warrants and by the fees associated with the issuance of the Preferred Stock. The discount is being accreted using the straight-line method. At December 31, 2005, the Preferred Stock has a liquidation preference of $8.8 million.

Warrants to purchase 74,888 shares of the Company’s common stock at $0.001 per share were issued to ACAS in conjunction with the issuance of the Preferred Stock, the 13% Notes and the 12% Notes. These

ACAS Acquisitions (ASC), Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

warrants may be exercised at ACAS’s option at the earlier of October 2007 or the payment by the Company of all debt payable to ACAS. The warrants were initially valued at $6.5 million and the resulting discount has been allocated among the Preferred Stock, the 13% Notes and the 12% Notes.

As the Preferred Stock and warrants may be redeemed at ACAS’s option, these instruments have been excluded from shareholders’ equity.

On May 15, 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity, (SFAS 150) which establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. On January 1, 2004, the Company adopted SFAS 150 for its warrants and recorded $4,755,000 cumulative effect of change in accounting. The Company recognized $8.9 million and $5.4 million in fair value adjustments for the stock purchase warrants in 2005 and 2004, respectively, which has been recorded as a non-cash interest expense and an increase in the long-term liability.

9.	Stock-Based Compensation Plan

The Company’s 2002 Stock Option Plan provides for the awarding or granting of options to purchase up to 12,460 shares of ASC’s common stock. Through December 31, 2005, the Company granted 11,267 stock options under this plan. All options outstanding under the plan were granted at an exercise price of $100 per share and expire ten years from date of grant. The options outstanding at December 31, 2005, have a remaining contractual life of 7.4 years. The plan is designed so that 75% of the options (Performance Vesting Shares) vest upon the attainment of established EBITDA targets by the Company (as defined in the stock option plans) and the remaining 25% of the options (Time Vesting Shares) vest equally over a four year-period of time from the date of grant. The plan includes acceleration provisions for the Performance Vesting Shares if the established EBITDA targets are surpassed. Of the options granted 4,126, 3,511, and 411 were exercisable as at December 31, 2005, 2004, and 2003, respectively. The Company recognized compensation expense of $25,600, $157,000, and $0 during 2005, 2004, and 2003, respectively.

A summary of the Company’s stock option activity and related information is as follows:

	Share	Exercise
	Options	Price

Outstanding at January 1, 2003	—	$—
Options granted	11,267	100

Outstanding at December 31, 2003	11,267	100
Options granted	—	—

Outstanding at December 31, 2004	11,267	100
Options granted	—	—

Outstanding at December 31, 2005	11,267	$100

10.	Related-Party Transactions

The Company pays an annual fee payable quarterly to ACAS for managerial services provided to the Company. The fee was $350,000 in both 2005 and 2004 and $325,000 in 2003, and will remain at $350,000 per year for as long as ACAS maintains ownership of at least 10% of the Preferred Stock.

ACAS Acquisitions (ASC), Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

11.	Major Customers

Substantially all of the Company’s trade accounts receivable is from entities in the automobile industry. For the year ended December 31, 2005, two customers accounted for 38.1% and 20.4% of net sales, respectively. ASC has contractual sales agreements ranging from two to five years with these customers. The Company performs periodic credit evaluations of its customers’ financial condition and as a result, believes that its trade accounts receivable credit risk exposure is limited. Management believes that the loss of any one of these customers could have a material long-term adverse effect on the Company.

In August 2004, the Company consummated an agreement with one of its major customers (POS Customer), whereby its wholly owned subsidiary, POS Sales Corp. No. 7, Inc. repurchased approximately $10.1 million of water pump inventory which is held in consignment at the POS Customer’s locations. This inventory is treated as Pay-On-Scan inventory, whereby title for the products transfers to the POS Customer and a subsequent sale is recorded by the Company when the POS product is sold to a purchaser by the POS Customer. The repurchase transaction was recorded as a reversal of sale, resulting in a reduction to Net Sales of $10,076,000 and a reduction of Cost of Sales in the amount of $6,464,000.

During 2005, the Company consummated two additional agreements with one of its major customers (POS Customer), whereby its wholly owned subsidiary POS Sales Corp. No. 7, Inc. repurchased approximately $4.4 million of water pump inventory which is held in consignment at the POS Customer’s locations. This inventory is treated as Pay-On-Scan inventory, whereby title for the products transfers to the POS Customer and a subsequent sale is recorded by the Company when the POS product is sold to a purchaser by the POS Customer. The repurchase transaction was recorded as a reversal of sale, resulting in a reduction to Net Sales of $4,377,000 and a reduction of cost of sales in the amount of $2,806,000.

12.	Profit-Sharing Plan and Trust

The Company maintains a 401(k) profit-sharing plan covering employees who meet the minimum age and years of service eligibility requirements. The Company contributed $132,300, $115,800, and $41,300 to the plan in 2005, 2004, and 2003, respectively. The plan is held in trust at John Hancock Life Insurance Company.

UCI HOLDCO, INC.

OFFER TO EXCHANGE

$265,200,000 principal amount of its Floating Rate Senior PIK Notes due 2013 which have been registered under the Securities Act,
for any and all of its outstanding Floating Rate Senior PIK Notes due 2013

November 9, 2007

Dealer Prospectus Delivery Obligation:  Until the date that is 90 days after the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.